9/18


06017672

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westfield Group

*CURRENT ADDRESS Level 24, Westfield Towers
100 William St.
Sydney, NSW 2011
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

FILE NO. 82- 35029 FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

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DAT : 10/18/06

82-35029

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2006 SEP 18 A 11:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
12-21-05

Westfield Group Annual Report 31 December 2005

Westfield

All amounts quoted in Australian dollars unless otherwise stated

Westfield Holdings Limited ABN [illegible]
Westfield Management Limited ABN [illegible] AFS Licence [illegible]
[illegible] entity for Westfield Trust ABN [illegible] ARSN [illegible]
Westfield America Management Limited ABN [illegible] AFS Licence [illegible]
[illegible] entity for Westfield America Trust ABN [illegible] ARSN [illegible]

Contents



The Westfield Group

128 shopping centres in four countries
22,500 retail outlets
10.6 million square metres of lettable area
$31.6 billion market capitalisation

2005 FINANCIAL HIGHLIGHTS

— NET PROFIT AFTER TAX OF $4.2 BILLION

— DISTRIBUTION OF $1.8 BILLION (106.57 CENTS PER SECURITY)

— ASSETS UNDER MANAGEMENT OF $52.5 BILLION (25% INCREASE FOR THE YEAR)

- The Westfield Group is a single focussed, fully integrated, internally managed, owner of regional shopping centre assets globally
- World's largest listed retail property group by market capitalisation
- More than 60% of the Group's net property income is based outside of Australia
- The quality and market penetration of the regional shopping centre portfolio is a unique feature of the Group's business
- Intensive management at an operational level is a key driver for income growth from existing assets
- Extensive development program at high yields generates incremental income, improves asset quality and creates significant value

Chairman's Review

» I am pleased to report to you on the Group's performance during our first full-year of operations since the merger some 18 months ago. Westfield is now well established as the leading retail property group in the world and our operating statistics confirm the underlying strength of our business as well as the prospects for future growth.



The primary rationale for merging the three entities – Westfield Holdings, Westfield Trust and Westfield America Trust – was to create a better platform for growth. This report highlights how we are achieving that growth.

Our business model allows the Group to create internally-generated growth through the redevelopment of our $52.5 billion portfolio of 128 regional shopping centres. Currently 18 of those regional shopping centres are under redevelopment at a cost of $6.8 billion and we plan to start between $1.5 and $2 billion of new redevelopments from the portfolio each year for the next three years. This self-sustaining real estate model will allow us to generate 6% operational earnings growth (on a constant currency basis) for the foreseeable future. This growth is derived from the underlying growth in property income from the existing portfolio as well as incremental property income from the redevelopment program.

We have a globally recognised brand and continue to outperform in all markets with occupancy levels at an all-time high, strong growth in rental income and very good returns from our redevelopment pipeline.

Net profit for the year was $4.2 billion and distributions to security holders was $1.8 billion, or 106.57 cents per security in line with the Group's forecast. Total returns to security holders were 16.8% for the year inclusive of distributions. This was well ahead of the Property Trust Index (of which the Group represents 34%) total return of 12.5%.

The business philosophy of the Group has always been focussed on shareholder returns and growth in both income and value of our portfolio.

With current cap rates for new acquisitions being as low as they are and the returns from redevelopment being far higher, it is clear that our redevelopment pipeline will be the engine for superior growth in the current environment.

Even so, our redevelopment focus and basic business model has not changed. Regional shopping centres as an asset class require constant management and reinvestment of capital to stay relevant in their marketplace and ahead of the competition.

Westfield has demonstrated an ability to reinvest capital in its assets while obtaining a superior return for that investment. In fact, when buying an asset, a portfolio or company, it is this ability that sets Westfield apart because the reinvestment of capital through redevelopment is a major factor in our decision-making process. The current portfolio that fuels the pipeline has been put together over more than 40 years in the normal course of our business.

Improving the knowledge and skill of all our people is a priority for the business. I regard Westfield's senior executive team as one of our most valued assets, but to keep it that way requires continual evolution of our existing executives and targeted recruitment of new talent.

Over the past decade we have nurtured a stable core of experienced leaders from within Westfield and blended them with senior appointments not only from the shopping centre industry but from other fields that can add new ideas and energy to the Group.

Corporate governance and environmental standards remain important to the Group. We continue to review our structure and processes to meet the high standards set by regulatory authorities and expected by the community. This report contains an overview of just some of the measures we are taking in this area.

To continue to maintain the flexibility and financial capacity to invest in opportunities with strong returns the Board has decided on a change to the distribution policy adopted at the time of the merger.

From July 1 2006 project profits will no longer be distributed from capital. The policy in future will be to distribute no more than 100% of Operational Segment earnings adjusted for realised gains or losses from hedging the Group's non-Australian income.

I am pleased to be able to report on yet another strong result for the Group. This year has seen the Westfield Group cement its place as the largest listed retail property group in the world and amongst the 10 largest Australian listed companies.

I am confident in restating the distribution forecast for 2006 of 106.5 cents per security and look forward to another strong year in which we continue to achieve high income returns and capital growth for all Westfield investors.

Chairman


Portfolio Overview
13%
7%
UNITED STATES
AUSTRALIA
UNITED KINGDOM
NEW ZEALAND
TOTAL
7
UK
NORTHERN IRELAND
BELFAST
NOTTINGHAM
LONDON



WASHINGTON
INDIANA
ILLINOIS
CONNECTICUT
NEW YORK
NEBRASKA
OHIO
NEW JERSEY
COLORADO
NORTHERN CALIFORNIA
MARYLAND
MISSOURI
SOUTHERN CALIFORNIA
NORTH CAROLINA
67
centres
aus
54
centres
QUEENSLAND
WESTERN AUSTRALIA
NEW SOUTH WALES
SOUTH AUSTRALIA
ACT
VICTORIA
AUCKLAND
HAMILTON
WELLINGTON
CHRISTCHURCH
nz

Group Managing Directors' Review



It is now a little over 18 months since the merger to create the Westfield Group. In this time the value of the Group's regional shopping centre portfolio has grown by 43.9% as a result of the Group's intensive management of its centres, the ongoing redevelopment of its portfolio, the acquisition of new properties and upward revaluations of existing centres.

LEFT STEVEN LOWY RIGHT PETER LOWY

2005 Year in Review
The Westfield Group announced its first full year result as a merged entity, reporting a net profit of $4.2 billion for the 12 months to 31 December 2005. The distribution for the year was $1.8 billion representing 106.57 cents per stapled security.

The strong result was due to a solid operational performance in all markets and the continued delivery of the Group's extensive redevelopment program during the year.

On a comparable basis, the Group's profit after tax of $1.66 billion (96.8 cents per security) was ahead of the $1.59 billion (94.9 cents per security) forecast contained in the Explanatory Memorandum for the merger, issued in May 2004.

The total distribution comprises distributions from both Westfield Trust and Westfield America Trust, totalling 96.07 cents per security (90.1% of the total distribution), which is tax advantaged to approximately 34.6%, and a fully franked dividend from Westfield Holdings of 10.50 cents per security (9.9% of the total distribution).

Total assets have increased since 31 December 2004 from $34.0 billion to $43.1 billion. During the same period, the gross value of investments under management (including joint venture interests) rose by 25.3% from $41.9 billion to $52.5 billion. This increase in value has been driven by the acquisition of interests in $2.8 billion of shopping centre properties, $3.4 billion of redevelopment expenditure and upward revaluations of $3.9 billion from the Group's existing portfolio.

The Group has also continued to strengthen its financing structure by further diversifying its funding mix and lengthening its debt maturity profile. During the period, the Group raised $2.35 billion from bond issues made up of a €600 million issue for a seven year term and a £600 million issue for a 12 year term as well as raising $2.65 billion (US$1.95 billion) under a US Syndicated Bank Facility.

At 31 December 2005, the Group's gearing level was 41.4% (based on the Group's global bond offerings). Based on a fully converted equity market capitalisation of $33.4 billion, net debt to total market capitalisation was 31.6%.

The size and quality of the Group's portfolio, with its geographic diversity, provides the foundation for sustainable superior income and capital growth. The Group's portfolio value is located 44% in the United States, 43% in Australia and New Zealand and 13% in the United Kingdom.

As at 31 December 2005, the Westfield Group had interests in 128 shopping regional shopping centres with a value of approximately $52.5 billion which accommodate approximately 22,500 retailers and comprise approximately 10.6 million square metres of retail space.

Approximately $10 billion of assets are managed by Westfield on behalf of our joint venture partners around the world. These partners include JP Morgan Real Estate Investment Management, Prudential Plc and Forest City Enterprises in the United States; AMP Capital Investors, DB RREEF, Queensland Investment Corporation (QIC) and Perron Group in Australia; Hermes Group on behalf of the Possfund and BT Pension Scheme and CGI (a German Real Estate Fund, being a subsidiary of Commerz Bank) in the United Kingdom.

Growth in value of shopping centre interests

- Since the merger the growth in Westfield Group's share of the value of its shopping centre portfolio has grown by 43.9%.
- Over the year to 31 December 2005 growth was 25.3%.


$41.9 BILLION
$3.9 BILLION
$3.4 BILLION
$2.8 BILLION
$(0.6) BILLION
$1.1 BILLION
$52.5 BILLION
31 DEC 2004
REVALUATIONS
DEVELOPMENTS
ACQUISITIONS
DISPOSALS
EXCHANGE RATE IMPACT
31 DEC 2005

The recently redeveloped Westfield Bondi Junction celebrated its first full 12 months of trading in November 2005. Since completing the $750 million redevelopment, Bondi Junction has become the leading centre in the Australian and New Zealand portfolio with retail sales for the 2005 year of $754 million – $200 million ahead of the original retail sales estimates for the first year.


Bondi Junction
Sydney, Australia




WESTFIELD SAN FRANCISCO SAN FRANCISCO, UNITED STATES

The current US$440 million redevelopment of Westfield San Francisco in downtown San Francisco, is the largest project that the Group has undertaken in the United States. This is a project of enormous scale and complexity – working in a CBD environment, internally redeveloping the centre whilst preserving the historical features including the facade as well as the dome structure which forms a skylight over the new development.

Group Managing Directors' Review continued



Redevelopment Activities
In addition to the underlying growth from the existing portfolio, the Group benefits substantially from being able to re-invest into its existing portfolio as a further source of growth. At year end, 18 redevelopment projects were underway at an investment of $6.8 billion, with Westfield's share being $4.6 billion. Given the expected high income yields on cost from these projects, the Group anticipates that in excess of $1.0 billion of positive revaluation gains will be generated on completion.

During the year 8 major projects were completed with an aggregate cost of $1.0 billion delivering an average income yield on cost of 9.9%. At the same time we also commenced 12 new redevelopment projects with an aggregate cost of $2.1 billion.

In particular, significant projects currently underway, such as Century City and Topanga in Los Angeles, San Francisco Center in downtown San Francisco and White City in London, will on completion, represent some of the best quality, iconic retail properties in both the United States and the United Kingdom.

At present there are 40 major projects currently in development planning stages across the Group. Based on this, we expect to commence $1.5 to 2.0 billion of redevelopment projects from the current portfolio in each of the next three years. These projects are expected to generate average initial income yields on cost in the range of 9-10%, with unleveraged internal rates of return of approximately 14%.

In February 2006, we also announced the purchase of 15 Federated Department Stores at 11 Westfield regional shopping centres in the United States. Westfield and Federated have now agreed upon 18 new redevelopments at Westfield-owned centres, enabling over US$2 billion of new projects to be started in the next four years, further strengthening the Group's overall redevelopment program.


WESTFIELD HELENSVALE GOLD COAST, AUSTRALIA / A NEW WESTFIELD CENTRE

WESTFIELD TOPANGA LOS ANGELES, UNITED STATES

Operating Performance

The Westfield Group has continued to deliver strong operating performance from its portfolios in Australia, New Zealand, the United States and United Kingdom through proactive management as well as value enhancing redevelopment activities.

Leasing continues to be strong in all markets with Australia, New Zealand and the United Kingdom at close to 100% occupancy. In the United States the portfolio was 95.1% leased which is almost 1% ahead of the same time last year.

During the current year, our regional portfolios delivered comparable net operating income growth of 5.3% in Australia and New Zealand, 3.6% in the United States and 6.6% in the United Kingdom.

Total specialty retail sales reflected consistent positive growth in the United States, Australian and New Zealand markets with the United Kingdom also showing positive signs more recently.

Portfolio Overview	PORTFOLIO LEASED[1]	LEASE DEALS COMPLETED[2]		AVERAGE SPECIALTY STORE RENT		COMPARABLE NOI
		NUMBER	AREA	AMOUNT[1]	GROWTH[3]	GROWTH[2]
UNITED STATES	95.1%[4]	1,340	3,758,412 SQFT	US$38.83 PSF	3.3%	3.6%
AUSTRALIA & NEW ZEALAND	> 99.5%	2,819	334,624 SQM	A$1,167 PSM NZ$995 PSM	5.2%	5.3%
UNITED KINGDOM	> 99%	138	59,606 SQM	£586 PSM	6.4%	6.6%

[1] As at 31 December 2005
[2] 12 months to 31 December 2005
[3] 31 December 2005 compared to 31 December 2004 – excludes newly acquired centres
[4] Excludes Sunrise Mall which was acquired in the second half


Century City

The first stage of the US$160 million redevelopment of Century City in Los Angeles with a new and expanded AMC Century City theatre opened in December 2005 and is expected to showcase the best choices in first run films and be host to World Premiere events. On completion, Westfield Century City will offer traditional fashion retailing including some very high end destination retailers not commonly represented in regional malls, innovative lifestyle and entertainment concepts and superior customer amenities.


Westfield
TOURNEAU
TOURNEAU
TOURNEAU
TOURNEAU

Century City

Los Angeles,
United States

An important feature of the design is an alfresco-style Dining Terrace, the first concept of its kind in the United States and modelled on the very successful concept introduced at Westfield Bondi Junction. This will offer shoppers the opportunity to experience indoor and outdoor dining in a comfortable, spacious and beautiful setting with a magnificent view of the Century City skyline.

WESTFIELD CENTURY CITY LOS ANGELES, UNITED STATES / NEW AMC THEATRE OPENED DECEMBER 2005

Group Managing Directors' Review continued



HIGHLIGHTS BY REGION

United States

The United States operations contributed net property income of US$929 million with comparable mall income growth of 3.6%. This result reflects average specialty retail sales in the Group's US regional shopping centres of US$424 per square foot with comparable growth of 5.2% for the year. The strong sales growth has been led by the performance of the Group's West Coast and East Coast portfolios – up 6.8% and 5.2% respectively for the year.

At 31 December 2005 the portfolio was 95.1% leased, which is 90 basis points ahead of December 2004. New leases totalling 3.8 million square feet were completed during the 12 months. New mall shop rents at US$42.79 per square foot represent a 28.5% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at December 2005 was US$38.83 per square foot – up 3.3% for the year.

Property transactions

In the United States, during the reporting period, the Group purchased:

- Chicago Ridge in Chicago, Illinois for US$108 million at a yield of 8.0%;
- A further 25% interest in Westfield Valencia, Los Angeles, California for US$69 million at a current yield of 8.1%, taking its interest to 50%; and
- Sunrise Mall in Massapequa, New York for US$143 million at a yield of 7.9%.

Redevelopment projects

The Group completed the US$120 million redevelopment of Westfield Franklin Park in Toledo, Ohio, the US$140 million redevelopment of Westfield Wheaton in Wheaton, Maryland and a US$30 million project at Gateway in Lincoln, Nebraska. The first stage of the US$160 million redevelopment at Century City in Los Angeles, California was also opened.

The Group commenced 7 new US projects during the year. This includes the US$330 million expansion of Westfield Topanga scheduled for completion of the main retail area in the 1st quarter of 2007.

The largest project currently underway in the United States is the redevelopment of San Francisco Centre in downtown San Francisco, California at a forecast cost of US$440 million (with Westfield's share of the development US$220 million). This project is currently on schedule for completion in the 4th quarter 2006.

The Group currently has its largest ever redevelopment pipeline in the United States with 11 projects currently underway at a forecast cost of US$1.5 billion. These projects have a target weighted average project income yield on cost in the range of 9.6% – 10.0%.



WESTFIELD TUGGERAH NSW CENTRAL COAST, AUSTRALIA

WESTFIELD PENRITH SYDNEY, AUSTRALIA

WESTFIELD CHERMSIDE BRISBANE, AUSTRALIA

WESTFIELD QUEENSGATE WELLINGTON, NEW ZEALAND

Australia and New Zealand
The Australian and New Zealand operations contributed net property income of $1,114 million for the year which includes comparable mall income growth of approximately 5.3%. This performance reflects the steady retail conditions which prevailed in the year as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99.5% and specialty store rental growth for the year of 5.2%.

Retail sales in the Group's 43 Australian regional shopping centres totalled $17.2 billion, up 5.7% for the 12 months to 31 December 2005. On a comparable basis, total sales increased 4.5% with specialty store sales up 2.9%. Retail sales at the Group's 11 regional shopping centres in New Zealand increased 4.0% to NZ$1.6 billion for the 12 months to 31 December 2005. On a comparable basis, total sales and specialty store sales remained steady, both up 0.2% for the year.

Property transactions
During the year the Group announced the acquisition of a 50% interest in Penrith Plaza, Sydney for $405 million (net of acquisition costs and inclusive of project costs to date). By year end the project had been completed with the Group's investment increasing to $442 million. At the same time the Group also acquired a 50% interest in Woden Plaza, Canberra for $245 million (net of acquisition costs). The Westfield Group took over management of both properties on 1 July 2005.

Redevelopment projects
In Australia 4 major projects were completed – the $60 million redevelopment of Westfield Innaloo in Perth, the $180 million (Westfield Group share $90 million) development of Westfield Helensvale, a new Westfield centre on Queensland's Gold Coast, the $120 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the $65 million upgrade of Westfield Mt Druitt in Sydney.

In Australia there are 3 major projects currently under construction which are all scheduled to complete in 2006. In Sydney, the $109 million redevelopment of Westfield Parramatta, is forecast for completion by the second quarter of 2006 and the $200 million (Westfield Group share $100 million) redevelopment of Westfield Liverpool is due to open by Christmas 2006. The Group's most recent project in Australia is the $180 million redevelopment of Westfield Chermside in Brisbane which commenced towards the end of the year and is on schedule to complete by the end of 2006.

In New Zealand, the NZ$170 million redevelopment of Westfield Queensgate in Wellington, opened in November 2005. The Group also commenced a NZ$35 million redevelopment project at Chartwell in Hamilton and a NZ$32 million project at Newmarket in Auckland. Both of these projects are expected to complete during the second half of 2006.

The current target weighted average income yield on cost for the projects under construction in Australia and New Zealand is in the range of 9.3% to 9.6%.

WESTFIELD EAGLE CENTRE DERBY, UNITED KINGDOM / WESTFIELD'S FIRST DEVELOPMENT IN THE UNITED KINGDOM

Group Managing Directors' Review continued



United Kingdom
The Group's investment in the United Kingdom expanded during the year as a result of an increased development program and the Group increasing its interest in the £1.5 billion White City project in West London to 50%.

Property income from the United Kingdom operations was £70 million. This reflects a 12 months contribution from the regional shopping centres acquired as part of the Duelguide transaction in late 2004. The overall mall income growth was a very strong 6.6%, primarily attributed to the improved performance of the Merry Hill centre near Birmingham. At 31 December 2005, the portfolio was in excess of 99% leased.

Retail conditions in the United Kingdom remained relatively flat for most of the year, with trading over the Christmas period however generally positive for retailers.

Property transactions and development projects
As mentioned earlier, during the year, the Group acquired a further 25% interest in the super regional shopping centre development project at White City, West London, for £65 million.

The Group's total investment in White City is now expected to be approximately £900 million including the cost of acquiring Westfield's 50% interest for £130 million, with an initial income yield on cost in the range of 5.75% to 6.0%. The White City project is scheduled for completion in the first half of 2008. With over 150,000 square metres of retail and leisure space, White City will be the largest shopping centre in greater London.

During the year, the Group and its joint venture partner, Hermes, sold the Brunel Centre in Swindon for £130 million (Westfield Group share: £65 million) and also sold its interest in the Millgate Centre in Bury for £141 million (Westfield Group share: £70.5 million). Both centres were originally acquired in 2000 for £184 million (Westfield Group share: £92 million). These properties were disposed because they were no longer a fit with the Group's UK strategy. As a result, capital was recycled from these assets into higher return developments.

Westfield's first development project in the United Kingdom, the £310 million redevelopment of The Eagle Centre at Derby, is also now well underway. This project is forecast to deliver an income yield on cost in the range of 8.0 – 8.5% and is scheduled for completion in the first half of 2008.



WESTFIELD WHITE CITY LONDON, UNITED KINGDOM / THIS £1.5 BILLION DEVELOPMENT IS DUE TO OPEN IN THE FIRST HALF OF 2008

Business Segment Reporting
The Westfield Group results for this year have been reported under Australian equivalents of International Financial Reporting Standards ("A-IFRS") for the first time.

The introduction of A-IFRS reporting has made analysing the underlying operational performance of the Group more complex, particularly with the inclusion of certain non cash items. A new segment reporting structure has been introduced which mirrors the way the Group manages its business.

Under this structure, profits will be reported in three segments: Operational, Development & New Business and Corporate.

— The Operational Segment will primarily comprise net property income from existing shopping centres, including completed developments and external fee income from third parties (eg. property management and development fees from joint ventures).

— The Development & New Business Segment will reflect value creation from global development activities and costs incurred in the review and assessment of potential new assets and corporate acquisitions.

— The Corporate Segment will include the revaluations of existing regional shopping centres, changes in value of financial instruments, corporate entity expenses, income and withholding taxes, the effect of currency and balance sheet hedging and capital gains / losses.

Distribution Policy
From 1 July 2006, the Group intends to distribute to security holders no more than 100% of the Operational Segment earnings adjusted for realised gains and losses from hedging the Group's overseas net income. These are the underlying earnings of the Group's regional shopping centres. From that date project profits will no longer be distributed.

A key aim of this distribution policy is to provide the Group with the flexibility and financial capacity to continue to invest in opportunities with strong returns.

Outlook
For the 2006 and 2007 years Operational Segment earnings are forecast to grow at approximately 6% per annum on a constant currency basis. This reflects the underlying income growth from the existing portfolio and incremental income from redevelopments completed during the year.

The Directors' estimate that the distribution for 2006 will be 106.5 cents per stapled security. This includes a distribution of 54.5 cents per stapled security for the 6 months to 30 June 2006, which includes project profits of 7 cents per stapled security, and is consistent with the distribution forecast contained in the Explanatory Memorandum for the merger.



Westfield seeks to deliver investors steady returns and solid long term capital growth. However, this investment philosophy takes place within a framework that attempts to balance economic, social and environmental aspects.

Westfield recognises that a focus on the economic, social and environmental aspects of our business leads to better risk management, cost savings, innovation and a performance culture within the business that drives shareholder returns and meets our obligations to the communities in which we operate.

Our global risk management team has systems in place to meet the regulatory and legal requirements of each market and we make every attempt to engage with, and understand, the needs of local communities.

The health, welfare and safety of all Westfield staff is governed by our workplace health and safety policies which are reviewed on a regular basis. In addition, a comprehensive health and safety compliance system helps our staff comply with the various laws, regulations and codes of practice in each country. Westfield's comprehensive approach to health and safety issues has resulted in an excellent safety record being achieved by the Group worldwide.

Westfield's environmental policy is to comply with all applicable legislation and regulations and integrate the principles of environmental responsibility into all aspects of planning and operations. These policies apply to the conduct of staff and contractors and encourage our retailers and their customers to adopt sound environmental practices. As just one part of this approach Westfield is working with the Green Building Council in Australia to develop a green star rating tool for design of shopping centres.

Westfield shopping centres provide a safe environment where people can meet, shop and enjoy a wide range of community facilities. Westfield supports a variety of community events within its shopping centres such as displays, fashion parades and promotions such as 'Shop for Your School' and 'Westfield Works Wonders' which are based around providing a social and financial benefit to the local communities and their charities.

Some of the initiatives which we have taken in the past year include:

United States
A retrofit program is underway to improve lighting in our shopping centres and at the same time conserve energy and achieve cost savings. This program has already been completed in eleven centres on the west coast and an additional twelve centres on the east coast are currently undergoing the improvements. Westfield expects these measures alone to save approximately 30 million kWh of electricity per annum.

The total cost of the current program, after taking into account rebates from utility provider incentive programs is US$4.6 million. But significant savings are generated by reducing the energy bill at the 23 centres by US$2.6 million per annum therefore recouping the cost in less than two years and providing ongoing cost savings.

Westfield has already been recognised for this project by the City of San Diego in an advertising campaign launched in October 2005. These lighting specifications will be incorporated into future redevelopments of Westfield shopping centres nationwide.

Australia
Westfield developed a trial sustainable business management program within the International Food Court of Sydney Central Plaza. The program works closely with retailers to reduce the environmental impact of food court retailers and at the same time increase the potential for greater profitability. The program creates knowledge and awareness about sustainability through retailer training and workshops and ongoing support from Westfield centre management. Progress is measured through a series of audits focusing on water and energy usage, transport, waste management and business management including staff satisfaction and productivity.

The program has been very well received by retailers and is already expected to cut energy and water usage by 10%. We expect to roll out this program to other Westfield centres. We have also introduced a number of initiatives into the design of the proposed $600 million retail and office development project linking Centrepoint, Imperial Arcade and Skygarden in the Sydney CBD. A sustainability report has been prepared for this development project targeting a 25% reduction in energy and water usage.

New Zealand
Westfield Style Pasifika, a uniquely New Zealand cultural and arts event, has been held over the past 11 years, most recently at the Auckland Town Hall. Sponsored by Westfield for the past four years, it draws together the influences and elements which make up the New Zealand community and presents them in an entertaining and accessible way.

The event is designed to promote young designers, artists, musicians and dancers and their work, and has grown in strength, confidence and originality each year.

For Westfield, the partnership with Style Pasifika has strengthened the interaction between the Group and the New Zealand community, especially retailers, local government and local community groups.

United Kingdom
Last year Westfield took part in in an environmental benchmarking program for shopping centres conducted by an independent consultant. The exercise involved Westfield centres and more than 130 other shopping centres across Europe and the UK. Each centre's impact on energy and climate change, water use and resource depletion, and waste management was reviewed, against its peers.

The report highlights ways in which the shopping centre industry as a whole can improve environmental management and sustainability and provides a useful tool for individual companies to benchmark their current performance against their peers and identify areas for improvement.

Human Resources



One of the most significant challenges for the Group is the effective management of our human resources. Given the global platform for growth established by the merger, the Group's principal constraints on future growth do not relate to a lack of capital or opportunities to expand the business. Rather, our most significant challenge is to ensure that when opportunities arise, we have the strength and depth within our management team to ensure that any growth in the business is properly managed.

As a consequence, the Group maintains a consistent focus on the key human resources issues which underpin the financial performance of the Westfield Group. These include strengthening the senior leadership team through lateral recruitment and internal promotion, ensuring the stability of global leadership through talent identification, developing our leadership skills and putting in place appropriate reward structures.

As the Group's business has evolved and grown larger, the roles of our senior executives, and the responsibility they assume for the operation of the business, has changed accordingly. At the end of 2005, this trend was recognised through the promotion of the Group's three most senior operating executives to the role of Managing Director of their respective geographic areas. In these roles, Robert Jordan (Managing Director – Australia/New Zealand), Kenneth Wong (Managing Director – United States) and Michael Gutman (Managing Director – United Kingdom/Europe) will continue to report to Peter Lowy and Steven Lowy as Group Managing Directors.

One of Westfield's key advantages over the years has been our ability to maintain a very stable and experienced management team across all markets. The Group's senior executive team has an average age of 49 years and the average length of service with Westfield is 13 years. This stability and continuity within the senior executive team is an important factor in ensuring that, as the Group's business expands, the culture and skills of the Group are transferred within the Group's business and between the executives who work in the business.

Senior executives frequently move between the various markets in which we operate. In 2005, we had approximately 30 senior executives working outside their home market. This enabled the Group to efficiently deploy its resources where needed most and at the same time to get the benefit of a transfer of both the Westfield culture and the skills of those executives, often acquired over many years with the Group.

Senior Executive Team



PETER ALLEN
Group Chief Financial Officer



MARK BLOOM
Deputy Chief Financial Officer



MARK RYAN
Director Corporate Affairs



JOHN SCHRODER
Chief Operating Officer – US Development and Leasing



For example, in the United States where the Group's development program is larger than ever before, and in the United Kingdom where we have commenced our first major project at Derby and have acquired a larger interest in the White City project, we have bolstered our resources through the redeployment of experienced executives from both Australia and the United States.

Almost every part of the business is responding to the need to develop our existing executives and acquire top talent from outside. In all markets, over the past year we have bolstered our executive team with the hiring of highly qualified executives to a wide variety of operational and other executive roles.

We have also seen significant progress in the development of the managerial skills of our executives at all levels. Our Westfield Foundational Leadership Program has now trained over 375 executives around the world and provided managers with the tools they need for effective team leadership in today's business environment. In 2006, this objective will be extended with the introduction of the Executive Leadership Program targeted at the most senior leaders in the Group. The program has been jointly developed by the graduate faculties of two world class universities – The University of California, Los Angeles (UCLA) and the Australian Graduate School of Management (AGSM). These programs are tailored specifically to Westfield and are designed to strengthen and facilitate the communication of the Westfield culture.

Since the merger, our compensation strategies have been restructured to provide a balance of fixed and performance based salary elements and equity linked incentives which are designed to appropriately reward our executives for the achievement of the demanding objectives that are set each year. Details of our compensation policy are contained in the Remuneration Report.



RICHARD GREEN
Vice Chairman Operations – United States



MICHAEL GUTMAN
Managing Director – United Kingdom/Europe



ROBERT JORDAN
Managing Director – Australia and New Zealand



DOMENIC PANACCIO
Deputy Chief Financial Officer



ELLIOTT RUSANOW
Director Finance – United Kingdom



PETER SCHWARTZ
General Counsel – United States



MARK STEFANEK
Chief Financial Officer – United States



SIMON TUXEN
Group General Counsel and Company Secretary



KENNETH WONG
Managing Director – United States

Property Portfolio

FOR THE YEAR ENDED 31 DECEMBER 2005

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2005 US$ MILLION	RETAIL CAP. RATE	RETAIL SALES: US$MILLION	RETAIL SALES: SPECIALTY ANNUAL SALES US$PSF	RETAIL SALES: SPECIALTY ANNUAL SALES VAR. PSF %	OCCUPANCY COST %	LETTABLE AREA (SQF): TOTAL	LETTABLE AREA (SQF): SPECIALTY	NUMBER OF RETAILERS
EAST COAST										
Connecticut										
Connecticut Post	100	151.4	7.90%	69.6	303	(2.3)	16.7%	950,414	362,796	128
Enfield	100	87.9	7.20%	40.0	289	2.3	13.3%	720,366	249,694	77
Meriden	100	171.5	7.60%	85.1	327	1.0	17.6%	886,710	434,773	151
Trumbull	100	271.9	7.10%	125.0	426	4.4	15.2%	1,195,192	498,564	172
Florida/Tampa										
Brandon	100	217.5	7.00%	143.8	493	15.6	12.2%	985,650	365,935	155
Citrus Park	100	216.0	7.60%	116.3	421	9.8	13.6%	1,093,641	454,085	146
Countryside	100	202.1	7.70%	120.6	396	6.1	13.8%	1,217,390	398,575	166
Sarasota	100	93.1	7.50%	65.5	326	3.8	12.9%	847,628	266,978	114
Southgate	100	93.7	7.00%	59.7	538	7.4	9.1%	422,005	136,131	49
Maryland										
Annapolis	100	442.0	5.94%	194.8	576	9.0	12.1%	1,207,682	515,534	173
Montgomery	50.0	235.7	5.70%	212.2	566	3.7	13.2%	1,237,488	525,387	191
Wheaton	100	331.0	6.70%	80.0	349	5.6	14.3%	1,606,116	614,304	199
New Jersey										
Garden State Plaza	50.0	538.9	6.00%	309.4	623	8.4	15.0%	1,993,182	860,350	269
New York										
South Shore	100	255.7	6.50%	100.0	421	0.1	17.1%	1,163,633	306,372	125
Sunrise	100	157.0	7.10%	82.2	344	(9.3)	18.4%	1,242,860	509,362	157
North Carolina										
Eastridge	100	46.4	10.90%	40.7	222	(3.8)	11.9%	911,651	311,904	98
Independence	100	154.6	7.50%	88.7	294	6.0	14.6%	1,007,294	373,555	147
MID WEST										
Colorado/Denver										
Westland	100	28.3	7.50%	6.4	229	0.6	3.0%	476,829	159,822	17
Illinois/Chicago										
Chicago Ridge	100	121.5	7.80%	86.9	387	(1.0)	15.0%	832,766	409,726	145
Fox Valley	100	245.8	7.20%	129.4	344	3.6	14.8%	1,434,541	554,789	188
Hawthorn	100	240.2	7.50%	109.8	352	(2.6)	15.0%	1,291,581	488,783	162
Old Orchard	100	415.8	6.33%	160.0	548	9.7	14.1%	1,804,933	682,689	136
Louis Joliet	100	116.9	7.10%	74.5	359	1.7	13.1%	947,204	330,736	110
North Bridge	33.3	126.6	6.40%	100.7	698	3.2	15.3%	678,184	418,184	69
Indiana/Hobart										
Southlake	100	207.5	7.90%	126.9	395	1.4	13.1%	1,287,641	601,300	174
Missouri/St Louis										
Chesterfield	100	143.7	8.00%	104.1	287	2.3	12.7%	1,118,973	458,937	159
Crestwood	100	78.2	13.12%	58.9	239	(7.8)	18.7%	1,020,819	442,843	157
Mid Rivers	100	182.9	6.30%	87.0	343	1.0	13.5%	1,051,554	455,650	151
Northwest	100	41.6	20.27%	40.8	201	(15.2)	17.6%	1,768,524	830,096	172
South County	100	193.6	5.90%	88.3	336	3.3	13.5%	1,037,890	374,492	152
West County	100	327.6	6.70%	143.4	439	10.4	15.9%	1,265,193	474,724	149
Missouri/Cape Girardeau										
West Park	100	63.6	6.30%	39.4	273	10.7	10.5%	501,038	309,397	84
Nebraska/Lincoln										
Gateway	100	141.8	7.20%	66.6	309	(4.7)	13.8%	967,689	410,071	120
Ohio										
Belden Village	100	159.8	7.30%	103.3	401	(0.7)	11.9%	823,431	313,242	112
Franklin Park	100	341.9	6.40%	121.5	452	0.1	16.1%	1,257,788	591,985	155
Great Northern	100	161.4	7.00%	84.9	328	3.2	15.6%	1,231,333	433,367	142
Midway	100	89.3	8.70%	49.9	295	2.2	15.2%	1,103,881	442,185	132
Richland	100	52.9	7.50%	35.9	293	0.8	11.7%	727,185	162,324	66
Southpark	100	194.7	7.50%	118.4	338	(3.8)	14.7%	1,423,063	721,168	157

FOR THE YEAR ENDED 31 DECEMBER 2005

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2005 US$ MILLION	RETAIL CAP RATE	RETAIL SALES: SPECIALTY ANNUAL SALES US$MILLION	US$PSF	VAR. PSF %	OCCUPANCY COST %	LETTABLE AREA (SQF): TOTAL	SPECIALTY	NUMBER OF RETAILERS
WEST COAST										
Northern California										
Downtown Plaza	100	190.6	7.26%	82.2	373	2.6	14.3%	1,226,992	406,829	120
Galleria at Roseville	100	297.4	6.80%	176.6	543	9.3	11.3%	1,036,892	464,848	146
Oakridge	100	362.5	6.20%	136.4	427	5.1	14.6%	1,137,520	629,191	206
San Francisco Centre	100	252.7	6.00%	93.8	649	6.6	18.5%	498,028	186,028	70
Solano	100	182.2	7.27%	107.7	383	7.9	12.8%	1,030,617	471,042	154
Valley Fair	50.0	463.4	5.50%	390.2	763	9.8	13.1%	1,478,501	743,773	259
Southern California/Los Angeles										
Century City	100	442.1	5.50%	154.0	783	13.6	16.6%	1,079,197	383,055	125
Eagle Rock	100	51.2	7.55%	21.0	231	19.7	16.3%	456,959	166,474	63
Eastland	100	118.2	6.30%	18.2	366	4.4	4.0%	794,100	592,300	35
Fox Hills	100	178.7	6.94%	91.7	369	11.0	14.9%	871,310	319,965	143
Mainplace	100	251.6	7.00%	147.4	422	(1.5)	14.8%	1,108,221	447,721	183
Palm Desert	100	213.3	6.43%	99.2	405	7.7	13.8%	1,009,330	384,137	153
Promenade	100	85.7	6.82%	39.3	440	7.1	7.9%	614,425	344,425	49
Santa Anita	100	375.3	6.10%	167.8	416	9.3	14.8%	1,335,229	654,408	202
Topanga	100	228.2	7.00%	109.8	430	3.9	14.4%	881,114	319,195	118
West Covina	100	276.0	6.10%	144.9	350	2.9	15.4%	1,178,894	530,800	212
Fashion Square	50.0	133.7	5.79%	144.2	499	10.2	12.2%	844,233	341,698	130
Valencia Town Center	50.0	104.9	7.50%	133.9	449	7.3	12.8%	857,884	464,965	153
Southern California/San Diego										
Horton Plaza	100	371.6	5.80%	110.5	489	0.7	14.7%	866,491	505,164	135
Mission Valley	100	297.4	6.42%	74.8	403	1.1	14.3%	1,359,951	566,627	105
Mission Valley West	100	INCL ABOVE	INCL ABOVE	18.1	444	(8.1)	5.7%	212,881	212,881	16
North County	100	222.5	7.10%	129.9	414	4.1	14.6%	1,255,467	374,970	176
Plaza Bonita	100	246.2	6.10%	130.2	464	4.8	13.1%	815,468	306,641	144
Plaza Camino Real	40.0	84.9	6.20%	107.7	363	2.6	12.8%	1,126,144	407,934	148
Parkway	100	322.2	6.60%	128.5	386	(1.9)	15.2%	1,315,862	549,522	201
UTC	50.0	174.6	5.82%	182.2	593	12.3	11.5%	1,036,433	442,007	151
Washington										
Capital	100	96.6	7.50%	69.2	369	8.6	11.6%	560,880	254,285	106
Southcenter	100	266.2	6.80%	170.4	624	13.2	11.0%	1,327,077	369,602	158
Vancouver	100	145.4	6.50%	78.4	333	6.1	12.2%	883,918	342,352	142

UNITED STATES

Property Portfolio

FOR THE YEAR ENDED 31 DECEMBER 2005

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2005 $ MILLION	RETAIL CAP RATE	RETAIL SALES: TOTAL ANNUAL SALES $MILLION	RETAIL SALES: VARIANCE %	RETAIL SALES: SPECIALTY ANNUAL SALES $PSM	RETAIL SALES: VARIANCE %	LETTABLE AREA (SQM)[1]	NUMBER OF RETAILERS
Australian Capital Territory									
Belconnen	100	493.2	6.75%	405.5	3.3	8,473	0.2	76,678	224
Woden	50	254.7	6.25%	406.1	1.4	9,506	3.2	72,487	268
New South Wales									
Bondi Junction	100	1,502.9	5.00%	754.0	57.3	8,924	–	130,489	486
Burwood	100	544.4	6.50%	358.7	1.3	8,772	0.8	65,319	248
Chatswood	100	752.5	6.00%	458.0	4.0	9,224	(2.0)	56,096	296
Eastgardens	–[2]	n/a	n/a	464.5	(3.9)	10,734	(4.3)	78,989	279
Figtree	100	95.6	7.75%	145.2	5.0	9,552	3.4	20,352	80
Hornsby	100	615.1	6.50%	529.9	1.7	7,027	0.9	100,425	330
Hurstville	50	242.1	6.75%	356.3	2.8	8,409	1.6	65,327	254
Kotara	100	279.3	7.00%	309.0	5.6	10,677	6.5	44,414	143
Liverpool	50	229.4	6.50%	299.4	(4.7)	9,275	–	70,582	225
Macquarie	55	356.7	6.00%	534.8	0.7	9,682	(2.1)	95,857	250
Miranda	50	481.6	6.00%	622.0	2.1	10,768	2.7	110,112	387
Mt Druitt	50	179.5	6.75%	274.3	(3.2)	7,844	–	55,769	240
North Rocks	100	75.6	7.75%	98.9	0.1	6,255	2.3	21,284	88
Parramatta	100	1,124.4	6.25%	570.0	(1.5)	9,722	–	128,069	467
Penrith	50	442.0	5.75%	476.9	5.8	11,954	–	85,718	334
Sydney City[3]	100	1,039.3	6.90%	558.9	1.5	10,773	–	143,124	395
Tuggerah	100	508.4	6.25%	336.8	6.0	7,819	–	81,299	262
Warrawong	100	173.6	7.75%	190.4	0.1	6,078	2.2	55,067	142
Warringah Mall	25	214.4	6.00%	691.5	4.8	9,041	(0.1)	125,205	332
Queensland									
Carindale	50	316.8	6.50%	568.0	6.0	9,561	5.9	115,524	295
Chermside	100	569.9	6.50%	453.4	2.8	9,780	–	80,629	270
Helensvale	50	103.6	7.00%	–	–	–	–	41,617	183
Mt Gravatt	75	468.4	6.50%	528.3	14.3	9,175	6.2	102,203	314
North Lakes	50	53.2	7.00%	125.6	15.9	6,618	12.2	25,609	97
Pacific Fair	44	407.6	5.75%	601.6	2.9	11,017	2.1	103,045	307
Strathpine	100	224.3	7.25%	212.6	0.7	7,812	1.5	47,550	156
South Australia									
Marion	50	349.3	6.50%	666.5	5.4	10,111	2.9	130,624	321
Tea Tree Plaza	50	234.0	6.50%	448.6	2.3	9,436	2.1	95,054	250
Westlakes	50	130.8	7.00%	277.4	21.4	7,790	–	61,069	214
Victoria									
Airport West	50	114.7	7.25%	245.8	7.4	7,323	2.8	54,777	171
Bay City	50	97.2	7.00%	192.2	2.7	9,727	(0.6)	35,839	86
Doncaster	100	374.0	7.00%	347.4	1.6	9,021	–	55,815	239
Fountain Gate	100	598.8	6.50%	564.7	5.7	8,533	6.0	141,494	319
Knox	30	213.6	6.50%	626.6	2.9	7,412	0.6	142,489	409
Plenty Valley	50	18.8	7.50%	51.2	10.8	6,992	11.4	6,230	28
Southland	50	414.1	6.50%	660.7	2.0	7,756	(0.9)	132,656	401
Western Australia									
Booragoon	25	149.5	6.25%	479.8	6.4	11,000	8.7	72,402	230
Carousel	100	509.4	6.50%	409.1	5.4	8,903	5.6	82,339	266
Innaloo	100	159.4	7.00%	143.9	15.3	6,766	–	38,083	140
Karrinyup	25	99.2	6.50%	340.2	7.2	9,176	7.0	57,301	203
Whitford City	50	209.9	6.75%	363.3	12.6	7,890	9.3	75,741	299

AUSTRALIA

[1] Includes office suites where applicable
[2] Eastgardens is managed by Westfield under a Head Lease
[3] Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade

FOR THE YEAR ENDED 31 DECEMBER 2005

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2005 NZ$ MILLION	RETAIL CAP RATE	RETAIL SALES: TOTAL ANNUAL SALES NZ$MILLION	RETAIL SALES: VARIANCE %	RETAIL SALES: SPECIALTY ANNUAL SALES $PSM	RETAIL SALES: VARIANCE %	LETTABLE AREA (SQM)	NUMBER OF RETAILERS
New Zealand									
Chartwell	100	64.3	9.50%	111.4	2.5	7,316	4.4	14,572	89
Downtown	100	59.9	8.75%	57.3	(0.7)	7,218	(2.5)	13,970	84
Glenfield	100	152.2	8.50%	172.9	(1.1)	7,194	(0.9)	30,295	136
Manukau	100	210.7	8.51%	176.5	3.1	8,813	2.5	36,390	158
Newmarket	100	159.6	7.37%	121.1	0.7	11,639	2.5	21,670	86
Pakuranga	100	106.7	8.88%	102.0	2.8	7,754	5.6	19,733	102
Queensgate	100	301.1	7.54%	121.7	(6.6)	4,987	(14.3)	44,702	188
Riccarton	100	299.9	7.50%	261.5	25.6	9,267	32.8	46,544	153
Shore City	100	116.7	8.38%	83.3	3.4	8,661	2.5	14,174	86
St Lukes	100	384.8	7.00%	271.5	0.1	10,226	(0.6)	39,630	183
WestCity	100	178.8	8.00%	162.0	4.1	6,991	1.0	36,204	149

NEW ZEALAND

SHOPPING CENTRE	LOCATION	INTEREST %	BOOK VALUE 31 DEC 2005 £ MILLION	RETAIL CAP RATE	LETTABLE AREA (SQM)	NUMBER OF RETAILERS
England						
Broadmarsh	Nottingham	75	64.1	5.25%	45,483	106
Eagle Centre	Derby	50	79.1	5.75%	50,661	103
Merry Hill	Brierley Hill / Birmingham	100	920.0	5.00%	123,733	288
Royal Victoria Place	Tunbridge Wells	50	72.3	5.50%	29,741	120
The Friary	Guildford	50	68.2	5.25%	14,031	70
White City	London	50		Under development		
Northern Ireland						
CastleCourt	Belfast	50	140.0	5.50%	31,480	92
Sprucefield	Lisburn	100	75.0	5.20%	21,461	5

UNITED KINGDOM

Board of Directors



MR FRANK P LOWY AC
Chairman

Frank Lowy is executive chairman and co-founder of Westfield. He is a director of Daily Mail and General Trust plc (UK) and chairman of Football Federation Australia Limited and the Lowy Institute for International Policy. From 1995 until December 2005, Mr Lowy was a member of the board of the Reserve Bank of Australia. He is chairman of the Westfield Group Nomination Committee.



MR FREDERICK G HILMER AO
Deputy Chairman

Frederick Hilmer was appointed a non-executive director of Westfield Holdings Limited in 1991 and a non-executive deputy chairman in 1997. He is chairman of the Westfield Group Audit & Compliance Committee and the Remuneration Committee. Mr Hilmer is the vice-chancellor designate of the University of NSW and will take up that role in June 2006. From 1998 until November 2005, he was chief executive officer and a director of John Fairfax Holdings Limited. Between 1989 and 1997, Mr Hilmer was Dean and Professor of Management at the Australian Graduate School of Management (University of NSW). Mr Hilmer holds degrees in law from the Universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance.



MR DAVID H LOWY AM
Deputy Chairman

Appointed non-executive deputy chairman of Westfield Holdings Limited in June 2000, David Lowy holds a Bachelor of Commerce degree from the University of NSW. He joined Westfield in 1977 and was appointed executive director in 1982 and became managing director in 1987, a position he held until June 2000. David Lowy is a principal of LFG Holdings. He is the founder and president of Temora Aviation Museum. Mr Lowy is chairman of the Westfield Group Board Risk Management Committee.



MR ROY L FURMAN

Roy Furman was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Mr Furman holds a degree in law from Harvard law school. He is based in the US and is vice chairman of Jefferies and Company and chairman of Jefferies Capital Partners, a group of private equity funds. He was co-founder of Furman Selz (1973), an international investment banking, institutional brokerage and money management firm. He is a member of the Westfield Group Remuneration Committee.



MR DAVID M GONSKI AO

Appointed as a non-executive director of Westfield Holdings Limited in 1985, Mr Gonski holds degrees in law and commerce from the University of NSW. He is chairman of Investec Bank Australia Limited and Coca-Cola Amatil Limited. He is a director of ANZ Banking Group Limited. He is president of the Art Gallery of NSW Trust, chairman of the Australia Council and Chancellor of the University of NSW. Mr Gonski is a member of the Westfield Group Audit & Compliance Committee, the Remuneration Committee and the Nomination Committee.



MR STEPHEN P JOHNS

Stephen Johns is a non-executive director of the Westfield Group boards. Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. Mr Johns was appointed an executive director of Westfield Holdings Limited and Westfield Management Limited in 1985 and of Westfield America Management Limited in 1996. He held a number of positions within Westfield, including Group Finance Director from 1985 to 2002, and became a non-executive director of the three boards in October 2003. Mr Johns is also chairman of the Spark Infrastructure Group, a director of Brambles Industries Limited, Brambles Industries plc, Sydney Symphony Orchestra Holdings Pty Limited, Ascham Foundation Limited and a member of the Council of Governors of Ascham School. He is a member of the Westfield Group Audit & Compliance Committee and of the Risk Management Committee.



MR PETER S LOWY

Group Managing Director

Peter Lowy is group managing director of the Westfield Group. Mr Lowy holds a Bachelor of Commerce degree from the University of NSW. Prior to joining Westfield in 1983, Mr Lowy worked in investment banking both in the US and UK. He has resided in the US since 1990 and was appointed managing director in 1997. He serves on the Executive Committee and Board of Governors for the National Association of Real Estate Investment Trusts, is on the Board of Directors of the Association of Foreign Investors in Real Estate, is on the Rand Corporation's Center for Terrorism Risk Management Policy Advisory Board, is a member of the International Council of Shopping Centres and is Founding Chairman of the e-Fairness Coalition. He is also a director of the Lowy Institute for International Policy.



MR STEVEN M LOWY

Group Managing Director

Steven Lowy is group managing director of the Westfield Group. Mr Lowy holds a Bachelor of Commerce (Honours) degree from the University of NSW. Prior to joining Westfield in 1987, he worked in investment banking in the US. In 1997, he was appointed managing director. He is a director of the Victor Chang Cardiac Research Institute, the Lowy Institute for International Policy, a trustee of the Art Gallery of NSW Trust and an inaugural member of the Prime Minister's Business-Government Advisory Group on National Security.



MR JOHN B STUDDY AM

Mr Studdy was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Mr Studdy is a non-executive director of Angus & Coote (Holdings) Limited and a director and former chairman of Ten Network Holdings Limited. Mr Studdy holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. He is also an honorary vice president of the International Federation of MS Societies, emeritus president of the MS Society of NSW and chairman of the Pain Management Research Institute and ING Foundation. He is a member of the Westfield Group Audit & Compliance Committee.



MR FRANCIS T VINCENT

Francis Vincent was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Mr Vincent holds a degree in law from Yale law school. He is based in the US and is a director of Time Warner Inc. Mr Vincent has held the position of executive vice president of the Coca-Cola Company, president and chief executive officer of Columbia Pictures Industries, Inc. and associate director of the division of corporation finance of the United States Securities and Exchange Commission.

Board of Directors



DR GARY H WEISS

Gary Weiss was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Dr Weiss holds a masters degree in law, as well as a Doctor of Juridical Science (JSD) from Cornell University, New York. Dr Weiss is an executive director of the Guinness Peat Group plc, chairman of Coats plc and Ariadne Australia Limited. He is also a director of Capral Aluminium Limited and Tower Limited, as well as various other public companies in Australia and overseas. He is a member of the Westfield Group Board Risk Management Committee.



MR DEAN R WILLS AO

Mr Wills was appointed as a non-executive director of Westfield Holdings Limited in 1994. He is a fellow of the Australian Institute of Company Directors (AICD) and the Australian Marketing Institute (AMI). Mr Wills is a member of the Westfield Group Nomination Committee. He is a former chairman of Transfield Services Limited and John Fairfax Holdings Limited.



MS CARLA M ZAMPATTI AM

Appointed as a non-executive director of Westfield Holdings Limited in 1997, Carla Zampatti is executive chairman of the Carla Zampatti Group. She is chairman of the Special Broadcasting Service (SBS), a director of McDonalds Australia Limited and a trustee of the Sydney Theatre Company Foundation Trust. Ms Zampatti is a member of the Westfield Group Nomination Committee.

Financial Report

Westfield Group
Comprising Westfield Holdings Limited and its Controlled Entities
For the financial year ended 31 December 2005

Contents

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04[1] $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04[1] $million
Revenue and other income					
Property revenue	4	3,089.0	1,514.6	0.1	0.0
Property revaluation		2,839.9	2,298.1	2.0	-
Property development and project management revenue		266.9	72.9	-	-
Property and funds management income		50.7	22.8	-	-
Fair value adjustment of investment in subsidiaries		-	-	357.0	-
Dividends from subsidiaries		-	-	46.9	257.9
		6,246.5	3,908.4	406.0	257.9
Share of after tax profits of equity accounted entities	17	579.9	566.2	-	-
Currency derivatives	5	44.8	-	-	-
Profit on disposal of assets	6,7	58.4	31.5	-	-
Interest income		17.0	6.7	37.0	5.6
Total revenue and other income		6,946.6	4,512.8	443.0	263.5
Expenses					
Property expenses and outgoings		(992.4)	(487.9)	(0.1)	(0.0)
Property development and project management costs		(248.7)	(64.5)	-	-
Property and funds management costs		(22.6)	(9.6)	-	-
Corporate costs		(26.5)	(12.2)	(15.5)	(3.0)
		(1,290.2)	(574.2)	(15.6)	(3.0)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	7,8	(56.8)	(460.0)	-	-
Write back of previously written down subsidiaries		-	-	-	91.9
Financing costs					
— interest bearing liabilities		(590.9)	(230.1)	(39.6)	(5.6)
— other financial liabilities		(268.0)	(37.2)	-	-
	9	(858.9)	(267.3)	(39.6)	(5.6)
Total expenses		(2,205.9)	(1,301.5)	(55.2)	83.3
Profit before tax expense and minority interests		4,740.7	3,211.3	387.8	346.8
Tax expense	10	(472.0)	(403.2)	(98.2)	(28.3)
Profit after tax expense for the period		4,268.7	2,808.1	289.6	318.5
Less: net profit attributable to minority interests					
— Westfield Trust unit holders ("WT")		(1,906.1)	(980.5)	-	-
— Westfield America Trust unit holders ("WAT")		(1,890.1)	(1,563.1)	-	-
— external		(21.5)	(177.7)	-	-
Net profit attributable to Members of Westfield Holdings Limited		451.0	86.8	289.6	318.5
		cents	cents		
Basic earnings per Westfield Holdings Limited share	11(a)	26.29	5.18		
Diluted earnings per Westfield Holdings Limited share	11(a)	26.09	5.13		
		$million	$million	$million	$million
Net profit attributable to stapled security holders of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited security holders		451.0	86.8	289.6	318.5
Westfield Trust unit holders		1,906.1	980.5	-	-
Westfield America Trust unit holders		1,890.1	1,563.1	-	-
Net profit attributable to stapled security holders of the Westfield Group		4,247.2	2,630.4	289.6	318.5
		cents	cents		
Basic earnings per stapled security	11(b)	247.57	156.83		
Diluted earnings per stapled security	11(b)	247.57	155.32		

[1] The comparative period comprises the six month period from 1 July 2004 to 31 December 2004, being the first reporting period of the Westfield Group.

Statement of Dividend/distribution

FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04[1] $million	**31 Dec 05 $million**	31 Dec 04[1] $million
Net profit attributable to Members of the Westfield Group	**4,247.2**	2,630.4	**289.6**	318.5
Adjusted for:				
Revaluation of investment properties	**(2,839.9)**	(2,298.1)	**-**	-
Revaluation of investment properties attributable to equity accounted entities	**(352.5)**	(462.2)	**-**	-
Minority interest property revaluations	**13.9**	141.2	**-**	-
Amortisation of tenant allowances	**20.7**	2.6	**-**	-
Net unrealised loss on mark to market of derivatives that do not qualify for hedge accounting	**22.5**	-	**-**	-
Interest expense on minority equity interest classified as convertible debt and the mark to market of convertible debt	**169.6**	-	**-**	-
Deferred tax charge	**395.0**	358.4	**105.2**	29.1
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	**56.8**	460.0	**-**	-
Fair value adjustment of investment in subsidiaries	**-**	-	**(357.0)**	-
Write back of previously written down subsidiaries	**-**	-	**-**	(91.9)
Other	**0.8**	(2.5)	**0.3**	-
Project profits distributed	**175.8**	74.3	**-**	-
Net profit from asset sales	**(75.1)**	(31.5)	**-**	-
(Profit retained)/dividend from retained profits	**(6.6)**	-	**142.6**	(180.5)
Distributable income	**1,828.2**	872.6	**180.7**	75.2
Weighted average number of securities on issue for the period	**1,715.5**	1,677.2	**1,721.4**	1,683.1
Distributable income per ordinary security (cents)	**106.57**	52.03	**10.50**	4.47
Distributable income per August 2005 Distribution Reinvestment Plan ("DRP") security (cents)	**36.80**	n/a	**2.71**	n/a
Dividend/distribution paid/proposed[2]	**1,838.3**	872.6	**181.3**	75.2
Weighted average number of securities entitled to distribution at 31 December 2005	**1,725.0**	1,677.2	**1,730.9**	1,683.1
Dividend/distribution per ordinary security (cents)	**106.57**	52.03	**10.50**	4.47
Dividend/distribution per August 2005 DRP security (cents)	**36.80**	n/a	**2.71**	n/a

[1] The comparative period comprises the six month period from 1 July 2004 to 31 December 2004, being the first reporting period of the Westfield Group.

[2] The dividend/distribution proposed of $1,838.3 million includes a $10.1 million cum-dividend/distribution component in respect of stapled securities that were issued during the period with full dividend/distribution entitlements.

Balance Sheet

AS AT 31 DECEMBER 2005

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
Current assets					
Cash and cash equivalents	28(a)	**199.5**	237.0	**-**	0.1
Trade receivables	12	**44.3**	26.0	**-**	-
Derivative assets	13	**327.4**	221.8	**-**	-
Receivables	14	**134.3**	158.8	**1,478.0**	1,376.1
Inventories		**27.4**	20.4	**-**	-
Tax receivable		**27.8**	32.5	**-**	-
Prepayments and deferred costs		**75.8**	45.4	**-**	-
Total current assets		**836.5**	741.9	**1,478.0**	1,376.2
Non current assets					
Investment properties	15,16	**37,623.1**	27,779.8	**2.3**	0.3
Equity accounted investments	17	**3,467.7**	3,331.5	**-**	-
Other investments	18	**121.5**	592.7	**2,371.6**	1,289.2
Derivative assets	13	**459.8**	1,169.8	**-**	-
Property, plant and equipment	19	**182.0**	147.9	**-**	-
Receivables	14	**33.9**	13.0	**-**	-
Deferred tax assets	10	**66.2**	76.3	**4.9**	15.2
Prepayments and deferred costs		**260.1**	109.5	**-**	-
Total non current assets		**42,214.3**	33,220.5	**2,378.8**	1,304.7
Total assets		**43,050.8**	33,962.4	**3,856.8**	2,680.9
Current liabilities					
Payables	20	**1,169.1**	798.4	**1,180.8**	556.9
Interest bearing liabilities	21	**1,778.8**	1,198.9	**387.6**	908.7
Tax payable		**77.4**	61.1	**48.5**	41.5
Derivative liabilities	23	**17.8**	186.9	**-**	-
Total current liabilities		**3,043.1**	2,245.3	**1,616.9**	1,507.1
Non current liabilities					
Payables	20	**48.0**	61.5	**-**	-
Interest bearing liabilities	21	**16,026.1**	11,868.4	**-**	-
Other financial liabilities	22	**1,752.8**	1,125.3	**-**	-
Deferred tax liabilities	10	**2,233.1**	1,333.3	**301.6**	15.2
Derivative liabilities	23	**349.5**	435.6	**-**	-
Total non current liabilities		**20,409.5**	14,824.1	**301.6**	15.2
Total liabilities		**23,452.6**	17,069.4	**1,918.5**	1,522.3
Net assets		**19,598.2**	16,893.0	**1,938.3**	1,158.6
Equity attributable to Members of Westfield Holdings Limited					
Contributed equity	24	**857.6**	669.3	**919.3**	730.6
Reserves	26	**(3.1)**	(50.1)	**-**	28.1
Retained profits	27	**715.0**	452.4	**1,019.0**	399.9
Total Equity attributable to Members of Westfield Holdings Limited		**1,569.5**	1,071.6	**1,938.3**	1,158.6
Equity attributable to minority interests – Westfield Trust and Westfield America Trust unit holders					
Contributed equity	24	**11,661.8**	10,682.7	**-**	-
Reserves	26	**561.4**	599.7	**-**	-
Retained profits	27	**5,673.7**	3,887.0	**-**	-
Total equity attributable to minority interests – Westfield Trust and Westfield America Trust unit holders		**17,896.9**	15,169.4	**-**	-
Equity attributable to minority interests – external					
Contributed equity		**94.0**	536.1	**-**	-
Reserves		**-**	11.8	**-**	-
Retained profits		**37.8**	104.1	**-**	-
Total equity attributable to minority interests – external		**131.8**	652.0	**-**	-
Total equity attributable to minority interests		**18,028.7**	15,821.4	**-**	-
Total Equity		**19,598.2**	16,893.0	**1,938.3**	1,158.6

	$million	$million	$million	$million
Equity attributable to stapled security holders of the Westfield Group analysed by amounts attributable to:				
Westfield Holdings Limited security holders	**1,569.5**	1,071.6	**1,938.3**	1,158.6
Westfield Trust and Westfield America Trust unit holders	**17,896.9**	15,169.4	**-**	-
Total equity attributable to stapled security holders of the Westfield Group	**19,466.4**	16,241.0	**1,938.3**	1,158.6

		Consolidated		Parent Company	
	Note	31 Dec 05 $million	31 Dec 04[1] $million	31 Dec 05 $million	31 Dec 04[1] $million
Changes in equity attributable to Members of the Westfield Group					
Opening balance of equity		**16,241.0**	1,097.9	**1,158.6**	810.0
Initial equity contributed by WT and WAT pursuant to the Merger		**-**	12,576.5	**-**	-
Contributed equity					
— Application of AASB 132 and 139 effective 1 January 2005	3(e)	**74.0**	-	**-**	-
— Dividend/distribution reinvestment plan		**466.2**	-	**38.6**	-
— Conversion of options		**627.2**	(50.7)	**150.1**	20.1
— Stapling distribution		**-**	(1,124.0)	**-**	-
— Securities issued to implement the Merger		**-**	1,125.1	**-**	11.1
Foreign currency translation reserve					
— Application of AASB 132 and 139 effective 1 January 2005	3(e)	**11.8**	-	**-**	-
— Net exchange difference on translation of foreign operations[2][3]		**(3.1)**	(13.1)	**-**	-
Asset revaluation reserve					
— Application of AASB 132 and 139 effective 1 January 2005	3(e)	**-**	-	**(28.1)**	-
Retained profits					
— Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(451.8)**	-	**514.7**	-
— Stapling dividend		**-**	(1.1)	**-**	(1.1)
— Dividend/distribution paid		**(1,746.1)**	-	**(185.2)**	-
Net adjustments recognised directly in equity		**(1,021.8)**	12,512.7	**490.1**	30.1
Profit after tax expense for the period[2][3]		**4,247.2**	2,630.4	**289.6**	318.5
Closing balance of equity attributable to Members of the Westfield Group		**19,466.4**	16,241.0	**1,938.3**	1,158.6
Changes in equity attributable to external Minority Interests					
Opening balance of equity attributable to Minority Interests		**652.0**	604.9	**-**	-
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(534.1)**	-	**-**	-
Profit after tax expense for the period		**21.5**	177.7	**-**	-
Net exchange difference on translation of foreign operations		**-**	(78.7)	**-**	-
Dividends/distributions paid or provided for		**(7.6)**	(51.9)	**-**	-
Closing balance of equity attributable to external Minority Interests		**131.8**	652.0	**-**	-
Total Equity		**19,598.2**	16,893.0	**1,938.3**	1,158.6

[1] The comparative period comprises the six month period from 1 July 2004 to 31 December 2004, being the first reporting period of the Westfield Group.

[2] Total income and expenses for the period attributable to Members of the Westfield Group, including amounts recognised directly in equity, is $4,244.1 million (31 December 2004: $2,617.3 million), being profit after tax expense for the period of $4,247.2 million (31 December 2004: $2,630.4 million) and the net exchange loss on translation of foreign operations of $3.1 million (31 December 2004: loss $13.1 million).

[3] Total income and expenses for the period attributable to Members of the Westfield Group includes income and expenses attributable to Members of WT and WAT, including amounts recognised directly in equity, of $3,757.9 million (31 December 2004: $2,580.6 million), being profit after tax expense for the period of $3,796.2 million (31 December 2004: $2,543.6 million) and the net exchange loss on translation of foreign operations of $38.3 million (31 December 2004: gain $37.0 million).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated		Parent Company	
		31 Dec 05 $million	31 Dec 04[1] $million	31 Dec 05 $million	31 Dec 04[1] $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		3,547.3	1,779.2	47.0	257.9
Payments in the course of operations (including GST)		(1,397.9)	(709.5)	(6.1)	(3.2)
Settlement of currency derivatives		151.2	-	-	-
Dividends/distributions received from equity accounted associates		208.7	84.5	-	-
Income and withholding taxes paid		(117.7)	(29.1)	(65.8)	(31.4)
Goods and services taxes paid to suppliers for investing activities		(57.6)	(21.1)	-	-
Goods and services taxes paid to government bodies		(73.4)	(30.7)	-	-
Net cash flows from/(used in) operating activities	28(b)	2,260.6	1,073.3	(24.9)	223.3
Cash flows from investing activities					
Acquisition of property investments		(1,139.7)	(727.0)	-	-
Payments of capital expenditure for property investments		(1,152.9)	(569.7)	-	-
Proceeds from the sale of property investments		18.5	191.5	-	-
Acquisition of listed investments		-	(484.6)	-	-
Proceeds from the sale of other investments		534.2	-	-	-
Net payments for investments in equity accounted investments		(2,536.7)	(749.3)	-	-
Net proceeds from the sale of property assets by equity accounted entities		157.6	-	-	-
Payment for the purchases of investments in subsidiaries		-	-	(47.2)	(0.5)
Payments for the purchases of property, plant and equipment		(83.2)	(70.9)	-	-
Proceeds from sale of property, plant and equipment		27.9	53.3	-	-
Proceeds from (loans advanced) to related entities		-	-	81.2	(1,095.8)
Net cash flows (used in)/from investing activities		(4,174.3)	(2,356.7)	34.0	(1,096.3)
Cash flows from financing activities					
Proceeds from the issue of securities		977.4	31.0	188.6	26.8
Extinguishment of share options		(22.5)	(80.7)	-	(6.7)
Net proceeds from interest bearing liabilities		3,400.3	2,260.8	-	-
Financing costs		(912.5)	(430.2)	(19.0)	-
Interest received		18.1	9.7	6.3	-
Settlement of foreign currency loans and swaps		116.4	43.4	-	-
Dividends/distributions paid		(1,746.1)	(638.7)	(185.2)	(77.4)
Dividends/distributions paid by controlled entities to minority interests		(7.4)	(41.4)	-	-
Related parties net proceeds from interest bearing liabilities		-	-	-	958.4
Stapling dividend/distribution on implementation of the Merger		-	(1,125.1)	-	(1.1)
Securities issued on implementation of the Merger		-	1,125.1	-	11.1
Maturity of interest rate option		-	45.0	-	-
Net proceeds from/(repayments of) non interest bearing deposits		-	43.8	-	(39.0)
Merger and capital restructure charges		-	(57.0)	-	-
Net cash flows from/(used in) financing activities		1,823.7	1,185.7	(9.3)	872.1
Net decrease in cash held		(90.0)	(97.7)	(0.2)	(0.9)
Add opening cash brought forward		220.9	60.8	0.1	1.0
Initial cash contributed by					
— Duelguide Plc on consolidation from equity accounted entities		41.1	-	-	-
— WT and WAT to the Westfield Group pursuant to the Merger		-	257.0	-	-
Effects of exchange rate changes on opening cash brought forward		(0.7)	0.8	-	-
Cash and cash equivalents at the end of the year	28(a)	171.3	220.9	(0.1)	0.1

[1] The comparative period comprises the six month period from 1 July 2004 to 31 December 2004, being the first reporting period of the Westfield Group.

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

a) Corporate information
This financial report of the Westfield Group for the year ended 31 December 2005 was approved in accordance with a resolution of the Board of Directors of Westfield Holdings Limited ("Parent Company") on 20 March 2006.

The nature of the operations and principal activities of the Westfield Group are described in the Directors' Report.

b) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards
This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS. Accordingly, the financial information for the prior period comparative, being the period 1 July 2004 to 31 December 2004 ("Shortened Financial Year"), has been restated with the exception of AASB 132 and 139 which were applied from 1 January 2005. A summary of the significant accounting policies of the Westfield Group under AIFRS is disclosed in note 2 below.

Note 3 includes reconciliations between previously reported Australian Generally Accepted Accounting Principles ("AGAAP") as at 31 December 2004 to AIFRS including:

— a reconciliation between AGAAP and AIFRS equity as at 1 July 2004 and 31 December 2004; and
— a reconciliation between AGAAP and AIFRS profit for the Shortened Financial Year ended 31 December 2004.

As at 31 December 2005, a number of accounting standards have been issued with applicable commencement dates subsequent to year end. The expected impact of these accounting standards should not materially alter the accounting policies of the Westfield Group at the date of this report.

c) Basis of Accounting
The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, equity accounted investments, investment in subsidiaries, derivative financial instruments and available for sale financial assets that have been measured at fair value.

d) Comparative information
By an order dated 21 May 2004, made by the Australian Securities and Investments Commission ("ASIC") pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, the Parent Company has changed its financial year end to 31 December and has complied with Chapter 2M of the Act in respect of the Shortened Financial Year, as if the Shortened Financial Year was a financial year.

As the Westfield Group was established in July 2004 and changed its year end to 31 December, there is no comparative half year period for the six months ended 30 June 2004. The accounting standards require the Westfield Group results for the Shortened Financial Year be included as the comparative for the 12 months ended 31 December 2005.

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting for the Westfield Group
The Westfield Group was established in July 2004 by the stapling of securities of each of the Parent Company, Westfield Trust ("WT") and Westfield America Trust ("WAT"). The securities trade as one security on the Australian Stock Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

As a result of the Merger the Parent Company, for accounting purposes, gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the scheme of arrangement of the Parent Company was lodged with ASIC. Accordingly, this transaction is accounted for as a business combination under AIFRS by consolidating the fair value of the net assets of WT and WAT.

This financial report has been prepared based upon a business combination by the Parent Company, WT and WAT and in recognition of the fact that the securities issued by the Parent Company, WT and WAT have been stapled and cannot be traded separately.

b) Listed Property Trust Units
The constitutions of each of WT and WAT were amended pursuant to resolutions passed at their respective Members' meetings on 12 May 2005. As part of the amendments the finite maximum term of each Trust was removed which allows unitholders' funds to continue to be treated as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The Group has deferred the adoption of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to 1 January 2005. Accordingly, AASB 132 and 139 have not been applied to the comparatives and the Trusts' units have been accounted for as equity.

c) Consolidation and classification
The consolidated financial report comprises the financial statements and notes to the financial statements of the Parent Company, and each of its controlled entities which includes WT and WAT ("Subsidiaries") as from the date the Parent Company obtained control until such time control ceases. The Parent Company and Subsidiaries are collectively referred to as the economic entity known as the Westfield Group ("the Group"). Where entities adopt accounting policies which differ from those of the Parent Company, adjustments have been made so as to achieve consistency within the Westfield Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. External minority interests for the period 1 January to 31 December 2005 represents interests in Carindale Property Trust ("CPT") not held by the Group.

i) Synchronisation of Financial Year
By an order dated 27 June 2005, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(3) of the Act in so far as that subsection requires them to ensure the financial years of the controlled entity CPT, coincides with the financial year of the Parent Company.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

ii) Joint Ventures

Joint venture operations
The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities
The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates
Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities
Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

In May 2002, the Group together with Simon Property Group and The Rouse Company, acquired the assets and liabilities of Rodamco North America, N.V. The Westfield Group's economic interest is represented by a 52.7% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

In November 2004, the Group together with R&M Investments (BVI) Limited, a company that is jointly owned by entities associated with Multiplex Limited and Messrs David and Simon Reuben, acquired the assets and liabilities of Duelguide Plc. The Westfield Group's economic interest is represented by a 50% equity ownership of DGL Acquisitions Limited which has been accounted for in accordance with the substance of the contractual agreements. Entities where the Group has a controlling interest have been consolidated (refer note 17(a)(3)). Other retail and property investments where the Group has significant influence have been equity accounted.

d) Investment properties
The Group's investment properties include freehold and leasehold land, buildings, leasehold improvements, construction and development projects.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of investment properties is stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

Amounts capitalised to construction and development projects include the cost of sundry acquisitions and development costs in respect of qualifying assets and borrowing costs during development.

At each reporting date, the carrying value of the portfolio of investment properties is assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used.

Investment properties are derecognised when they have been disposed of and no future benefit is expected from its disposal. Any gains or losses on derecognition are recognised in the income statement in the year of derecognition.

e) Other investments
Other investments excluding investment in subsidiaries are classified as available-for-sale. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Investments in subsidiaries are carried at fair value through the income statement.

f) Foreign currencies

i) Translation of foreign currency transactions
The functional and presentation currencies of the Parent Company and its Australian subsidiaries is Australian dollars. The functional currency of the United States overseas entities is United States dollars, of United Kingdom entities is British Pounds and of New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Westfield Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations
The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

g) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and is carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Revenue from external parties for property development and construction is recognised on a percentage completion basis. Stage of completion is assessed by independent quantity surveyors. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

All other revenues are recognised on an accruals basis.

h) Expenses
Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

i) Taxation
The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential capital gains tax as detailed below.

i) WT
Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT, are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

ii) WAT
Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

iii) Deferred tax
Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

iv) Parent Company – tax consolidation
The Parent Company and its Australian resident wholly owned subsidiaries have formed a Tax Consolidation Group. The Parent Company has entered into tax funding arrangements with its Australian resident wholly owned subsidiaries, so that each subsidiary has agreed to pay or receive a tax equivalent amount to or from the Parent Company based on the net taxable amount or loss of the subsidiary at the current tax rate. The Tax Consolidation Group has applied the group allocation approach in determining the appropriate amount of current taxes to allocate.

j) Goodwill and deferred tax on acquisitions of property businesses
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment. Impairment usually arises when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

k) Goods and Services Tax ("GST")
Revenues, expenses and assets are recognised net of the amount of GST (or equivalent tax in overseas locations) except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

l) Financing costs
Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.

Refer to note 2(s) for other items included in financing costs.

m) Property development projects and construction contracts for external parties
Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract, and provision is made for losses, if any, anticipated.

n) Depreciation and amortisation
Property, plant and equipment and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class plant and equipment ranges from three to 15 years.

o) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

i) Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meet the definition of an investment property are accounted for as a finance lease.

ii) Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

p) Employee benefits
The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided. The liability for employees' benefits to long service leave is provided to balance date based on the present values of the estimated future cash flows to be paid by the Group resulting from the employees' services provided.

q) Contributed equity
Issued and paid up capital is recognised at the fair value of the consideration received by the Westfield Group. Any transaction costs arising on the issue of ordinary securities are recognised directly in equity as a reduction of the proceeds received.

r) Cash and cash equivalents
Cash on hand, at bank and short term deposits on the balance sheet have a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

s) Derivative and other financial instruments
The Group's activities expose it to changes in interest rates and foreign exchange rates. The Group has policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The AIFRS documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations and limited interest rate swaps do not qualify for hedge accounting and are recorded at fair value through the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts and other derivative contracts held by the Group are determined by reference to market values for similar instruments.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables
Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are due within 30 days. An estimate for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

ii) Financial liabilities

Payables
Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.

Interest bearing liabilities
Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

Other financial liabilities
Other financial liabilities include preference shares, trust units issued by Subsidiaries with a fixed life and convertible debt. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps
The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value is reflected in the income statement immediately. For the Shortened Financial Year, the Group did not recognise interest rate swaps in the financial statements. Net receipts and payments were recognised as an adjustment to interest expense.

iv) Cross currency swaps and forward exchange contracts
The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses. For the Shortened Financial Year, forward exchange contracts were deferred on the balance sheet and not fair valued through the income statement.

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses relating to the effective portion of the hedge are reflected in the foreign currency translation reserve. Any gains or losses relating to the ineffective portion are recognised directly in the income statement.

v) Disclosure of fair values
Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. Refer note 2(c).

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these financial statements.

vi) Derecognition of financial instruments
The derecognition of financial instruments takes place when the Group no longer controls the contractual rights that comprise the financial instrument which is normally the case when the instrument is sold or all cash flows attributable to the instrument have passed to an independent third party.

t) Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

u) Earnings per security
Basic earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities. Diluted earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities and dilutive potential ordinary securities.

v) Rounding
In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

NOTE 3 IMPACT OF ADOPTING AIFRS

a) AASB 1 transitional exemptions
The Group has made its election to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

i) AASB 3 "Business Combinations" was not applied retrospectively to business combinations undertaken before the date of transition to AIFRS.

ii) AASB 2 "Share Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

iii) The Group has elected not to apply AASB 121 "The Effects of Changes in Foreign Exchange Rates" to the cumulative translation differences at the date of transition to AIFRS. This has resulted in the foreign currency translation reserve balance at 1 July 2004 being transferred to opening retained profits. Any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition and shall include later translation differences.

iv) The Group has elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained profits at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date. Refer note 3(e) for the reconciliation between 31 December 2004 closing balance and 1 January 2005 opening balance.

b) Reconciliation of profit after tax between AGAAP and AIFRS

	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 04 $million
Profit after tax attributable to Members as previously reported under AGAAP	832.9	347.7
Investment property revaluations[1]	2,298.1	-
Minority interest property revaluations[1]	(141.2)	-
Investment property revaluations attributable to equity accounted associates[1]	462.2	-
Deferred tax charge[2]	(358.4)	(29.0)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off[3]	(460.0)	-
Other AIFRS adjustments	(3.2)	(0.2)
Profit after tax attributable to members under AIFRS	**2,630.4**	**318.5**

[1] AASB 140 "Investment Property" requires revaluation increment/decrement to be recognised through the income statement. Under AGAAP revaluation movements were recognised in the asset revaluation reserve.

[2] The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes".

Consolidated
A deferred tax liability arises as a result of depreciation claimed for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

Parent Company
A deferred tax liability is recognised on the difference between the tax and accounting value of the investment in subsidiary. Under AGAAP, no such liability was recognised.

[3] Deferred tax on acquisition has arisen with respect to the Group's acquisition of Duelguide Plc under AASB 3 "Business Combinations". The excess of the purchase price over fair value is a result of the application of the balance sheet the liability method of tax effect accounting for the Duelguide properties. This gives rise to goodwill which is considered unrecoverable and has been written off to income statement.

c) Reconciliation of total equity between AGAAP and AIFRS

	Consolidated			Parent Company	
	1 Jul 04 $million	02 Jul 04[1] $million	31 Dec 04 $million	1 Jul 04 $million	31 Dec 04 $million
Total equity under previous AGAAP	1,347.7	15,149.0	18,502.8	780.9	1,158.7
Deferred tax liability[2]	(186.7)	(806.6)	(1,091.2)	29.1	(0.1)
Goodwill on acquisitions due to the recognition of deferred tax liabilities written off[2][3]	-	-	(458.1)	-	-
Consolidated executive option plan trust[4]	(63.1)	(63.1)	(60.5)	-	-
Total Equity under AIFRS	**1,097.9**	**14,279.3**	**16,893.0**	**810.0**	**1,158.6**

[1] A reconciliation of AGAAP to AIFRS at the date of the Merger.

[2] The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes".

Consolidated
A deferred tax liability arises as a result of depreciation claimed for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

Parent Company
A deferred tax liability is recognised on the difference between the tax and accounting value of the investment in subsidiary. Under AGAAP, no such liability was recognised.

[3] Deferred tax on acquisition has arisen with respect to the Group's acquisition of Duelguide Plc under AASB 3 "Business Combinations". The excess of the purchase price over fair value is a result of the application of the balance sheets liability method of tax effect accounting for the Duelguide properties. This gives rise to goodwill which is considered unrecoverable and has been written off to the income statement.

[4] The Westfield Group's Executive Option Plan Trust is required to be consolidated under AIFRS.

NOTE 3 IMPACT OF ADOPTING AIFRS CONTINUED

d) Cash flow Statement under AIFRS

There are no material differences between the AGAAP and AIFRS cash flow statements.

e) Reconciliation of total equity opening balance upon adoption of AASB 132 and 139 on 1 January 2005

	Consolidated 1 Jan 05 $million	Parent Company 1 Jan 05 $million
Total equity under AIFRS at 31 December 2004	16,893.0	1,158.6
Forward exchange contracts not qualifying for hedge accounting [1]	270.0	-
Interest rate swaps not qualifying for hedge accounting [2]	(175.8)	-
Deferred tax liability	(38.4)	(191.6)
Reclassify minority interest to other financial liabilities [3]	(432.6)	-
Mark to market of other financial liabilities [3]	(523.3)	-
Fair value adjustment of subsidiaries [4]	-	678.2
Total Equity under AIFRS at 1 January 2005	**15,992.9**	**1,645.2**
Total Equity under AIFRS at 1 January 2005 attributable to:		
— Members of the Westfield Group	15,875.0	1,645.2
— External Minority Interests	117.9	-
	15,992.9	**1,645.2**

As a result of applying AASB 132 and 139 on 1 January 2005 various adjustments have been made between contributed equity, reserves and retained earnings which have been disclosed in notes 24, 26 and 27.

[1] AASB 139 "Financial Instruments" does not allow hedge accounting for derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency. These derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

Under AGAAP gains and losses on foreign currency derivatives were deferred and recorded with the underlying transactions being hedged. For hedges of foreign currency revenues, gains and losses were reflected in the income statement as the underlying foreign currency revenues were recognised.

[2] Interest rate derivatives are determined to be ineffective as they do not meet the hedge effectiveness criteria under AASB 139 "Financial Instruments", accordingly these derivatives are measured at fair value and the gains and losses are recorded in the income statement. Under AGAAP, interest rate derivatives were accounted for on an accrual basis.

[3] Certain AGAAP minority interests have been reclassified as debt and related earnings classified as interest expense in accordance with AASB 132 "Financial Instruments: Disclosure and Presentation". All convertible debt instruments are recorded at fair value under AIFRS. The fair value is based on the conversion value at balance date.

[4] AASB 139 "Financial Instruments" allows investments in subsidiaries to be recorded at fair value through the income statement. Under AGAAP, investment in subsidiaries was recorded at cost.

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
NOTE 4 PROPERTY REVENUE					
Shopping centre base rent and other property income		3,109.7	1,517.2	0.1	0.0
Tenant allowances amortised		(20.7)	(2.6)	-	-
		3,089.0	1,514.6	0.1	0.0
NOTE 5 CURRENCY DERIVATIVES					
Gains/losses on currency derivatives (excluding mark to market of derivatives not qualifying for hedge accounting)		79.5	-	-	-
Mark to market of derivatives		(34.7)	-	-	-
		44.8	-	-	-
NOTE 6 PROFIT ON DISPOSAL OF ASSETS					
Revenue from asset sales		587.9	249.4	-	-
Cost of assets sold		(529.5)	(224.7)	-	-
Proceeds on termination of excess interest rate swaps		-	6.8	-	-
		58.4	31.5	-	-
NOTE 7 SIGNIFICANT ITEMS					
Profit before tax and minority interests includes the following significant items which are not expected to recur. The disclosure of these items is relevant in explaining the financial performance of the business.					
Profit on disposal of assets	6	58.4	31.5	-	-
Profit on disposal of equity accounted assets	17(b)	23.4	-	-	-
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	8	(56.8)	(460.0)	-	-
		25.0	(428.5)	-	-

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 8 GOODWILL				
Goodwill carried on balance sheet	–	–	–	–
Movement in goodwill				
Balance at the beginning of the year	–	–	–	–
Goodwill on acquisitions due to the recognition of deferred tax liabilities	56.8	460.0	–	–
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	(56.8)	(460.0)	–	–
	–	–	–	–
NOTE 9 FINANCING COSTS				
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)	(702.6)	(273.0)	–	–
Related party borrowing costs	–	–	(39.6)	(5.6)
Financing costs capitalised to construction projects	57.4	10.8	–	–
Financing costs	(645.2)	(262.2)	(39.6)	(5.6)
Finance leases interest expense	(7.6)	(5.1)	–	–
Mark to market of interest rate hedges that do not qualify for hedge accounting	12.2	–	–	–
Interest expense and mark to market of other financial liabilities	(218.3)	–	–	–
	(858.9)	(267.3)	(39.6)	(5.6)
NOTE 10 TAXATION				
a) Tax expense				
Current – underlying tax	(70.3)	(44.8)	6.9	0.8
Current – tax on sale of assets	(6.7)	–	–	–
Deferred	(395.0)	(358.4)	(105.1)	(29.1)
	(472.0)	(403.2)	(98.2)	(28.3)

The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
Accounting profit before income tax	4,740.7	3,211.3	387.8	346.8
Prima facie tax expense on profit at 30% (31 December 2004: 30%)	(1,422.2)	(963.4)	(116.3)	(104.0)
WT income not assessable	549.5	346.1	–	–
WAT income not assessable	48.6	25.9	–	–
Differential of tax rates on US foreign income	384.4	357.0	–	–
Differential of tax rates on UK foreign income	19.8	–	–	–
Goodwill write off not deductible	(17.0)	(138.0)	–	–
Tax on income eliminated on Group consolidation	(33.0)	(22.1)	–	–
Prior year over provision	2.0	0.5	–	–
Other items	(4.1)	(9.2)	4.0	(1.7)
Inter entity dividends	–	–	14.1	77.4
Tax expense	(472.0)	(403.2)	(98.2)	(28.3)
b) Deferred tax assets				
Investments in subsidiaries	–	–	–	13.5
Provisions and accruals	31.8	29.0	0.0	0.0
Unrealised loss on financial derivatives	34.4	47.3	4.9	1.7
	66.2	76.3	4.9	15.2
c) Deferred tax liabilities				
Revaluation of investment properties to fair value	2,151.3	1,161.4	–	–
Revaluation of investment in subsidiaries to fair value	–	–	297.1	–
Unrealised exchange gain on financial derivatives	70.2	111.2	4.5	3.2
Other timing differences	11.6	60.7	–	12.0
	2,233.1	1,333.3	301.6	15.2

d) Deferred tax assets and deferred tax liabilities not charged to tax expense

The closing balance of deferred tax assets and deferred tax liabilities includes amounts charged, for the current period to the foreign currency translation reserve of $62.2 million and amounts charged to retained profits of $38.4 million (due to the initial application of AASB 132 and 139 on 1 January 2005). Also included in deferred tax liabilities is an amount of $476.0 million arising from the reallocation of deferred tax liabilities from equity accounted associates to the Group deferred tax liabilities as a result of the Group consolidating Duelguide Plc in early August 2005.

The Parent Company includes a charge of $191.6 million to retained profits due to the initial application of AASB 132 and 139 on 1 January 2005.

	31 Dec 05 cents	Consolidated 31 Dec 04 cents

NOTE 11 EARNINGS PER SECURITY

a) Attributable to Security holders of the Parent Company		
Basic earnings per share	26.29	5.18
Diluted earnings per share	26.09	5.13

The following reflects the income and security data used in the calculations of basic and diluted earnings per share:

	Number of securities	Number of securities
Weighted average number of ordinary securities used in calculating basic earnings per share	1,715,527,980	1,677,193,716
Bonus element of security options which are dilutive	13,078,039	16,267,861
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per share	1,728,606,019	1,693,461,577

	$million	$million
Earnings used in calculating basic earnings per share	451.0	86.8
Adjustment to earnings on options which are considered dilutive	–	–
Earnings used in calculating diluted earnings per share	451.0	86.8

The weighted average number of converted, lapsed or cancelled potential ordinary shares used in diluted earnings per share was 17,988,532 (31 December 2004: 3,775,553).

	31 Dec 05 cents	Consolidated 31 Dec 04 cents
b) Attributable to Stapled Security holders of the Westfield Group		
Basic earnings per stapled security	247.57	156.83
Diluted earnings per stapled security	247.57	155.32

The following reflects the income and security data used in the calculations of basic and diluted earnings per stapled security:

	Number of securities	Number of securities
Weighted average number of ordinary securities used in calculating basic earnings per stapled security	1,715,527,980	1,677,193,716
Bonus element of security options which are dilutive[(1)]	–	16,267,861
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per stapled security	1,715,527,980	1,693,461,577

	$million	$million
Earnings used in calculating basic earnings per stapled security	4,247.2	2,630.4
Adjustment to earnings on options which are considered dilutive	–	–
Earnings used in calculating diluted earnings per stapled security	4,247.2	2,630.4

[(1)] At 31 December 2005, there were 13,078,039 bonus element of security options. These bonus element of security options have been determined as anti-dilutive for the current period. The adjustment to earnings in respect of these bonus element of security options was $87.2 million.

The weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was nil (31 December 2004: 3,775,553).

c) Conversions, calls, subscription or issues after 31 December 2005

Since the end of the financial year:

— 1,435,537 stapled securities have been issued as a consequence of the exercise of options; and

— 9,516,698 stapled securities have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary securities or issues of potential ordinary securities since the reporting date and before the completion of this report.

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 12 TRADE RECEIVABLES				
Trade receivables	**59.1**	39.7	**–**	–
Less: provision for doubtful debts	**(14.8)**	(13.7)	**–**	–
	44.3	26.0	**–**	–
NOTE 13 DERIVATIVE ASSETS				
Current				
Receivables under forward exchange contracts	**279.9**	192.1	**–**	–
Receivables on interest rate hedges	**47.5**	–	**–**	–
Receivables under cross currency contracts	**–**	16.8	**–**	–
Deferred loss on forward exchange contracts	**–**	7.5	**–**	–
Deferred loss on interest rate hedges	**–**	5.4	**–**	–
	327.4	221.8	**–**	–
Non Current				
Receivables under cross currency contracts	**298.8**	715.8	**–**	–
Receivables under forward exchange contracts	**161.0**	378.7	**–**	–
Deferred loss on interest rate hedges	**–**	58.4	**–**	–
Deferred loss on forward exchange contracts	**–**	16.9	**–**	–
	459.8	1,169.8	**–**	–
NOTE 14 RECEIVABLES				
Current				
Sundry debtors	**134.3**	150.6	**–**	–
Dividends/distributions receivable	**–**	8.2	**–**	–
Loans to controlled entities	**–**	–	**1,478.0**	1,376.1
	134.3	158.8	**1,478.0**	1,376.1
Non Current				
Other receivables	**33.9**	13.0	**–**	–
	33.9	13.0	**–**	–

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
NOTE 15 INVESTMENT PROPERTIES					
Shopping centre investments	16	**35,074.5**	26,906.8	**–**	–
Construction and development projects		**2,548.6**	873.0	**2.3**	0.3
Total property investments		**37,623.1**	27,779.8	**2.3**	0.3
Movement in investment properties					
Balance at the beginning of the year		**27,779.8**	30.3	**0.3**	0.3
Initial property investments contributed by WT and WAT pursuant to the Merger		**–**	25,860.8	**–**	–
Acquisition of properties		**1,277.9**	651.8	**–**	–
Disposal of properties		**(12.5)**	(159.7)	**–**	–
Transfer from equity accounted investment properties		**3,384.0**	–	**–**	–
Redevelopment costs		**1,461.5**	612.2	**–**	–
Net revaluation increment		**2,839.9**	2,300.6	**2.0**	–
Retranslation of foreign operations		**892.5**	(1,516.2)	**–**	–
Balance at the end of the year		**37,623.1**	27,779.8	**2.3**	0.3
NOTE 16 DETAILS OF PROPERTY INVESTMENTS					
Consolidated Australian shopping centres	16(a)	**14,424.7**	11,870.0		
Consolidated New Zealand shopping centres	16(b)	**1,899.5**	1,611.7		
Consolidated United Kingdom shopping centres	16(c)	**2,343.9**	–		
Consolidated United States shopping centres	16(d)	**16,406.4**	13,425.1		
Total consolidated shopping centres	15	**35,074.5**	26,906.8		
Equity accounted Australian shopping centres	16(a),17(c)	**996.5**	893.0		
Equity accounted United Kingdom shopping centres	16(c),17(c)	**998.1**	3,629.5		
Equity accounted United States shopping centres	16(d),17(c)	**2,542.2**	2,102.9		
Total equity accounted shopping centres	17(c)	**4,536.8**	6,625.4		
		39,611.3	33,532.2		

Property investments are carried at the Directors' determination of fair value based on annual independent valuations where appropriate. This includes the original acquisition cost together with capital expenditure since acquisition and either the latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs and ground leases recorded separately on the balance sheet.

A full independent valuation of a shopping centre is conducted at least once every three years. Independent valuations are prepared using both the capitalisation of net income method and the discounting of future net cash flows to their present value. Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which has taken place since or was not included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated annually based on the most recent full independent valuation of the shopping centre in conjunction with current financial information to prepare an independent update. Independent update valuations use both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occurred.

NOTE 16 (a) DETAILS OF SHOPPING CENTRE INVESTMENTS – AUSTRALIA

Consolidated Australian shopping centres	Ownership interest %	Consolidated interest %	**Carrying value 31 Dec 05 $million**	Carrying value 31 Dec 04 $million	Latest independent valuation Date	Valuer
Airport West	50.0	50.0	**114.7**	100.9	12-05	Colliers International C&V Pty Limited
Bay City	50.0	50.0	**97.2**	82.0	12-05	Jones Lang La Salle
Belconnen	100.0	100.0	**493.2**	474.6	12-05	UrbisJHD Valuations Pty Ltd
Bondi Junction	100.0	100.0	**1,502.9**	1,207.0	12-05	CB Richard Ellis Pty Limited
Booragoon	25.0	25.0	**149.5**	138.7	12-05	CB Richard Ellis Pty Limited
Burwood	100.0	100.0	**544.4**	514.6	12-05	Knight Frank
Carindale	25.0	50.0	**316.8**	280.2	12-05	Colliers International C&V Pty Limited
Carousel	100.0	100.0	**509.4**	464.6	12-05	Colliers International C&V Pty Limited
Chatswood	100.0	100.0	**752.5**	722.1	12-05	CB Richard Ellis Pty Limited
Chermside [1]	100.0	100.0	**569.9**	529.7	12-04	Knight Frank
Doncaster	100.0	100.0	**374.0**	369.8	12-05	CB Richard Ellis Pty Limited
Figtree	100.0	100.0	**95.6**	85.0	12-05	Knight Frank
Fountain Gate	100.0	100.0	**598.8**	509.2	12-05	Knight Frank
Helensvale	50.0	50.0	**103.6**	-	12-05	UrbisJHD Valuations Pty Ltd
Hornsby	100.0	100.0	**615.1**	581.3	12-05	CB Richard Ellis Pty Limited
Hurstville	50.0	50.0	**242.1**	213.0	12-05	UrbisJHD Valuations Pty Ltd
Innaloo	100.0	100.0	**159.4**	70.4	12-05	Savills (NSW) Pty Limited
Knox	30.0	30.0	**213.6**	208.2	12-05	CB Richard Ellis Pty Limited
Kotara	100.0	100.0	**279.3**	259.9	12-05	CB Richard Ellis Pty Limited
Liverpool [1]	50.0	50.0	**229.4**	183.8	12-02	CB Richard Ellis (N2) Pty Limited
Macquarie	50.0	50.0	**324.2**	304.8	12-05	CB Richard Ellis Pty Limited
Marion	50.0	50.0	**349.3**	332.3	12-05	Colliers International C&V Pty Limited
Miranda	50.0	50.0	**481.6**	444.7	12-05	Knight Frank
Mt Gravatt	75.0	75.0	**468.4**	442.0	12-05	CB Richard Ellis Pty Limited
North Lakes	50.0	50.0	**53.2**	48.7	12-05	Jones Lang La Salle
North Rocks	100.0	100.0	**75.6**	66.1	12-05	Knight Frank
Pacific Fair	40.0	40.0	**370.4**	343.6	12-05	CB Richard Ellis Pty Limited
Parramatta	100.0	100.0	**1,124.4**	835.9	12-05	CB Richard Ellis Pty Limited
Penrith	50.0	50.0	**442.0**	-	12-05	CB Richard Ellis Pty Limited
Plenty Valley	50.0	50.0	**18.8**	17.4	12-05	Jones Lang La Salle
Strathpine	100.0	100.0	**224.3**	209.7	12-05	Knight Frank
Sydney City [2]	100.0	100.0	**1,039.3**	1,017.2	12-05	CB Richard Ellis Pty Limited
Tuggerah	100.0	100.0	**508.4**	252.5	12-05	Savills (NSW) Pty Limited
Warrawong	100.0	100.0	**173.6**	157.7	12-05	PricewaterhouseCoopers
Warringah Mall	25.0	25.0	**214.4**	197.2	12-05	CB Richard Ellis Pty Limited
Westlakes	50.0	50.0	**130.8**	-	12-05	Colliers International C&V Pty Limited
Whitford City	50.0	50.0	**209.9**	205.2	12-05	Savills (NSW) Pty Limited
Woden	50.0	50.0	**254.7**	-	12-05	UrbisJHD Valuations Pty Ltd
Total consolidated centres			**14,424.7**	11,870.0		

Equity accounted Australian shopping centres (refer Note 17 (c))	Ownership interest %	Equity accounted interest %	**Carrying value 31 Dec 05 $million**	Carrying value 31 Dec 04 $million	Latest independent valuation Date	Valuer
Karrinyup	25.0	25.0	**99.2**	89.3	12-05	CB Richard Ellis Pty Limited
Macquarie	5.0	5.0	**32.5**	30.5	12-05	CB Richard Ellis Pty Limited
Mt Druitt	50.0	50.0	**179.5**	126.0	12-05	Jones Lang La Salle
Pacific Fair	4.0	4.0	**37.2**	34.4	12-05	CB Richard Ellis Pty Limited
Southland	50.0	50.0	**414.1**	394.9	12-05	Jones Lang La Salle
Tea Tree Plaza	50.0	50.0	**234.0**	217.9	12-05	Colliers International C&V Pty Limited
Total equity accounted centres			**996.5**	893.0		
Total Australian portfolio			**15,421.2**	12,763.0		

[1] Properties currently under redevelopment.

[2] Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade.

NOTE 16 (b) DETAILS OF SHOPPING CENTRE INVESTMENTS – NEW ZEALAND

Consolidated New Zealand shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 05 NZ$million	Carrying value 31 Dec 04 NZ$million	Latest independent valuation Date	Valuer
Chartwell[1]	100.0	100.0	**64.3**	63.9	12-04	Collier Jardine New Zealand Limited
Downtown	100.0	100.0	**59.9**	51.9	12-05	Collier International New Zealand Limited
Glenfield	100.0	100.0	**152.2**	148.3	12-05	CB Richard Ellis Limited
Manukau	100.0	100.0	**210.7**	204.6	12-05	CB Richard Ellis Limited
Newmarket[1]	100.0	100.0	**159.6**	152.7	12-05	CB Richard Ellis Limited
Pakuranga	100.0	100.0	**106.7**	78.4	12-05	CB Richard Ellis Limited
Queensgate	100.0	100.0	**301.1**	115.3	12-05	CB Richard Ellis Limited
Riccarton	100.0	100.0	**299.9**	289.7	12-05	Collier International New Zealand Limited
Shore City	100.0	100.0	**116.7**	109.4	12-05	CB Richard Ellis Limited
St Lukes	100.0	100.0	**384.8**	356.2	12-05	Collier International New Zealand Limited
WestCity	100.0	100.0	**178.8**	175.4	12-05	Collier International New Zealand Limited
Total New Zealand portfolio			**2,034.7**	1,745.8		
Exchange rate			**1.0712**	1.0832		
Total New Zealand portfolio in A$			**1,899.5**	1,611.7		

[1] Properties currently under redevelopment.

NOTE 16 (c) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED KINGDOM

Consolidated United Kingdom shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 05 £million	Carrying value 31 Dec 04 £million	Latest independent valuation Date	Valuer
Merry Hill[2]	100.0	100.0	**920.0**	n/a	12-05	Atisreal Limited
Sprucefield[2]	100.0	100.0	**75.0**	n/a	06-05	Knight Frank LLP
Total consolidated centres			**995.0**	-		
Exchange rate			**0.4245**	0.4038		
Total consolidated centres in A$			**2,343.9**	-		

Equity accounted United Kingdom shopping centres refer Note 17 (c)	Ownership interest %	Equity accounted interest %	Carrying value 31 Dec 05 £million	Carrying value 31 Dec 04 £million	Latest independent valuation Date	Valuer
Broadmarsh	75.0	75.0	**64.1**	62.4	12-05	CB Richard Ellis Limited
Brunel	-	-	**-**	62.7	12-04	Knight Frank LLP
CastleCourt	50.0	50.0	**140.0**	120.4	12-05	Knight Frank LLP
Eagle[1]	50.0	50.0	**79.1**	78.8	06-04	Knight Frank LLP
Friary	50.0	50.0	**68.2**	63.4	12-05	Knight Frank LLP
Millgate	-	-	**-**	59.1	12-04	Knight Frank LLP
Royal Victoria Place	50.0	50.0	**72.3**	68.8	12-05	Knight Frank LLP
Merry Hill[2]	100.0	100.0	**n/a**	875.0	Refer above	
Sprucefield[2]	100.0	100.0	**n/a**	75.0	Refer above	
Total equity accounted centres			**423.7**	1,465.6		
Exchange rate			**0.4245**	0.4038		
Total equity accounted centres in A$			**998.1**	3,629.5		
Total United Kingdom centres			**1,418.7**	1,465.6		
Exchange rate			**0.4245**	0.4038		
Total United Kingdom centres in A$			**3,342.0**	3,629.5		

[1] Properties currently under redevelopment.
[2] Refer note 17(a)(ii).

Notes to the Financial Statements Continued

FOR THE YEAR ENDED 31 DECEMBER 2005

NOTE 16 (d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES

Consolidated United States shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 05 US$million	Carrying value 31 Dec 04 US$million	Latest independent valuation Date	Valuer
Annapolis	100.0	100.0	**442.0**	394.1	12-05	PricewaterhouseCoopers LLP
Belden Village	100.0	100.0	**159.8**	154.3	12-05	Weiser Realty Advisors, LLC
Brandon[1]	100.0	100.0	**217.5**	217.2	12-04	Weiser Realty Advisors, LLC
Capital[1]	100.0	100.0	**96.6**	74.4	06-04	American Appraisals, Inc.
Century City[1]	100.0	100.0	**442.1**	327.1	[2]	
Chesterfield[1]	100.0	100.0	**143.7**	129.6	03-02	Landauer Associates, Inc.
Chicago Ridge	100.0	100.0	**121.5**	-	12-05	Weiser Realty Advisors, LLC
Citrus Park	100.0	100.0	**216.0**	208.8	12-05	Weiser Realty Advisors, LLC
Connecticut Post[1]	100.0	100.0	**151.4**	140.2	04-02	Landauer Associates, Inc.
Countryside	100.0	100.0	**202.1**	190.8	12-05	Weiser Realty Advisors, LLC
Crestwood	100.0	100.0	**78.2**	132.2	12-05	PricewaterhouseCoopers LLP
Downtown Plaza	100.0	100.0	**190.6**	173.5	12-05	Cushman & Wakefield of California, Inc.
Eagle Rock	100.0	100.0	**51.2**	43.3	12-05	Cushman & Wakefield of California, Inc.
Eastland	100.0	100.0	**118.2**	108.6	12-05	PricewaterhouseCoopers LLP
Eastridge	100.0	100.0	**46.4**	40.8	12-05	Weiser Realty Advisors, LLC
Enfield	100.0	100.0	**87.9**	74.7	12-05	PricewaterhouseCoopers LLP
Fox Hills	100.0	100.0	**178.7**	156.6	12-05	Cushman & Wakefield of California, Inc.
Fox Valley	100.0	100.0	**245.8**	230.9	12-05	Weiser Realty Advisors, LLC
Franklin Park	100.0	100.0	**341.9**	168.6	12-05	Weiser Realty Advisors, LLC
Galleria at Roseville	100.0	100.0	**297.4**	283.6	12-05	Weiser Realty Advisors, LLC
Gateway	100.0	100.0	**141.8**	70.3	12-05	Weiser Realty Advisors, LLC
Great Northern	100.0	100.0	**161.4**	155.0	12-05	Weiser Realty Advisors, LLC
Hawthorn	100.0	100.0	**240.2**	231.4	12-05	Weiser Realty Advisors, LLC
Horton Plaza	100.0	100.0	**371.6**	342.9	12-05	PricewaterhouseCoopers LLP
Independence	100.0	100.0	**154.6**	140.1	12-05	PricewaterhouseCoopers LLP
Louis Joliet	100.0	100.0	**116.9**	108.6	12-05	PricewaterhouseCoopers LLP
Mainplace	100.0	100.0	**251.6**	241.3	12-05	Weiser Realty Advisors, LLC
Meriden	100.0	100.0	**171.5**	168.9	12-05	Weiser Realty Advisors, LLC
Mid Rivers	100.0	100.0	**182.9**	171.2	12-05	PricewaterhouseCoopers LLP
Midway	100.0	100.0	**89.3**	87.4	12-05	Weiser Realty Advisors, LLC
Mission Valley	100.0	100.0	**297.4**	264.6	12-05	Cushman & Wakefield of California, Inc.
North County	100.0	100.0	**222.5**	210.2	12-05	Weiser Realty Advisors, LLC
Northwest	100.0	100.0	**41.6**	80.9	12-05	PricewaterhouseCoopers LLP
Oakridge	100.0	100.0	**362.5**	332.9	12-05	PricewaterhouseCoopers LLP
Old Orchard	100.0	100.0	**415.8**	382.5	12-05	Weiser Realty Advisors, LLC
Palm Desert	100.0	100.0	**213.3**	167.6	12-05	Cushman & Wakefield of California, Inc.
Parkway	100.0	100.0	**322.2**	308.9	12-05	PricewaterhouseCoopers LLP
Plaza Bonita	100.0	100.0	**246.2**	197.6	12-05	PricewaterhouseCoopers LLP
Promenade	100.0	100.0	**85.7**	75.7	12-05	Cushman & Wakefield of California, Inc.
Richland	100.0	100.0	**52.9**	55.0	12-05	Weiser Realty Advisors, LLC
San Francisco Centre[1]	100.0	100.0	**252.7**	177.8	[2]	
Santa Anita	100.0	100.0	**375.3**	349.5	12-05	PricewaterhouseCoopers LLP
Sarasota[1]	100.0	100.0	**93.1**	92.9	12-04	Weiser Realty Advisors, LLC
Solano	100.0	100.0	**182.2**	165.4	12-04	Cushman & Wakefield of California, Inc.
Southcenter	100.0	100.0	**266.2**	245.7	12-05	Weiser Realty Advisors, LLC
South County	100.0	100.0	**193.6**	179.5	12-05	PricewaterhouseCoopers LLP
Southgate	100.0	100.0	**93.7**	88.3	12-05	Weiser Realty Advisors, LLC
Southlake[1]	100.0	100.0	**207.5**	207.2	12-04	Weiser Realty Advisors, LLC
Southpark[1]	100.0	100.0	**194.7**	189.0	12-04	Weiser Realty Advisors, LLC
South Shore	100.0	100.0	**255.7**	236.9	12-05	Weiser Realty Advisors, LLC
Sunrise	100.0	100.0	**157.0**	-	12-05	Weiser Realty Advisors, LLC
Topanga[1]	100.0	100.0	**228.2**	200.1	12-03	PricewaterhouseCoopers LLP
Trumbull	100.0	100.0	**271.9**	250.8	12-05	Weiser Realty Advisors, LLC
Vancouver	100.0	100.0	**145.4**	123.3	12-05	PricewaterhouseCoopers LLP
West County	100.0	100.0	**327.6**	308.1	12-05	Weiser Realty Advisors, LLC
West Covina	100.0	100.0	**276.0**	255.3	12-05	PricewaterhouseCoopers LLP
West Park	100.0	100.0	**63.6**	57.4	12-05	PricewaterhouseCoopers LLP
Westland	100.0	100.0	**28.3**	24.7	12-05	PricewaterhouseCoopers LLP
Wheaton	100.0	100.0	**331.0**	169.3	12-05	PricewaterhouseCoopers LLP
Department stores	100.0	100.0	**106.4**	90.6	12-05	Weiser Realty Advisors, LLC
Total consolidated centres			**12,021.0**	10,454.1		
Exchange Rate			**0.7327**	0.7787		
Total consolidated centres in A$			**16,406.4**	13,425.1		

NOTE 16 (d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES CONTINUED

Equity accounted United States Shopping centres refer Note 17 (c)	Ownership interest %	Equity accounted interest %	Carrying value 31 Dec 05 US$million	Carrying value 31 Dec 04 US$million	Latest independent valuation Date	Valuer
Fashion Square	50.0	50.0	**133.7**	100.8	12-05	Cushman & Wakefield of California, Inc.
Garden State Plaza	50.0	50.0	**538.9**	538.2	12-04	PricewaterhouseCoopers LLP
Montgomery	50.0	50.0	**235.7**	214.0	12-05	PricewaterhouseCoopers LLP
North Bridge	33.3	33.3	**126.6**	124.3	12-05	Weiser Realty Advisors, LLC
Plaza Camino Real	40.0	40.0	**84.9**	79.3	12-05	PricewaterhouseCoopers LLP
UTC	50.0	50.0	**174.6**	156.5	12-05	Cushman & Wakefield of California, Inc.
Valencia Town Center	50.0	50.0	**104.9**	–	12-05	Weiser Realty Advisors, LLC
Valley Fair	50.0	50.0	**463.4**	424.4	12-05	PricewaterhouseCoopers LLP
Total equity accounted centres			**1,862.7**	1,637.5		
Exchange Rate			**0.7327**	0.7787		
Total equity accounted centres in A$			**2,542.2**	2,102.9		
Total United States portfolio			**13,883.7**	12,091.6		
Exchange Rate			**0.7327**	0.7787		
Total United States portfolio in A$			**18,948.7**	15,527.9		

[1] Properties currently under redevelopment.

[2] Initial interest acquired in May 2002.

NOTE 17 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

	Type of equity	Balance Date	Economic Interest 31 Dec 05	Economic Interest 31 Dec 04	Consolidated carrying value 31 Dec 05 $million	Consolidated carrying value 31 Dec 04 $million
a) Equity accounted entities carrying value						
Australian investments [1]						
AMP Wholesale Shopping Centre Trust No. 2	Trust units	30 Jun	**10.0%**	10.0%	**54.7**	49.9
Karrinyup	Trust units	30 Jun	**25.0%**	25.0%	**99.4**	89.6
Mt Druitt	Trust units	30 Jun	**50.0%**	50.0%	**173.2**	121.4
SA Shopping Centre Trust	Trust units	31 Dec	**50.0%**	50.0%	**21.5**	21.0
Southland	Trust units	30 Jun	**50.0%**	50.0%	**407.0**	385.4
Tea Tree Plaza	Trust units	30 Jun	**50.0%**	50.0%	**212.7**	197.3
					968.5	864.6
United Kingdom investments [1]						
Broadmarsh [2]	Partnership units	31 Dec	**75.0%**	75.0%	**188.3**	163.9
CastleCourt	Partnership units	31 Dec	**50.0%**	50.0%	**183.1**	153.1
Eagle	Partnership units	31 Dec	**50.0%**	50.0%	**110.5**	116.6
Friary	Partnership units	31 Dec	**50.0%**	50.0%	**81.7**	71.6
Royal Victoria Place	Partnership units	31 Dec	**50.0%**	50.0%	**75.4**	67.4
Wimslow (No. 2) Limited Partnership	Partnership units	31 Dec	**50.0%**	50.0%	**4.2**	79.5
Wimslow (No. 5) Limited Partnership	Partnership units	31 Dec	**50.0%**	50.0%	**1.2**	71.3
Duelguide [3]	Shares	31 Dec	**50.0%**	50.0%	**26.6**	293.8
					671.0	1,017.2

NOTE 17 DETAILS OF EQUITY ACCOUNTED INVESTMENTS CONTINUED

	Type of equity	Balance Date	Economic interest 31 Dec 05	Economic interest 31 Dec 04	Consolidated carrying value 31 Dec 05 $million	Consolidated carrying value 31 Dec 04 $million
United States investments[1]						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**186.7**	131.4
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**404.6**	371.5
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**218.7**	170.4
North Bridge	Partnership units	31 Dec	**33.3%**	33.3%	**84.6**	76.2
Plaza Camino Real	Partnership units	31 Dec	**40.0%**	40.0%	**96.5**	81.9
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**153.8**	100.5
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**195.9**	155.6
Valencia Town Centre	Partnership units	31 Dec	**50.0%**	25.0%	**60.5**	-
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**403.6**	320.8
Other retail and property investments	Units/shares	31 Dec	**46.0%**	43.3%	**23.3**	41.4
					1,828.2	1,449.7
Total equity accounted investments					**3,467.7**	3,331.5

[1] All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

[2] The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control. Accordingly, Broadmarsh has been accounted for in accordance with AASB 131: Interest in Joint Ventures.

[3] On 24 November 2004 DGL Acquisitions Limited ("DGL") acquired a 100% interest in Duelguide Plc ("Duelguide"), the company which owns the former London listed Chelsfield Plc ("Chelsfield"), for cash consideration totalling £585 million.

DGL is 50% owned by Westfield Group entities and 50% owned by R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs David and Simon Reuben.

In an agreement dated 17 October 2004, the shareholders of DGL agreed to allocate the direct ownership of the assets and liabilities of Duelguide to the Westfield Group and R&M.

On 18 May 2005 the Westfield Group agreed to purchase an additional 25% interest in Duelguide's White City development for £65 million from R&M, increasing its ownership of the White City development to 50%. Concurrently, the Westfield Group also agreed to acquire Chelsfield's £150 million White City land sale receivable and £70 million development funding deposit.

The assets allocated to the Westfield Group were subject to the usual cross guarantees associated with Duelguide's borrowings, including borrowings allocated to R&M. These encumbrances were removed following the refinancing of the Duelguide borrowings by the Westfield Group and R&M during early August 2005. For the period prior to the release of these encumbrances, the Westfield Group's interest in its underlying DGL assets has been accounted for under the equity method.

For the period subsequent to the release of these encumbrances, the Westfield Group's interest in its underlying DGL assets has been accounted for as follows:

			to August 2005 Equity accounted	to August 2005 Consolidated	from August 2005 Equity accounted	from August 2005 Consolidated
Merry Hill	100%	direct interest	✓	✗	✗	✓
Sprucefield	100%	direct interest	✓	✗	✗	✓
Bradford	100%	direct interest	✓	✗	✗	✓
White City	50%	direct interest	✓	✗	✗	✓
Other retail and property investments	33 – 50%	indirect interest	✓	✗	✓	✗

	Australia 31 Dec 05 $million	Australia 31 Dec 04 $million	United Kingdom 31 Dec 05 $million	United Kingdom 31 Dec 04 $million	United States 31 Dec 05 $million	United States 31 Dec 04 $million	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million
b) Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Property revenue	**88.9**	43.7	**179.6**	66.8	**207.1**	102.1	**475.6**	212.6
Property revaluation	**69.0**	65.4	**50.9**	45.1	**232.6**	351.7	**352.5**	462.2
Profit on disposal of assets (refer note 7)	**-**	-	**23.4**	-	**-**	-	**23.4**	-
Interest income	**-**	-	**4.1**	0.5	**-**	-	**4.1**	0.5
Total revenue	**157.9**	109.1	**258.0**	112.4	**439.7**	453.8	**855.6**	675.3
Property outgoings	**(21.7)**	(12.4)	**(49.5)**	(21.8)	**(52.1)**	(24.7)	**(123.3)**	(58.9)
Borrowing costs	**(1.3)**	(0.6)	**(99.7)**	(26.5)	**(45.4)**	(23.1)	**(146.4)**	(50.2)
Net profit from equity accounted entities before tax expense	**134.9**	96.1	**108.8**	64.1	**342.2**	406.0	**585.9**	566.2
Income tax expense	**-**	-	**(6.0)**	-	**-**	-	**(6.0)**	-
Share of net profits of equity accounted entities	**134.9**	96.1	**102.8**	64.1	**342.2**	406.0	**579.9**	566.2

NOTE 17 DETAILS OF EQUITY ACCOUNTED INVESTMENTS CONTINUED

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
c) Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	**5.2**	2.6	**32.0**	32.7	**28.7**	21.8	**65.9**	57.1
Receivables	**2.3**	2.9	**29.8**	9.4	**12.1**	6.8	**44.2**	19.1
Shopping centre investments (refer note 16)	**996.5**	893.0	**998.1**	3,629.5	**2,542.2**	2,102.9	**4,536.8**	6,603.7
Construction and development projects	**2.0**	5.4	**181.7**	453.4	**233.2**	108.6	**416.9**	589.1
Other investments	**–**	–	**–**	–	**23.3**	41.4	**23.3**	41.4
Other assets	**0.2**	–	**11.5**	8.0	**28.4**	6.8	**40.1**	14.8
Total assets	**1,006.2**	903.9	**1,253.1**	4,133.0	**2,867.9**	2,288.3	**5,127.2**	7,325.2
Payables	**(23.8)**	(24.6)	**(67.5)**	(80.9)	**(32.1)**	(15.7)	**(123.4)**	(121.2)
Deferred tax	**–**	–	**(10.1)**	(458.1)	**–**	–	**(10.1)**	(458.1)
Interest bearing liabilities	**(13.9)**	(14.7)	**(504.5)**	(2,576.8)	**(1,007.6)**	(822.9)	**(1,526.0)**	(3,414.4)
Total liabilities	**(37.7)**	(39.3)	**(582.1)**	(3,115.8)	**(1,039.7)**	(838.6)	**(1,659.5)**	(3,993.7)
Net assets	**968.5**	864.6	**671.0**	1,017.2	**1,828.2**	1,449.7	**3,467.7**	3,331.5
d) Details of the Westfield Group's aggregate share of equity accounted entities lease commitments								
Operating lease receivables								
Future minimum rental revenues under non-cancellable operating retail property leases								
Due within one year	**60.1**	58.0	**81.5**	244.6	**135.8**	112.7	**277.4**	415.3
Due between one and five years	**157.4**	145.8	**251.2**	854.8	**448.1**	375.0	**856.7**	1,375.6
Due after five years	**117.9**	101.7	**440.6**	189.9	**333.1**	286.0	**891.6**	577.6
	335.4	305.5	**773.3**	1,289.3	**917.0**	773.7	**2,025.7**	2,368.5
e) Details of the Westfield Group's aggregate share of equity accounted entities capital expenditure commitments								
Estimated capital expenditure commitments								
Due within one year	**0.3**	25.4	**114.0**	14.5	**218.4**	78.7	**332.7**	118.6
Due between one and five years	**–**	–	**114.0**	0.7	**15.9**	78.7	**129.9**	79.4
	0.3	25.4	**228.0**	15.2	**234.3**	157.4	**462.6**	198.0
f) Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities								
Performance guarantees	**–**	–	**14.1**	–	**2.5**	1.6	**16.6**	1.6
	–	–	**14.1**	–	**2.5**	1.6	**16.6**	1.6

NOTE 18 OTHER INVESTMENTS

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
Listed investments		**5.4**	487.1	**–**	–
Unlisted investments		**116.1**	105.6	**–**	–
Investments in subsidiaries		**–**	–	**2,371.6**	1,289.2
		121.5	592.7	**2,371.6**	1,289.2
Movement in other investments					
Balance at the beginning of the year		**592.7**	4.4	**1,289.2**	1,196.8
Initial other investments contributed by WT and WAT pursuant to the Merger		**–**	117.5	**–**	–
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**–**	–	**678.2**	–
Additions		**11.8**	481.3	**47.2**	0.5
Disposals		**(510.9)**	–	**–**	–
Net revaluation increment		**21.2**	1.4	**357.0**	–
Write back of previously written down subsidiaries		**–**	–	**–**	91.9
Retranslation of foreign operations		**6.7**	(11.9)	**–**	–
Balance at the end of the year		**121.5**	592.7	**2,371.6**	1,289.2

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
NOTE 19 PROPERTY, PLANT AND EQUIPMENT					
At cost		**322.3**	269.5	**-**	-
Accumulated depreciation		**(140.3)**	(121.6)	**-**	-
Total property, plant and equipment		**182.0**	147.9	**-**	-
Movement in property, plant and equipment					
Balance at the beginning of the year		**147.9**	150.2	**-**	-
Additions		**83.2**	71.1	**-**	-
Disposals		**(28.5)**	(53.5)	**-**	-
Depreciation expense		**(22.0)**	(10.0)	**-**	-
Write down due to exchange rate movement		**-**	(1.8)	**-**	-
Retranslation of foreign operations and other differences		**1.4**	(8.1)	**-**	-
Balance at the end of the year		**182.0**	147.9	**-**	-

Property, plant and equipment of $182.0 million (31 December 2004: $147.9 million) comprises the following: aircraft $100.4 million (31 December 2004: $84.0 million); and other property, plant and equipment $81.6 million (31 December 2004: $63.9 million).

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million
NOTE 20 PAYABLES					
Current					
Trade, sundry creditors and accruals		**1,125.6**	782.6	**0.2**	0.2
Employee benefits		**43.5**	15.8	**-**	-
Loans from controlled entities		**-**	-	**1,180.6**	556.7
		1,169.1	798.4	**1,180.8**	556.9
Non Current					
Sundry creditors and accruals		**33.8**	48.5	**-**	-
Employee benefits		**14.2**	13.0	**-**	-
		48.0	61.5	**-**	-
NOTE 21 INTEREST BEARING LIABILITIES					
Current					
Unsecured					
Bank overdraft[1]	28(a)	**28.2**	16.1	**0.1**	-
Bank loans[1]		**857.6**	744.4	**-**	-
Notes payable – A$[5]		**446.4**	226.2	**-**	-
Loans from controlled entities		**-**	-	**387.5**	908.7
Secured					
Bank loans[6]		**446.6**	212.2	**-**	-
		1,778.8	1,198.9	**387.6**	908.7
Non Current					
Unsecured					
Bank loans[1]		**3,747.9**	1,985.7	**-**	-
Commercial paper[1]		**240.0**	360.0	**-**	-
Notes payable					
— US$[2]		**3,548.6**	3,338.8	**-**	-
— £[3]		**1,413.4**	-	**-**	-
— €[4]		**971.1**	-	**-**	-
— A$[5]		**815.4**	1,288.1	**-**	-
Finance leases		**138.7**	134.1	**-**	-
Secured					
Bank loans[6]		**5,118.0**	4,729.1	**-**	-
Other		**33.0**	32.6	**-**	-
		16,026.1	11,868.4	**-**	-

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million

NOTE 21 INTEREST BEARING LIABILITIES CONTINUED

The maturity profile in respect of current and non current interest bearing liabilities is set out below:				
Due within one year	**1,778.8**	1,198.9	**387.6**	908.7
Due between one and five years	**9,114.7**	6,437.1	**-**	-
Due after five years	**6,911.4**	5,431.3	**-**	-
	17,804.9	13,067.3	**387.6**	908.7

The Westfield Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 35(a) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

[1] These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[2] **Notes payable – US$**
Guaranteed Senior Notes of US$2,600.0 million were issued in the US 144A bond market. The issue comprised US$1,400.0 million and US$700.0 million of fixed rate notes maturing 2014 and 2010 respectively and US$500.0 million of floating rate notes maturing 2007. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[3] **Notes payable – £**
Guaranteed Notes of £600.0 million were issued in the European bond market. The issue comprised £600.0 million of fixed rate notes maturing 2017. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[4] **Notes payable – €**
Guaranteed Notes of €600.0 million were issued in the European bond market. The issue comprised €600.0 million of fixed rate notes maturing 2012. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[5] **Notes payable – A$**
Medium term notes of A$1,275.0 million were issued in the Australian bond market. The issue comprised A$910.0 million of fixed rate notes maturing 2006 to 2010 and A$365.0 million of floating rate notes maturing 2006 to 2008. These notes are subject to negative pledge arrangements which require the Westfield Trust to comply with certain minimum financial requirements.

[6] **Secured liabilities**
Current and Non Current Secured liabilities is $5,564.6 million (31 December 2004: $4,941.3 million). Secured liabilities are borrowings secured by mortgages over properties or loans secured over development projects that have an aggregate value of $13.9 billion (31 December 2004: $11.3 billion). These properties and development projects are as follows: Annapolis, Belden Village, Carindale, Century City, Chatswood, Chesterfield, Citrus Park, Crestwood, Department Stores, Downtown Plaza, Eagle Rock, Eastland, Enfield, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Hawthorn, Horton Plaza, Independence, Louis Joliet, Main Place, Meriden, Mid Rivers, Mission Valley, Mission Valley West, Northwest, Old Orchard Centre, Parkway, Plaza Bonita, Richland, San Francisco Center, Santa Anita, Solano, South County, South Shore, Southcenter, Southlake, Southpark, Vancouver, West County, West Covina, West Park and White City.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**23,014.3**	20,086.1
Amounts utilised	**(17,849.3)**	(13,135.0)
Available financing facilities	**5,165.0**	6,951.1
Cash	**199.5**	237.0
Financing resources available at the end of the year	**5,364.5**	7,188.1
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**2,236.4**	2,061.6
Due between one year and five years	**13,866.5**	9,697.4
Due after five years	**6,911.4**	8,327.1
	23,014.3	20,086.1

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude convertible notes and redeemable preference shares set out in note 22. Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 22 OTHER FINANCIAL LIABILITIES				
Unsecured				
Convertible notes [1]	451.4	841.4	–	–
Redeemable Preference Shares				
Convertible redeemable preference shares [2]	269.5	99.0	–	–
Other redeemable preference shares/units [3]	1,031.9	184.9	–	–
	1,752.8	1,125.3	–	–

[1] **Convertible notes**

On 1 December 2003, Westfield Management Limited, as responsible entity of WT ("Responsible Entity"), issued 850,000 unsecured WT notes to Deutsche Bank AG Sydney Branch, with a settlement value of $839.1 million. The notes are for a five year term maturing on 5 January 2009 and have a face value of $1,000 per note. Interest on the notes is payable semi annually in arrears on 5 January and 5 July each year, commencing on 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10 per cent per annum. The terms of the notes allow for the redemption of the notes in certain circumstances including a change in applicable tax laws and a change in control of the Responsible Entity. In conjunction with the issue of the notes, the Responsible Entity issued to Deutsche Bank AG 850,000 call options over units in WT ("WT 2009 Options"). The terms of these options were subsequently amended to permit the delivery of stapled securities in the Westfield Group on exercise of an option (refer note 25(a)(iii)).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year 509,100 (31 December 2004: nil) options were exercised. As a consequence the face value of the WT Notes were repaid and securities were issued in accordance with the terms of the WT 2009 Options. As at 31 December 2005, there are 340,900 (31 December 2004: 850,000) options outstanding (refer note 25(a)).

[2] **Convertible redeemable preference shares ("CPS")**

The CPS that were issued by Westfield America, Inc ("WEA") in August and December 1998 were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business day of May 2005 and each year thereafter in an amount up to US$25 million at any one time. During the period no Series G CPS were redeemed by WEA pursuant to the arrangement. The maximum aggregate amount which may be redeemed pursuant to the exercise of these rights is US$77,096,703.

Security Capital Preferred Growth Incorporated ("SCPG") held 428,315 (31 December 2004: 428,315) shares of Series G CPS and 428,315 (31 December 2004: 428,315) Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities.

The Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00.

[3] **Other Redeemable Preference Shares/Units**

The other redeemable preference shares/units comprise: (i) Partnership interest in the Urban Shopping Centres, L.P. ("the Urban OP"); (ii) Series G Partnership Preferred Units ("Series G units") issued to the Jacobs Group; (iii) Series H Partnership Preferred Units ("Series H units"); (iv) a Preferred Partnership interests in Head Acquisition L.P. ("Head LP"); (v) Series I Partnership Preferred Units ("Series I units"); and (vi) financial instruments classified as debt under AIFRS.

In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of Urban Shopping Centres, L.P. (the "Urban OP"). WEA's share of the general partnership interest is 52.7%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

The Jacobs Group holds 13,391,343 Series G Units in the Operating Partnership. The holder has the right that requires WEA to purchase up to 10% of the units redeemed for cash.

The former partners in the San Francisco Centre hold 360,000 Series H Units in the Operating Partnership. The Series H Units are entitled to receive quarterly distributions equal to US$1.4944 per Series H Unit.

For each year beginning 2005, at any time after 15 February and prior to 15 May, the holders of the Series H Units may elect to have the Operating Partnership make a cash distribution on all Series H Units of US$73.1178 per Series H Unit on 30 June of such year. For each year beginning 2006, at any time after 15 May and prior to 15 August, the Partnership may elect to make a cash distribution on all Series H Units of US$75.361 per Series H Units on 30 September of such year. Each such distribution is a "Special Distribution". On the date the Special Distribution is due and payable, each Series H Unit automatically converts into one Series H-1 Partnership Preferred Unit (a "Series H-1 Unit").

Each Series H-1 Unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 Units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a Growth Factor. The Growth Factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

On 16 September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquiror has a preferred limited partner interest in Head LP and receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

On 21 July 2005, the Operating Partnership issued 1,401,426 Series I units in connection with the acquisition of the Sunrise Mall. At any time after the earlier of (i) 21 July 2005, (ii) dissolution of the Operating Partnership, and (iii) the death of the holder, such holder (or the Holder's Estate) has the right to require the Operating Partnership to redeem its Series I, at WAT's discretion, units either for cash or stapled securities or a combination of both.

Upon application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement", a number of financial instruments previously treated as equity are now classified as debt. These comprise: (a) certain partnership preferred units and investor unit rights in the Operating Partnership; and (b) limited partnership interests in certain properties.

The partnership preferred units and investor unit rights have a fixed life and are able to be redeemed in cash. The limited partnership interests have a fixed life.

	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
	Consolidated		Parent Company	
NOTE 23 DERIVATIVE LIABILITIES				
Current				
Payables under forward exchange contracts	10.6	17.7	-	-
Payables on interest rate hedges	7.2	-	-	-
Deferred gain on interest rate hedges	-	87.4	-	-
Deferred gain on forward exchange contracts	-	81.8	-	-
	17.8	186.9	-	-
Non Current				
Payables on interest rate hedges	341.1	-	-	-
Payables under forward exchange contracts	8.4	27.0	-	-
Deferred gain on forward exchange contracts	-	240.3	-	-
Deferred gain on interest rate hedges	-	168.3	-	-
	349.5	435.6	-	-

	Shares	Shares	Shares	Shares
NOTE 24 CONTRIBUTED EQUITY				
a) Number of securities on issue				
Balance at the beginning of the year	1,677,229,966	560,057,402	1,683,099,391	566,249,327
Dividend/distribution reinvestment plan	27,687,649	-	27,687,649	-
Securities issued on exercise of options	37,397,010	4,300,680	37,397,010	3,978,180
Securities issued to implement the Merger				
— Securities issued to Members of WT	-	629,615,967	-	629,615,967
— Securities issued to Members of WAT	-	483,255,917	-	483,255,917
Balance at the end of the year for the Parent Company and Westfield Group [1]	1,742,314,625	1,677,229,966	1,748,184,050	1,683,099,391

[1] The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2004: 5,869,425) securities in the Group, which have been consolidated and eliminated in accordance with the accounting standards.

Stapled securities have the right to receive dividends from the Parent Company, as declared, and distributions from WT and WAT and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe).

	Note	$million	$million	$million	$million
b) Amount of contributed equity					
of the Parent Company		857.6	669.3	919.3	730.6
of WT and WAT		11,661.8	10,682.7	-	-
of the Westfield Group		12,519.4	11,352.0	919.3	730.6
Movement in contributed equity attributable to Members of the Westfield Group					
Balance at the beginning of the year		11,352.0	634.9	730.6	699.3
Application of AASB 132 and 139 effective 1 January 2005	3(e)	74.0	-	-	-
Dividend/distribution reinvestment plan		466.2	-	38.6	-
Conversion of options		627.2	(50.7)	150.1	20.2
Initial equity contributed by WT and WAT pursuant to the Merger		-	10,766.7	-	-
Stapling distributions – return of capital		-	(1,124.0)	-	-
Securities issued to implement the Merger		-	1,125.1	-	11.1
Balance at the end of the year		12,519.4	11,352.0	919.3	730.6

Since the end of the year:

— 1,435,537 (31 December 2004: 10,267,941) stapled securities have been issued for a cash consideration of $19.4 million (31 December 2004:$137.1 million) as a consequence of the exercise of options; and

— 9,516,698 (31 December 2004: 15,544,151) stapled securities have been issued for a cash consideration of $162.3 million (31 December 2004: $258.7 million) pursuant to the Westfield Group Distribution Reinvestment Plan.

NOTE 25 SHARE BASED PAYMENTS

	Note	31 Dec 05 Number of options	31 Dec 05 Weighted average exercise price $	31 Dec 04 Number of options	31 Dec 04 Weighted average exercise price $
a) Options on issue					
— Executive options	25(a)(i)	**952,700**	**15.26**	1,233,600	14.71
— Possfund options	25(a)(ii)	-	-	5,300,000	12.84
— WT 2009 options	25(a)(iii)	**340,900**	**13.39**	850,000	13.39
— Series G Special options	25(a)(iv)	**428,315**	**13.24**	428,315	9.11
	25(a)(v)	**1,721,915**	**14.39**	7,811,915	12.99
Movement in options on issue					
Balance at the beginning of the year		**7,811,915**	**12.99**	16,020,990	11.84
Movement in Executive options					
Options exercised during the year					
— extinguished by issuance of new shares		**(25,000)**	**15.05**	(3,096,090)	8.66
— extinguished by transfer of existing shares		-	-	(322,500)	10.57
— extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price		**(255,000)**	**14.37**	(3,275,000)	11.31
Options lapsed during the year		**(900)**	-	(143,800)	15.69
Movement in Possfund options					
Options exercised during the year					
— extinguished by payment of cash equal to the difference between market value and the exercise price		**(5,300,000)**	**12.84**	(2,650,000)	12.84
Movement in WT 2009 options					
Options exercised during the year					
— extinguished by issuance of new shares		**(509,100)**	**13.39**	-	-
Options contributed by WT and WAT pursuant to the Merger					
WT 2009 Options		-	-	850,000	13.39
Series G Special Options		-	-	694,445	9.65
Movement in Series G Special Options					
Options exercised during the year					
— cancelled for $nil consideration		-	-	(266,130)	9.65
Balance at the end of the year[1]		**1,721,915**	**14.39**	7,811,915	12.99

[1] At 31 December 2005, the 1,721,915 (31 December 2004: 7,811,915) options on issue were convertible to 41,254,363 (31 December 2004: 84,847,306) Westfield Group securities.

a) (i) Executive Option Plans

Issue date	Expiry date	Exercise price	Note	Number exercisable at 31 Dec 05	Number on issue at 31 Dec 05	Number exercisable at 31 Dec 04	Number on issue at 31 Dec 04
10 Apr 2000	10 Apr 2005	$9.320	(a)	-	-	25,000	50,000
22 Sep 2000	22 Sep 2005	$12.550	(a)	-	-	55,000	110,000
22 Dec 2000	22 Dec 2005	$14.210	(a)	-	-	10,000	20,000
30 Apr 2001	30 Apr 2006	$13.030	(a)	**25,000**	**50,000**	12,500	50,000
6 Aug 2001	6 Aug 2006	$15.050	(a)	**115,000**	**317,500**	101,250	405,000
12 Nov 2001	12 Nov 2006	$17.360	(a)	**50,000**	**100,000**	25,000	100,000
20 Mar 2002	20 Mar 2007	$17.140	(a)	**18,750**	**75,000**	-	75,000
25 Oct 2002	25 Oct 2007	$12.910	(a)	**24,000**	**59,000**	-	71,500
20 Dec 2002	20 Dec 2007	$13.800	(a)	**8,750**	**35,000**	-	35,000
19 Aug 2003	19 Aug 2008	$15.600	(a)	-	**30,000**	-	30,000
1 Sep 2003	1 Sep 2008	$15.560	(a)	-	**233,800**	-	233,800
1 Sep 2003	1 Sep 2008	$0.000	(b)	-	**2,400**	-	3,300
13 Nov 2003	13 Nov 2008	$14.810	(a)	-	**50,000**	-	50,000
				241,500	**952,700**	228,750	1,233,600

[a] Under the terms of the Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

[b] Under the terms of the Executive Performance Share Plan under which these awards were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

The rules of the Executive Option Plan and the Executive Performance Share Plan permit the Parent Company to satisfy the exercise of an option or award in one of the following ways:

[1] issuing or transferring a Westfield Group stapled security to the executive option or award holder;

[2] paying the executive option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the executive option ("Profit Element"); or

[3] issuing or transferring Westfield Group stapled securities to the executive option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group.

NOTE 25 SHARE BASED PAYMENTS CONTINUED

a) (ii) Possfund options

On 10 February 2005 Possfund Custodian Trustee Limited ("Possfund") exercised 5,300,000 options at an exercise price of $12.84. Under the terms of the Possfund option agreement, the exercise of the options was extinguished by the payment of $22,434,370 to Possfund, being the difference between the volume weighted average trading price for the 20 business days preceding 10 February 2005 and the exercise price of the options.

a) (iii) WT 2009 Options

On 1 December 2003 the Responsible Entity of WT issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch (WT 2009 Options). The options are exercisable at any time between 1 January 2004 and 5 January 2009.

The strike price of a WT 2009 Option is $13.3928 and the exercise property is Westfield Group stapled securities. The number of Westfield Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time). "

The Responsible Entity may elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 509,100 WT 2009 Options. The options were extinguished by the issuance of 37,304,860 stapled securities at a weighted average issued price of $17.02.

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

a) (iv) Series G Special Options

Each Series G Special Option ("Series G Option") entitles the holder to deliver a Series G CPS in WEA (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder will receive 34.663 Westfield Group stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G Preferred Share have been converted. The Series G Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT.

As the Series G Special Options are A$ options and are associated with foreign currency debt, they have been classified as derivative financial liability and have been fair valued through the income statement.

(a) (v) Details of movements in options since 31 December 2005 and the date of this report

	Number of Options
Options on issue at 31 December 2005	1,721,915
Executive options	
— extinguished by the issuance of new shares for $nil consideration equal to the difference between market value and the exercise price	10,000
— lapsed since the end of the year	10,000
WT 2009 Options	
— extinguished by issuance of new securities	19,400
Balance of options on issue at the date of this report	1,682,515

b) Executive Deferred Award and Partnership Incentive Plans

b) (i) The Executive Deferred Award Plan

Participation date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	Awards granted ($) 31 Dec 05	Number of award securities 31 Dec 05	Awards granted ($) 31 Dec 04	Number of award securities 31 Dec 04
1 Sep 2004	1 Sep 2007	$15.18		4,799,474	316,335	4,974,774	327,890
1 Jan 2005	1 Jan 2008	$15.70		4,872,499	310,560	-	-
1 Jan 2005	1 Jan 2008	$15.18		65,000	4,285	-	-
28 Feb 2005	1 Sep 2007		$16.83	165,372	9,826	-	-
28 Feb 2005	1 Jan 2008		$16.83	164,665	9,784	-	-
1 May 2005	1 May 2008	$16.55		113,120	6,840	-	-
1 Jul 2005	1 Jul 2007	$17.63		2,297,140	130,345	-	-
1 Jul 2005	1 Jul 2008	$17.63		129,416	7,345	-	-
31 Aug 2005	1 Sep 2007		$17.10	167,238	9,780	-	-
31 Aug 2005	1 Jan 2008		$17.10	166,691	9,748	-	-
31 Aug 2005	1 May 2008		$17.10	3,506	205	-	-
31 Aug 2005	1 Jul 2007		$17.10	66,656	3,898	-	-
31 Aug 2005	1 Jul 2008		$17.10	3,762	220	-	-
31 Oct 2005	31 Oct 2008	$16.24		397,931	24,505	-	-
				13,412,470	843,676	4,974,774	327,890

NOTE 25 SHARE BASED PAYMENTS CONTINUED

b) Executive Deferred Award and Partnership Incentive Plans Continued

b) (i) The Executive Deferred Award Plan Continued

	Number of award securities 31 Dec 05	**Weighted average conversion price ($) 31 Dec 05**	Number of award securities 31 Dec 04	Weighted average conversion price ($) 31 Dec 04
Movement in Executive Deferred awards				
Balance at the beginning of the year	**327,890**	**15.18**	-	-
Awards issued during the year	**496,690**	**16.26**	327,890	15.18
Distribution reinvested as awards during the year	**43,461**	**16.98**	-	-
Awards lapsed during the year	**(24,365)**	**15.45**	-	-
Balance at the end of the year	**843,676**	**15.90**	327,890	15.18

The Executive Deferred Awards ("EDA") Plan is a plan in which senior and high performing executives participate. The Group has applied CO 06/50 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

b) (ii) The Partnership Incentive Plan

Participation date	Vesting date	Conversion price at grant date	**Awards granted ($) 31 Dec 05**	**Number of award securities 31 Dec 05**	Awards granted ($) 31 Dec 04	Number of award securities 31 Dec 04
1 Jan 2005	1 Jan 2010	$15.70	**9,663,740**	**615,555**	-	-
			9,663,740	**615,555**	-	-

	Number of award securities 31 Dec 05	**Weighted average conversion price ($) 31 Dec 05**	Number of award securities 31 Dec 04	Weighted average conversion price ($) 31 Dec 04
Movement in Partnership Incentives				
Incentives issued during the year	**615,555**	**15.70**	-	-
Balance at the end of the year	**615,555**	**15.70**	-	-

The senior leadership team of the Westfield Group will participate in the Partnership Incentive Plan ("PIP") Plan. There are 13 participants world wide, including the Group Managing Directors. The Executive Chairman does not participate in the PIP Plan. The Group has applied CO 06/50 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

NOTE 26 RESERVES

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	**Parent Company 31 Dec 05 $million**	Parent Company 31 Dec 04 $million
of the Parent Company	**(3.1)**	(50.1)	-	28.1
of WT and WAT	**561.4**	599.7	-	-
of the Westfield Group	**558.3**	549.6	-	28.1
Total reserves of the Westfield Group				
Foreign currency translation reserve	**558.3**	549.6	-	-
Asset revaluation reserve	-	-	-	28.1
Balance at the end of the year	**558.3**	549.6	-	28.1
Movement in foreign currency translation reserve				
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.				
Balance at the beginning of the year	**549.6**	-	-	-
Application of AASB 132 and 139 effective 1 January 2005	**11.8**	-	-	-
Initial foreign currency translation reserves contributed by WT and WAT pursuant to the Merger	-	562.7	-	-
Foreign exchange movement				
— foreign entities	**325.8**	(639.6)	-	-
— foreign currency loans and derivatives	**(342.1)**	652.1	-	-
— deferred tax effect	**13.2**	(25.6)	-	-
Balance at the end of the year	**558.3**	549.6	-	-

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Company 31 Dec 05 $million	Parent Company 31 Dec 04 $million

NOTE 26 RESERVES CONTINUED

Movement in asset revaluation reserve

The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.

	Note	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Balance at the beginning of the year		-	-	**28.1**	28.1
Application of AASB 132 and 139 effective 1 January 2005		-	-	**(28.1)**	-
Revaluation increment		**21.6**	-	-	-
Transferred to profit for the period upon sale of the asset		**(21.6)**	-	-	-
Balance at the end of the year		-	-	-	28.1

NOTE 27 RETAINED PROFITS

	Note	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
of the Parent Company		**715.0**	452.4	**1,019.0**	399.9
of WT and WAT		**5,673.7**	3,887.0	-	-
of the Westfield Group		**6,388.7**	4,339.4	**1,019.0**	399.9
Movement in retained profits					
Balance at the beginning of the year		**4,339.4**	463.0	**399.9**	82.5
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(451.8)**	-	**514.7**	-
Profit after tax expense and external Minority Interests		**4,247.2**	2,630.4	**289.6**	318.5
Initial retained profits contributed by WT and WAT pursuant to the Merger		-	1,247.1	-	-
Stapling dividend paid pursuant to the Merger		-	(1.1)	-	(1.1)
Dividends paid		**(1,746.1)**	-	**(185.2)**	-
Balance at the end of the year		**6,388.7**	4,339.4	**1,019.0**	399.9

NOTE 28 CASH AND CASH EQUIVALENTS

a) Components of cash and cash equivalents

	Note	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Cash		**199.5**	237.0	-	0.1
Overdrafts and short term loans	21	**(28.2)**	(16.1)	**(0.1)**	-
Total cash and cash equivalents		**171.3**	220.9	**(0.1)**	0.1

b) Reconciliation of profit after tax expense to net cash flows from operating activities

	Note	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Profit after tax expense		**4,268.7**	2,808.1	**289.6**	318.5
Property revaluation		**(2,839.9)**	(2,298.1)	**(2.0)**	-
Fair value adjustment of investment in subsidiaries		-	-	**(357.0)**	-
Share of associates profit in excess of dividend/distribution		**(371.2)**	(481.7)	-	-
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		**56.8**	460.0	-	-
Deferred tax expense		**395.0**	358.4	**105.2**	29.1
Borrowing costs		**858.9**	267.3	**39.6**	5.6
Interest income		**(17.0)**	(6.7)	**(37.0)**	(5.6)
Profit on disposal of non current assets		**(58.4)**	(31.5)	-	-
Write back of previously written down subsidiaries		-	-	-	(91.9)
Increase in other assets attributable to operating activities		**(32.3)**	(2.5)	**(63.3)**	(32.4)
Net cash flows from/(used in) operating activities		**2,260.6**	1,073.3	**(24.9)**	223.3

c) Non cash acquisitions

The Westfield Group was established in July 2004 by stapling of securities of each of the Parent Company, WT and WAT. The stapling transaction is referred to as the "Merger".

As a result of the Merger the Parent Company acquired, for accounting purposes, WT for $7,854.7 million and WAT for $7,124.7 million. The purchase consideration discharged in cash for both entities was $nil. At acquisition date the amount of cash held by the acquired entities was $41.4 million for WT and $215.6 million for WAT. At acquisition date the other assets and liabilities of WT were property investments $12,189.8 million, equity accounted investments $799.2 million, other assets $167.5 million, borrowings $4,611.4 million, other liabilities $731.8 million and of WAT were property investments $13,233.5 million, equity accounted investments $1,133.3 million, other assets $553.9 million, borrowings $7,021.3 million, other liabilities $990.3 million.

d) Duelguide consolidation

In early August 2005 the Duelguide borrowings were refinanced and associated cross guarantees removed. As a consequence the Group's interest in its Duelguide assets and liabilities are consolidated. At consolidation date cash was $41.1 million, investment properties including construction and development projects was $3,384.0 million and borrowings and other liabilities was $2,489.7 million.

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
NOTE 29 DIVIDENDS/DISTRIBUTIONS				
a) Current year final dividend/distribution proposed				
Parent Company: 4.09 cents per share 100% franked (31 Dec 04: 4.47 cents per share 100% franked)	**71.1**	74.9	**71.3**	75.2
WT: 22.04 cents per unit, 21% estimated tax advantaged[1][2] (31 Dec 04: 20.74 cents per unit, 42.2% tax advantaged)	**383.1**	347.8	**–**	–
WAT: 29.37 cents per unit, 45% estimated tax advantaged[2] (31 Dec 04: 26.82 cents per unit, 43.1% tax advantaged)	**510.5**	449.9	**–**	–
Westfield Group 55.50 cents per stapled security (31 Dec 04: 52.03 cents)	**964.7**	872.6	**71.3**	75.2

Dividends/distributions were paid on 28 February 2006. Dividends paid by the Parent Company were franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 13 February 2006.

The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution payable on 28 February 2006. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

[1] For security holders that are individuals, the taxable component of the WT cash distribution is estimated to be 17.30 cents per unit (31 December 2004: 12.03 cents per unit). This taxable component includes capital gains (discounted by 50%) of 0.23 cents per unit (31 December 2004: 1.16 cents per unit) arising from property disposals during the period.

[2] The estimated tax advantaged component of the WT and WAT's distributions reduces the cost base of Members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

	Consolidated		Parent Company	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
b) Dividends/Distributions paid during the year				
Dividend/distribution in respect of the 6 months to 30 June 2005				
Parent Company 6.41 cents per share 100% franked	**109.7**	–	**110.0**	–
WT 19.50 cents per unit, 21.0% estimated tax advantaged	**333.6**	–	**–**	–
WAT 25.16 cents per unit, 45.0% estimated tax advantaged	**430.3**	–	**–**	–
Dividend/distribution in respect of the 6 months to 31 December 2004				
Parent Company 4.47 cents per share 100% franked	**74.8**	–	**75.2**	–
WT 20.74 cents per unit, 42.2% tax advantaged	**347.8**	–	**–**	–
WAT 26.82 cents per unit, 43.1% tax advantaged	**449.9**	–	**–**	–
Dividend/distribution in respect of the 6 months to 30 June 2004				
Parent Company 13.58 cents per share 50% franked	**–**	77.4	**–**	77.4
WT 12.71 cents per unit, 42.2% tax advantaged	**–**	283.7	**–**	–
WAT 7.80 cents per unit, 43.1% tax advantaged	**–**	243.6	**–**	–
Special capital distribution				
WAT 0.90 cents per unit	**–**	34.0	**–**	–
Stapling dividend paid 16 July 2004				
Parent Company 0.2 cents per share 100% franked	**–**	1.1	**–**	1.1
WT $1.01 per unit, 100% tax advantaged	**–**	635.9	**–**	–
WAT $1.01 per unit, 100% tax advantaged	**–**	488.1	**–**	–
	1,746.1	1,763.8	**185.2**	78.5

Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%.

c) Franking credit balance of the Parent Company

The amount of franking credits available on a tax paid basis for future distributions are:

	Consolidated 31 Dec 05	Consolidated 31 Dec 04	Parent Company 31 Dec 05	Parent Company 31 Dec 04
— franking credits balance as at the end of the year at the corporate tax rate of 30% (31 December 2004: 30%)	**3.0**	16.0	**3.0**	16.0
— franking credits arising from the payment of income tax provided in this financial report	**35.1**	41.5	**35.1**	41.5
Franking credits available for distribution	**38.1**	57.5	**38.1**	57.5
— franking debits that will arise from the payment of the final dividend on 28 February 2006	**(30.5)**	(32.2)	**(30.5)**	(32.2)
Franking credits available for future distributions	**7.6**	25.3	**7.6**	25.3

	Consolidated		Parent Company	
	31 Dec 05	31 Dec 04	**31 Dec 05**	31 Dec 04
	$	$	**$**	$
NOTE 30 NET TANGIBLE ASSET BACKING				
Net tangible asset backing per security	**11.17**	9.68	**1.11**	0.69

Net tangible asset backing per security is calculated by dividing Total Equity attributable to Members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing for consolidated is 1,742,314,625 (31 December 2004: 1,677,229,966) and for Parent Company is 1,748,184,050 (31 December 2004: 1,683,099,391).

	$million	$million	**$million**	$million
NOTE 31 LEASE COMMITMENTS				
Operating lease receivables				
Substantially all of the property owned and leased by the Westfield Group is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.				
Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**2,113.9**	1,740.9	**–**	–
Due between one and five years	**6,055.4**	4,730.9	**–**	–
Due after five years	**5,397.6**	3,708.4	**–**	–
	13,566.9	10,180.2	**–**	–

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

Operating lease payables				
Expenditure contracted but not provided for				
Due within one year	**50.9**	48.2	**–**	–
Due between one and five years	**83.0**	116.7	**–**	–
Due after five years	**17.2**	24.8	**–**	–
	151.1	189.7	**–**	–
Retail property leases	**66.8**	102.8	**–**	–
Offices and other operating leases	**84.3**	86.9	**–**	–
	151.1	189.7	**–**	–

In addition to the above minimum lease rental payments, the Group may be liable to a A$71 million lump sum lease rental payment in 2010. This amount is payable at the option of the headlessor to commute future contingent lease rental in respect of a 99 year headlease.

NOTE 32 CAPITAL EXPENDITURE COMMITMENTS				
Estimated capital expenditure commitments contracted at balance date but not provided for				
Due within one year	**1,497.4**	856.9	**–**	–
Due between one and five years	**815.0**	85.1	**–**	–
Due after five years	**–**	–	**–**	–
	2,312.4	942.0	**–**	–
NOTE 33 CONTINGENT LIABILITIES				
Performance guarantees	**111.8**	157.6	**–**	–
Special tax assessment municipal bonds	**69.9**	65.8	**–**	–
Borrowings of subsidiaries and controlled entities	**–**	–	**10,512.0**	5,573.6
	181.7	223.4	**10,512.0**	5,573.6

From time to time, in the normal course of business, the Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

NOTE 34 SEGMENT INFORMATION

Primary Segment – Business

31 December 2005	Operational[1] $million	Development and new business[2] $million	Corporate[3] $million	Consolidated $million
Revenue and other income				
Property revenue	3,062.0	27.0	–	3,089.0
Property revaluation	2,446.2	393.7	–	2,839.9
Property development and project management revenue	266.9	–	–	266.9
Property and funds management income	50.7	–	–	50.7
	5,825.8	**420.7**	–	**6,246.5**
Share of after tax profits of equity accounted entities				
Net operating income	352.3	–	–	352.3
Net interest expense	(120.9)	(18.8)	(2.6)	(142.3)
Tax expense	–	–	(6.0)	(6.0)
Profit of disposal of assets	–	–	23.4	23.4
Property revaluation	313.7	38.8	–	352.5
	545.1	**20.0**	**14.8**	**579.9**
Currency derivatives	–	–	44.8	44.8
Profit on disposal of assets	–	–	58.4	58.4
Total segment revenue and other income	**6,370.9**	**440.7**	**118.0**	**6,929.6**
Expenses				
Property expenses and outgoings	(914.2)	(78.2)	–	(992.4)
Property development and project management costs	(248.7)	–	–	(248.7)
Property and funds management costs	(22.6)	–	–	(22.6)
Corporate overheads	–	–	(26.5)	(26.5)
	(1,185.5)	(78.2)	(26.5)	(1,290.2)
Goodwill written off on acquisition of assets	–	–	(56.8)	(56.8)
Total segment expenses	**(1,185.5)**	**(78.2)**	**(83.3)**	**(1,347.0)**
Segment result	**5,185.4**	**362.5**	**34.7**	**5,582.6**
Interest income				17.0
Financing costs				(858.9)
Tax expense				(472.0)
Consolidated profit after tax				**4,268.7**
Segment assets				
Segment assets	39,290.4	2,597.7	–	41,888.1
Group assets				1,162.7
Total segment assets	**39,290.4**	**2,597.7**	–	**43,050.8**
Segment liabilities				
Segment liabilities	822.4	368.9	–	1,191.3
Group liabilities				22,261.3
Total segment liabilities	**822.4**	**368.9**	–	**23,452.6**
Equity accounted associates included in segment assets				
Investment properties	4,481.5	472.2	–	4,953.7
Interest bearing liabilities	(1,053.8)	(472.2)	–	(1,526.0)
Working capital and deferred tax	40.0	–	–	40.0
Equity accounted associates included in segment assets	3,467.7	–	–	3,467.7
Additions to segment non current assets	3,867.3	1,669.6	–	5,536.9

[1] Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (eg. property management and development fees) and other operational expenses.

[2] Development & new business segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios & corporate acquisitions, income and expenses on properties held for future redevelopment and the expansion of business activities.

[3] Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

NOTE 34 SEGMENT INFORMATION CONTINUED

Primary Segment – Business Continued

31 December 2004	Operational $million	Development and new business $million	Corporate $million	Consolidated $million
Revenue and other income				
Property revenue	1,493.9	20.7	-	1,514.6
Property revaluation	1,870.7	427.4	-	2,298.1
Property development and project management revenue	72.9	-	-	72.9
Property and funds management income	22.8	-	-	22.8
	3,460.3	**448.1**	-	**3,908.4**
Share of after tax profits of equity accounted entities				
Net operating income	153.7	-	-	153.7
Net interest expense	(48.4)	(1.3)	-	(49.7)
Property revaluation	462.2	-	-	462.2
	567.5	**(1.3)**	-	**566.2**
Profit on disposal of assets	-	-	31.5	31.5
Total segment revenue and other income	**4,027.8**	**446.8**	**31.5**	**4,506.1**
Expenses				
Property expenses and outgoings	(450.8)	(37.1)	-	(487.9)
Property development and project management costs	(64.5)	-	-	(64.5)
Property and funds management costs	(9.6)	-	-	(9.6)
Corporate overheads	-	-	(12.2)	(12.2)
	(524.9)	**(37.1)**	**(12.2)**	**(574.2)**
Goodwill written off on acquisition of assets	-	-	(460.0)	(460.0)
Total segment expenses	**(524.9)**	**(37.1)**	**(472.2)**	**(1,034.2)**
Segment result	**3,502.9**	**409.7**	**(440.7)**	**3,471.9**
Interest income				6.7
Financing costs				(267.3)
Tax expense				(403.2)
Consolidated profit after tax				**2,808.1**
Segment assets				
Segment assets	31,292.3	872.0	-	32,164.3
Group assets				1,798.1
Total segment assets	**31,292.3**	**872.0**	-	**33,962.4**
Segment liabilities				
Segment liabilities	579.1	242.1	-	821.2
Group liabilities				16,248.2
Total segment liabilities	**579.1**	**242.1**	-	**17,069.4**
Equity accounted associates included in segment assets				
Investment properties	6,625.4	567.4	-	7,192.8
Interest bearing liabilities	(2,825.3)	(589.1)	-	(3,414.4)
Working capital and deferred tax	(446.9)	-	-	(446.9)
Equity accounted associates included in segment assets	3,353.2	(21.7)	-	3,331.5
Additions to segment non current assets	1,543.7	612.2	-	2,155.9

NOTE 34 SEGMENT INFORMATION CONTINUED

Secondary Segment – Geographic

31 December 2005	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income				
Property revenue	1,440.5	60.6	1,587.9	3,089.0
Property revaluation	1,438.3	108.3	1,293.3	2,839.9
Property development and project management revenue	138.9	59.4	68.6	266.9
Property and funds management income	16.2	5.3	29.2	50.7
	3,033.9	**233.6**	**2,979.0**	**6,246.5**
Share of after tax profits of equity accounted entities				
Net operating income	67.2	130.1	155.0	352.3
Net interest expense	(1.3)	(95.6)	(45.4)	(142.3)
Tax expense	–	(6.0)	–	(6.0)
Profit of disposal of assets	–	23.4	–	23.4
Property revaluation	69.0	50.9	232.6	352.5
	134.9	**102.8**	**342.2**	**579.9**
Currency derivatives	(7.9)	–	52.7	44.8
Profit on disposal of assets	52.8	–	5.6	58.4
Total segment revenue and other income	**3,213.7**	**336.4**	**3,379.5**	**6,929.6**
Expenses				
Property expenses and outgoings	(412.1)	(31.4)	(548.9)	(992.4)
Property development and project management costs	(128.8)	(52.5)	(67.4)	(248.7)
Property and funds management costs	(3.7)	(2.0)	(16.9)	(22.6)
Corporate overheads	(23.2)	–	(3.3)	(26.5)
	(567.8)	**(85.9)**	**(636.5)**	**(1,290.2)**
Goodwill written off on acquisition of assets	–	(46.5)	(10.3)	(56.8)
Total segment expenses	**(567.8)**	**(132.4)**	**(646.8)**	**(1,347.0)**
Segment result	**2,645.9**	**204.0**	**2,732.7**	**5,582.6**
Interest income				17.0
Financing costs				(858.9)
Tax expense				(472.0)
Consolidated profit after tax				**4,268.7**
Segment assets				
Segment assets	17,885.9	4,435.9	19,566.3	41,888.1
Group assets				1,162.7
Total segment assets	**17,885.9**	**4,435.9**	**19,566.3**	**43,050.8**
Segment liabilities				
Segment liabilities	507.5	178.3	505.5	1,191.3
Group liabilities				22,261.3
Total segment liabilities	**507.5**	**178.3**	**505.5**	**23,452.6**
Equity accounted associates included in segment assets				
Investment properties	998.5	1,179.8	2,775.4	4,953.7
Interest bearing liabilities	(13.9)	(504.5)	(1,007.6)	(1,526.0)
Working capital and deferred tax	(16.1)	(4.3)	60.4	40.0
Equity accounted associates included in segment assets	968.5	671.0	1,828.2	3,467.7
Additions to segment non current assets	1,463.4	2,701.6	1,371.9	5,536.9

NOTE 34 SEGMENT INFORMATION CONTINUED

Secondary Segment – Geographic Continued

31 December 2004	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income				
Property revenue	672.1	–	842.5	1,514.6
Property revaluation	822.4	–	1,475.7	2,298.1
Property development and project management revenue	45.0	1.5	26.4	72.9
Property and funds management income	7.5	2.7	12.6	22.8
	1,547.0	**4.2**	**2,357.2**	**3,908.4**
Share of after tax profits of equity accounted entities				
Net operating income	31.3	45.0	77.4	153.7
Net interest expense	(0.6)	(26.0)	(23.1)	(49.7)
Property revaluation	65.4	45.1	351.7	462.2
	96.1	**64.1**	**406.0**	**566.2**
Profit on disposal of assets	32.7	–	(1.2)	31.5
Total segment revenue and other income	**1,675.8**	**68.3**	**2,762.0**	**4,506.1**
Expenses				
Property expenses and outgoings	(214.2)	(7.5)	(266.2)	(487.9)
Property development and project management costs	(31.0)	(7.3)	(26.2)	(64.5)
Property and funds management costs	(2.4)	(1.1)	(6.1)	(9.6)
Corporate overheads	(10.6)	–	(1.6)	(12.2)
	(258.2)	**(15.9)**	**(300.1)**	**(574.2)**
Goodwill written off on acquisition of assets	–	(460.0)	–	(460.0)
Total segment expenses	**(258.2)**	**(475.9)**	**(300.1)**	**(1,034.2)**
Segment result	**1,417.6**	**(407.6)**	**2,461.9**	**3,471.9**
Interest income				6.7
Financing costs				(267.3)
Tax expense				(403.2)
Consolidated profit after tax				**2,808.1**
Segment assets				
Segment assets	15,416.4	1,050.4	15,697.5	32,164.3
Group assets				1,798.1
Total segment assets	**15,416.4**	**1,050.4**	**15,697.5**	**33,962.4**
Segment liabilities				
Segment liabilities	362.3	26.6	432.3	821.2
Group liabilities				16,248.2
Total segment liabilities	**362.3**	**26.6**	**432.3**	**17,069.4**
Equity accounted associates included in segment assets				
Investment properties	898.4	4,082.9	2,211.5	7,192.8
Interest bearing liabilities	(14.7)	(2,576.8)	(822.9)	(3,414.4)
Working capital and deferred tax	(19.1)	(488.9)	61.1	(446.9)
Equity accounted associates included in segment assets	864.6	1,017.2	1,449.7	3,331.5
Additions to segment non current assets	1,365.2	313.2	477.5	2,155.9

NOTE 35 DERIVATIVE FINANCIAL INSTRUMENTS

a) (i) Summary of interest rate hedges

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	21	**1,778.8**	1,198.9
Non current interest bearing liabilities	21	**16,026.1**	11,868.4
Unsecured convertible notes	22	**451.4**	841.4
Share of equity accounted entities interest bearing liabilities	17(c)	**1,526.0**	3,414.4
Cross currency swaps			
— A$	35(b)(i)	**94.5**	166.3
— £133.0 million (31 December 2004: £162.0 million)	35(b)(i)	**313.2**	401.2
— US$4,512.6 million (31 December 2004: US$4,367.5 million)	35(b)(i)	**6,158.8**	5,608.7
		26,348.8	23,499.3
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
— A$	35(a)(ii)	**896.7**	1,064.2
— €600.0 million (31 December 2004: €nil)	35(a)(ii)	**971.0**	-
— £764.0 million (31 December 2004: £231.1 million)	35(a)(ii)	**1,799.8**	572.3
— US$6,435.9 million (31 December 2004: US$6,345.3 million)	35(a)(ii)	**8,783.8**	8,148.6
Fixed rate derivatives			
— A$	35(a)(ii)	**2,011.0**	2,909.3
— £742.5 million (31 December 2004: £404.5 million)	35(a)(ii)	**1,749.0**	1,001.7
— US$4,405.6 million[1] (31 December 2004: US$4,097.6 million)	35(a)(ii)	**6,012.8**	5,262.1
		22,224.1	18,958.2

[1] US$ fixed rate derivatives comprised substantially of interest rate derivatives related to US$ cross currency swaps disclosed above.

In addition to the above fixed rate liabilities the Group also had floating rate liabilities of $4,124.7 million (31 December 2004: $4,541.1 million) outstanding at 31 December 2005 at an average interest rate, including margin of 5.2% (31 December 2004: 4.8%).

	Note	31 Dec 05 $million	31 Dec 04 $million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
— A$	35(b)(i)	**5,789.3**	6,716.4
— €600.0 million (31 December 2004: €nil)	35(b)(i)	**971.0**	-
— NZ$112.5 million (31 December 2004: NZ$208.5 million)	35(b)(i)	**105.0**	192.5
		6,865.3	6,908.9
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
— A$	35(a)(ii)	**5,197.5**	5,750.5
— €600.0 million (31 December 2004: €nil)	35(a)(ii)	**971.0**	-
		6,168.5	5,750.5

In addition to the above fixed rate assets the Group also had floating rate assets of $696.8 million (31 December 2004: $1,158.4 million) outstanding at 31 December 2005 at an average interest rate, including margin of 6.4% (31 December 2004: 6.0%).

a) (ii) Interest rates

Notional principal or contract amounts of the Westfield Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		Fixed rate borrowings		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 05 Principal amount million**	**31 Dec 05 Average rate including margin**	**31 Dec 05 Principal amount million**	**31 Dec 05 Average rate including margin**	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin
A$ receivable								
31 December 2004	-	-	-	-	A$5,750.5	6.27%	-	-
31 December 2005	**A$5,197.5**	**6.18%**	-	-	A$5,640.5	6.30%	-	-
31 December 2006	**A$4,249.0**	**6.60%**	-	-	A$4,049.0	6.74%	-	-
31 December 2007	**A$3,640.0**	**6.60%**	-	-	A$3,440.0	6.74%	-	-
31 December 2008	**A$3,500.0**	**6.61%**	-	-	A$3,300.0	6.76%	-	-
31 December 2009	**A$3,500.0**	**6.61%**	-	-	A$3,300.0	6.76%	-	-
31 December 2010	**A$3,000.0**	**6.61%**	-	-	A$2,800.0	6.76%	-	-
31 December 2011	**A$2,500.0**	**6.62%**	-	-	A$2,300.0	6.77%	-	-
31 December 2012	**A$1,750.0**	**6.62%**	-	-	A$1,550.0	6.79%	-	-
31 December 2013	**A$450.0**	**6.43%**	-	-	A$250.0	6.72%	-	-
31 December 2014	**A$200.0**	**6.23%**	-	-	-	-	-	-

NOTE 35 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

a) (ii) Interest rates Continued

	Interest rate derivatives		Fixed rate borrowings		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin
€ receivable								
31 December 2005	€600.0	3.58%	-	-	-	-	-	-
31 December 2006	€600.0	3.58%	-	-	-	-	-	-
31 December 2007	€600.0	3.58%	-	-	-	-	-	-
31 December 2008	€600.0	3.58%	-	-	-	-	-	-
31 December 2009	€600.0	3.58%	-	-	-	-	-	-
31 December 2010	€600.0	3.58%	-	-	-	-	-	-
31 December 2011	€600.0	3.58%	-	-	-	-	-	-
A$ payable								
31 December 2004	-	-	-	-	A$(2,909.3)	6.36%	A$(1,064.2)	5.68%
31 December 2005	A$(2,011.0)	6.82%	A$(896.7)	6.12%	A$(2,691.0)	6.68%	A$(896.7)	6.16%
31 December 2006	A$(2,789.1)	6.84%	A$(525.4)	6.41%	A$(3,055.1)	6.81%	A$(525.4)	6.45%
31 December 2007	A$(3,440.9)	6.62%	A$(353.7)	6.38%	A$(2,756.9)	6.69%	A$(353.7)	6.41%
31 December 2008	A$(3,760.7)	6.72%	A$(157.1)	6.45%	A$(2,931.7)	6.89%	A$(157.1)	6.41%
31 December 2009	A$(3,161.3)	6.80%	A$(158.5)	6.41%	A$(2,732.3)	6.92%	A$(158.5)	6.44%
31 December 2010	A$(2,942.7)	6.70%	-	-	A$(2,513.7)	6.78%	-	-
31 December 2011	A$(2,250.6)	6.69%	-	-	A$(1,841.6)	6.85%	-	-
31 December 2012	A$(1,831.1)	6.61%	-	-	A$(1,422.1)	6.77%	-	-
31 December 2013	A$(533.9)	6.33%	-	-	A$(124.9)	6.90%	-	-
31 December 2014	A$(409.0)	6.17%	-	-	-	-	-	-
€ payable								
31 December 2005	-	-	€(600.0)	3.58%	-	-	-	-
31 December 2006	-	-	€(600.0)	3.58%	-	-	-	-
31 December 2007	-	-	€(600.0)	3.58%	-	-	-	-
31 December 2008	-	-	€(600.0)	3.58%	-	-	-	-
31 December 2009	-	-	€(600.0)	3.58%	-	-	-	-
31 December 2010	-	-	€(600.0)	3.58%	-	-	-	-
31 December 2011	-	-	€(600.0)	3.58%	-	-	-	-
£ payable								
31 December 2004	-	-	-	-	£(404.5)	5.59%	£(231.1)	7.57%
31 December 2005	£(742.5)	5.45%	£(764.0)	5.52%	£(497.9)	5.69%	-	-
31 December 2006	£(907.5)	5.41%	£(892.0)	5.59%	£(497.9)	5.69%	-	-
31 December 2007	£(927.5)	5.32%	£(1,021.0)	5.64%	£(497.9)	5.52%	-	-
31 December 2008	£(1,023.0)	5.34%	£(600.0)	5.39%	£(385.9)	5.73%	-	-
31 December 2009	£(1,063.0)	5.31%	£(600.0)	5.39%	£(385.9)	5.73%	-	-
31 December 2010	£(1,032.2)	5.29%	£(600.0)	5.39%	£(292.5)	5.61%	-	-
31 December 2011	£(1,032.2)	5.29%	£(600.0)	5.39%	£(292.5)	5.61%	-	-
31 December 2012	£(732.5)	5.22%	£(600.0)	5.39%	£(292.5)	5.61%	-	-
31 December 2013	£(732.5)	5.22%	£(600.0)	5.39%	£(292.5)	5.61%	-	-
31 December 2014	£(440.0)	5.04%	£(600.0)	5.39%	-	-	-	-
31 December 2015	-	-	£(600.0)	5.39%	-	-	-	-
31 December 2016	-	-	£(600.0)	5.39%	-	-	-	-
US$ payable								
31 December 2004	-	-	-	-	US$(4,097.6)	2.90%	US$(6,345.3)	5.01%
31 December 2005	US$(4,405.6)	3.18%	US$(6,435.9)	5.05%	US$(4,405.6)	3.22%	US$(6,241.2)	5.02%
31 December 2006	US$(4,110.6)	5.38%	US$(5,998.6)	5.10%	US$(4,110.6)	5.37%	US$(5,863.8)	5.07%
31 December 2007	US$(3,942.1)	5.71%	US$(5,798.0)	5.11%	US$(3,942.1)	5.70%	US$(5,663.2)	5.08%
31 December 2008	US$(3,520.6)	5.76%	US$(5,354.4)	5.14%	US$(3,520.6)	5.75%	US$(5,219.6)	5.11%
31 December 2009	US$(3,616.3)	6.18%	US$(4,455.4)	5.17%	US$(3,616.3)	6.25%	US$(4,320.7)	5.14%
31 December 2010	US$(3,314.8)	6.33%	US$(3,605.9)	5.34%	US$(3,314.8)	6.39%	US$(3,471.1)	5.30%
31 December 2011	US$(2,555.5)	6.30%	US$(2,692.1)	5.38%	US$(2,555.5)	6.37%	US$(2,557.4)	5.32%
31 December 2012	US$(1,504.6)	6.29%	US$(2,300.9)	5.36%	US$(1,504.6)	6.43%	US$(2,166.1)	5.30%
31 December 2013	US$(690.1)	6.55%	US$(1,803.1)	5.29%	US$(690.2)	6.77%	US$(1,668.4)	5.22%
31 December 2014	US$(129.9)	4.98%	US$(140.5)	6.49%	US$(129.9)	5.04%	US$(5.7)	6.02%

NOTE 35 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

b) Exchange rates

i) Cross currency swaps in respect of the Westfield Group's foreign currency assets and liabilities

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 05	31 Dec 04	Principal amount (payable)/receivable 31 Dec 05 million	31 Dec 05 million	31 Dec 04 million	31 Dec 04 million
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2004	-	1.2535	-	-	A$(166.3)	NZ$208.5
31 December 2005	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
31 December 2006	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
31 December 2007	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
£						
Contracts to receive A$ and pay £						
31 December 2004	-	0.3801	-	-	A$426.2	£(162.0)
Contracts to receive € and pay £						
31 December 2005	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
31 December 2006	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
31 December 2007	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
31 December 2008	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
31 December 2009	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
31 December 2010	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
31 December 2011	**0.6648**	-	**€200.0**	**£(133.0)**	-	-
US$						
Contracts to receive A$ and pay US$						
31 December 2004	-	0.6943	-	-	A$6,290.2	US$(4,367.5)
31 December 2005	**0.6957**	0.6965	**A$5,789.3**	**US$(4,027.5)**	A$6,163.1	US$(4,292.5)
31 December 2006	**0.6945**	0.6965	**A$5,691.2**	**US$(3,952.5)**	A$6,163.1	US$(4,292.5)
31 December 2007	**0.6970**	0.6988	**A$5,563.2**	**US$(3,877.5)**	A$6,035.2	US$(4,217.5)
31 December 2008	**0.6970**	0.6988	**A$5,563.2**	**US$(3,877.5)**	A$6,035.2	US$(4,217.5)
31 December 2009	**0.6973**	0.6987	**A$4,700.6**	**US$(3,277.5)**	A$4,977.3	US$(3,477.5)
31 December 2010	**0.6940**	0.6940	**A$4,110.3**	**US$(2,852.5)**	A$4,110.3	US$(2,852.5)
31 December 2011	**0.7200**	0.7200	**A$3,086.0**	**US$(2,222.0)**	A$3,086.0	US$(2,222.0)
31 December 2012	**0.7199**	0.7199	**A$2,225.2**	**US$(1,602.0)**	A$2,225.2	US$(1,602.0)
31 December 2013	**0.7181**	0.7181	**A$1,160.0**	**US$(833.0)**	A$1,160.0	US$(833.0)
Contracts to receive € and pay US$						
31 December 2005	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-
31 December 2006	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-
31 December 2007	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-
31 December 2008	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-
31 December 2009	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-
31 December 2010	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-
31 December 2011	**1.2128**	-	**€400.0**	**US$(485.1)**	-	-

b) Exchange rates

ii) Forward exchange contracts to hedge the Westfield Group's foreign currency income

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate 31 Dec 05	31 Dec 04	31 Dec 05 million	31 Dec 05 million	31 Dec 04 million	31 Dec 04 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2005	-	1.1120	-	-	A$114.4	NZ$(127.2)
31 December 2006	**1.1220**	1.1224	**A$114.5**	**NZ$(128.5)**	A$108.3	NZ$(121.5)
31 December 2007	**1.1196**	1.1191	**A$123.6**	**NZ$(138.4)**	A$116.5	NZ$(130.4)
31 December 2008	**1.1216**	1.1212	**A$128.4**	**NZ$(144.0)**	A$92.8	NZ$(104.0)
31 December 2009	**1.1234**	1.1187	**A$97.2**	**NZ$(109.2)**	A$41.1	NZ$(46.0)
31 December 2010	**1.1294**	-	**A$43.4**	**NZ$(49.0)**	-	-
US$						
Contracts to buy A$ and sell US$						
31 December 2005	-	0.6294	-	-	A$437.8	US$(275.6)
31 December 2006	**0.6079**	0.6079	**A$371.3**	**US$(225.7)**	A$371.3	US$(225.7)
31 December 2007	**0.6035**	0.6035	**A$379.0**	**US$(228.7)**	A$379.0	US$(228.7)
31 December 2008	**0.6628**	0.6327	**A$338.5**	**US$(224.4)**	A$232.3	US$(147.0)
31 December 2009	**0.7106**	0.6932	**A$245.9**	**US$(174.7)**	A$85.4	US$(59.2)
31 December 2010	**0.7106**	-	**A$109.8**	**US$(78.0)**	-	-

NOTE 35 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

b) Exchange rates Continued

iii) Foreign currency options to hedge the Westfield Group's balance sheet

Foreign currency options maturing during the year ended		Weighted average exchange rate 31 Dec 05	Weighted average exchange rate 31 Dec 04	31 Dec 05 million	31 Dec 05 million	31 Dec 04 million	31 Dec 04 million
US$							
Contracts to sell A$ and buy US$							
31 December 2006	Bought AUD Put / USD Call	**0.7238**	-	**A$(5,509.4)**	**US$3,987.5**	-	-
31 December 2006	Sold AUD Call / USD Put	**0.7956**	-	**A$(5,011.6)**	**US$3,987.5**	-	-

The foreign currency options will be exercised by the Group at maturity if the AUD/USD exchange rate is below the Bought AUD Put / USD Call exchange rate and the Sold AUD Call / USD Put will lapse. The foreign currency options will be exercised against the Group at maturity if the AUD/USD exchange rate is above the Sold AUD Call / USD Put exchange rate and the Bought AUD Put / USD Call will lapse.

c) Credit risks

In accordance with the policies determined by the Board of the Westfield Group, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2005, the Group had 58% of its aggregate credit risk spread over three counterparties each with an S&P long term rating of AA- or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher. The aggregate credit risk in respect of derivative financial instruments is $1,049.9 million (31 December 2004: $1,581.8 million).

NOTE 36 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value 31 Dec 05 $million	Fair value 31 Dec 04 $million	Carrying amount 31 Dec 05 $million	Carrying amount 31 Dec 04 $million
Consolidated assets				
Cash	**199.5**	237.0	**199.5**	237.0
Trade receivables[1]	**44.3**	26.0	**44.3**	26.0
Derivative assets	**787.2**	1,391.6	**787.2**	1,391.6
Consolidated liabilities				
Payables[2]	**1,169.1**	798.4	**1,169.1**	798.4
Interest bearing liabilities				
— Fixed rate debt	**11,668.4**	8,372.6	**11,730.2**	8,465.9
— Floating rate debt	**6,074.7**	4,601.4	**6,074.7**	4,601.4
Other financial liabilities	**1,752.8**	2,093.0	**1,752.8**	1,125.3
Derivative liabilities	**367.3**	798.3	**367.3**	622.5
Parent Company assets				
Cash	-	0.1	-	0.1
Parent Company liabilities				
Payables[1]	**1,180.8**	556.9	**1,180.8**	556.9
Interest bearing liabilities	**387.6**	908.7	**387.6**	908.7

[1] These financial assets and liabilities are not subject to interest rate risk.

[2] The net fair value of equity accounted financial assets and liabilities exceeded the carrying value amount by $0.3 million (31 December 2004: deficit $14.8 million).

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million
NOTE 37 UNHEDGED FOREIGN CURRENCY NET ASSETS		
NZ$ denominated net assets before deferred tax	**NZ$1,970.5**	NZ$1,823.9
NZ$ deferred tax	**NZ$(237.3)**	NZ$(192.2)
NZ$ denominated net assets	**NZ$1,733.2**	NZ$1,631.7
£ denominated net assets before deferred tax	**£71.9**	£74.3
£ deferred tax	**£(250.0)**	£(209.9)
£ denominated net assets	**£(178.1)**	£(135.6)
US$ denominated net assets before deferred tax	**US$1,209.7**	US$522.4
US$ deferred tax	**US$(989.8)**	US$(718.2)
US$ denominated net assets	**US$219.9**	US$(195.8)

The foreign currency denominated net assets set out above have been determined after taking into account the cross currency swap principal amounts in note 35(b)(i).

	Consolidated		Parent Company	
	31 Dec 05 $000	31 Dec 04 $000	31 Dec 05 $000	31 Dec 04 $000
NOTE 38 AUDITOR'S REMUNERATION				
Amounts received or due and receivable by the auditors of the parent company and any other entity in the economic entity for:				
— Audit or review of the financial reports	**4,536**	2,283	**125**	60
— Assurance and compliance services	**508**	230	**-**	-
— Technical accounting advice and services	**250**	222	**-**	-
— Independent accountants report relating to the US 144A bond issue	**-**	1,011	**-**	-
— Other services	**27**	37	**-**	-
	5,321	3,783	**125**	60
Amounts received or due and receivable by Affiliates of the auditors of the parent company for:				
— Audit or review of the financial reports	**2,774**	1,271	**-**	-
— Assurance and compliance services	**315**	172	**-**	-
— Taxation advice and compliance	**463**	220	**-**	-
— Other services	**17**	8	**-**	-
	3,569	1,671	**-**	-
	8,890	5,454	**125**	60

NOTE 39 SUPERANNUATION COMMITMENTS

The Group sponsors accumulation style superannuation funds and plans to provide retirement benefits to its employees. There are no unfunded liabilities in respect of these superannuation funds and plans. The Group does not sponsor defined benefits style superannuation funds and plans.

NOTE 40 EMPLOYEES

At 31 December 2005 the Group employed 4,417 (31 December 2004: 4,133) staff, including full time, part time and casual staff on a full time equivalent basis.

NOTE 41 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this note unless disclosed elsewhere in this financial report.

a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity
Details of Key Management Personnel are disclosed in note 42.

Other Related Parties
LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

The Lowy Institute for International Policy is considered to be related parties of the Group. This is due to these entities being under the control or significant influence of certain Directors of the Group, being either Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

(ii) Parent

Subsidiaries
Details of parent entity interests in subsidiaries are disclosed in note 43.

Key Management Personnel of the entity
Details of Key Management Personnel are disclosed in note 42.

Other Related Parties
The related parties noted under the consolidated description above are also related parties of the Parent Company.

NOTE 41 RELATED PARTY DISCLOSURES CONTINUED

b) Transactions and their terms and conditions with related parties

i) Consolidated

Transactions with Key Management Personnel of the entity
Remuneration of Key Management Personnel is disclosed in note 42

The Group owns aircraft for business use by its executives. During the period LFG, Peter Lowy, David Lowy and Steven Lowy hired the aircraft (when the aircraft was not required for business use) and were charged for such usage by the Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and the Directors totalled $1,081,239 (2004: $100,678) during the period and were payable on seven day terms.

Other Related Parties
The Group and LFG have entered into arrangements during the period regarding the Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are:

— The Group entered into arrangements during the period regarding the use of aircraft owned by LFG. The charge for aircraft was on normal arm's length rates. During the period the Group incurred costs amounting to $972,352 (2004: $Nil) in relation to the use of aircraft. Amounts charged are payable on seven day terms.

— The Group entered into an aircraft operation, maintenance and crew sharing agreements during the period with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance landing, engineering, insurance and aircrew services. During the period the Group charged LFG $159,564 (2004: $Nil) in relation to the provision of aircrew and maintenance services to LFG. Also during the period, the Group was charged $76,426 (2004: $Nil) for use of aircraft crew employed by LFG. Amounts charged are payable on seven day terms.

During the period the Group sold an aircraft to LFG for $28.2 million. Included in the operating result for the period is a net profit of $1.6 million relating to this sale. The sale was conducted via a formal process, which was overseen by independent Director John B Studdy, Chairman of the Compliance Sub-Committee. The sale process was undertaken by Bombardier Aerospace Corporation, an independent broker and expert in the sale of such aircraft. As LFG made an offer that was superior to any offer made by a third party (both as to price and other terms), the sale of the aircraft was transacted with LFG.

LFG currently subleases premises from the Group. During the period $350,776 (2004: $85,386) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

During the period the Group provided design and construction administrative services to The Lowy Institute for which it charged $15,959 (2004: $Nil), which was based on arm's length rates. Amounts charged are payable on seven day terms.

At year end the following amounts were recorded in the Group balance sheet as receivable with the following related parties:

Nature	Type	2005	2004
Owing from LFG	Current receivable	$36,653	$7,556

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period. This above amount has since been paid.

ii) Parent Company

Subsidiaries
Investments held in subsidiaries are disclosed in note 43. Included in the operating result of the Parent Company is dividend income of $46.9 million (2004: $257.9 million) received from subsidiary companies. Included in the operating result of the Parent Company is management fee expenses of $3.9 million (2004: $1.9 million) payable to subsidiary companies. Included in the operating result is a net interest expense of $39.6 million (2004: $5.6 million) relating to loans with subsidiaries. Included in corporate costs is a net foreign currency loss of $9.3 million (2004: $Nil) relating to foreign currency loans with subsidiaries.
Key Management Personnel of the entity
Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties
Details of transactions with Other Related Parties are disclosed in part b(i) above.

NOTE 42 REMUNERATION OF KEY MANAGEMENT PERSONNEL

a) Remuneration details of Key Management Personnel

The amounts below represent the full remuneration amounts for Key Management Personnel of the Westfield Group. The Group has applied CO 06/50 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

	Short Term Benefits				Post Employment	Share Based	Total
	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits [2] $	Other post employment benefits $	Cash settled share based payment transactions [1] $	$
Key Management Personnel							
F P Lowy, AC – Chairman [3]							
31 December 2005	**8,000,000**	**4,500,000**	**664,667**	**44,159**	**81,000**	**–**	**13,289,826**
31 December 2004 [4]	4,000,000	2,000,000	315,053	(20,045)	50,752	–	6,345,760
F G Hilmer, AO – Deputy Chairman							
31 December 2005	**228,000**	**–**	**–**	**–**	**–**	**–**	**228,000**
31 December 2004 [4]	114,000	–	–	–	–	–	114,000
D H Lowy, AM – Deputy Chairman							
31 December 2005	**204,000**	**–**	**–**	**–**	**–**	**–**	**204,000**
31 December 2004 [4]	102,000	–	–	–	–	–	102,000
R L Furman – Non Executive Director							
31 December 2005	**162,000**	**–**	**–**	**–**	**–**	**–**	**162,000**
31 December 2004 [4]	81,000	–	–	–	–	–	81,000
D M Gonski, AO – Non Executive Director							
31 December 2005	**188,000**	**–**	**–**	**–**	**–**	**–**	**188,000**
31 December 2004 [4]	94,000	–	–	–	–	–	94,000
S P Johns – Non Executive Director							
31 December 2005	**608,000**	**–**	**–**	**–**	**–**	**–**	**608,000**
31 December 2004 [4]	304,000	–	–	–	–	–	304,000
P S Lowy – Group Managing Director							
31 December 2005	**1,924,751**	**2,500,000**	**43,237**	**(98,071)**	**–**	**968,308**	**5,338,225**
31 December 2004 [4]	931,635	1,000,000	92,116	–	–	–	2,023,751
S M Lowy – Group Managing Director							
31 December 2005	**1,500,000**	**2,500,000**	**–**	**(21,277)**	**–**	**968,308**	**4,947,031**
31 December 2004 [4]	750,000	1,000,000	–	330,477	–	–	2,080,477
J B Studdy, AM – Non Executive Director							
31 December 2005	**170,000**	**–**	**–**	**–**	**–**	**–**	**170,000**
31 December 2004 [4]	85,000	–	–	–	–	–	85,000
F T Vincent – Non Executive Director							
31 December 2005	**150,000**	**–**	**–**	**–**	**–**	**–**	**150,000**
31 December 2004 [4]	75,000	–	–	–	–	–	75,000
G H Weiss – Non Executive Director							
31 December 2005	**168,000**	**–**	**–**	**–**	**–**	**–**	**168,000**
31 December 2004 [4]	84,000	–	–	–	–	–	84,000
D R Wills, AO – Non Executive Director							
31 December 2005	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2004 [4]	78,000	–	–	–	–	–	78,000
C M Zampatti, AM – Non Executive Director							
31 December 2005	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2004 [4]	78,000	–	–	–	–	–	78,000
Total Directors							
31 December 2005	**13,614,751**	**9,500,000**	**707,904**	**(75,189)**	**81,000**	**1,936,616**	**25,765,082**
31 December 2004 [4]	6,776,635	4,000,000	407,169	310,432	50,752	–	11,544,988

NOTE 42 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

	Short Term Benefits				Post Employment	Share Based	Total
	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits[2] $	Other post employment benefits $	Cash settled share based payment transactions[1] $	$
Key Management Personnel							
P Allen – Group Chief Financial Officer[4]							
31 December 2005	**850,000**	**700,000**	**100,509**	**82,820**	**–**	**416,667**	**2,149,996**
31 December 2004[8]	425,000	350,000	101,940	794,530	–	38,889	1,710,359
R Green – Vice Chairman – Operations, United States[5]							
31 December 2005	**1,311,992**	**1,967,987**	**69,394**	**–**	**–**	**–**	**3,349,373**
31 December 2004[8]	682,501	1,023,751	20,254	–	–	–	1,726,506
M Gutman – Managing Director, UK and Europe[6]							
31 December 2005	**811,262**	**811,262**	**1,099,875**	**17,806**	**–**	**368,683**	**3,108,888**
31 December 2004[8]	402,313	377,169	328,217	180,568	–	27,988	1,316,255
R Jordan – Managing Director, Australia and New Zealand							
31 December 2005	**850,000**	**700,000**	**–**	**33,781**	**–**	**328,635**	**1,912,416**
31 December 2004[8]	400,000	770,000	–	135,866	–	18,889	1,324,755
K Wong – Managing Director, United States[7]							
31 December 2005	**918,394**	**918,394**	**153,444**	**924**	**–**	**341,717**	**2,332,873**
31 December 2004[8]	341,250	409,500	50,667	41,785	–	–	843,202
Total Non Director Key Management Personnel							
31 December 2005	**4,741,648**	**5,097,643**	**1,423,222**	**135,331**	**–**	**1,455,702**	**12,853,546**
31 December 2004[8]	2,251,064	2,930,420	501,078	1,152,749	–	85,766	6,921,077
Total Key Management Personnel							
31 December 2005	**18,356,399**	**14,597,643**	**2,131,126**	**60,142**	**81,000**	**3,392,318**	**38,618,628**
31 December 2004[8]	9,027,699	6,930,420	908,247	1,463,181	50,752	85,766	18,466,065

[1] Cash settled share based transactions represent amounts accrued relating to the EDA Plan and PIP Plan. Refer to the Remuneration Report in the Directors' Report for further details regarding the operation of these plans.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $661,765 (2004: $315,053) relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $81,000 (2004: $50,752) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] Included in the prior year other short term employee benefits figure for Mr P Allen is $563,826 relating to losses, costs and expenses incurred in connection with his relocation to the Sydney office on short notice. Non monetary benefits of $100,509 (2004: $101,940) represents loan forgiveness.

[5] Non monetary benefits for Mr R Green of $69,394 (2004: $20,254) represent medical benefits.

[6] Non monetary benefits for Mr M Gutman of $1,099,875 (2004: $328,217) comprise normal expatriate benefits including accommodation (plus fringe benefits tax on those benefits) paid to compensate the executive for additional costs incurred as an expatriate. Other short term employee benefits for the prior period include National Insurance contributions of $118,320.

[7] Non Monetary benefits for Mr K Wong of $153,444 (2004: $50,667) comprised medical benefits and deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan.

[8] The amounts shown for the comparative period are in respect of the six months ended 31 December 2004.

b) Option holdings of Key Management Personnel

During the financial year, no options and awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan and the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

NOTE 42 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

Current period

There were no options exercised or options outstanding with Key Management Personnel during the current period.

Prior period

Key Management Personnel	Balance at beginning of period 1 July 04	Granted as Remuneration	Options Exercised	Balance at end of period 31 Dec 04	Vested during the previous financial period	Shares issued on exercise of Remuneration options[2]	Paid per share
D H Lowy, AM	1,250,000	–	(1,250,000)	–	625,000	1,250,000	9.31
S M Lowy	1,250,000	–	(1,250,000)	–	625,000	1,250,000	9.31
M Gutman[1]	420,710	–	(420,710)	–	333,210	104,705	–
Total	**2,920,710**	–	**(2,920,710)**	–	**1,583,210**	**2,604,705**	

[1] Under the terms of the Executive Option Plan, the Group may issue stapled securities to the executive option holder equal to the value of the profit element.
[2] In the previous financial period.

c) Shareholdings of Key Management Personnel

Stapled securities held in Westfield Group (WDC) (number)	Balance at 1 Jan 2005	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2005
F P Lowy, AC; D H Lowy, AM; P S Lowy; S M Lowy [1]	166,450,338			391,013	166,841,351
R L Furman	–				–
D M Gonski, AO	299,527				299,527
F G Hilmer, AO	189,433				189,433
S P Johns	1,828,965			(251,843)	1,577,122
J B Studdy, AM	38,573				38,573
F T Vincent	–				–
G H Weiss	–				–
D R Wills, AO	20,000				20,000
C M Zampatti, AM	221,654			13,098	234,752
P Allen	166,031			11	166,042
R Green	–				–
M Gutman	383,590				383,590
R Jordan	724,869				724,869
K Wong	–				–
Total	**170,322,980**	–	–	**152,279**	**170,475,259**

[1] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

d) Loans to Key Management Personnel

Key Management Personnel	Balance at beginning of period $	Interest charged[1] $	Interest not charged $	Provision for loan forgiveness $	Balance at end of period $	Highest owing in period $
P Allen	50,000	–	–	(50,000)	–	50,000
Total	**50,000**	–	–	**(50,000)**	–	**50,000**

Terms and conditions of loans

[1] Loan to Key Management Personnel is interest free. The loan agreement provided for the principal to be forgiven by July 2005.

The current period non monetary benefits (disclosed in part (a) above) includes a total amount of interest and FBT liability of $3,422 (31 December 2004: $4,854) calculated based on Mr P Allen's opening loan of $50,000 at 7% per annum.

NOTE 42 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

e) Other transactions and balances with Key Management Personnel

i) During the financial year the trustees of the Westfield Superannuation Funds acquired 425,513 WDC securities (2004: Nil) and disposed 1,134,500 WDC securities (2004: Nil) in accordance with the Rules of the Superannuation Funds.

ii) During the financial year:
— an aggregate amount of $1,607,539 (31 December 2004: $193,620) was recognised as income relating to services provided by the Westfield Group on commercial terms to Director related entities of F P Lowy, D H Lowy, P S Lowy and S M Lowy, of which an aggregate amount of $Nil (31 December 2004: $7,556) was recognised as a current receivable from such Director related entities as at 31 December 2005 for the usage of such assets. Refer to note 41 for further details regarding related party transactions; and
— an aggregate amount of $1,048,778 (31 December 2004: $24,711) was recognised as an expense relating to business usage by the Westfield Group on commercial terms of assets owned by Director related entities of F P Lowy, D H Lowy, P S Lowy and S M Lowy. Refer to note 41 for further details regarding related party transactions.

iii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends/distribution by the Group in respect of ordinary stapled securities held in the Group.

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA						
Parent Company						
Westfield Holdings Limited	100.0	100.0	100.0	100.0	100.0	100.0
Consolidated Controlled Entities						
Adurant Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Alphen Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Annsa Pty Ltd	100.0	100.0	100.0	100.0	100.0	100.0
Bobian Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Bondi Junction Trust	–	100.0	100.0	–	100.0	100.0
Carindale Property Trust	–	50.0	100.0	–	50.0	100.0
Cavemont Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Croissy Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Descon Invest Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Fountain Gate Trust	–	100.0	100.0	–	100.0	100.0
Gaural Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Greissen Limited	100.0	100.0	100.0	100.0	100.0	100.0
Lourens Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Lycus Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Marchet Limited	100.0	100.0	100.0	100.0	100.0	100.0
Market Street Investment Trust	–	100.0	100.0	–	100.0	100.0
Market Street Property Trust	–	100.0	100.0	–	100.0	100.0
Nauthiz Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Orta Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Parliv Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Regional Shopping Centre Nominees Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Risemond Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Salazar Pty Limited (Deregistered 7 May 2005)	–	–	–	100.0	100.0	100.0
Samel Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Titania Services Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Variscite Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
VIC Shopping Centre Trust	–	100.0	100.0	–	100.0	100.0
WD Trust	–	100.0	100.0	–	100.0	100.0
WestArt Trust	–	100.0	100.0	–	100.0	100.0
Westfield (NZ) Sub Trust (formerly Westfield Sub Trust No. 2)	–	100.0	100.0	–	100.0	100.0
Westfield (Parramatta) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Alliances (NZ) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Alliances Carindale Pty Limited	85.0	100.0	100.0	85.0	100.0	100.0
Westfield Alliances Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield America Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield America Trust	4.5	100.0	100.0	4.7	100.0	100.0
Westfield American Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Assets Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Corporation Finance Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Corporation Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Financial Services Limited	100.0	100.0	100.0	100.0	100.0	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA CONTINUED						
Consolidated Controlled Entities Continued						
Westfield Carindale Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Chatswood Trust	–	100.0	100.0	–	100.0	100.0
Westfield Custodian Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Design and Construction Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Developments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield European Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Finance (Aust) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Funds Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Gift Cards Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Internet Shoppingtown Pty Limited	100.0	100.0	100.0	–	–	–
Westfield Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Morley Trust	–	100.0	100.0	–	100.0	100.0
Westfield No. 1 Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield No. 4 Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Northgate Trust	–	100.0	100.0	–	100.0	100.0
Westfield Number 2 Sub Trust	–	100.0	100.0	–	100.0	100.0
Westfield Number 3 Sub Trust	–	100.0	100.0	–	100.0	100.0
Westfield Number 4 Sub Trust	–	100.0	100.0	–	100.0	100.0
Westfield Projects (Australia) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Promotion Fund Management Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Queensland Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield RSCF Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Services Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Services Trust	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (A.C.T.) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Qld.) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (S.A.) Pty Ltd	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Vic.) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtown Carousel Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust A	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust B	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust C	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust D	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust E	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust F	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust G	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust H	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust I	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust J	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust K	–	100.0	100.0	–	100.0	100.0
Westfield Trust	–	100.0	100.0	–	100.0	100.0
Westfield Tuggerah Trust	–	100.0	100.0	–	100.0	100.0
Westfield U.S. Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WestNM Trust	100.0	100.0	100.0	100.0	100.0	100.0
WestUS Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WestUS Trust	100.0	100.0	100.0	100.0	100.0	100.0
WFA Finance (Aust) Pty Limited	4.5	100.0	100.0	4.7	100.0	100.0
Woodfield Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WRS Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WT Finance (Aust) Pty Limited	–	100.0	100.0	–	100.0	100.0
Zed Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
Proportionately Consolidated Joint Ventures						
Westfield Airport West	-	50.0	50.0	-	50.0	50.0
Westfield Bay City	-	50.0	50.0	-	50.0	50.0
Westfield Belconnen	-	50.0	50.0	-	50.0	50.0
Westfield Carindale	-	25.0	50.0	-	25.0	50.0
Westfield Helensvale	-	50.0	50.0	-	-	-
Westfield Hurstville	-	50.0	50.0	-	50.0	50.0
Westfield Liverpool	-	50.0	50.0	-	50.0	50.0
Westfield Marion	-	50.0	50.0	-	50.0	50.0
Westfield Miranda	-	50.0	50.0	-	50.0	50.0
Westfield North Lakes	-	50.0	50.0	-	50.0	50.0
Westfield Parramatta	-	50.0	50.0	-	50.0	50.0
Westfield Penrith	-	50.0	50.0	-	-	-
Westfield Plenty Valley	-	50.0	50.0	-	50.0	50.0
Westfield Westlakes	-	50.0	50.0	-	-	-
Westfield Whitford City	-	50.0	50.0	-	50.0	50.0
Westfield Woden	-	50.0	50.0	-	-	-
Equity Accounted Entities						
AMP Wholesale Shopping Centre Trust No.2	-	10.0	10.0	-	10.0	10.0
Karrinyup Shopping Centre Trust	-	25.0	25.0	-	25.0	25.0
Mt Druitt Shopping Centre Trust	-	50.0	50.0	-	50.0	50.0
SA Shopping Centre Trust	-	50.0	50.0	-	50.0	50.0
Southland Trust	-	50.0	50.0	-	50.0	50.0
Tea Tree Plaza Trust	-	50.0	50.0	-	50.0	50.0
ENTITIES INCORPORATED IN IRELAND						
Consolidated Controlled Entities						
Westfield Europe Finance Plc	100.0	100.0	100.0	-	-	-
ENTITIES INCORPORATED IN JERSEY						
Consolidated Controlled Entities						
The Westfield Jersey Unit Trust	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management Jersey Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management Jersey (Nominee) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK Acquisitions (Jersey) Limited	51.0	100.0	100.0	51.0	100.0	100.0
Equity Accounted Entities						
W (No.1) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.1) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.2) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.2) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.3) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.3) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.4) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.4) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.5) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.5) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.6) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.6) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
ENTITIES INCORPORATED IN LUXEMBOURG						
Consolidated Controlled Entities						
Darmor SA	100.0	100.0	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN MALAYSIA						
Consolidated Controlled Entities						
Westasia Malls Sdn. Bhd.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtowns Corporation Sdn Bhd	100.0	100.0	100.0	100.0	100.0	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN NEW ZEALAND						
Consolidated Controlled Entities						
Albany Shopping Centre (No 2) Limited	–	100.0	100.0	–	100.0	100.0
Albany Shopping Centre Limited	–	100.0	100.0	–	100.0	100.0
Cedarville Properties Limited	–	100.0	100.0	–	100.0	100.0
Chartwell Shopping Centre Limited	–	100.0	100.0	–	100.0	100.0
Downtown Shopping Centre (No 2) Limited	–	100.0	100.0	–	100.0	100.0
Downtown Shopping Centre Limited	–	100.0	100.0	–	100.0	100.0
Glenfield Mall Limited	–	100.0	100.0	–	100.0	100.0
Johnsonville Shopping Centre Limited	–	100.0	100.0	–	100.0	100.0
Kroftfield Properties Limited	–	100.0	100.0	–	100.0	100.0
Manukau City Centre Limited	–	100.0	100.0	–	100.0	100.0
Petavid Investments Limited	–	100.0	100.0	–	100.0	100.0
Queensgate Centre Limited	–	100.0	100.0	–	100.0	100.0
Redisville Enterprises Limited	–	100.0	100.0	–	100.0	100.0
Riccarton Shopping Centre (1997) Limited	–	100.0	100.0	–	100.0	100.0
Shore City Centre (1993) Limited	–	100.0	100.0	–	100.0	100.0
St Lukes Group (No. 2) Limited	–	100.0	100.0	–	100.0	100.0
St Lukes Group Holdings Limited	–	100.0	100.0	–	100.0	100.0
St Lukes Group Limited	–	100.0	100.0	–	100.0	100.0
St Lukes Square (1993) Limited	–	100.0	100.0	–	100.0	100.0
The Plaza Pakuranga Limited	–	100.0	100.0	–	100.0	100.0
WestCity Shopping Centre Limited	–	100.0	100.0	–	100.0	100.0
Westfield (New Zealand) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Finance (NZ) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Leasing (NZ) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Properties (New Zealand) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (NZ) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Trust (NZ) Limited	–	100.0	100.0	–	100.0	100.0
WT Finance (NZ) Limited	–	100.0	100.0	–	100.0	100.0
ENTITIES INCORPORATED IN SINGAPORE						
Consolidated Controlled Entities						
WRMS Pte Limited	100.0	100.0	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN UNITED KINGDOM						
Consolidated Controlled Entities						
Aldeburgh Ltd	51.0	100.0	100.0	–	–	–
Cable Plaza Ltd	51.0	100.0	100.0	–	–	–
Castle & Pedmore Houses Ltd	51.0	100.0	100.0	–	–	–
Crossmane Ltd	51.0	100.0	100.0	–	–	–
Merry Hill Management Services Ltd	51.0	100.0	100.0	–	–	–
Merry Hill Services Ltd	51.0	100.0	100.0	–	–	–
Merry Hill Trading Ltd	51.0	100.0	100.0	–	–	–
Sprucefield No. 1 General Partner Limited	51.0	100.0	100.0	–	–	–
Sprucefield No. 1 Limited Partnership	51.0	100.0	100.0	–	–	–
Sprucefield No. 2 General Partner Limited	51.0	100.0	100.0	–	–	–
Sprucefield No. 2 Limited Partnership	51.0	100.0	100.0	–	–	–
Sprucefield Unit Trust	51.0	100.0	100.0	–	–	–
Stannifer Broadway Limited	51.0	100.0	100.0	–	–	–
Stannifer Broadway No. 2 Limited	51.0	100.0	100.0	–	–	–
The White City (Shepherds Bush) Limited Partnership	51.0	100.0	100.0	–	–	–
Westfield Acquisitions Plc	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Merry Hill Limited	51.0	100.0	100.0	–	–	–

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM CONTINUED						
Consolidated Controlled Entities Continued						
Westfield MH Acquistions Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Group Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Holdings Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Investments Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Leaseholds Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Participations Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Phase 1 Limited	51.0	100.0	100.0	–	–	–
Westfield MH Properties Ltd	51.0	100.0	100.0	–	–	–
Westfield MH Waterfront Ltd	51.0	100.0	100.0	–	–	–
Westfield Shoppingtowns Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK (Nominee) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK General Partner Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK Limited Partnership	100.0	100.0	100.0	100.0	100.0	100.0
Westfield White City GP Ltd	51.0	100.0	100.0	–	–	–
Westfield White City HC Ltd	51.0	100.0	100.0	–	–	–
Westfield White City LP Ltd	51.0	100.0	100.0	–	–	–
Westfield White City SAGP Ltd	51.0	100.0	100.0	–	–	–
Westfield White City SALP Ltd	51.0	100.0	100.0	–	–	–
Westfield Wholesale (Nominee) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Wholesale General Partner Limited	100.0	100.0	100.0	100.0	100.0	100.0
White City (Shepherds Bush) General Partner Limited	51.0	100.0	100.0	–	–	–
White City Acquisitions (Nominee 1) Ltd	51.0	100.0	100.0	–	–	–
White City Acquisitions (Nominee 2) Ltd	51.0	100.0	100.0	–	–	–
White City Acquisitions Ltd	51.0	100.0	100.0	–	–	–
White City Developments Ltd	51.0	100.0	100.0	–	–	–
Equity Accounted Entities						
Broadmarsh Retail General Partner Limited	75.0	75.0	75.0	75.0	75.0	75.0
DGL Acquisitions Limited	25.5	50.0	50.0	25.5	50.0	50.0
The Broadmarsh Retail Limited Partnership	75.0	75.0	75.0	75.0	75.0	75.0
Wimslow (No. 1) General Partner Limited	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 1) Limited Partnership	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 2) General Partner Limited	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 2) Limited Partnership	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 3) General Partner Limited	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 3) Limited Partnership	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 4) General Partner Limited	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 4) Limited Partnership	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 5) General Partner Limited	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 5) Limited Partnership	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 6) General Partner Limited	50.0	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 6) Limited Partnership	50.0	50.0	50.0	50.0	50.0	50.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES						
Consolidated Controlled Entities						
1801 Avenue of the Stars LP	18.4	100.0	100.0	17.3	93.8	100.0
Agoura Hills Acquisition LLC	18.4	100.0	100.0	17.3	93.8	100.0
Anita Associates	18.4	100.0	100.0	15.5	84.1	100.0
Annapolis Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Annapolis Land LLC	18.4	100.0	100.0	17.3	93.8	100.0
Annapolis Mall Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Annapolis Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
Annapolis Manager LLC	18.4	100.0	100.0	17.3	93.8	100.0
Annapolis Parcel LLC	18.4	100.0	100.0	17.3	93.8	100.0
Annapolis Shoppingtown LLC	18.4	100.0	100.0	17.3	93.8	100.0
Arch Real Estate LLC	18.4	100.0	100.0	17.3	93.8	100.0
Avenue of the Stars GP Inc	18.4	100.0	100.0	17.3	93.8	100.0
Bellweather Properties of Florida (Limited)	18.4	100.0	100.0	17.3	93.8	100.0
Brandon Land Partners, Ltd.	18.4	100.0	100.0	17.3	93.8	100.0
Brandon Shopping Center Partners, Ltd.	18.4	100.0	100.0	17.3	93.8	100.0
Capital Mall Company	18.4	100.0	100.0	17.3	93.8	100.0
Capital Mall Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Capital Mall Land LLC	18.4	100.0	100.0	17.3	93.8	100.0
Capital Shopping Center LLC	18.4	100.0	100.0	17.3	93.8	100.0
Capital Mall GP, LLC	18.4	100.0	100.0	17.3	93.8	100.0
CC Building GP LLC	18.4	100.0	100.0	17.3	93.8	100.0
CC Building L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Century City Mall Partners, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Century City Mall, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Chesterfield Parcel LLC	18.4	100.0	100.0	17.3	93.8	100.0
Citrus Park Venture Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
CMF, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Connecticut Post Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
Connecticut Post Mall No.2 LLC	18.4	100.0	100.0	17.3	93.8	100.0
Crestwood Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Crestwood Plaza MM, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Downtown Plaza Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Downtown Plaza LLC	18.4	100.0	100.0	17.3	93.8	100.0
Eagle Rock Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Eagle Rock Manager LLC	18.4	100.0	100.0	17.3	93.8	100.0
Eagle Rock Plaza LLC	18.4	100.0	100.0	17.3	93.8	100.0
Eagle Rock Properties, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Eastland Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Eastland Manager LLC	18.4	100.0	100.0	17.3	93.8	100.0
Eastland Shopping Center L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Enfield Holdings II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Enfield Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Enfield Land LLC	18.4	100.0	100.0	17.3	93.8	100.0
Enfield Square LLC	18.4	100.0	100.0	17.3	93.8	100.0
Enfield Square, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
EWH Escondido Associates L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Fashion Square, LLC	18.4	100.0	100.0	17.3	93.8	100.0
FH Financing LLC	18.4	100.0	100.0	17.3	93.8	100.0
Fox Hills Holdings I LP	18.4	100.0	100.0	17.3	93.8	100.0
Fox Hills Holdings II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Fox Hills Mall L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Fox Hills Mall, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Fox Valley Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
Franklin Park Parcel LLC	18.4	100.0	100.0	17.3	93.8	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED						
Consolidated Controlled Entities Continued						
Great Northern Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Growth Head GP, LLC	18.4	100.0	100.0	17.3	93.8	100.0
GSP Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Hahn UPI	14.6	79.3	100.0	13.7	74.4	100.0
Hawthorn Theatre LLC	18.4	100.0	100.0	17.3	93.8	100.0
Hawthorn, L.P	18.4	100.0	100.0	17.3	93.8	100.0
Head Acquisition, L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Horton Land LLC	18.4	100.0	100.0	17.3	93.8	100.0
Horton Plaza Holdings I LP	18.4	100.0	100.0	17.3	93.8	100.0
Horton Plaza Holdings II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Horton Plaza L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Horton Plaza, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Independence Mall Associates L.P.	18.4	100.0	100.0	13.4	72.7	100.0
Independence Mall Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Independence Service, Inc.	18.4	100.0	100.0	13.4	72.7	100.0
Independence Shoppingtown LLC	18.4	100.0	100.0	13.4	72.7	100.0
Louis Joliet Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Louis Joliet Shoppingtown LP	18.4	100.0	100.0	17.3	93.8	100.0
MainPlace Shoppingtown LLC	18.4	100.0	100.0	17.3	93.8	100.0
Meriden Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Meriden Square #1 LLC	18.4	100.0	100.0	17.3	93.8	100.0
Meriden Square #2 LLC	18.4	100.0	100.0	17.3	93.8	100.0
Meriden Square #3 LLC	18.4	100.0	100.0	17.3	93.8	100.0
Meriden Square Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Land Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Land LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Land LLC II	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Land, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers Office Development I, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Mid Rivers MM, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mission Valley Center LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mission Valley Finance Corporation	18.4	100.0	100.0	17.3	93.8	100.0
Mission Valley Manager LLC	18.4	100.0	100.0	17.3	93.8	100.0
Mission Valley Partnership	18.4	100.0	100.0	13.1	71.1	100.0
Mission Valley Service, Inc.	18.4	100.0	100.0	13.1	71.1	100.0
Montgomery Mall Properties, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
North County Fair L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Northwest Mall Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Northwest Plaza LLC	18.4	100.0	100.0	17.3	93.8	100.0
Northwest Plaza MM, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Oakridge Mall L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Oakridge Mall, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Old Orchard Urban Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Parkway Plaza Holdings I L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Parkway Plaza Holdings II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Parkway Plaza L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Parkway Plaza, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
PCRGP L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Plaza Bonita Holdings I LP	18.4	100.0	100.0	17.3	93.8	100.0
Plaza Bonita Holdings II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Plaza Bonita II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Plaza Bonita II LP	18.4	100.0	100.0	17.3	93.8	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED						
Consolidated Controlled Entities Continued						
Plaza Bonita Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Plaza Bonita L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Plaza Camino Real LLC	18.4	100.0	100.0	17.3	93.8	100.0
Plaza West Covina L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Plaza West Covina, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Promenade L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Residential Real Estate I LLC	18.4	100.0	100.0	17.3	93.8	100.0
Residential Rental and Investments, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Roseville Shoppingtown LLC	18.4	100.0	100.0	17.3	93.8	100.0
S.F. Shopping Centre Associates, L.P.	18.4	100.0	100.0	17.3	93.8	100.0
St. Louis Assets, LLC	18.4	100.0	100.0	–	–	–
Santa Ana Venture	18.4	100.0	100.0	17.3	93.8	100.0
Santa Anita Fashion Park L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Santa Anita GP LLC	18.4	100.0	100.0	17.3	93.8	100.0
Santa Anita Service, Inc.	18.4	100.0	100.0	15.5	84.1	100.0
Sarasota Shoppingtown LLC	18.4	100.0	100.0	17.3	93.8	100.0
Sargent Drive Acquisition LLC	18.4	100.0	100.0	17.3	93.8	100.0
Sargent Drive Holding LLC	18.4	100.0	100.0	17.3	93.8	100.0
Solano Mall L.P.	18.4	100.0	100.0	17.3	93.8	100.0
South County Center LLC	18.4	100.0	100.0	17.3	93.8	100.0
South County Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
South County Post Office LLC	18.4	100.0	100.0	17.3	93.8	100.0
South County Properties, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
South County Shoppingtown LLC	18.4	100.0	100.0	17.3	93.8	100.0
South Shore Mall Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
South Shore Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
South Shore Manager LLC	18.4	100.0	100.0	17.3	93.8	100.0
Southgate Plaza LLC	18.4	100.0	100.0	17.3	93.8	100.0
SSM Land LLC	18.4	100.0	100.0	17.3	93.8	100.0
Sunrise Mall LLC	18.4	100.0	100.0	–	–	–
The Connecticut Post Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Topanga Center, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Topanga Plaza L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Topanga Plaza Owner LLC	18.4	100.0	100.0	17.3	93.8	100.0
Trumbull Department Stores, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Trumbull Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
Trumbull Shopping Center # 1 LLC	18.4	100.0	100.0	17.3	93.8	100.0
Trumbull Shopping Center # 2 LLC	18.4	100.0	100.0	17.3	93.8	100.0
UC Century Genpar, LLC	18.4	100.0	100.0	17.3	93.8	100.0
UPI Associates	18.4	100.0	100.0	17.3	93.8	100.0
Urban Roseville LLC	3.2	17.4	100.0	3.0	16.4	100.0
Urban Shopping Centers, L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Vancouver Holdings LLC	18.4	100.0	100.0	17.3	93.8	100.0
Vancouver Mall II Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Vancouver Mall II LLC	18.4	100.0	100.0	17.3	93.8	100.0
Vancouver Mall LLC	18.4	100.0	100.0	17.3	93.8	100.0
WALP Service, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
WAP HC, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
WCMI (Texas), Inc.	100.0	100.0	100.0	100.0	100.0	100.0
WEA Belden LLC	18.4	100.0	100.0	17.3	93.8	100.0
WEA Brandon I GP, LLC	18.4	100.0	100.0	17.3	93.8	100.0
WEA Brandon II GP, LLC	18.4	100.0	100.0	17.3	93.8	100.0
WEA Century City GP, LLC	18.4	100.0	100.0	17.3	93.8	100.0
WEA Chicago Ridge, LLC	18.4	100.0	100.0	–	–	–



NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED						
Consolidated Controlled Entities Continued						
WEA Chesterfield LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Citrus GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Countryside GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Crestwood Plaza LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA CT Houses LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Eastridge GP, LLC	**18.4**	**100.0**	**100.0**	–	–	–
WEA Eastridge LP	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Finance LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Fox Valley GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Galleria GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Garden State Plaza GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Gateway LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Great Northern GP II, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Great Northern GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Great Northern Mall, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA GSP, Inc.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Hawthorn Shopping Center GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Hawthorn Theatre MM, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA MainPlace GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Meriden Square LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Meriden Square No.2 LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Meriden Square No.3 LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Meriden Square, Inc.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Midway LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA North Bridge LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA North County Fair LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA NY Houses LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA NY II, Inc.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA NY, Inc.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Old Orchard GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Palm Desert L.P.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Richland LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA San Francisco GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Solano BB, LLC	**18.4**	**100.0**	**100.0**	–	–	–
WEA Southcenter LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Southlake LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Southpark LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Valley Fair L.P.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA Valley Fair UTC L.P.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
WEA VTC GP, LLC	**18.4**	**100.0**	**100.0**	–	–	–
WEA VTC LP, LLC	**18.4**	**100.0**	**100.0**	–	–	–
West County Center LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West County Holdings LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West County Shoppingtown LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Covina Holdings I LP	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Covina Holdings II LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Park Mall LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Park Mall, Inc.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Park Partners L.P.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Park GP, LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Valley Development LLC	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Valley L.P.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
West Valley Partnership	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0
Westfield America G.P., Inc.	**18.4**	**100.0**	**100.0**	17.3	93.8	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED						
Consolidated Controlled Entities Continued						
Westfield America GP LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America Investor L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America M.S., Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America of Annapolis, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America of Bonita, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America of Meriden Square, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America of Missouri, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America of Vancouver, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America of West Covina, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield America, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Beneficiary 1, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Beneficiary 2, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Benefit, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Branding LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Centers LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Century City TRS, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Concession Management, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Corporation, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Emporium LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Europe LLC	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Franklin Park II, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Franklin Park Mezz II, LLC	18.4	100.0	100.0	–	–	–
Westfield Franklin Park Mall, LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Garden State LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Gift Card Management, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Growth II L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Growth L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Head LP	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Independence LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Independence Mall Limited Partnership	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Louis Joliet, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Management Acquisition, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management Company, General Partnership	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield MerchantWired, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Mission Valley Corporation	18.4	100.0	100.0	17.3	93.8	100.0
Westfield North Bridge Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Project Management Corporation, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Sacramento Acquisition Associates L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield San Francisco LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield San Francisco TRS, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Services, Inc.	100.0	100.0	100.0	100.0	100.0	100.0
Westfield SF L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Subsidiary REIT 1, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Subsidiary REIT 2, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Topanga Owner L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield U.S. Advisory, Limited Partnership	100.0	100.0	100.0	100.0	100.0	100.0
Westfield U.S. Management, Limited Partnership	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Urban Preferred LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westfield Urban TRS, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield WRI, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westfield WTC Holding LLC	18.4	100.0	100.0	17.3	93.8	100.0
Westland Milford Properties, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westland Partners, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westland Properties, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Westland Shopping Center L.P.	18.4	100.0	100.0	17.3	93.8	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest			31 Dec 04 – Interest		
	Beneficial		Consolidated	Beneficial		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED						
Consolidated Controlled Entities Continued						
Westland South Shore Mall L.P.	18.4	100.0	100.0	17.3	93.8	100.0
Westland Town Center LLC	18.4	100.0	100.0	17.3	93.8	100.0
Wheaton Plaza No.1 LLC	18.4	100.0	100.0	17.3	93.8	100.0
Wheaton Plaza Regional Shopping Center L.L.P.	18.4	100.0	100.0	17.3	93.8	100.0
WPI Meriden Square, Inc.	18.4	100.0	100.0	17.3	93.8	100.0
Equity Accounted Entities						
Abbey Acquisition, LLC	8.0	43.3	43.3	7.2	40.6	43.3
DTA Holding LLC	8.0	43.3	43.3	7.2	40.6	43.3
Emporium Development LLC	9.2	50.0	50.0	8.1	46.9	50.0
Fashion Square Service TRS, Inc	6.9	37.5	37.5	6.1	35.2	37.5
GSP Service TRS, Inc	6.9	37.5	37.5	6.1	35.2	37.5
Horton Plaza Venture, LLC	9.2	50.0	50.0	–	–	–
Mid Rivers Limited Partnership	6.1	33.3	33.3	5.4	31.3	33.3
Montgomery Mall Borrower LLC	9.2	50.0	50.0	8.1	46.9	50.0
Montgomery Mall Condo LLC	9.2	50.0	50.0	8.1	46.9	50.0
Montgomery Mall LLC	9.2	50.0	50.0	8.1	46.9	50.0
Montgomery Mall of Maryland LLC	9.2	50.0	50.0	8.1	46.9	50.0
Montgomery Service, Inc.	6.9	37.5	37.5	6.1	35.2	37.5
Northbridge Retail Company L.L.C	6.1	33.3	33.3	5.4	31.3	33.3
Northbridge Service TRS, Inc	4.6	25.0	25.0	4.1	23.5	25.0
Plaza Camino Real, LP	7.4	40.0	40.0	6.5	37.5	40.0
Plaza Camino Service, Inc.	5.5	30.0	30.0	4.9	28.1	30.0
RN 116 Company, L.L.C	6.1	33.3	33.3	5.4	31.3	33.3
RN 120 Company, L.L.C	6.1	33.3	33.3	5.4	31.3	33.3
RN 124/125 Company, L.L.C	6.1	33.3	33.3	5.4	31.3	33.3
RN 540 Hotel Company L.L.C	6.1	33.3	33.3	5.4	31.3	33.3
Sherman Oaks Fashion Associates, LP	9.2	50.0	50.0	8.1	46.9	50.0
Tri-Party Miscellaneous, LLC	8.0	43.3	43.3	7.0	40.6	43.3
Tri-Party Non-856 Assets LLC	8.0	43.3	43.3	7.0	40.6	43.3
University Town Center LLC	9.2	50.0	50.0	8.1	46.9	50.0
V F Mall LLC	9.2	50.0	50.0	8.1	46.9	50.0
Valencia Town Center Associates, LP	9.2	50.0	50.0	4.1	23.5	25.0
Valencia Town Center Venture, G.P., LLC	9.2	50.0	50.0	–	–	–
Valencia Town Center Venture, L.P.	9.2	50.0	50.0	–	–	–
Valley Fair UTC LLC	9.2	50.0	50.0	8.1	46.9	50.0
VF/UTC Service, Inc.	6.9	37.5	37.5	6.1	35.2	37.5
Westfield Paramus 1, Inc.	9.2	50.0	50.0	8.1	46.9	50.0
Westfield Paramus 2, Inc.	9.2	50.0	50.0	8.1	46.9	50.0
Westfield Paramus Holdings LLC 1	9.2	50.0	50.0	8.1	46.9	50.0
Westfield Paramus Holdings LLC 2	9.2	50.0	50.0	8.1	46.9	50.0
Westfield Paramus Holdings LLC 3	9.2	50.0	50.0	–	–	–
Westfield Valencia TRS, Inc.	6.9	37.5	37.5	–	–	–
Westland Garden State Plaza Limited Partnership	9.2	50.0	50.0	8.1	46.9	50.0

Directors' Declaration

The Directors of Westfield Holdings Limited ("Company") declare that:

a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 20 March 2006 in accordance with a resolution of the Board of Directors.

F [illegible]
Executive Chairman

F G Hilmer, AO
Deputy Chairman

ERNST & YOUNG

Independent Audit Report

TO MEMBERS OF WESTFIELD HOLDINGS LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Westfield Holdings Limited (the company) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard 124 Related Party Disclosures, under the heading "Remuneration Report" at Section 7.1 to 7.4.6 and at Section 7.6 to 7.7.4 of the directors' report, as permitted by ASIC CO 06/50.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

— examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and

— assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1) the financial report of Westfield Holdings Limited is in accordance with:

a) the Corporations Act 2001, including:

i) giving a true and fair view of the financial position of Westfield Holdings Limited and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and

ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

2) the remuneration disclosures that are contained at Section 7.1 to 7.4.6 and at Section 7.6 to 7.7.4 of the directors' report comply with Accounting Standard AASB 124.

Ernst & Young

Ernst & Young

B.J. Long

Brian Long

Partner

Sydney 20 March 2006

Directors' Report

The Directors of Westfield Holdings Limited ("Company") submit the following Report for the period from 1 January 2005 to 31 December 2005 ("Financial Year").

1 Operations and Activities

1.1 Review of Operations and State of Affairs

A review of the operations for the Financial Year of the Company and the other entities required by the accounting standards to be included in the consolidated financial statements (collectively the "Group") and the results of those operations are contained in the Executive Chairman's and Group Managing Directors' Reviews, at pages 8 to 17 of the Annual Report.

The significant changes in the Group's state of affairs during the Financial Year were:

— the Group acquired a 50% interest in Penrith Plaza, Sydney for A$405 million, and assumed management of this centre;
— the acquisition of a 50% interest in Woden Plaza, Canberra for A$245 million, and assumed management of this centre;
— the Group acquired a further 25% interest in the super regional shopping centre project at White City, West London for GB£65 million, increasing the Group's interest in this centre to 50%;
— the sale by the Group and its joint venture partner, Hermes, of the Brunel Centre in Swindon for GB£130 million (Westfield Group share GB£65 million) and the Millgate Centre in Bury for GB£141 million (Westfield Group share GB£70.5 million);
— the acquisition of Chicago Ridge in Chicago, Illinois for US$108 million;
— the acquisition of a further 25% interest in Westfield Valencia, Los Angeles, California for US$69 million increasing the Group's interest in this centre to 50%;
— the acquisition of Sunrise Mall in Massapequa, New York for US$143 million.

1.2 Principal Activities

The principal activities of the Group during the Financial Year were the ownership, development, design, construction, funds/asset management, leasing and marketing activities undertaken with respect to its global portfolio of retail properties. There were no significant changes in the nature of those activities during the Financial Year.

1.3 Subsequent Events

Since the end of the Financial Year, the following events have taken place:

— in February 2006, the Group announced the purchase of 15 Federated Department Store sites at 11 Westfield shopping centres in the United States; and
— as part of the same transaction, the Group reached agreement with Federated Department Stores for 18 new redevelopments at Westfield-owned centres.

1.4 Business Strategy, Future Development and Prospects

Business Strategy

As the world's largest shopping centre owner, manager and developer the Westfield Group has extensive experience which has been built up over more than 45 years of operation. The Group is involved in every aspect of the shopping centre business from development, design and construction activities, to leasing and ongoing management of day-to-day activities, and asset management of the global portfolio. The business is overseen by an experienced executive team which has adopted a culture which emphasises the importance of intensive management of the Group's assets.

The Westfield Group's objective is to achieve superior returns for investors through the management and redevelopment of the existing portfolio and the acquisition of additional shopping centres, to which the Group's operating strategy is then applied.

This strategy involves a strong focus on operating performance at each centre whilst developing strong relationships with retailers. Our objective is to leverage the benefits of our strong brand. At the same time we recognise that shopping centres must be developed in order to keep pace with the evolving demands of the communities they serve. These developments serve to enhance the value of the asset base by meeting or anticipating the changing needs of consumers and retailers.

Westfield also seeks to leverage its experience in the shopping centre business through the active transfer of knowledge and skills between the different markets in which it operates, a process that ensures the Group takes full advantage of its global position in the shopping centre industry and the expertise and knowledge which it acquires as a consequence.

Operating Business

Westfield Group seeks to increase income from the existing portfolio through proactive management involving leasing and the day-to-day management and marketing of the centres.

The Westfield Group's approach is to maximise returns by creating an efficient and dynamic environment for retailers and a quality shopping experience for consumers. This involves developing a strong relationship and working closely with retailers to enhance their performance. This is in addition to developing a strong relationship with consumers by supporting the local community of each shopping centre through various community based and marketing activities.

The majority of the Westfield Group's centres are branded – the name "Westfield" is synonymous with shopping in Australia, New Zealand and in many parts of the United States. There is also increasing recognition of the Westfield brand in the United Kingdom. Westfield centres deliver consistency and quality in the retail offering, a range of facilities and services for consumers, and a safe and clean shopping environment.

Westfield Group is an industry leader in the management of shopping centres. The Group's intensive management approach includes a process of continually reassessing each centre's tenancy mix (having regard to the changing demands of the consumer) in order to capture a greater proportion of the retail spend within that centre's catchment area. In the current environment this has involved not only expansion of entertainment and leisure precincts but the introduction of larger format specialty stores. These larger format specialty stores include: H&M, Bed Bath & Beyond, Dick's Sporting Goods and Borders Books in the United States; Rebel, Harvey Norman and JB Hi Fi in Australia; and Top Shop, Zara and New Look in the United Kingdom. There are also emerging new concepts from strong national chains which have created further demand for space at Westfield centres.

This approach has resulted in consistent growth in base rents for the entire portfolio and has enabled the Group to maintain a strong occupancy level for each of the regional portfolios.

Given the size of the global portfolio, Westfield is able to achieve significant economies of scale. The clustering strategy adopted in the United States, where the Group has a significant presence in Los Angeles, San Diego, Northern California, Chicago, St Louis and Tampa, is one example of how the Group creates operating efficiencies and savings by reducing the overall cost of advertising and services for a cluster of properties.

Various initiatives are also undertaken by Westfield to enhance net operating income at individual centres. Corporate partnership deals with Visa International, Coca-Cola and Vodafone allow these companies to implement sophisticated marketing campaigns that promote their brands directly to shoppers, whilst mall merchandising deals have been completed with corporates such as Foxtel, American Express, Estee Lauder and Sony.

Westfield's recognised excellence in retail management has led to long term joint ventures with significant partners in the various markets in which it operates.

Development and new business
The Group's development program is one of the primary drivers for sustained earnings growth for the Group.

The Westfield Group's property development activities encompass all of the elements of development, design, construction and leasing with a view to maximising returns on investment from both increased rental returns and capital appreciation of the asset.

The need to keep shopping centres relevant to consumers and retailers results in a continuous pipeline of redevelopment projects. The Westfield Group currently has 18 projects under construction globally with an estimated cost of approximately A$6.8 billion. In addition, the Westfield Group has identified major development opportunities at more than 40 of its shopping centres around the world which represents expected project commencements of approximately $1.5 to $2.0 billion each year for at least the next three years.

In the current environment, development projects generally provide higher income returns on capital invested when compared with initial returns from new acquisitions. In addition, the redeveloped property often benefits from a repositioning of the shopping centre resulting in an increase in capital value upon completion.

Westfield has a solid track record of completing projects on time and within budget. Much of the risk usually associated with property development is mitigated by having lease arrangements in place with anchor tenants before commencing construction. In addition, the risks associated with any individual development project are mitigated by the large number of projects underway globally at any point in time.

This overview of the Group's business strategy is supplemented by the specific information incorporated in this Report, in particular in the Chairman's Review and the Group Managing Directors' Review. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

1.5 Environmental Performance
Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has procedures in place to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application is closely monitored. Further information in relation to the Group's philosophy on the environment and the community is set out at pages 18 and 19 of the Annual Report.

2 Dividends
The following dividends were paid to Members during the Financial Year:

For the six months and shortened financial year ended 31 December 2004, paid 28 February 2005:

— 4.47 cents per share final dividend (100% franked at the corporate tax rate of 30%)[1] $75,234,114

For the six months ended 30 June 2005, paid 31 August 2005:

— 6.41 cents per share interim dividend (100% franked at the corporate tax rate of 30%)[2] for all ordinary shares; $110,020,041

— 4.32 cents per share interim dividend (100% franked at the corporate tax rate of 30%) for ordinary shares issued on 28 February 2005 pursuant to the Group's Distribution Reinvestment Plan

The following final dividend was declared for payment to Members with respect to the Financial Year, and paid on 28 February 2006:

— 4.09 cents per share final dividend (100% franked at the corporate tax rate of 30%)[3] for all ordinary shares; $71,332,538

— 2.71 cents per share final dividend (100% franked at the corporate tax rate of 30%) for ordinary shares issued on 31 August 2005 pursuant to the Group's Distribution Reinvestment Plan

[1] A distribution of 52.03 cents per ordinary WDC stapled security was paid on 28 February 2005. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

[2] A distribution of 51.07 cents per ordinary WDC stapled security and 34.42 cents per WDCNA (February 2005 DRP) stapled security was paid on 31 August 2005. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

[3] A distribution of 55.50 cents per ordinary WDC stapled security and 36.80 cents per WDCNB (August 2005 DRP) stapled security was paid on 28 February 2006. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

3 Directors & Secretaries

3.1 Board Membership & Qualifications
There have been no changes to the Board during the Financial Year.

Consequently, the following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr F G Hilmer AO, Mr D H Lowy AM, Mr R L Furman, Mr D M Gonski AO, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

Details of the qualifications, experience and special responsibilities of each of the Company's Directors as at the date of this Report are set out on pages 26 to 28 of the Annual Report.

3.2 Directors' Relevant Interests
The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	167,053,051
R L Furman	–
D M Gonski, AO	206,010
F G Hilmer, AO	189,433
S P Johns	1,563,559
J B Studdy, AM	38,573
FT Vincent	–
G H Weiss	20,000
D R Wills, AO	20,000
C M Zampatti, AM	236,125

None of the Directors hold options over any issued or unissued stapled securities in the Westfield Group.

3.3 Directors' attendance at meetings
The number of Directors' meetings, including meetings of Committees of the Board of Directors, held during the Financial Year and the number of those meetings attended by each of the Directors of the Company are shown below:

Number of Meetings held:	
Board of Directors:	7
Audit & Compliance Committee:	5
Remuneration Committee:	2
Nomination Committee:	1
Risk Management Committee:	3

	Board		Audit & Compliance		Remuneration		Nomination		Board Risk Management	
Directors	A	B	A	B	A	B	A	B	A	B
F P Lowy, AC	7	7	–	–	–	–	1	1	–	–
D H Lowy, AM	7	7	–	–	–	–	–	–	3	3
P S Lowy	7	7	–	–	–	–	–	–	–	–
S M Lowy	7	7	–	–	–	–	–	–	–	–
R L Furman	7	6	–	–	2	2	–	–	–	–
D M Gonski, AO	7	7	5	5	2	2	1	1	–	–
F G Hilmer, AO	7	7	5	5	2	2	–	–	–	–
S P Johns	7	7	5	5	–	–	–	–	3	3
J B Studdy, AM	7	7	5	5	–	–	–	–	–	–
F T Vincent	7	6	–	–	–	–	–	–	–	–
G H Weiss	7	7	–	–	–	–	–	–	3	3
D R Wills, AO	7	7	–	–	–	–	1	1	–	–
C M Zampatti, AM	7	7	–	–	–	–	1	1	–	–

A – Number of meetings eligible to attend
B – Number of meetings attended

3 Directors & Secretaries Continued

3.4 Directors' directorships of other listed companies

The following table sets out the directorships of other listed companies held by the Company's directors during the three years preceding the end of the Financial Year and up to the date of this Report, and the time for which each directorship has been held:

Director	Company	Date Appointed	Date Resigned
F P Lowy, AC	Westfield Management Limited[1]	16 January 1979	Continuing
	Westfield America Management Limited[2]	20 February 1996	Continuing
	Daily Mail & General Trust plc	14 December 1994	Continuing
D H Lowy, AM	Westfield Management Limited[1]	13 July 2004	Continuing
	Westfield America Management Limited[2]	13 July 2004	Continuing
P S Lowy	Westfield Management Limited[1]	1 May 1986	Continuing
	Westfield America Management Limited[2]	20 February 1996	Continuing
S M Lowy	Westfield Management Limited[1]	28 June 1989	Continuing
	Westfield America Management Limited[2]	20 February 1996	Continuing
R L Furman	Westfield America Management Limited[2]	29 May 2002	Continuing
	Westfield Management Limited[1]	13 July 2004	Continuing
D M Gonski, AO	Westfield Management Limited[1]	13 July 2004	Continuing
	Westfield America Management Limited[2]	13 July 2004	Continuing
	Coca-Cola Amatil Limited	1 October 1997	Continuing
	John Fairfax Holdings Limited	29 September 1993	8 April 2005
	Australia and New Zealand Banking Group Limited	7 February 2002	Continuing
F G Hilmer, AO	Westfield Management Limited[1]	13 July 2004	Continuing
	Westfield America Management Limited[2]	13 July 2004	Continuing
	John Fairfax Holdings Limited	9 November 1998	18 November 2005
S P Johns	Westfield Management Limited[1]	11 November 1985	Continuing
	Westfield America Management Limited[2]	20 February 1996	Continuing
	Brambles Industries Limited	1 August 2004	Continuing
	Brambles Industries plc	1 August 2004	Continuing
	Spark Infrastructure Group[3]	8 November 2005	Continuing
J B Studdy, AM	Westfield Management Limited[1]	1 January 2004	Continuing
	Westfield America Management Limited[2]	1 January 2004	Continuing
	Angus & Coote (Holdings) Limited	23 March 1999	Continuing
	Ten Network Holdings Limited	4 June 1998	Continuing
F T Vincent	Westfield Management Limited[1]	13 July 2004	Continuing
	Westfield America Management Limited[2]	29 May 2002	Continuing
	Time Warner Inc.	1993	Continuing
G H Weiss	Westfield Management Limited[1]	29 May 2002	Continuing
	Westfield America Management Limited[2]	13 July 2004	Continuing
	Ariadne Australia Limited	28 November 1989	Continuing
	Guinness Peat Group plc	31 March 1993	Continuing
	Tower Limited	27 March 2003	Continuing
	Capral Aluminium Limited	25 November 2003	Continuing
	Canberra Investment Corporation Limited	27 September 1995	Continuing
	Tag Pacific Limited	1 October 1988	Continuing
	Premier Investments Limited	11 March 1994	Continuing
	Australian Wealth Management Limited[4]	5 November 2004	Continuing
	Coats plc[5]	15 April 2003	Continuing
D R Wills, AO	Westfield Management Limited[1]	13 July 2004	Continuing
	Westfield America Management Limited[2]	13 July 2004	Continuing
	John Fairfax Holdings Limited	4 October 1994	27 August 2005
	Transfield Services Limited	6 March 2001	27 August 2005
C M Zampatti, AM	Westfield Management Limited[1]	13 July 2004	Continuing
	Westfield America Management Limited[2]	13 July 2004	Continuing

[1] Westfield Management Limited as responsible entity for a) Westfield Trust, a managed investment scheme whose securities are stapled to units in Westfield America Trust and shares in the Company and which trade on the ASX as Westfield Group; and b) Carindale Property Trust, a listed managed investment scheme. Westfield Management Limited became responsible entity of Carindale Property Trust on 21 December 2000.

[2] Westfield America Management Limited as responsible entity for Westfield America Trust, a managed investment scheme whose securities are stapled to units in Westfield Trust and shares in the Company and which trade on the ASX as Westfield Group.

[3] while Mr Johns was appointed to the Board on this date, Spark Infrastructure Group did not list on the Australian Stock Exchange until 16 December 2005.

[4] while Dr Weiss was appointed to the Board on this date, Australian Wealth Management Limited did not list on the Australian Stock Exchange until 15 February 2005.

[5] Coats plc delisted from the London Stock Exchange in 2003, although its preference shares were listed on that Exchange until 29 June 2005.

3 Directors & Secretaries Continued

3.5 Secretaries

As at the date of this Report, the Company had the following Secretaries:

Ms Maureen T McGrath

Ms McGrath holds Bachelor of Jurisprudence and Bachelor of Laws degrees. She has been a Secretary of the Company since July 2002. Ms McGrath has practised as a solicitor and corporate lawyer for over 17 years and was a solicitor and later a senior associate with Mallesons Stephen Jaques for 11 years before joining Westfield in 2000.

Mr Simon J Tuxen

Simon Tuxen joined Westfield in July 2002 as Group General Counsel and Company Secretary. Mr Tuxen holds a Bachelor of Laws degree, and has practised as a solicitor and corporate lawyer for over 20 years. Prior to joining Westfield, he was the General Counsel of BIL International Limited in Singapore and the Group Legal Manager of the Jardine Matheson Group in Hong Kong. Mr Tuxen was a partner with Mallesons Stephen Jaques from 1987 to 1993.

4 Options

Details of the unissued ordinary shares in the Company under options as at the date of this Report are provided in Note 25 (a) to the Financial Statements (page 56).

Details of fully paid ordinary shares in the Company which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued shares are provided in Note 25 (a)(v) to the Financial Statements (page 57).

5 Indemnities and Insurance Premiums

Subject to the following, no indemnity was given or insurance premium paid during or since the end of the Financial Year for a person who is or has been an officer or auditor of the Group.

The Company's Constitution provides that a person who is or has been a Director or Secretary of the Company is entitled to be indemnified out of the property of the Company against liabilities incurred by the person in that capacity and for all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of that capacity unless the Company is forbidden by statute to indemnify the person or an indemnity by the Company of the person would, if given, be made void by statute.

The Group has paid premiums for directors' and officers' liability insurance in respect of Directors, Secretaries and Executive Officers of the Group as permitted by the Corporations Act 2001. The terms of the insurance policy prohibit disclosure of details of the nature of the liabilities covered by, and the amounts of the premiums payable, under that insurance policy.

6 Audit

6.1 Audit and Compliance Committee

As at the date of this Report, the Company had an Audit and Compliance Committee of the Board of Directors.

6.2 Non-audit services and Audit Independence

Details of the amount paid to the auditor, which includes amounts paid for non-audit services, are set out in Note 38 to the Financial Statements (page 70). The Board is satisfied that the provision of non-audit services by the auditor during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Furthermore, the provision of non-audit services by the auditor during the year did not compromise the independence requirements under the Corporations Act 2001 because:

— pursuant to the relevant legislation, professional regulations and guidance issued by the Australian accounting profession relating to auditor independence, a Charter of Audit Independence was established and adopted by the Audit & Compliance Committee and the Board in 2003. The Charter sets out the categories of non-audit services that the auditor may or may not undertake. Those categories of permitted services remain subject to the overriding principle that a non-audit service may not be provided in any circumstance where it would be detrimental to the actual or perceived independence of the statutory auditor;

— the Charter of Audit Independence provides a mechanism by which approval for non-audit services proposed to be performed by the auditor is required to be given prior to the provision of such non-audit services, providing an appropriate review point for independence issues prior to engagement;

— the Charter of Audit Independence was reviewed and amended in September 2004 to comply with the CLERP 9 amendments to the Corporations Act 2001. The relevant amendments to the Charter had the effect of broadening the categories of prohibited non-audit services;

— since the adoption of the Charter of Audit Independence, the auditor has reported at least twice each year as to its compliance with the terms of the Charter and, in all instances, confirmed the position that the independence of Ernst & Young as statutory auditor has been maintained;

— the auditor has provided an Auditor's Independence Declaration to the Board declaring that there has been no contravention of the auditor independence requirements of the Act or of any applicable code of professional conduct and that the Charter of Audit Independence had been complied with.

6.3 Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Partner

Sydney 20 March 2006

7 Remuneration Report

7.1 Remuneration Environment

The experience of the Group in the Financial Year has highlighted the impact of the global environment in which the Group now competes for human resources. The Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Group's business and our philosophy of intensive management of the Group's business means that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting and transferring skills to the Group's business in various locations around the world.

The environment in which the Group operates is extremely competitive. The Westfield executive team is highly regarded and retention of the team is one of the major human resource challenges facing the Group. At all levels within the business, continuity within the executive team is an important factor in maintaining the Group's record of high performance over a sustained period. Achieving that continuity is a constant challenge, particularly given the current high level of demand globally for executives with specific skills in many areas required by the Group. Every effort is made to attract, develop and retain the best available executive talent.

7.2 Remuneration Committee

7.2.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its charter, a copy of which is available on the Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- — determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- — determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- — reviewing contractual rights of termination for members of the senior executive team;
- — reviewing the appropriateness of the Group's succession planning policies;
- — reviewing policy for participation by senior executives in equity-linked plans;
- — reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- — administering the equity-linked plans as required in accordance with the rules of the plans.

7.2.2 Membership and meetings

The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met twice in the Financial Year. All members of the Committee attended the meetings.

7.3 Remuneration of Non-Executive Directors

7.3.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limit set by Members) acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for Members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director Remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions) a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair. There was no increase in the fees paid to Non-Executive Directors in the Financial Year.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by Members at the Annual General Meeting of the Company held in November 2004.

None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

7.3.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
F G Hilmer, AO	150,000	30,000	30,000	–	–	18,000	–	228,000
D H Lowy, AM	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	150,000	–	–	–	–	12,000	–	162,000
D M Gonski, AO	150,000	–	20,000	–	6,000	12,000	–	188,000
S P Johns	150,000	–	20,000	18,000	–	–	420,000[(1)]	608,000
J B Studdy, AM	150,000	–	20,000	–	–	–	–	170,000
F T Vincent	150,000	–	–	–	–	–	–	150,000
G H Weiss	150,000	–	–	18,000	–	–	–	168,000
D R Wills, AO	150,000	–	–	–	6,000	–	–	156,000
C M Zampatti, AM	150,000	–	–	–	6,000	–	–	156,000

[(1)] Following his retirement as an Executive Director in October 2003, Mr. Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues.

7 Remuneration Report Continued

7.3 Remuneration of Non-Executive Directors Continued

7.3.3 Other Entitlements

Short term employee benefits (Primary)
Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 7.3.2.

Non-Executive Directors are not entitled:
a) to short-term compensated absences;
b) to short-term cash profit sharing or other cash or performance related bonus; or
c) to non-monetary or other short-term employee benefits.

Post-employment benefits
Non-Executive Directors are not entitled:
a) to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
b) to any other post-employment benefit.

Other long-term employee benefits
Non-Executive Directors are not paid or entitled to any long term employee benefits.

Termination benefits
Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments (Equity)
Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans nor are they paid or entitled to share based compensation.

7.4 Group Managing Directors and other senior executives

7.4.1 Policy
In this section, a reference to senior executives includes the Group Managing Directors and Specified Executives (being those Key Management Personnel, other than the Directors, and numbering at least five who were part of the five highest remunerated executives for the Financial Year). Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:
— enable the Group to attract and retain key executives who will create sustainable value for Members;
— properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
— appropriately align the interests of executives with Members; and
— comply with applicable legal requirements and appropriate standards of governance.

The Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant executive. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

Implementation of this policy has over time, resulted in Westfield attracting and retaining experienced senior executives who provide stability and continuity for the Westfield Group.

7.4.2 Base salary
Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and where relevant, promotion.

7.4.3 Short term variable bonus
Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives, in respect of the Group Managing Directors and the Group's most senior executives, are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures chosen are based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider the role which the executive played in any major acquisition or capital transaction during the year as this contribution may have played a vital role in the success of the Westfield Group in that year.

7.4.4 Equity-linked incentives
The Westfield Group has two equity-linked incentive plans: the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan").

In 2004, at the time of the Merger, the EDA Plan and PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Prior to 2002, the Company used options with an exercise price at or above market value as the principal means of providing long term equity incentives. There are currently 932,700 options on issue, the last of which will expire in 2008. The Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than granting options with an exercise price at or above market value, awards granted under the new Plans are more in the nature of restricted stock where the executive would be entitled to receive a Westfield Group security on exercise.

However, as explained below, the new Plans are synthetic and executives receive cash payments rather than actual securities.

7.4.4 Equity-linked incentives Continued

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan of up to 10% of that base salary or $15,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan generally requires that the executive remain employed by the Westfield Group throughout the vesting period. In special circumstances (eg. death, redundancy or retirement) the Board retains discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

7.4.5 The Westfield Group equity-linked Plans

The EDA Plan is a plan in which senior and high performing executives participate. There are currently 251 executives world-wide participating in the EDA Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. With the exception of awards issued in connection with the Retention Plan referred to in 7.4.6, there are no additional performance hurdles applicable during the vesting period.

The EDA Plan is intended to use the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 13 executives world-wide, including the Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

a) qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which will relate to the financial and operating targets of the Group in the Financial Year together with any other matters which the Board or Remuneration Committee consider appropriate; and

b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives will be informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the Financial Year.

The hurdle chosen by the Remuneration Committee for the 2006 Qualifying Year also reflects the focus on achieving a distribution per security consistent with the Group's current forecasts for the 2006 financial year ("FY2006").

Specifically the PIP hurdle for FY06 requires achievement of the forecast distribution of $1.065 per stapled security on the basis that:

a) the forecast distribution of not less than 54.5 cents in the six months to 30 June 2006 will include a distribution of project profits; and

b) thereafter, the distribution will be made in accordance with the distribution policy announced by the Group in February 2006. That is, the distribution will be not more than 100% of Operational segment earnings (as adjusted for realised gains and losses from hedging the Group's overseas net income). Operational segment earnings will be reported by the Group on the basis announced in February 2006.

The hurdle chosen by the Remuneration Committee reflects the importance of the Group achieving its forecast distributions in FY06 in accordance with the new distribution policy. That distribution policy focuses on strengthening earnings from the Operational segment as a key driver of earnings per stapled security and of future growth for the Group.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award. The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described in section 7.4.4 above.

7 Remuneration Report Continued

7.4.6 Retention Plan

The Board and the Remuneration Committee have acknowledged that in 2005 there was generally strong upward pressure on remuneration in the markets in which the Group operates. The increasingly global nature of the employment market in which the Group operates is particularly evident in the case of executives with design, development and construction expertise who are in high demand and are keenly sought by the Group and by our local and international competitors.

In 2005, the Board decided to utilise the EDA Plan to make non-recurring awards to five of the Group's most senior operational and finance executives. Neither the Executive Chairman nor the Group Managing Directors will receive these awards. These awards have been granted with effect from 1 January 2006 and will vest in full on 1 January 2011, provided the recipient remains employed by the Group at that time. The nominal value of these awards at the time of granting is $23 million – a figure which will be amortised over the five year life of the awards.

As noted above, these awards are intended to provide a further incentive to a small number of the Group's most senior executives in order to better secure their services over the next five years. In granting these awards, the primary objective of the Group is retention of key executives for an extended period. In order to ensure that the relevant executives continue to perform at the high level required by the Group, the vesting of the awards is subject to a performance hurdle which requires that, over the five year vesting period, each executive must achieve at least 50% of his target performance bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

As the awards will be granted in the 2006 financial year, the allocation of these awards amongst the Group's senior executives will be disclosed in future Remuneration Reports.

7.5 Performance of the Westfield Group

7.5.1 Performance of the Company

Although the performance of the Group by comparison with its domestic and international peers is reviewed regularly, the remuneration policy of the Group is more focused on achievement of the Group's internal financial and operational objectives. Westfield regards achievement of these objectives as the appropriate criteria for determining remuneration rather than simply measuring relative performance against an external comparator group. The incentive to achieve these financial and operational objectives creates an alignment with the interests of security holders which is enhanced by the fact that the remuneration ultimately derived by executives from the equity-linked incentive plans (which in the case of senior executives is a significant proportion of overall remuneration) will depend on movements in the price of Westfield Group securities over a period of three to five years.

During the four year period to 30 June 2004 the Company delivered consistent and significant profit increases to Members. The Company's earnings per share growth averaged 19.7% per annum which was more than three times higher than that achieved by all companies on average in the S&P/ASX 200 Index (refer to table below). During the same period assets under management increased by approximately 18% per annum from $21.0 billion to $36.6 billion.

Financial year to 30 June	Company's EPS [1]	Company's EPS growth (annual)
2004	57.70	14.0%
2003	50.63	21.7%
2002	41.60	31.1%
2001	31.71	12.7%
Average compound growth per annum		**19.7%**

[1] Diluted earnings per share (cents) and, in respect of 2004 only, before Merger and capital restructure charges.

During the period since the Merger assets under management have increased by 43.9% from $36.6 billion to $52.5 billion. Details of the Group's earnings per share since the Merger are detailed below.

Financial year to 31 December	Westfield Group's EPS [1]	Westfield Group's EPS growth (annual) [2]
2005	247.57	–
2004 [3]	155.32	–

[1] EPS (diluted earnings per security (cents)) is calculated under AIFRS (as opposed to AGAAP which was used to calculate the Company's EPS for the four years ended 30 June 2004).

[2] As the financial year was a shortened financial year from 30 June 2004 to 31 December 2004, there is no comparable period against which to compare the Group's EPS growth.

[3] The financial year was a shortened financial year from 30 June 2004 to 31 December 2004.

7 Remuneration Report Continued

7.5 Performance of the Westfield Group Continued

7.5.1 Performance of the Company Continued

Dividends paid during the four year period to 30 June 2004 are as follows:

Financial year to 30 June	Annual dividend per share (cents)	Annual dividend total ($)
2004	28.92	77,432,000
2003	25.57	76,458,000
2002	21.05	73,219,000
2001	16.03	46,265,000

Distributions paid during the 18 months period to 31 December 2005 are as follows:

Financial year to 31 December	Annual distributions per stapled security (cents)	Annual distributions total ($)
2005	106.57	1,838,300,000
2004 [1]	52.03	872,600,000

[1] The financial year was a shortened financial year from 30 June 2004 to 31 December 2004.

Movement in the Company's share price over the four year period to 30 June 2004 is shown in the chart below. Movement in the Westfield Group's security price since the Merger to 13 March 2006 is also shown in the chart below.

SHARE PRICE MOVEMENTS



$20.0
WESTFIELD HOLDINGS (WHL)
WESTFIELD GROUP (WDC)
$18.0
$16.0
$14.0
$12.0
$10.0
JUN 00
DEC 00
JUN 01
DEC 01
JUN 02
DEC 02
JUN 03
DEC 03
JUN 04
DEC 04
JUN 05
DEC 05
MAR 06

7 Remuneration Report Continued

7.5 Performance of the Westfield Group Continued

7.5.2 Performance of the Westfield Group

The achievements of the Westfield Group for the Financial Year include the following:

- earnings per security and distributions per security forecasts made in the Explanatory Memorandum for the Merger have been met;
- an increase in the gross value of investments under management of 25% from $41.9 billion to $52.5 billion (including a valuation uplift of $2.8 billion);
- the acquisition of interests in shopping centres and development assets totaling $1.5 billion;
- the completion of eight major development projects with an aggregate cost of $1.0 billion;
- the commencement of 12 new developments with an aggregate project cost of $2.1 billion;
- strong operating performance across all markets; and
- $5 billion of new financing facilities put in place with $2.35 billion raised from the Sterling and Eurobond debt market and a further $2.65 billion from a US syndicated bank facility.

As a consequence of the Merger, the Westfield Group is included in the S&P/ASX Property Trust Index with a weighting of approximately 32% of that index.

As the Westfield Group was formed in July 2004, the performance of the Group can only be charted from that date. However, in the period prior to the implementation of the Merger (and post announcement of the Merger on 22 April 2004) there was a significant uplift in the prices of the securities of each of the Company, Westfield Trust and Westfield America Trust. At the date of announcement of the Merger the market capitalisation of the three entities was approximately $22 billion. This increased by approximately 13.6% to approximately $25 billion as at 25 May 2004 (being the date of the Explanatory Memorandum for the Merger) and to $27 billion by 30 June 2004.

Accordingly, the chart below shows the performance of the Group against the S&P/ASX Property Trust Accumulation Index adjusted to the date of the announcement of the Merger on 22 April 2004. As evidenced by the chart below, the performance of the Westfield Group has approximated the movements in the Index during that period.

PERFORMANCE AGAINST S&P/ASX PROPERTY TRUST ACCUMULATION INDEX SINCE THE ANNOUNCEMENT OF THE MERGER


150
140
130
120
110
100
90
WESTFIELD GROUP (WDC) INCLUDING DISTRIBUTIONS
S&P/ASX PROPERTY TRUST ACCUMULATION INDEX (ASASPROP)
MAY 04
JUL 04
SEP 04
NOV 04
JAN 05
MAR 05
MAY 05
JUL 05
SEP 05
NOV 05
JAN 06
MAR 06

Source: Bloombergs

Note: As the Group was not formed until July 2004, the Company's share price and dividends have been used for the period 22 April 2004, being the date of the announcement of the Merger, to 5 July 2004 being the date the Group's stapled securities commenced trading on a deferred settlement basis.

The performance of the Westfield Group against the S&P/ASX Property Trust Accumulation Index for the Financial Year is shown in the chart below.

PERFORMANCE AGAINST S&P/ASX PROPERTY TRUST ACCUMULATION INDEX 2005 FINANCIAL YEAR


120
110
100
90
80
WESTFIELD GROUP (WDC) INCLUDING DISTRIBUTIONS
S&P/ASX PROPERTY TRUST ACCUMULATION INDEX (ASASPROP)
DEC 04
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05
JUL 05
AUG 05
SEP 05
OCT 05
NOV 05
DEC 05

Source: Bloombergs

7 Remuneration Report Continued

7.6 Remuneration of Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

7.6.1 Executive Chairman

The term of Mr Frank Lowy's service contract is renewed by agreement between the parties every two years. The remuneration under that contract is reviewed by the Remuneration Committee on renewal. The current arrangements provide, in respect of the 12 month period ending 30 June 2006, for:

a) a base salary of $8 million;

b) an annual performance bonus of $5 million payable if the Westfield Group achieves the forecast distribution (as detailed in the Explanatory Memorandum for the Merger) of $1.10 per stapled security in respect of that year; and

c) other benefits as detailed in the table below.

Mr Lowy is the co-founder of Westfield and has overseen the success of the Company since 1960. Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $81,000.

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year ended 31 December 2005.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary	
Fixed	8,000,000
— Cash bonus (accrued)[1]	
At risk	4,500,000
— Other short term employee benefits[2]	
Fixed	44,159
— Non monetary benefits[3]	
Fixed	664,667
Post Employment Employee Benefits	
— Pension and superannuation benefits[4]	
Fixed	81,000
Other Long Term Benefits	-
Termination Benefits	-
Share Based Payments (Equity)[5]	-
Total Remuneration	**13,289,826**

[1] The bonus is only payable if the Westfield Group meets its forecast distributions as outlined above.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Group's aircraft which is classified as private usage ($661,766). The entitlement to private usage of the Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation during the Financial Year.

7 Remuneration Report Continued

7.6 Remuneration of Executive Directors Continued

7.6.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

— Has been with the Group since 1983.
— Managing Director since 1997. In January 2006, Mr Lowy's title changed to Group Managing Director. There has been no change to his responsibilities within the Group.
— Has resided in the United States since 1990.
— Salary and bonus is reviewed annually by the Remuneration Committee.
— Base salary of US$1,500,000 per annum for the Financial Year. Mr Lowy's revised base salary effective 1 January 2006 is US$2,500,000 per annum.
— No formal service contract is in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
— Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary[1]	
Fixed	1,924,751
— Cash bonus(accrued)[2]	
At risk	2,500,000
— Other short term employee benefits[3]	
Fixed	(98,071)
— Non monetary benefits[4]	
Fixed	43,237
Post Employment Employee Benefits	
Pension and superannuation benefits	–
Share Based Payments (Equity)[5]	
— EDA Plan[6]	
At risk	354,635
— PIP Plan[7]	
At risk	613,673
Other Long Term Benefits[6][7]	–
Total Remuneration	**5,338,225**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is equivalent to US$1,500,000.
[2] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.
[3] Comprising annual leave entitlements.
[4] Comprising medical benefits.
[5] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to notes (6) and (7) for share based payments.
[6] Mr Peter Lowy has participated in the EDA Plan from 1 January 2005. Refer to the table at 7.6.3 for details of awards held by of Mr Lowy under the EDA Plan.
[7] Mr Peter Lowy has participated in the PIP Plan from 1 January 2006. Refer to the table at 7.6.4 for details of awards held by Mr Lowy under the PIP Plan.

7 Remuneration Report Continued

7.6 Remuneration of Executive Directors Continued

7.6.2 Group Managing Directors Continued

Mr Steven Lowy

- Has been with the Group since 1987.
- Managing Director since 1997. In January 2006, Mr Lowy's title changed to Group Managing Director. There has been no change to his responsibilities within the Group.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of $1,500,000 per annum for the Financial Year. Mr Lowy's revised base salary effective 1 January 2006 is $2,500,000 per annum.
- No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary	
Fixed	1,500,000
— Cash bonus (accrued)[1]	
At risk	2,500,000
— Other short term employee benefits[2]	
Fixed	(21,277)
— Non monetary benefits	-
Post Employment Employee Benefits	
Pension and superannuation benefits	-
Share Based Payments (Equity)[3]	
— EDA Plan[4]	
At risk	354,635
— PIP Plan[5]	
At risk	613,673
Other Long Term Benefits[4][5]	-
Total Remuneration	**4,947,031**

[1] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.
[2] Comprising annual leave and long service leave entitlements.
[3] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to notes (4) and (5) for share based payments.
[4] Mr Steven Lowy has participated in the EDA Plan from 1 January 2005. Refer to the table at 7.6.3 for details of awards held by of Mr Lowy under the EDA Plan.
[5] Mr Steven Lowy has participated in the PIP Plan from 1 January 2006. Refer to the table at 7.6.4 for details of awards held by Mr Lowy under the PIP Plan.

7.6.3 Group Managing Directors: participation in the EDA Plan

The following table details awards under the EDA Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value[1] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Lowy								
Group Managing Director	1 Jan 05	47,775	1 Jan 08	1,593 (Feb 06)	49,368	886,485	N/A	354,635
Steven Lowy								
Group Managing Director	1 Jan 05	47,775	1 Jan 08	1,593 (Feb 06)	49,368	886,485	N/A	354,635

[1] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

7 Remuneration Report Continued

7.6 Remuneration of Executive Directors Continued

7.6.4 Group Managing Directors: participation in the PIP Plan

The following table details awards under the PIP Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value[1] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Lowy								
Group Managing Director	1 Jan 06	111,465	55,733: 1 Jan 09 55,732: 1 Jan 10	3,500 (Feb 06)	114,965	2,149,393	Satisfied[2]	613,673
Steven Lowy								
Group Managing Director	1 Jan 06	111,465	55,733: 1 Jan 09 55,732: 1 Jan 10	3,500 (Feb 06)	114,965	2,149,393	Satisfied[2]	613,673

[1] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the Qualifying Hurdle is achieved and the employee remains employed with the Group for the full term of the PIP Plan.

[2] The Group Managing Directors became eligible to participate in the PIP Plan on 1 January 2006 following satisfaction of the performance hurdle for the 2005 Qualifying Year. The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the Financial Year.

7.7 Executive Remuneration and Termination Arrangements

7.7.1 Service contracts and termination arrangements

This report incorporates details of the Specified Executives, being the Key Management Personnel (other than the Directors) numbering at least five, who received the highest remuneration for the Financial Year.

A range of service arrangements operate within the Group. As noted in the table on page 103, Mr Jordan has been with the Westfield Group in excess of 18 years and Mr Allen has been with the Group in excess of ten years. There are no formal service contracts for Mr Jordan and Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

Since the expiry of Mr Wong's three year contract with the Group in February 2006, Mr Wong's employment terms are governed by Californian employment law.

It is the Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

7 Remuneration Report Continued

7.7 Executive Remuneration and Termination Arrangements Continued

7.7.1 Service contracts and termination arrangement Continued

The table below outlines the terms of the service contracts with Specified Executives. [1]

Name and Title	Employing Company	Commencement Date	Term	Termination Provisions/benefits
Richard Green Vice Chairman – Operations United States	Westfield Corporation, Inc.	1 June 1980	1 year ending 31 December 2006	The Company may terminate the contract for cause on 30 days' written notice. There is no provision for termination without cause. No termination benefit is payable.
Michael Gutman Managing Director UK and Europe	Westfield Shoppingtowns Limited	22 September 1993	3 years ending 31 May 2008	At the end of the term, if the executive does not continue with the Group, the Company will pay one year's base salary and other accrued entitlements. Any unvested awards granted under the equity-linked incentive plans will vest and may be exercised by the executive.
Kenneth Wong Managing Director United States	Westfield Corporation, Inc.	27 February 2003	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Robert Jordan Managing Director	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

[1] In January 2006, the titles of Michael Gutman, Kenneth Wong and Robert Jordan were changed respectively to Managing Director, UK & Europe, Managing Director, United States and Managing Director, Australia and New Zealand. There has been no change to their respective responsibilities within the Group.

7 Remuneration Report Continued

7.7 Executive Remuneration and Termination Arrangements Continued

7.7.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

Executive	Short Term Employee Benefits (Primary)				Post Employment Employee Benefits	Share Based Payments (Equity)[4]		Termination Benefits	Other Long Term Benefits	Total[7]
	Base Salary	Accrued Bonus	Other Short Term Employee Benefits	Non Monetary Benefits		EDA Plan	PIP Plan			
	Fixed[1] $	At Risk[2] $	Fixed[3] $	Fixed $		At Risk[5] $	At Risk[6] $			
Richard Green Vice Chairman – Operations United States	1,311,992	1,967,987 Vested: 100%	–	69,394[8]	–	–	–	–	–	3,349,373
Michael Gutman Managing Director UK & Europe	811,262	811,262 Vested: 100%	17,806[9]	1,099,875[10]	–	123,192	245,491	–	–	3,108,888
Kenneth Wong Managing Director United States	918,394	918,394 Vested: 100%	924[11]	153,444[12]	–	30,847	310,870	–	–	2,332,873
Peter Allen Group Chief Financial Officer	850,000	700,000 Vested: 100%	82,820[13]	100,509[14]	–	171,176	245,491	–	–	2,149,996
Robert Jordan Managing Director Australia and New Zealand	850,000	700,000 Vested: 100%	33,781[15]	–	–	83,144	245,491	–	–	1,912,416

[1] Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Wong, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Group (see note 12 below).
[2] No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.
[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year.
[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer to notes (5) and (6) for share based payments.
[5] Refer to the table at 7.7.3.
[6] Refer to the table at 7.7.4.
[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.
[8] Comprising medical and other benefits.
[9] Comprising annual leave and other entitlements.
[10] Comprising normal expatriate benefits including medical benefits, accommodation, school fees, home leave (plus fringe benefits tax on those benefits) paid to compensate the executive for additional costs incurred as an expatriate.
[11] Comprising annual leave entitlements.
[12] Comprising medical benefits and deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan.
[13] Comprising annual leave and long service leave entitlements.
[14] Comprising loan forgiveness and related fringe benefits tax.
[15] Comprising annual leave and long service leave entitlements.

7.7.3 Specified Executives: participation in the EDA Plan

The following chart details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value[1] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Allen Group Chief Financial Officer	1 Sep 04	23,060	1 Sep 07	713 (Feb 05) 710 (Aug 05) 769 (Feb 06)	25,252	427,889	N/A	171,176
Michael Gutman Managing Director UK and Europe	1 Sep 04	16,595	1 Sep 07	514 (Feb 05) 511 (Aug 05) 554 (Feb 06)	18,174	307,944	N/A	123,192
Robert Jordan Managing Director Australia and New Zealand	1 Sep 04	11,200	1 Sep 07	347 (Feb 05) 345 (Aug 05) 374 (Feb 06)	12,266	207,837	N/A	83,144
Kenneth Wong Managing Director, United States	1 Jan 05	4,155	1 Jan 08	129 (Feb 05) 128 (Aug 05) 139 (Feb 06)	4,551	77,108	N/A	30,847

[1] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

7 Remuneration Report Continued

7.7 Executive Remuneration and Termination Arrangements Continued

7.7.4 Specified Executives: participation in the PIP Plan

The following table details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Allen Group Chief Financial Officer	1 Jan 06	44,590	22,295: 1 Jan 09 22,295: 1 Jan 10	1,400 (Feb 06)	45,990	859,834	Satisfied [2]	245,491
Michael Gutman Managing Director UK and Europe	1 Jan 06	44,590	22,295: 1 Jan 09 22,295: 1 Jan 10	1,400 (Feb 06)	45,990	859,834	Satisfied [2]	245,491
Robert Jordan Managing Director Australia and New Zealand	1 Jan 06	44,590	22,295: 1 Jan 09 22,295: 1 Jan 10	1,400 (Feb 06)	45,990	859,834	Satisfied [2]	245,491
Kenneth Wong Managing Director United States	1 Jan 06	56,465	28,233: 1 Jan 09 28,232: 1 Jan 10	1,773 (Feb 06)	58,238	1,088,821	Satisfied [2]	310,870

[1] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the Qualifying Hurdle is achieved and the employee remains employed with the Group for the full term of the PIP Plan.

[2] The Specified Executives became eligible to participate in the PIP Plan on 1 January 2006 following satisfaction of the performance hurdle for the 2005 Qualifying Year for the Financial Year. The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the Financial Year.

8 ASIC disclosures

8.1 Rounding

The Company is of a kind referred to in Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in this Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

8.2 Synchronisation of Financial Year

Carindale Property Trust is a consolidated entity of the Company. By an order dated 27 June 2005 made by the Australian Securities and Investments Commission, the directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the Financial Year of Carindale Property Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Executive Chairman

F G Hilmer, AO
Deputy Chairman
20 March 2006

Corporate Governance Statement

The Westfield Group, comprising the Company, Westfield Trust and Westfield America Trust, through its Boards and its executives, recognises the need to establish and maintain corporate governance policies and practices which reflect the requirements of the market regulators and participants and the expectations of members and others who deal with the Westfield Group. These policies and practices will remain under constant review as the corporate governance environment and good practice evolve.

This Statement outlines the Westfield Group's main corporate governance practices during the Financial Year and addresses the recommendations of the ASX Corporate Governance Council and the extent of the Group's compliance with them as at the end of the Financal Year. As at 31 December 2005, the Westfield Group has achieved substantial compliance with the recommendations. Corporate governance documentation, including charters and relevant corporate policies and codes, can be found on the westfield.com website.

Principle 1: Lay solid foundations for management and oversight.

1.1 Functions of board and management

In June 2004, the Westfield Group adopted and published a document setting out matters reserved to its Boards. In July 2004, immediately after the merger of the Company, Westfield Trust and Westfield America Trust, changes to the Boards of the Company, Westfield Management Limited ("Westfield Management") (as responsible entity of Westfield Trust) and Westfield America Management Limited ("Westfield America Management") (as responsible entity of Westfield America Trust) were effected so that there was uniform membership across each of these Boards[1]. Specifically, the Board reserved its authority over the following matters except where such matters are expressly delegated to a committee of the Board, a managing director or another nominated member of the senior management team:

- strategy and direction;
- financial controls, compliance and risk management;
- corporate structure;
- appointment of directors, a managing director, the chief financial officer, company secretary and the external auditor;
- the manner and limits of delegation of authority;
- significant policies affecting the Group as a whole; and
- corporate governance matters.

The listing of matters reserved for the Board, which is available on the westfield.com website, formally sets out what has been the practice of the Board over a number of years.

At the same time, the Board also adopted a Board Charter which sets out the objectives, responsibilities and framework for the operation of the Board.

As part of the induction process, directors sign a letter of appointment which sets out the key terms and conditions on which each director is appointed. This letter provides that if a Director ceases to be a Director of the Company for any reason, he/she must also resign as a Director of Westfield Management and Westfield America Management. The letter also sets out a procedure by which Directors are able to take independent professional advice at the Group's expense. Directors are encouraged to direct any enquiries or requests for additional information to the Company Secretary, who will facilitate a response to the query and/or provide the Director with the requested information.

[1] Unless otherwise specified, the Boards of the individual entities sit as the "Westfield Group". For the balance of this statement, the Westfield Group Board will be referred to as "the Board".

Principle 2: Structure the board to add value

2.1 Independent directors

Until July 2004, each of the Boards of the Company, Westfield Management and Westfield America Management comprised ten directors. Prior to the Merger, there was not a common Board of Directors for these entities. Following the Merger, the composition of the Westfield Group Board is set out in the table below:

Name	Position Held	Independent (Y/N)	Date Appointed to WHL Board	Date Appointed to WML Board[1]	Date Appointed to WAML Board[1]	Length of tenure at 31/12/05[2]
Frank P Lowy, AC	Executive Chairman/Executive Director	N	1960	1979	1996	45 years[3]
Frederick G Hilmer, AO	Deputy Chairman / Non-Executive Director	Y	1991	2004	2004	14 years
David H Lowy, AM	Deputy Chairman / Non-Executive Director	N	1981	2004	2004	24 years
Roy L Furman	Non-Executive Director	Y	2004	2004	2002	3 years
David M Gonski, AO	Non-Executive Director	Y	1985	2004	2004	20 years
Stephen P Johns	Non-Executive Director	N	1985	1985	1996	20 years
Peter S Lowy	Group Managing Director / Executive Director	N	1987	1986	1996	19 years
Steven M Lowy	Group Managing Director / Executive Director	N	1989	1989	1996	16 years
John B Studdy, AM	Non-Executive Director	Y	2004	2004	2004	2 years
Francis T Vincent	Non-Executive Director	Y	2004	2004	2002	3 years
Gary H Weiss	Non-Executive Director	Y	2004	2002	2004	3 years
Dean R Wills, AO	Non-Executive Director	Y	1994	2004	2004	11 years
Carla M Zampatti, AM	Non-Executive Director	Y	1997	2004	2004	8 years

[1] Mr F Hilmer, Mr D Lowy, Mr D Gonski, Mr D Wills and Ms C Zampatti previously served as directors of this Board, but resigned in May 2002. This date reflects the most recent date of appointment to this Board.

[2] Length of tenure calculated from year of first appointment to the Company (or any of its predecessor vehicles), Westfield Management or Westfield America Management.

[3] This includes Mr Lowy's service on the Boards of predecessor vehicles.

Principle 2: Structure the board to add value Continued

2.1 Independent directors Continued

Biographies of the Directors are included in the section on the Board of Directors in this Annual Report.

As indicated in the table of the 13 Directors on the Board, eight are considered to be independent. Therefore, a majority of the Directors are independent.

The Board Charter requires that the Board regularly assesses the independence of each Director in light of the terms of the Board Charter, the interests they have disclosed and such other factors as the Board determines are appropriate to take into account. In making this determination the Board is seeking to assess whether Directors are:

— independent of management; and

— free of any business or other relationship that could materially interfere or be perceived to materially interfere with their unfettered and independent judgement; and

— capable of making decisions without bias and which are in the best interests of all members.

A Non-Executive Director will not be regarded as an independent Director if that Director:

a) is a substantial securityholder of the Westfield Group or an officer of, or otherwise associated directly with, a substantial shareholder of the Westfield Group;

b) within the last three years has been employed in an executive capacity by any member of the Group, or been a Director after ceasing to hold any such employment;

c) within the last three years has been a partner or a senior management executive with audit responsibilities of a firm which has acted in the capacity of statutory auditor of any member of the Group;

d) within the last three years has been a principal, employee or consultant of a material professional adviser to any member of the Group – for this purpose a material professional adviser is an adviser whose billings to the Group exceed 5% of the adviser's total revenues;

e) is a principal, employee or associate of a material supplier to, or material customer of, any member of the Group – for this purpose a material supplier to the Group means a supplier whose revenues from the Group exceed 5% of the supplier's total revenues. A material customer is a customer whose payments to the Group exceed 5% of the customer's operating costs;

f) has a material contractual relationship with any member of the Group other than as a director of the Westfield Group Board; and

g) has any interest or business or other relationship which could materially interfere with the director's ability to act in the best interests of the Group and independently of management.

As regards the Non-Executive Directors of the Westfield Group post Merger, applying the criteria set out in the Board Charter, the Board reached the following conclusions:

— Mr David Lowy was not independent given that he was formerly a managing director of the Company and given that he has declared an interest as an associate of a substantial shareholder.

— Mr Stephen Johns was not independent (following his resignation as an executive in October 2003) given his long standing executive role with the Westfield Group.

— Mr Frederick Hilmer, Mr Roy Furman, Mr David Gonski, Mr John Studdy, Mr Francis Vincent, Dr Gary Weiss, Mr Dean Wills and Ms Carla Zampatti are all independent Directors. In making this determination the Board noted that Mr Gonski is Chairman of Investec Wentworth ("Investec") which provides advisory services to the Westfield Group. The fees paid to Investec for advisory services totalled $275,000 in the Financial Year. The fees are charged on arm's length terms and are no more favourable than those paid to other advisers providing similar services. The Board noted that in transactions and other matters on which advice was sought from Investec, it was usual for Investec to be acting as one of a number of advisers in relation to the issues under consideration. The Board also noted that the fees derived by Investec represented considerably less than 5% of the total revenues of Investec's operations in Australia in the same period and an even smaller percentage of the revenues of the global Investec Group. Mr Gonski is not a substantial shareholder in Investec Group which is listed in the United Kingdom and South Africa. The Board considered that the consultancy arrangement with Investec was not a material contractual relationship to the Westfield Group or to Investec, such as might give rise to any actual or perceived loss of independence on the part of Mr Gonski.

Following the establishment of the Westfield Group Board which is common to each of the stapled entities, all non-executive directors have signed a letter of appointment which, amongst other things, places an onus on each independent director to disclose immediately to the Board any matter or circumstance which he/she believes may impact his/her status as an independent director. Where the Board concludes that a director has lost his/her status as an independent director, that conclusion will be advised to the market.

Principle 2: Structure the board to add value Continued

2.2 Chairperson and independence

The Westfield Group notes the ASX Corporate Governance Council recommendations that listed companies have an independent director as chairman and that the roles of chairman and chief executive officer are not held by the same person. Notwithstanding this recommendation, and for the reasons set out below, the Board believes that Mr Frank Lowy is the most appropriate person to act as chairman of the Westfield Group Boards notwithstanding that he is the Chief Executive Officer of the Company and is not an independent Director.

Mr Lowy is the co-founder of Westfield and has overseen the success of the Group since 1960. With over 45 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unparalleled in the industry.

Mr Lowy's knowledge of Westfield, its history, its growth and of the broader industry, both locally and internationally, place him in a unique position to lead the Board and the Westfield Group. For this reason, the Board takes the view that it is in the best interests of Members that Mr Lowy, with his background and experience, be the chairman of the Westfield Group Boards and chief executive officer of the Company.

In arriving at this view, the Board has also noted the following matters:

— the appointment of Mr Hilmer, the Deputy Chairman, as the lead independent Director. Where necessary, Mr Hilmer will act as a liaison point for independent directors and confer with the Chairman and with independent Directors on Board matters;
— there is a majority of independent directors serving on the Board; and
— the delegation of certain responsibilities to Board committees (of which the chairman is not a member), the chairman being a member of the Nomination Committee only.

2.3 Nomination Committee

In December 2003, the Board of the Company established a Nomination Committee. The Nomination Committee is a committee of the Company only given that each of Westfield Management and Westfield America Management are committed to having a common Board of Directors following the Merger.

The Committee comprises the following members:

Name	Position Held	Status
Frank P Lowy, AC	Chairman	Executive Director
David M Gonski, AO	Member	Independent Director
Dean R Wills, AO	Member	Independent Director
Carla M Zampatti, AM	Member	Independent Director

The Committee met once during the financial year. All members of the Committee attended that meeting.

The Nomination Committee is responsible for advising the Board on the appointment of suitably qualified directors who are able to meet the needs of the Westfield Group as well as the ongoing evaluation and review of the performance of the Board.

The functions undertaken by the Committee in discharging that responsibility include:

— assessing the skills of current Board members against the collective skill set required by the Board;
— making recommendations to the Board regarding its composition and reviewing the effectiveness of the Board;
— identifying suitable candidates to fill Board vacancies; and
— ensuring the existence of proper succession planning processes for the Board.

A Charter for the Nomination Committee has been approved by the Board and appears in the Corporate Governance section of the westfield.com website.

Recommendations regarding the future appointment of additional directors will be made by the Nomination Committee and considered by the Board having regard to:

— the assessment made on the skill set required to discharge the responsibilities of the Board compared with the skills currently represented on the Board;
— the current strategic direction of the Westfield Group and the consequent need to consider skills which may be required in the future; and
— the suitability of available candidates identified following an appropriate search process undertaken in the context of a detailed description of the role and capabilities required for a particular appointment.

Recommendations made by the Nomination Committee will be considered by the Board which will retain an unfettered discretion on the appointment of a Director to fill a casual vacancy prior to the formal election of that Director by the Members of the Company in general meeting.

Principle 3: Promote ethical and responsible decision-making

3.1 Code of Conduct

In June 2004, the Board approved and adopted a Directors' Code of Conduct, which formalised long standing and well understood ethical principles practised by Westfield Group directors.

The Code of Conduct covers personal conduct, situations of conflict of interest, confidentiality and director independence. A copy of the Code of Conduct appears in the Corporate Governance section of the westfield.com website.

The conduct of all the Group's employees is governed by a set of core principles which incorporate the fundamental principles to which employees are expected to adhere when dealing with other staff members, customers and retailers, shareholders and the community. These values include requirements that Westfield staff, at all times:

— welcome a diversity of people;
— create a healthy and safe work environment;
— create an environment that motivates and allows staff to contribute and develop;
— display honest, just and fair management in all dealings with staff;
— meet the commitments of the Westfield Group;
— examine ways to continually improve processes in a manner which adds value;
— provide members with sustainable superior returns on a sustainable basis;
— constantly seek new opportunities and pursue sound growth and earning opportunities;
— conduct our activities in a safe and environmentally responsible manner; and
— contribute expertise and resources to promote positive interaction between all members of the community.

Westfield's core principles are supplemented by the staff Code of Conduct which is issued to all employees at the time of joining the Group and which deals, in broad terms, with issues such as:

— the high standards of personal conduct and ethical behaviour expected of all employees;
— the duty of employees to avoid conflicts of interest which may arise if the employee or any person or entity associated with that employee has a business arrangement or relationship with a Group company outside their normal employment relationship;
— the duty of employees to maintain confidentiality with respect to the Group's information and information provided by our retailers and customers;
— the duty of employees to avoid discrimination against any person; and
— the Group's policy prohibiting harassment in any form.

Principle 3: Promote ethical and responsible decision-making Continued

3.2 Security Trading Policy

All Directors and employees are subject to Corporations Act restrictions on buying, selling or subscribing for securities in the Westfield Group or any listed entity in respect of which a Group company is the responsible entity if they are in possession of price sensitive information (ie information which a reasonable person would expect to have a material impact on the price or value of the relevant security) which has not been published.

In addition, certain employees are prohibited from trading in Westfield Group securities in certain defined black-out periods which include the period of preparation of half-year and full-year results.

The Board adopted a Security Trading Policy in June 2004. A summary of that policy appears in the Corporate Governance section of the westfield.com website.

Principle 4: Safeguard integrity in financial reporting

4.1 Attestation of true and fair view

For the Financial Year, the Westfield Group had in place a process whereby the Group Managing Directors and Group Chief Financial Officer have stated in writing to the Board that the Group's financial statements (and those of the constituent entities) present a true and fair view, in all material respects, of the Group's financial condition and operational results and have been prepared in accordance with the relevant accounting standards.

This statement is requested from the relevant executives at the time of the consideration and approval of the half-year and full-year result. It is reviewed by the Audit & Compliance Committee and noted by the Board.

4.2 Audit & Compliance Committee

Composition

The Westfield Group Board has established an Audit & Compliance Committee.

The composition of the Audit & Compliance Committee of each of the Company, Westfield Management and Westfield America Management is identical so that each Committee has the same membership and, for all purposes, act as one "Westfield Group" committee.

Since July 2004 and at the date of this Annual Report, the composition of the Audit & Compliance Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
David M Gonski, AO	Member	Independent Director
Stephen P Johns	Member	Non-Executive Director
John B Studdy, AM	Member	Independent Director

The Committee met five times during the financial year. All members of the Committee attended those meetings.

The primary function of the Audit & Compliance Committee is to ensure that an effective internal control framework exists within the Group, through the establishment and maintenance of adequate internal controls to safeguard the assets of the business and to ensure the integrity and reliability of financial and management reporting systems.

Compliance officers have been appointed for the Australian, United States, United Kingdom and New Zealand operations of the Group. Those officers are responsible for reviewing and monitoring the efficacy of compliance systems within the Group on an ongoing basis to ensure appropriate measures are in place to educate staff as to their compliance responsibilities and to report to the Audit & Compliance Committee on those matters.

A Charter for the Audit & Compliance Committee was approved by the Board in June 2004. Amongst other things, the Charter sets out the objectives and responsibilities of the Audit & Compliance Committee, which are listed below.

The Audit & Compliance Committee:

- reviews and reports to the Board on the half-year and annual reports and financial statements of the Group;
- is responsible for making recommendations regarding the appointment, evaluation and removal of the Group's external auditor and reviewing and reporting to the Board on the adequacy, scope and quality of the annual statutory audit and half-year audit review and on the integrity and reliability of the financial statements;
- reviews the effectiveness of the Group's internal control environment, including the effectiveness of internal control procedures;
- monitors and reviews the reliability of financial reporting;
- monitors and reviews the compliance of the Group with applicable laws and regulations;
- monitors the scope of the internal audit function to ensure that its resources are adequate and used effectively, including the co-ordination of the internal and external audit functions; and
- monitors the adequacy and effectiveness of compliance systems in relation to the legal exposures of the Group.

The Audit & Compliance Committee meets with external auditors at least twice each year (and more frequently if required) to review the adequacy of existing external audit arrangements and the scope of the audit. The internal and external auditors have a direct line of communication at any time to either the chairman of the Audit & Compliance Committee or the chairman of the Board.

Under the terms of the Charter the senior audit engagement partner must rotate every five years. The Committee requires that a succession plan be presented to it by the external auditor at least one year prior to the rotation.

The Audit & Compliance Committee reports to the full Board after each Committee meeting.

The internal and external auditors, the Group Chief Financial Officer and the Group Compliance Officer are invited to attend Audit & Compliance Committee meetings at the discretion of the Committee. At least annually, the Audit & Compliance Committee meets with the internal auditor and external auditors without management being present.

Principle 4: Safeguard integrity in financial reporting Continued

4.2 Audit & Compliance Committee Continued

Annexed to the Audit & Compliance Committee Charter is the Charter of Audit Independence which is intended to ensure that the external auditor carries out its functions in a manner which is demonstrably independent of the Westfield Group. The Audit Independence Charter sets out some key requirements in the relationship between the external auditor and the Group (including issues such as partner rotation) and defines the scope and value of the non-audit services which may be provided by the external auditor to the Westfield Group without impacting the actual or perceived independence of the external auditor. The Charter also requires an annual confirmation by the external auditor regarding compliance with the terms of the Charter and a variety of other issues which impact the actual and perceived independence of the external auditor.

The Audit & Compliance Committee Charter (incorporating the Audit Independence Charter) appears in the Corporate Governance section of the westfield.com website.

4.3 Compliance Sub-Committee of the Audit & Compliance Committee

Under the Corporations Act, Westfield Management and Westfield America Management, as the responsible entities for Westfield Trust and Westfield America Trust respectively, are required to register a Compliance Plan with the ASIC. The Compliance Plan outlines the measures which are to be applied by the responsible entity to ensure compliance with the Corporations Act and the respective Trust's Constitution.

The Compliance Sub-Committee (a sub-committee of the Audit & Compliance Committee) is responsible for monitoring Westfield's compliance with the Compliance Plan and reports on its findings to the Board through the Audit & Compliance Committee.

The members of the Compliance Sub-Committee are Mr J B Studdy (Chairman) and Mr S P Johns.

The Sub-Committee met four times during the financial year. Both members of the Sub-Committee attended each of those meetings.

Principle 5: Make timely and balanced disclosure

5.1 Continuous Disclosure

In June 2004, the Westfield Group approved a Continuous Disclosure Policy which formalised existing practices and procedures in relation to the fulfilment of, and compliance with, continuous disclosure obligations imposed by the ASX Listing Rules and Corporations Act.

The Policy underlines the Group's commitment to ensuring that the Group's members and the market are provided with high quality, relevant and accurate information regarding its activities in a timely manner and that investors generally are able to trade in Westfield Group securities in a market which is efficient, competitive and informed as well as ensuring that market participants have an equal opportunity to review and assess information disclosed by the Group.

The Policy includes a vetting and authorisation process so that all disclosures are factual, do not omit material matters and are expressed in a clear and objective manner.

The Continuous Disclosure Policy appears in the Corporate Governance section of the westfield.com website.

Principle 6: Respect the rights of security holders

6.1 Communications with security holders

For some time, the Westfield Group has used its website as a means of providing information to members and the broader investment community. A section of this website is dedicated to Westfield's investors. Media releases, investor presentations and interim and full-year financial reports are available for review on the westfield.com website. These announcements, presentations and reports are placed on the website shortly after they have been released to the ASX. An archive of announcements, presentations and reports is retained on the website for at least three years. Investors with access to e-mail can, through the westfield.com website, elect to be placed on an e-mail mailing list in order to be sent certain corporate information as it is released.

Also available for review on the westfield.com website are notices of members' meetings and explanatory documents issued by Westfield in respect of those meetings. These are also retained on the website for at least three years. A webcast of the Chairman's address to the 2005 Westfield Group AGM was made available on the westfield.com website. The 2006 AGM will be broadcast live on that website for the first time.

As the usage and acceptance of electronic communication in the community increases, the Westfield Group will work closely with its share registrar to investigate the increased use of electronic means of communicating with its investors.

6.2 Attendance at Annual General Meeting by auditor

As required by the law, the external auditor is required to be present at the Annual General Meeting to address, if required, any issues raised concerning the audit of the financial statements. Pursuant to the Corporations Act, the relevant audit partners of the external auditor are sent the notice of meeting and related documentation at the same time as these documents are despatched to the members.

Principle 7: Recognise and manage risk

7.1 Risk oversight and management

In June 2004, the Board of the Company established the Board Risk Management Committee. Following completion of the merger, the initial appointments to that Committee were made on 13 July 2004. Aspects of the work of this Committee had previously been undertaken by the Audit & Compliance Committee. However, with the increased focus on risk management issues and compliance and control generally, the Board took the view that following the merger, a dedicated Risk Management Committee would best serve the needs of the Group.

The responsibilities of the Committee are detailed in the Board Risk Management Committee Charter.

The objective of the Committee is to assist the Board by monitoring and reviewing the corporate policies for identifying and managing relevant risks associated with the business of the Group and the adequacy of the Group's practices and procedures in implementing those policies. This includes monitoring and reviewing:

a) the Group's policies regarding risk management which are incorporated in the Enterprise Risk Management Policy;

b) the appropriateness of the Enterprise Risk Management Policy and internal control systems adopted by the Group;

c) the Group's continuing processes for:

   i) the identification of material financial, legal and operational risks associated with the conduct of the business of the Group;

   ii) the maintenance of appropriate internal control systems designed to manage key risk areas;

   iii) assessing the above matters in conjunction with management and the internal and external auditors; and

   iv) monitoring and reporting against compliance with the Enterprise Risk Management Policy.

As at the date of this Annual Report, the composition of the Risk Management Committee is as set out in the table below:

Principle 7: Recognise and manage risk Continued

7.1 Risk oversight and management Continued

Name	Position Held	Status
David H Lowy, AM	Chairman	Non-Executive Director
Stephen P Johns	Member	Non-Executive Director
Gary H Weiss	Member	Independent Director

The Committee met three times during the financial year. All members of the Committee attended those meetings.

The Charter of the Risk Management Committee appears in the Corporate Governance section of the westfield.com website.

Operating a vertically integrated shopping centre group undertaking ownership, construction, funds and asset management, property management, leasing and marketing inevitably involves risks of various kinds. Westfield's objective is to ensure that those business risks are identified and considered and that, where it is practical and economic, steps are taken to mitigate the impact of any risk which may eventuate.

Westfield regards risk management as an essential element in its management processes with linkages to every aspect of the Group's business including the acquisition of new centres, development of existing centres, expansion into new markets, relationships with major tenants and suppliers and treasury and capital management activities.

Westfield's approach to risk management involves:
- proactively identifying risk;
- properly assessing and making informed decisions on risk issues;
- ensuring that sound risk management issues are in place; and
- reviewing, as part of its regular business processes, the operation and adequacy of its risk management systems and the assumptions which dictate those systems.

Risk Management at Westfield is aimed at managing the level of risk within parameters which are acceptable to the Group rather than seeking to eliminate all risks. Westfield's risk management systems promote the need for informed and measured decision making on risk issues based on a systematic approach to risk identification, assessment, control, review and reporting.

The Westfield Group Board has adopted an Enterprise Risk Management Policy which is a general statement of the Group's philosophy with respect to risk management practices. The policy also states the responsibilities of various interested parties including the Board, various committees and executives generally. The Enterprise Risk Management Policy operates in conjunction with the Risk Management Framework (also adopted by the Board) which outlines the framework adopted by the Group to identify, assess, manage and monitor the various risks inherent in the Group's business.

In addition to the Board Risk Management Committee, there is an Executive Risk Management Committee, which comprises the Group Chief Financial Officer, the Group General Counsel, the Deputy Chief Financial Officer, the Chief Operating Officers and the Chief Risk Officer. This committee is responsible for:
- assisting in the formulation of all aspects of the risk management process to be adopted by the Group;
- overseeing the implementation of the Group's policies and procedures by management by ensuring that all phases of the process of identification, assessment, control, review and reporting are reflected appropriately in the business processes of the Group;
- ensuring that there is a proper allocation of responsibility for the implementation and conduct of the risk management process as between the Group's management in the various jurisdictions; and
- implementing appropriate systems for confirming compliance with all relevant laws and other regulatory obligations and for ensuring that the risk management processes of the Group are such that the Group Managing Directors and the Group Chief Financial Officer are able to give those certifications which are required to be given in order to comply with the Corporations Act, applicable accounting standards and the ASX Corporate Governance Council Best Practice Recommendations.

7.2 Statement on the integrity of the financial statements

The Group Managing Directors and the Group Chief Financial Officer confirm in writing to the Board, at the time the financial statements are being considered for approval by the Board, that the financial statements present a true and fair view, and that this assertion is founded on a sound system of financial risk management and internal compliance and control which implements the policies adopted by the Board and that the Group's financial risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

The Board receives regular reports from management, the Audit & Compliance Committee and the Board Risk Management Committee, on areas where there are considered to be significant business risks and on the management of those risks. The internal audit function also monitors these risks and reports to the Audit & Compliance and Risk Management Committees.

Principle 8: Encourage enhanced performance

8.1 Process for performance evaluation of the board, its committees and individual directors, and key executives

The Board and its Committees

The Nomination Committee has been charged with responsibility for examining Board and Director performance on an ongoing basis and determining which directors are to resubmit themselves for re-election. The role of the Nomination Committee is more fully discussed in paragraph 2.3. The Committee met once during the financial year, and the agenda of that meeting included an evaluation of Board and director performance during 2005.

An induction process exists for new members joining the Westfield Board. New Board members are provided with the opportunity to experience first hand the operations of the Group and to meet and discuss all aspects of the Group's operations with key members of executive management. As part of the induction process, the company secretary provides access to information in areas such as operations, finance, treasury and risk management to assist the new Board member as required.

During the year, the Committee conducted a survey of all Directors on a range of issues relating to the roles, skills and performance of the Board, its procedures and practices. Feedback on the results of the survey will be provided by the Committee to the Board.

On an ongoing basis, Directors are provided with periodic updates on legal and corporate issues, particularly those pertaining to matters relating to the responsibilities of boards and directors generally, changes to the Corporations Act, corporate governance, tax and accounting developments and other matters of interest.

Management makes regular presentations to the Board and Board Committees on operational, financial, treasury, legal and tax issues of relevance to the Board.

The Company Secretary is appointed and removed by the Board. The Company Secretary works with the chairman, the Board and the Board Committees on all governance related issues. All Directors have access to the Company Secretary for the purpose of obtaining information or advice.

Key Executives

As regards the performance of executives, Westfield has an established process of objective setting and performance review of all staff. In particular, senior executives who have a discretionary element to their total remuneration package, have set objectives which are agreed at the commencement of each financial year. Their performance against these objectives is assessed each half-year in an interview with the manager to whom they report. In that interview, the potential development of that executive is also discussed along with any training required to enhance the prospects of the development objectives being achieved. In the case of the senior executive team (including the Group Managing Directors) an assessment of their performance is undertaken by the Remuneration Committee. Issues relating to remuneration are dealt with in more detail in the Remuneration Report which forms part of the Directors' Report.

Principle 9: Remunerate fairly and responsibly

9.1 Remuneration Policies

The Group's Remuneration Policy is designed to attract and retain high calibre directors and senior executives capable of meeting the specific management needs of the Group.

The Group's current remuneration objectives and policies regarding determination of base pay, the short term variable bonus and long term equity-linked incentives are explained in the Remuneration Report which forms part of the Directors' Report.

Details of the remuneration of all Directors, the five executives receiving the highest remuneration and the five executives who have greatest authority within the Group are set out in the Remuneration Report and the Financial Statements.

9.2 Remuneration Committee

In 1996, the Board of the Company established a Remuneration Committee. This Committee is a committee of the Company only, as Westfield Trust and Westfield America Trust, as well as their responsible entities, have no employees.

Since July 2004, and at the date of this Annual Report, the composition of the Remuneration Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met twice during the Financial Year. All members of the Committee attended those meetings.

The responsibilities of the Remuneration Committee include:
- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for executive directors (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

9.3 Structure of non-executive directors' remuneration

Fees paid to Non-Executive Directors are determined by the Board, within the current maximum aggregate limit set by Members of the Company. Current fees and emoluments are fully disclosed in the Remuneration Report section of the Directors' Report. Directors' fees are reviewed annually by the Remuneration Committee and by the Board taking into consideration the level of fees paid to non-executive directors by companies of a similar size and stature.

Non-Executive Directors are paid their fees in cash. The Non-Executive Directors do not participate in schemes designed for the remuneration of executives, nor do they receive options or bonus payments. The gross fee received by Non-Executive Directors is inclusive of any contribution that the Westfield Group is obliged to pay pursuant to the superannuation guarantee legislation. Non-Executive Directors are not entitled to any payment on retirement or resignation.

Principle 9: Remunerate fairly and responsibly Continued

9.4 Payment of equity-based executive remuneration with thresholds set in plans approved by shareholders

During the course of the financial year, executive options and executive share awards issued pursuant to the Westfield Executive Option Plan and Westfield Executive Performance Share Plan respectively vested and were exercised by executives.

The Westfield Executive Option Plan and Westfield Executive Performance Share Plan were approved by members at the 2001 Annual General Meeting. No options or awards have been issued under these plans since 2003. It is not intended to issue any options or awards from these plans in the future. Executives who exercised options or awards during the financial year satisfied all vesting requirements of the Westfield Executive Option Plan or Westfield Executive Performance Share Plan.

Following the Westfield Group merger, two new equity-linked incentive plans, the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan"), have been introduced to replace the Westfield Executive Option Plan and Westfield Executive Performance Share Plan. A description of these plans and their operation is included in the Remuneration Report section of the Directors' Report. Although benefits payable under the EDA Plan and PIP Plan are affected by movements in the value of Westfield Group stapled securities and distributions paid on those securities, on the vesting of entitlements under these plans, no equity will be issued to participating executives. Implementation of these plans does not require member approval under the Corporations Act, the ASX Listing Rules or any other relevant legislation.

Principle 10: Recognise the legitimate interests of stakeholders

10.1 Code of conduct to guide compliance with legal and other obligations to legitimate stakeholders

The Westfield Group has developed a Compliance Manual which provides detailed guidance to employees of the Group on the laws applicable in the jurisdiction in which they work and the standards of conduct and the procedures to be adopted to comply with those laws. For example, the Australian Compliance Manual deals with issues such as:

— occupational health and safety;
— trade practices;
— retail tenancy legislation;
— environment;
— Corporations Act and ASX requirements; and
— complaints handling procedures.

The Staff Code of Conduct, which is provided to, and acknowledged by, all employees who join Westfield, and the Compliance Manual are each reviewed on a regular basis to ensure they remain current. Compliance seminars to update staff on changes to legal requirements and procedures are conducted on a regular basis and all staff in the relevant divisions are required to attend.

It is the responsibility of each Director and employee to understand the Code of Conduct and other policies applicable to them and to bring to the attention of senior management any conduct or activities which may be in breach of those policies so that a proper investigation can be conducted.

Serious breaches of these policies (including matters such as suspicions of fraud or financial impropriety, auditing issues, improper or unethical behaviour or criminal activities) must be reported immediately to a compliance officer in the relevant country or to the Group Compliance Officer for investigation in accordance with the Group's policies. Where appropriate, the police or other regulatory authority will be informed.

Complaints are treated in a confidential manner. No action of any kind will be taken against a Westfield employee, adviser or contractor who, in good faith, makes an allegation against the Westfield Group, any employee, adviser or contractor, whether or not that complaint is confirmed by subsequent investigation.

The new look Westfield Group website was launched in March 2006. Please visit our website at www.westfield.com to find out more about the Westfield Group and our services.

Westfield Group Website – Investor Information

Home Page
- Security price
- Latest announcements
- Presentations

Investor Centre
- Security price and graph
- Check your holding
- Distribution payment & reinvestment options
- News and announcements
- Annual reports
- Financial results and Calender
- Current and historical tax information
- Frequently asked questions

The 2005 Annual Report
As part of the Group's focus on environmental factors affecting its business, the printing of this Annual Report has used a mix of Novatech and Nordset papers.


EMAS

These papers are environmentally responsible and manufactured using Elemental Chlorine Free (ECF) pulp sourced from sustainable, well managed forests. Both are produced by Nordland Papier, a company certified under ISO14001 environmental management systems and registered under the EU Eco-management and Audit Scheme EMAS (Reg No D-162-00007).

Secure Access to Your Securityholding Details 24 Hours a Day

Online
You can go to westfield.com/corporate to access your securityholding information as well as extensive information on the Group including the latest press releases, results announcements, presentations and more.

To view your securityholding, you will need your SRN/HIN and will be asked to verify your postcode (inside Australia) or your country of residence (outside Australia).

Phone
Confirm your holding balance, request forms and access dividend and trading information by phoning 1300 132 211, pressing 2.

You may be asked to enter your SRN/HIN.

Westfield Group Distribution Details

Westfield Group Securities
The Westfield securities commenced trading on the Australian Stock Exchange on 5 July 2004 under the code 'WDC'.

A Westfield Group stapled security comprises;
- 1 Westfield Holdings share
- 1 Westfield Trust unit
- 1 Westfield America unit;

and trade together as one security.

The interim distribution will be paid at the end of August and your final distribution will be paid at the end of February. To ensure timely receipt of your distribution, please consider the following:

Direct Credit
Receive your distribution payment efficiently and safely by having it direct credited to your bank account. If you wish to register for direct credit, please complete the form and return it to the registry. A form can be downloaded from Westfield.com/corporate/investor or by phoning our registry on 1300 132 211 (Please have your SRN/HIN available for you to quote).

Distribution Reinvestment Plan (DRP)
A Westfield Group DRP was introduced in February 2005. You can elect to participate in the DRP by completing a DRP form. A form can be downloaded from Westfield.com/corporate/investor or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available for you to quote).

Tax File Number (TFN)
You are not required by law to provide your Tax File Number, Australian Business Number or Exemption. However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 48.5% for Australian resident members, may be deducted from distributions paid to you.

If you have not supplied this information and wish to do so, please advise the registry or your sponsoring broker.

Annual Tax Statement and 2005 Tax Guide
The Annual Tax Statement and Tax Guide are dispatched to Securityholders every year in July.

Un-presented Cheques & Unclaimed Funds
If you believe you have un-presented cheques please contact the Registry who will be able to do a search for you and assist you in recovering your funds. The Registry will be able to do a search going back seven years, after that you should contact NSW Office of Sate Revenue.

If you believe you have unclaimed money please go to the NSW Office of State Revenue website www.osr.nsw.gov.au, where you can search for your funds and make a claim to recover your funds online.

Australian Capital Gains Tax considerations
A Westfield Group stapled security comprises three separate assets for capital gains tax purposes.

For capital gains tax purposes you need to apportion the cost of each stapled security and the proceeds on sale of each stapled security over the separate assets that make up the stapled security. This apportionment should be done on a reasonable basis.

One possible method of apportionment is on the basis of the relative Net Tangible Assets (NTAs) of the individual entities.

The table below details the historic NTAs for each entity since the merger.

Please Contact Us
All changes of name, tax file number, address, payment instructions and document requests should be passed to the Registry.

Principle Share Registry

Computershare Investor Services P/L
GPO Box 2975
Melbourne VIC 3001
Telephone 1300 132 211
International +61 3 9415 4070
Facsimile +61 3 9473 2500
web.queries@computershare.com.au

All other queries can be directed to Investor Relations.

Investor Information

Westfield Group Investor Relations
Level 24, 100 William Street
Sydney NSW 2011, Australia
GPO Box 4004
Sydney NSW 2001

Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
investor@au.westfield.com
www.westfield.com

Westfield Group Calendar

February
— Full Year Results released
— Six monthly income distribution

March/April
— Annual Report released

May
— Annual General Meeting

July
— Tax Statements released

August
— Half Year results released
— Six monthly income distribution

October
— Half Year Report released

Listing
Australian Stock Exchange
WDC

Relative Net Tangible Assets (NTAs) of entities in the Westfield Group

	31 Dec 2004	30 Jun 2005	31 Dec 2005
Westfield Holdings	9.24 %	7.11%	8.05%
Westfield Trust	49.86%	51.95%	51.66%
Westfield America Trust	40.90%	40.94%	40.29%

Members' Information

AS AT 28 FEBRUARY 2006

	Twenty Largest Holders of Stapled Securities in Westfield Group [1]	Number of Securities	% of Issued Securities
1	JP Morgan Nominees Australia Limited	276,372,533	15.71
2	Westpac Custodian Nominees Limited	243,041,482	13.81
3	National Nominees Limited	207,254,124	11.78
4	Cordera Holdings Pty Limited	98,694,531	5.61
5	Citicorp Nominees Pty Limited	87,182,960	4.96
6	Cogent Nominees Pty Limited	71,948,178	4.09
7	ANZ Nominees Limited <Cash Income A/C>	51,947,219	2.95
8	ANZ Nominees Limited <Income Reinvest Plan A/C>	46,611,962	2.65
9	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	39,760,054	2.26
10	AMP Life Limited	28,694,745	1.63
11	RBC Global Services Australia	19,668,279	1.12
12	Queensland Investment Corporation	19,244,930	1.09
13	Franley Holdings Pty Limited	16,027,400	0.91
14	Westpac Financial Services Limited	15,776,265	0.90
15	Victorian Workcover Authority	14,512,848	0.82
16	Frank P Lowy	14,209,367	0.81
17	Westfield C Fund Pty Limited	13,202,005	0.75
18	Bond Street Custodians Limited <ENH Property Securities A/C>	12,512,795	0.71
19	Bond Street Custodians Limited <Property Securities A/C>	11,715,455	0.67
20	Transport Accident Commission	11,326,276	0.64
		1,299,703,408	**73.87**

[1] Ordinary shares in Parent Company were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

Category	Number of Options [1]	Number of Option Holders	Number of Stapled securities	Number of Security-holders	% of securities in each
1-1,000	700	1	32,958,660	63,748	1.88
1,001-5,000	3,200	2	115,571,428	53,981	6.61
5,001-10,000	20,000	2	39,732,050	5,763	2.27
10,001-100,000	803,800	23	72,649,656	3,082	4.15
100,001 and over	883,815	3	1,488,043,964	293	85.09
Total	**1,711,515**	**31**	**1,748,955,758**	**126,867**	**100.00**

As at 28 February 2006, 2,318 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of the Company. Due to the stapling structure of the Westfield Group, these options can not be exercised by these subsidiaries. The total number of options on issue at 28 February 2006 is 29,372,724

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
ING Australia Holdings Limited	87,707,537

Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579,
AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619,
AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone +61 2 9358 7000
Facsimile +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone +1 310 478 4456
Facsimile +1 310 478 1267

New Zealand Office
Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland

Telephone +64 9 978 5050
Facsimile +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone +44 20 7061 1400
Facsimile +44 20 7061 1401

Secretaries
Maureen T McGrath
Simon J Tuxen

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
E-mail investor@au.westfield.com
www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone +61 3 9415 4070
Enquiries 1300 132 211
Facsimile +61 3 9473 2500
E-mail webqueries@computershare.com.au
www.computershare.com

Listing
Australian Stock Exchange
WDC

westfield.com

DESIGN MONCHODAVEY.COM.AU


westfield.com

Westfield Trust Financial Report 31 December 2005


Westfield

Directory

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579,
AFS Licence No 230329)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone +61 2 9358 7000
Facsimile +61 2 9358 7077

New Zealand Office
Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland

Telephone +64 9 978 5050
Facsimile +64 9 978 5070

Secretaries
Maureen T McGrath
Simon J Tuxen

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Trust
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
E-mail investor@au.westfield.com
www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone +61 3 9415 4070
Enquiries 1300 132 211
Facsimile +61 3 9473 2500
E-mail webqueries@computershare.com.au
www.computershare.com

Listing
Australian Stock Exchange
WDC

westfield.com


EMAS

As part of the Westfield Group's focus on environmental factors affecting its business, the printing of this Annual Report has used Nordset paper. Nordset is an environmentally responsible paper manufactured using Elemental Chlorine Free (ECF) pulp sourced from sustainable, well managed forests. Produced by Nordland Papier, a company certified under ISO14001 environmental management systems and registered under the EU Eco-management and Audit Scheme EMAS (Reg No D-162-00007).

Financial Report

Westfield Trust
Comprising Westfield Trust and its Controlled Entities
For the financial year ended 31 December 2005

Contents

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Revenue and other income					
Property revenue	4	**1,363.8**	1,177.4	**515.4**	442.8
Property revaluation		**1,435.2**	1,163.2	**484.1**	393.7
Fair value adjustment of other investments/receivables		**45.8**	-	**900.4**	-
Distributions/interest from subsidiaries		**-**	-	**709.3**	486.1
		2,844.8	2,340.6	**2,609.2**	1,322.6
Share of after tax profits of equity accounted entities	13(b)	**133.4**	123.9	**-**	-
Foreign currency exchange gain/(loss)		**12.0**	1.4	**0.9**	(10.6)
Profit on disposal of assets	5	**24.7**	35.7	**22.9**	35.6
Interest income		**29.0**	5.8	**27.5**	4.2
Total revenue and other income		**3,043.9**	2,507.4	**2,660.5**	1,351.8
Expenses					
Property expenses and outgoings		**(367.4)**	(340.5)	**(133.0)**	(118.0)
Property and funds management costs		**(14.3)**	(28.4)	**(12.4)**	(26.7)
Corporate costs		**(8.4)**	(8.1)	**(10.2)**	(6.9)
Currency derivatives		**(7.9)**	-	**(7.9)**	-
		(398.0)	(377.0)	**(163.5)**	(151.6)
Merger charges		**-**	(34.5)	**-**	(34.5)
Financing costs					
— interest bearing liabilities		**(494.8)**	(245.0)	**(385.5)**	(152.5)
— other financial liabilities		**(109.6)**	(48.6)	**(109.6)**	(48.6)
	6	**(604.4)**	(293.6)	**(495.1)**	(201.1)
Total expenses		**(1,002.4)**	(705.1)	**(658.6)**	(387.2)
Profit before tax expense and minority interest		**2,041.5**	1,802.3	**2,001.9**	964.6
Tax expense	7	**(41.7)**	(19.5)	**-**	(0.6)
Profit after tax expense		**1,999.8**	1,782.8	**2,001.9**	964.0
Less: net profit attributable to minority interest		**(21.5)**	(33.1)	**-**	-
Net profit attributable to Members of Westfield Trust ("WT")		**1,978.3**	1,749.7	**2,001.9**	964.0

	Note	cents	cents
Basic earnings per unit	8	**114.92**	104.46
Diluted earnings per unit	8	**113.73**	103.00

Statement of Distribution

FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Parent	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
Net profit attributable to Members of WT	**1,978.3**	1,749.7	**2,001.9**	964.0
Adjusted for:				
Revaluation of investment properties	**(1,435.2)**	(1,163.2)	**(484.1)**	(393.7)
Revaluation of investment properties attributable to equity accounted entities	**(70.3)**	(65.4)	**(70.3)**	(65.4)
Minority interest property revaluations	**13.9**	26.2	**-**	-
Fair value adjustments on other investments	**(45.8)**	-	**(900.4)**	-
Amortisation of tenant allowances	**16.5**	15.2	**5.2**	5.2
Net unrealised loss on mark to market of derivatives that do not qualify for hedge accounting	**69.8**	-	**69.8**	-
Mark to market of convertible debt	**77.2**	-	**77.2**	-
Deferred tax charge	**41.7**	18.9	**-**	-
Capital distributions from subsidiaries	**-**	-	**(153.6)**	-
Distributions from retained profits	**97.7**	52.5	**196.3**	123.7
Net profit from asset sales/transaction costs written off	**(24.7)**	(1.2)	**(22.9)**	(1.1)
Distribution paid/proposed	**719.1**	632.7	**719.1**	632.7
Weighted average number of securities entitled to distribution at 31 December	**1,730.9**	1,956.6	**1,730.9**	1,956.6
6 months ended 31 December				
Distribution proposed per ordinary unit (cents)	**22.04**	20.74	**22.04**	20.74
Distribution proposed per DRP unit (cents)	**14.61**	-	**14.61**	-
6 months ended 30 June				
Distribution proposed per ordinary unit (cents)[1]	**19.50**	17.01	**19.50**	17.01
Distribution proposed per DRP unit (cents)[1]	**13.14**	11.40	**13.14**	11.40

[1] The comparative amounts have been restated to include the issuance and consolidation of WT's units due to the stapling transaction with Westfield Holdings and Westfield America Trust. On an unadjusted basis, the distribution per ordinary unit was 12.71 cents and the distribution per DRP unit was 8.52 cents.

Balance Sheet

AS AT 31 DECEMBER 2005

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Current assets					
Cash and cash equivalents	23(a)	**50.4**	39.0	**21.1**	16.4
Trade receivables	9	**1.9**	6.3	**0.7**	0.4
Derivative assets	10	**-**	30.1	**-**	13.3
Receivables	11	**715.4**	717.7	**818.2**	790.1
Prepayments and deferred costs		**43.9**	55.7	**26.6**	35.6
Total current assets		**811.6**	848.8	**866.6**	855.8
Non current assets					
Investment properties	12	**16,606.8**	13,734.2	**6,525.7**	4,636.8
Equity accounted investments	13(a)	**969.2**	861.2	**-**	-
Other investments	14	**760.9**	841.1	**9,781.5**	9,007.1
Derivative assets	10	**67.3**	31.8	**56.4**	22.4
Prepayments and deferred costs		**126.6**	119.5	**68.2**	60.4
Total non current assets		**18,530.8**	15,587.8	**16,431.8**	13,726.7
Total assets		**19,342.4**	16,436.6	**17,298.4**	14,582.5
Current liabilities					
Payables	15	**503.1**	385.0	**342.4**	279.7
Interest bearing liabilities	16	**2,146.2**	965.8	**1,606.3**	738.0
Derivative liabilities	18	**11.9**	43.3	**11.9**	30.0
Total current liabilities		**2,661.2**	1,394.1	**1,960.6**	1,047.7
Non current liabilities					
Interest bearing liabilities	16	**5,417.5**	5,128.1	**4,440.3**	3,915.7
Other financial liabilities	17	**451.4**	841.4	**451.4**	841.4
Deferred tax liabilities	7	**221.5**	177.4	**-**	-
Derivative liabilities	18	**223.6**	136.3	**210.7**	136.3
Total non current liabilities		**6,314.0**	6,283.2	**5,102.4**	4,893.4
Total liabilities		**8,975.2**	7,677.3	**7,063.0**	5,941.1
Net assets		**10,367.2**	8,759.3	**10,235.4**	8,641.4
Equity attributable to Members of WT					
Contributed equity	19	**5,868.4**	5,304.8	**5,868.4**	5,304.8
Reserves	21	**133.2**	120.5	**-**	1,405.5
Retained profits	22	**4,233.8**	3,216.1	**4,367.0**	1,931.1
Total equity attributable to Members of WT		**10,235.4**	8,641.4	**10,235.4**	8,641.4
Minority interest					
Contributed equity		**94.0**	94.0	**-**	-
Retained profits		**37.8**	23.9	**-**	-
Total minority interest		**131.8**	117.9	**-**	-
Total equity		**10,367.2**	8,759.3	**10,235.4**	8,641.4

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Changes in equity attributable to Members of WT					
Opening balance of equity attributable to Members of WT		**8,641.4**	7,048.3	**8,641.4**	7,048.3
Contributed equity					
Distribution reinvestment plan		**236.7**	169.3	**236.7**	169.3
Conversion of options		**326.9**	0.2	**326.9**	0.2
Stapling distribution		-	(635.9)	-	(635.9)
Units issued to implement the Merger		-	483.9	-	483.9
Foreign currency translation reserve					
Net exchange difference on translation of foreign operations[1]		**23.6**	109.6	-	-
Asset Revaluation Reserve					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	-	-	**(1,394.6)**	-
Revaluation increment		-	-	-	895.3
Option Premium Reserve					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(10.9)**	-	**(10.9)**	-
Retained profits					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(276.8)**	-	**1,117.8**	-
Distribution paid		**(683.8)**	(283.7)	**(683.8)**	(283.7)
Net adjustments recognised directly in equity		**(384.3)**	(156.6)	**(407.9)**	629.1
Profit after tax expense for the period[1]		**1,978.3**	1,749.7	**2,001.9**	964.0
Closing balance of equity attributable to Members of WT		**10,235.4**	8,641.4	**10,235.4**	8,641.4
Changes in equity attributable to minority interest					
Opening balance of equity attributable to minority interest		**117.9**	91.7	-	-
Profit after tax expense for the period		**21.5**	33.1	-	-
Distributions paid or provided for		**(7.6)**	(6.9)	-	-
Closing balance of equity attributable to minority interest		**131.8**	117.9	-	-
Total equity		**10,367.2**	8,759.3	**10,235.4**	8,641.4

[1] Total income and expenses for the period, including amounts recognised directly in equity, is $2,001.9 million (31 December 2004: $1,859.3 million), being profit after tax expense for the period of $1,978.3 million (31 December 2004: $1,749.7 million) and the net exchange loss on translation of foreign operations of $23.6 million (31 December 2004: $109.6 million).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**1,529.4**	1,293.3	**531.9**	489.2
Payments in the course of operations (including GST)		**(432.3)**	(467.9)	**(160.0)**	(192.8)
Distributions received from equity accounted associates		**62.2**	59.8	**54.5**	-
Distributions received from subsidiaries		**-**	-	**635.6**	449.9
Income and withholding taxes paid		**-**	(0.6)	**-**	(0.6)
Goods and services taxes paid to suppliers for investing activities		**(61.0)**	(53.5)	**(21.1)**	(11.4)
Goods and services taxes paid to government bodies		**(34.0)**	(33.1)	**(10.0)**	(13.4)
Net cash flows from operating activities	23(b)	**1,064.3**	798.0	**1,030.9**	720.9
Cash flows from investing activities					
Acquisition of property investments		**(761.3)**	(663.8)	**(761.3)**	(513.7)
Payments of capital expenditure for property investments		**(587.3)**	(418.8)	**(571.8)**	(362.3)
Acquisition of listed investments		**-**	(484.6)	**-**	(484.6)
Proceeds from the sale of listed investments		**510.9**	-	**510.9**	-
Distributions received from listed investments		**14.7**	5.2	**14.7**	5.2
Payments for the purchase of other investments		**(363.6)**	(359.8)	**(363.6)**	(359.8)
Proceeds from the sale of property investments		**15.6**	278.4	**1.5**	249.7
Net (payments)/receipts for investments in equity accounted investments		**(33.4)**	2.6	**-**	-
Loans repaid by /(advanced to) related entities		**793.0**	(670.3)	**793.0**	(670.3)
Net cash flows used in investing activities		**(411.4)**	(2,311.1)	**(376.6)**	(2,135.8)
Cash flows from financing activities					
Proceeds from the issue of units		**430.0**	169.3	**430.0**	169.3
Net proceeds from interest bearing liabilities		**58.4**	2,365.2	**(46.3)**	2,204.5
Financing costs		**(413.3)**	(313.5)	**(327.4)**	(245.3)
Interest received		**(2.7)**	5.1	**2.0**	1.0
Distributions paid		**(683.7)**	(554.9)	**(683.7)**	(554.9)
Distributions paid by controlled entities to Minority Interest		**(7.4)**	(6.5)	**-**	-
Stapling distribution on implementation of the Merger		**-**	483.8	**-**	483.8
Units issued on implementation of the Merger		**-**	(635.9)	**-**	(635.9)
Merger charges		**(22.8)**	-	**(22.8)**	-
Net cash flows (used in)/from financing activities		**(641.5)**	1,512.6	**(648.2)**	1,422.5
Net increase/(decrease) in cash held		**11.4**	(0.5)	**6.1**	7.6
Add opening cash and cash equivalents brought forward		**39.0**	39.5	**16.4**	19.4
Effects of exchange rate changes on opening cash brought forward		**-**	-	**(1.4)**	(10.6)
Cash and cash equivalents at the end of the year	23(a)	**50.4**	39.0	**21.1**	16.4

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

a) Corporate information
This financial report of WT for the year ended 31 December 2005 was approved in accordance with a resolution of the Board of Directors of Westfield Management Limited as responsible entity of WT ("Responsible Entity") on 20 March 2006.

The nature of the operations and principal activities of WT are described in the Directors' Report.

b) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards
This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS. Accordingly, the financial information for the prior period comparative has been restated with the exception of AASB 132 and 139 which were applied from 1 January 2005. A summary of the significant accounting policies of WT under AIFRS is disclosed in Note 2 below.

Note 3 includes reconciliations between previously reported Australian Generally Accepted Accounting Principles ("AGAAP") as at 31 December 2004 to AIFRS including:
— a reconciliation between AGAAP and AIFRS equity as at 1 January 2004 and 31 December 2004; and
— a reconciliation between AGAAP and AIFRS profit for the financial year ended 31 December 2004.

As at 31 December 2005, a number of accounting standards have been issued with applicable commencement dates subsequent to year end. The expected impact of these accounting standards should not materially alter the accounting policies of WT at the date of this report.

c) Basis of Accounting
The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, equity accounted investments, investments in subsidiaries, derivative financial instruments and available for sale financial assets that have been measured at fair value.

d) Comparative Information
Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Listed Property Trust Units
The constitution of WT was amended pursuant to, resolutions passed at a Members' meeting on 12 May 2005. As part of the amendment the finite maximum term of the Trust was removed which allows the unitholders' funds to continue to be treated as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The Parent Entity and its controlled entities have deferred the adoption of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to 1 January 2005. Accordingly, AASB 132 and 139 have not been applied to the comparatives and the Trust's units have been accounted for as equity.

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield America Trust ("WAT") and WT. The securities trade as one security on the Australian Stock Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

b) Consolidation and classification
The consolidated financial report comprises the financial statements and notes to the financial statements of WT (the "Parent Entity"), and each of its controlled entities as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and controlled entities are collectively referred to as "the Group". Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. The minority interest for the period 1 January to 31 December 2005 represents interests in Carindale Property Trust ("CPT") not held by the Group.

i) Synchronisation of Financial Year
By an order dated 27 June 2005, made by the Australian Securities and Investments Commission ("ASIC") pursuant to subsection 340(1) of the Act, the Directors of the Responsible Entity have been relieved from compliance with subsection 323D(3) of the Act in so far as that subsection requires them to ensure the financial year of the controlled entity CPT, coincides with the financial year of the Parent Entity.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Entity being 31 December.

ii) Joint Ventures

Joint venture operations
The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities
The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investment in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

iii) Associates
Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investment in the associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable, in the consolidated financial statements.

iv) Controlled entities
Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

c) Investment properties
The Group's investment properties include freehold and leasehold land, buildings, leasehold improvements, construction and development projects.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of investment properties is stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

Amounts capitalised to construction and development projects include the cost of sundry acquisitions and development costs in respect of qualifying assets and borrowing costs during development.

At each reporting date, the carrying value of the portfolio of investment properties is assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used.

Investment properties are derecognised when they have been disposed of and no future benefit is expected from its disposal. Any gains or losses on derecognition are recognised in the income statement in the year of derecognition.

d) Other investments
Other investments excluding investments in subsidiaries are classified as available-for-sale. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Investments in subsidiaries/receivables are carried at fair value through the income statement.

e) Foreign currencies

i) Translation of foreign currency transactions
The functional and presentation currencies of the Parent Entity and its Australian subsidiaries is Australian dollars. The functional currency of the New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations
The balance sheet of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

f) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and is carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

All other revenues are recognised on an accruals basis.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

g) Expenses
Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

h) Taxation
Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

i) Goods and Services Tax ("GST")
Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

j) Financing costs
Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.

Refer to note 2(n) for other items included in financing costs.

k) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

i) Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

ii) Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

l) Contributed equity
Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the proceeds received.

m) Cash and cash equivalents
Cash on hand, at bank and short term deposits on the balance sheet have a maturity of three months or less. For the purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

n) Derivative and other financial instruments
The Group's activities expose it to changes in interest rates and foreign exchange rates. The Group has policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The AIFRS documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations and limited interest rate swaps do not qualify for hedge accounting and are recorded at fair value through the income statement.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts and other derivative contracts held by the Group are determined by reference to market values for similar instruments.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables
Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are due within 30 days. An estimate for doubtful debts is made when there is objective evidence that WT will not be able to collect the debts. Bad debts are written off when identified.

ii) Financial liabilities

Payables
Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.

Interest bearing liabilities
Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

Other financial liabilities
Other financial liabilities include convertible debt. Where the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps
The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value is reflected in the income statement immediately.

iv) Cross currency swaps and forward exchange contracts
The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses. For the year ended 31 December 2004, forward exchange contracts were deferred on the balance sheet and not fair valued through the income statement.

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses relating to the effective portion of the hedge are reflected in the foreign currency translation reserve. Any gains or losses relating to the ineffective portion are recognised directly in the income statement.

v) Disclosure of fair values
Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. Refer to note 2(b).

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these financial statements.

vi) Derecognition of financial instruments
The derecognition of financial instruments takes place when the Group no longer controls the contractual rights that comprise the financial instrument which is normally the case when the instrument is sold or all cash flows attributable to the instrument have passed to an independent third party.

o) Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

p) Earnings per unit
Basic earnings per unit is calculated as net profit attributable to Members divided by the weighted average number of ordinary units. Diluted earnings per unit is calculated as net profit attributable to Members divided by the weighted average number of ordinary units and dilutive potential ordinary units.

q) Rounding
In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

NOTE 3 IMPACT OF ADOPTING AIFRS

a) AASB 1 transitional exemptions

The Group has made its election to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

i) AASB 3 "Business Combinations" was not applied retrospectively to business combinations undertaken before the date of transition to AIFRS.

ii) AASB 2 "Share Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

iii) The Group has elected not to apply AASB 121 "The Effects of Changes in Foreign Exchange Rates" to the cumulative translation differences at the date of transition to AIFRS. This has resulted in the foreign currency translation reserve balance at 1 January 2004 being transferred to opening retained earnings. Any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition and shall include later translation differences.

iv) The Group has elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained earnings at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date. Refer to note 3(e) for the reconciliation between 31 December 2004 closing balance and 1 January 2005 opening balance.

b) Reconciliation of profit after tax between AGAAP and AIFRS

	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 04 $million
Profit after tax attributable to Members of WT as previously reported under AGAAP	581.4	575.5
Investment property revaluations[1]	1,163.2	393.7
Minority interest property revaluations[1]	(26.2)	-
Investment property revaluations attributable to equity accounted associates[1]	65.4	-
Deferred tax charge[2]	(18.9)	-
Tenant allowances amortised	(15.2)	(5.2)
Profit after tax attributable to Members of WT under AIFRS	**1,749.7**	**964.0**

[1] AASB 140 "Investment Property" requires revaluation increment/decrement to be recognised through the income statement. Under AGAAP revaluation movements were recognised in the asset revaluation reserve.

[2] A deferred tax liability arises as a result of depreciation claimed for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

c) Reconciliation of total equity between AGAAP and AIFRS

	Consolidated		Parent Entity	
	31 Dec 04 $million	1 Jan 04 $million	31 Dec 04 $million	1 Jan 04 $million
Total equity under previous AGAAP	8,936.7	7,290.3	8,818.8	7,198.6
Deferred tax liability[1]	(177.4)	(150.3)	-	-
Revaluation of other investments	-	-	(177.4)	(150.3)
Total equity under AIFRS	**8,759.3**	**7,140.0**	**8,641.4**	**7,048.3**

[1] A deferred tax liability arises as a result of depreciation claimed for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

NOTE 3 IMPACT OF ADOPTING AIFRS CONTINUED

d) Cash flow Statement under AIFRS
There are no material differences between the AGAAP and AIFRS cash flow statements.

e) Reconciliation of total equity opening balance upon adoption of AASB 132 and 139 on 1 January 2005

	Consolidated 1 Jan 05 $million	Parent Entity 1 Jan 05 $million
Total equity under AIFRS at 31 December 2004	8,759.3	8,641.4
Forward exchange contracts not qualifying for hedge accounting (i)	24.4	24.4
Interest rate swaps not qualifying for hedge accounting (ii)	(136.4)	(91.7)
Mark to market of other financial liabilities (iii)	(175.7)	(175.7)
Fair value adjustments of other investments	-	(44.7)
Total equity under AIFRS at 1 January 2005	**8,471.6**	**8,353.7**
Total equity under AIFRS at 1 January 2005 attributable to:		
— Members of WT	8,353.7	8,353.7
— Minority interest	117.9	-
	8,471.6	**8,353.7**

i) AASB 139 "Financial Instruments" does not allow hedge accounting for derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency. These derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

Under AGAAP gains and losses on foreign currency derivatives were deferred and recorded with the underlying transactions being hedged. For hedges of foreign currency revenues, gains and losses were reflected in the income statement as the underlying foreign currency revenues were recognised.

ii) Interest rate derivatives are determined to be ineffective as they do not meet the hedge effectiveness criteria under AASB 139 "Financial Instruments", accordingly these derivatives are measured at fair value and the gains and losses are recorded in the income statement. Under AGAAP, interest rate derivatives were accounted for on an accrual basis.

iii) All convertible debt instruments are recorded at fair value under AIFRS. The fair value is based on the conversion value at balance date.

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
NOTE 4 PROPERTY REVENUE				
Shopping centre base rent and other property income	**1,380.3**	1,192.6	**520.6**	448.0
Tenant allowances amortised	**(16.5)**	(15.2)	**(5.2)**	(5.2)
	1,363.8	1,177.4	**515.4**	442.8
NOTE 5 PROFIT ON DISPOSAL OF ASSETS				
Revenue from asset sales	**526.6**	198.7	**514.1**	189.7
Cost of assets sold	**(501.9)**	(163.0)	**(491.2)**	(154.1)
	24.7	35.7	**22.9**	35.6
NOTE 6 FINANCING COSTS				
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)	**(439.3)**	(290.1)	**(330.6)**	(178.8)
Related party borrowing costs	**(28.2)**	(2.1)	**(27.5)**	(2.1)
Financing costs capitalised to construction projects	**17.7**	33.5	**7.4**	28.4
Financing costs	**(449.8)**	(258.7)	**(350.7)**	(152.5)
Finance lease interest expense	**(2.5)**	(2.5)	**-**	-
Mark to market of interest rate hedges that do not qualify for hedge accounting	**(74.9)**	-	**(67.2)**	-
Interest expense and mark to market of other financial liabilities	**(77.2)**	(32.4)	**(77.2)**	(48.6)
	(604.4)	(293.6)	**(495.1)**	(201.1)

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 7 TAXATION				
a) Tax expense				
Current	-	(0.6)	-	(0.6)
Deferred	(41.7)	(18.9)	-	-
	(41.7)	(19.5)	-	(0.6)
The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:				
Accounting profit before income tax	**2,041.5**	1,802.3	**2,001.9**	964.6
Prima facie tax expense on profit at 30% (31 December 2004: 30%)	**(612.5)**	(540.7)	**(600.6)**	(289.4)
Australian trust income not assessable	**570.8**	521.2	**600.6**	288.8
Tax expense	**(41.7)**	(19.5)	-	(0.6)
b) Deferred tax liabilities				
Fair value in excess of the tax cost base of investment properties	221.5	177.4	-	-
Deferred tax liabilities	221.5	177.4	-	-

	Consolidated	
	31 Dec 05 cents	31 Dec 04 cents
NOTE 8 EARNINGS PER UNIT		
a) Attributable to Members of WT		
Basic earnings per unit	**114.92**	104.46
Diluted earnings per unit	**113.73**	103.00

The following reflects the income and security data used in the calculations of basic and diluted earnings per unit:

	Number of units	Number of units
Weighted average number of ordinary units used in calculating basic earnings per unit	**1,721,397,405**	1,674,944,088
Bonus element of unit options which are dilutive [1]	**18,048,997**	23,839,244
Adjusted weighted average number of ordinary units used in calculating diluted earnings per unit	**1,739,446,402**	1,698,783,332

	$million	$million
Earnings used in calculating basic earnings per unit	**1,978.3**	1,749.7
Adjustment to earnings on options which are considered dilutive	-	-
Earnings used in calculating diluted earnings per unit	**1,978.3**	1,749.7

[1] At 31 December 2005, there were 8,977,320 bonus element of security options. These bonus element of security options have been determined as anti-dilutive for the current period. The adjustment to earnings in respect of these bonus element of security options was $77.2 million.

The weighted average number of converted, lapsed or cancelled potential ordinary units used in diluted earnings per unit was 868,870 (31 December 2004: 6,980,475).

b) Conversions, calls, subscription or issues after 31 December 2005

Since the end of the financial year:

— 1,435,537 stapled securities have been issued as a consequence of the exercise of options; and

— 9,516,698 stapled securities have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary units or issues of potential ordinary units since the reporting date and before the completion of this report.

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
NOTE 9 TRADE RECEIVABLES				
Trade receivables	**4.3**	8.2	**0.7**	0.4
Less: provision for doubtful debts	**(2.4)**	(1.9)	**-**	-
	1.9	6.3	**0.7**	0.4
NOTE 10 DERIVATIVE ASSETS				
Current				
Receivables under cross currency contracts	**-**	16.8	**-**	-
Deferred loss on forward exchange contracts	**-**	13.3	**-**	13.3
	-	30.1	**-**	13.3
Non Current				
Receivables under cross currency contracts	**21.4**	-	**10.5**	-
Receivables under cross currency contracts with related entities	**45.9**	-	**45.9**	-
Receivables under forward exchange contracts	**-**	9.4	**-**	-
Deferred loss on forward exchange contracts	**-**	22.4	**-**	22.4
	67.3	31.8	**56.4**	22.4
NOTE 11 RECEIVABLES				
Current				
Sundry debtors	**46.1**	58.0	**32.9**	34.5
Amounts receivable from subsidiaries	**-**	-	**116.0**	95.9
Loans receivable from related entities	**669.3**	659.7	**669.3**	659.7
	715.4	717.7	**818.2**	790.1
NOTE 12 INVESTMENT PROPERTIES				
Shopping centre investments	**16,194.4**	13,337.3	**6,344.3**	4,518.1
Construction and development projects	**412.4**	396.9	**181.4**	118.7
	16,606.8	13,734.2	**6,525.7**	4,636.8
Movement in investment properties				
Balance at the beginning of the year	**13,734.2**	11,474.5	**4,636.8**	3,972.0
Acquisition of properties	**808.0**	598.6	**787.6**	255.0
Disposal of properties	**(12.5)**	(161.4)	**(1.6)**	(94.8)
Redevelopment costs	**621.2**	533.2	**618.8**	110.9
Net revaluation increment	**1,435.2**	1,163.2	**484.1**	393.7
Retranslation of foreign operations	**20.7**	126.1	**-**	-
Balance at the end of the year	**16,606.8**	13,734.2	**6,525.7**	4,636.8

Property investments are carried at the Directors' determination of fair value based on independent valuations where appropriate. This includes the original acquisition costs together with capital expenditure since acquisition and either the latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs and ground leases recorded separately on the balance sheet.

A full independent valuation of a shopping centre is conducted at least once every three years. Independent valuations are prepared using both the capitalisation of net income method and the discounting of future net cash flows to their present value. Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which has taken place since or was not included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated annually based on the most recent full independent valuation of the shopping centre in conjunction with current financial information to prepare an independent update. Independent updates use both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occurred.

NOTE 13 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic Interest 31 Dec 05	Economic Interest 31 Dec 04	Consolidated Carrying Value 31 Dec 05 $million	Consolidated Carrying Value 31 Dec 04 $million
a) Equity accounted entities carrying value						
Australian investments[1]						
AMP Wholesale Shopping Centre Trust No. 2	Trust Units	30 Jun	**10.0%**	10.0%	**54.6**	49.8
Karrinyup	Trust Units	30 Jun	**25.0%**	25.0%	**99.4**	89.7
Mt Druitt	Trust Units	30 Jun	**50.0%**	50.0%	**174.0**	119.2
SA Shopping Centre Trust	Trust Units	31 Dec	**50.0%**	50.0%	**21.5**	21.0
Southland	Trust Units	30 Jun	**50.0%**	50.0%	**406.9**	385.1
Tea Tree Plaza	Trust Units	30 Jun	**50.0%**	50.0%	**212.8**	196.4
Total equity accounted investments					**969.2**	861.2

[1] All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million
b) Details of WT's aggregate share of equity accounted entities net profit		
Property revenue	**88.9**	85.5
Property revaluation	**70.3**	65.4
Total revenue from ordinary activities	**159.2**	150.9
Property outgoings	**(24.5)**	(25.7)
Other expenses	**–**	(0.2)
Borrowing costs	**(1.3)**	(1.1)
Net profit from equity accounted entities before tax expense	**133.4**	123.9
Income tax expense	**–**	–
Share of net profits of equity accounted entities	**133.4**	123.9
c) Details of WT's aggregate share of equity accounted entities assets and liabilities		
Cash	**5.3**	2.6
Receivables	**2.2**	2.6
Shopping centre investments	**976.0**	871.7
Construction and development projects	**23.5**	24.0
Total assets	**1,007.0**	900.9
Payables	**(17.3)**	(17.4)
Interest bearing liabilities	**(13.9)**	(14.8)
Other liabilities	**(6.6)**	(7.5)
Total liabilities	**(37.8)**	(39.7)
Net assets	**969.2**	861.2

NOTE 13 DETAILS OF EQUITY ACCOUNTED INVESTMENTS CONTINUED

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million
d) Details of WT's aggregate share of equity accounted entities lease commitments		
Operating lease receivables		
Future minimum rental revenues under non-cancellable operating retail property leases		
Due within one year	**60.1**	58.0
Due between one and five years	**157.4**	145.8
Due after five years	**117.9**	101.8
	335.4	305.6
e) Details of WT's aggregate share of equity accounted entities capital expenditure commitments		
Estimated capital expenditure commitments		
Due within one year	**0.3**	25.4
Due between one and five years	**-**	-
	0.3	25.4

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million

NOTE 14 OTHER INVESTMENTS

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Listed investments	**-**	481.3	**-**	481.3
Unlisted investments	**760.9**	359.8	**760.9**	359.8
Investments in subsidiaries	**-**	-	**9,020.6**	8,166.0
	760.9	841.1	**9,781.5**	9,007.1
Movement in other investments				
Balance at the beginning of the year	**841.1**	-	**9,007.1**	6,749.8
Additions	**363.4**	841.1	**363.4**	1,419.7
Disposals	**(489.4)**	-	**(489.4)**	(57.7)
Net revaluation increment	**45.8**	-	**900.4**	895.3
Balance at the end of the year	**760.9**	841.1	**9,781.5**	9,007.1

NOTE 15 PAYABLES

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Current				
Trade, sundry creditors and accruals	**503.1**	385.0	**342.4**	279.7
	503.1	385.0	**342.4**	279.7

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
NOTE 16 INTEREST BEARING LIABILITIES				
Current				
Unsecured				
Bank loans[1]	**857.6**	739.6	**15.0**	-
Notes payable – A$[5]	**450.0**	226.2	**275.0**	-
Loans from associates of the Responsible Entity	**838.6**	-	**838.6**	-
Loans from controlled entities	**-**	-	**477.7**	738.0
	2,146.2	965.8	**1,606.3**	738.0
Non Current				
Unsecured				
Bank loans[1]	**914.0**	1,516.2	**-**	530.0
Commercial paper[1]	**238.8**	360.0	**238.8**	360.0
Notes payable				
— US$[2]	**1,910.7**	1,797.8	**-**	-
— £[3]	**1,036.5**	-	**-**	-
— €[4]	**323.7**	-	**-**	-
— A$[5]	**825.0**	1,288.1	**775.0**	1,050.0
Finance leases	**37.2**	39.7	**-**	-
Loans from controlled entities	**-**	-	**3,426.5**	1,975.7
Secured				
Bank loans[6]	**98.6**	93.7	**-**	-
Other	**33.0**	32.6	**-**	-
	5,417.5	5,128.1	**4,440.3**	3,915.7
The maturity profile in respect of current and non current interest bearing liabilities is set out below:				
Due within one year	**2,146.2**	965.8	**1,606.3**	738.0
Due between one and five years	**3,269.5**	3,456.2	**2,329.2**	2,101.0
Due after five years	**2,148.0**	1,671.9	**2,111.1**	1,814.7
	7,563.7	6,093.9	**6,046.6**	4,653.7

WT maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer to note 29(a) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

[1] These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[2] **Notes payable – US$**
Guaranteed Senior Notes of US$2,600.0 million were issued in the US 144A bond market by the Westfield Group. The issue comprised US$1,400.0 million and US$700.0 million of fixed rate notes maturing 2014 and 2010 respectively and US$500.0 million floating rate notes maturing 2007. WT was assigned US$1,400.0 million comprising US$550.0 million and US$600.0 million of fixed rate notes maturing 2014 and 2010 respectively and US$250.0 million of floating rate notes maturing 2007. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[3] **Notes payable – £**
Guaranteed Notes of £600.0 million were issued in the European bond market by the Westfield Group. The issue comprised £600.0 million of fixed rate notes maturing 2017 of which WT was assigned £440.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[4] **Notes payable – €**
Guaranteed Notes of €600.0 million were issued in the European bond market by the Westfield Group. The issue comprised €600.0 million of fixed rate notes maturing 2012 of which WT was assigned €200.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[5] **Notes payable – A$**
Medium term notes of A$1,275.0 million were issued in the Australian bond market by WT. The issue comprised A$910.0 million of fixed rate notes maturing 2006 to 2010 and A$365.0 million of floating rate notes maturing 2006 to 2008. These notes are subject to negative pledge arrangements which require WT to comply with certain minimum financial requirements.

[6] **Secured liabilities**
Current and non current secured liabilities is $98.6 million (31 December 2004: $93.7 million). Secured liabilities are borrowings secured by mortgages over properties that have an aggregate value of $377.0 million (31 December 2004: $338.3 million). These properties are Carindale and Chatswood.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**12,592.4**	12,004.1
Amounts utilised	**(7,582.5)**	(6,098.7)
Available financing facilities	**5,009.9**	5,905.4
Cash	**50.4**	39.0
Financing resources available at the end of the year	**5,060.3**	5,944.4
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**2,624.9**	1,838.1
Due between one year and five years	**7,819.5**	5,598.2
Due after five years	**2,148.0**	4,567.8
	12,592.4	12,004.1

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude convertible notes set out in note 17.

Amounts utilised include overdraft, borrowings and bank guarantees.

WT, as a member of the Westfield Group, is able to draw on financing facilities unutilised by the Westfield Group totalling A$ equivalent $4,781.5 million at year end which are included in available financing facilities shown above. These are interest only unsecured multicurrency multioption facilities.

Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million

NOTE 17 OTHER FINANCIAL LIABILITIES

Unsecured				
Convertible notes[(i)]	**451.4**	841.4	**451.4**	841.4
	451.4	841.4	**451.4**	841.4

[(i)] **Convertible notes**

On 1 December 2003, the Responsible Entity issued 850,000 unsecured notes to Deutsche Bank AG Sydney Branch, with a settlement value of $839.1 million. The notes are for a five year term maturing on 5 January 2009 and have a face value of $1,000 per note. Interest on the notes is payable semi annually in arrears on 5 January and 5 July each year, commencing on 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10 per cent per annum. The terms of the notes allow for the redemption of the notes in certain circumstances including a change in applicable tax laws and a change in control of the Responsible Entity. In conjunction with the issue of the notes, the Responsible Entity issued to Deutsche Bank AG 850,000 call options over units in WT ("WT 2009 Options"). The terms of these options were subsequently amended to permit the delivery of stapled securities in the Westfield Group on exercise of an option (refer to note 20(ii)).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without Member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year 509,100 (31 December 2004: nil) options were exercised. As a consequence the face value of the WT Notes were repaid and securities were issued in accordance with the terms of the WT 2009 Options (refer to note 20(ii)). As at 31 December 2005 there were 340,900 options outstanding (31 December 2004: 850,000).

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
NOTE 18 DERIVATIVE LIABILITIES				
Current				
Payables under forward exchange contracts	**10.6**	13.3	**10.6**	13.3
Payables under interest rate swaps	**1.3**	30.0	**1.3**	16.7
	11.9	43.3	**11.9**	30.0
Non current				
Payables under forward exchange contracts	**8.4**	22.4	**8.4**	22.4
Payables under cross currency swaps with related entities	**-**	69.2	**-**	69.2
Payables under interest rate swaps	**215.2**	44.7	**202.3**	44.7
	223.6	136.3	**210.7**	136.3

	Units	Units	**Units**	Units
NOTE 19 CONTRIBUTED EQUITY				
a) Number of units on issue				
Balance at the beginning of the year	**1,683,099,391**	2,199,068,672	**1,683,099,391**	2,199,068,672
Distribution reinvestment plan	**27,687,649**	49,520,572	**27,687,649**	49,520,572
Units issued on exercise of options	**37,397,010**	38,114	**37,397,010**	38,114
Consolidation of units pursuant to the terms of the Merger	**-**	(1,618,973,277)	**-**	(1,618,973,277)
Units issued to implement the Merger	**-**	1,053,445,310	**-**	1,053,445,310
Balance at the end of the year	**1,748,184,050**	1,683,099,391	**1,748,184,050**	1,683,099,391

Holders of stapled securities have the right to receive dividends from WHL and distributions from WAT and WT, and in the event of the winding up of WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
b) Amount of contributed equity				
Balance at the beginning of the year[(1)]	**5,304.8**	5,287.3	**5,304.8**	5,287.3
Distribution reinvestment plan	**236.7**	169.3	**236.7**	169.3
Conversion of options	**326.9**	0.2	**326.9**	0.2
Stapling distributions - return of capital	**-**	(635.9)	**-**	(635.9)
Securities issued to implement the Merger	**-**	483.9	**-**	483.9
Balance at the end of the year	**5,868.4**	5,304.8	**5,868.4**	5,304.8

[(1)] The opening balance at 1 January 2005 has been adjusted for the effects of adopting AASB 132 and 139, as outlined in note 3(a).

Since the end of the year:

— 1,435,537 (31 December 2004: 10,267,941) stapled securities have been issued by the Westfield Group for a cash consideration of $19.4 million (31 December 2004: $137.1 million) as a consequence of the exercise of options, WT's share is $7.3 million (31 December 2004: $51.4 million; and

— 9,516,698 (31 December 2004: 15,544,151) stapled securities have been issued by the Westfield Group for a cash consideration of $162.3 million (31 December 2004: $258.7 million) pursuant to the Westfield Group Distribution Reinvestment Plan, WT's share is $83.8 million (31 December 2004: $129.0 million).

	Note	31 Dec 05 Number of options	31 Dec 05 Weighted average exercise price $	31 Dec 04 Number of options	31 Dec 04 Weighted average exercise price $
NOTE 20 SHARE BASED PAYMENTS					
Options on issue					
— Executive Options	20(i)	**952,700**	**5.74**	1,233,600	5.53
— Possfund Options	20(ii)	**-**	**-**	5,300,000	4.82
— WT 2009 Options	20(iii)	**340,900**	**5.02**	850,000	5.02
— Series F Special Options	20(iv)	**52,500**	**5.63**	52,500	3.87
— Series G Special Options	20(v)	**428,315**	**4.97**	428,315	3.41
— Series G1 Special Options	20(vi)	**277,778**	**4.97**	277,778	3.41
— Series H Special Options	20(vii)	**14,070,072**	**5.64**	14,070,072	3.88
— Series I Special Options	20(viii)	**13,260,859**	**5.44**	13,260,859	3.75
	20(ix)	**29,383,124**	**21.96**	35,473,124	13.42
Movement in options on issue					
Balance at the beginning of the year		**35,473,124**	**13.42**	850,000	5.02
Movement in Executive options					
Options exercised during the year					
— extinguished by issuance of new units		**(25,000)**	**5.64**	-	-
— extinguished by transfer of existing units		**-**	**-**	-	-
— extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price		**(255,000)**	**6.36**	(102,500)	3.78
Options lapsed during the year		**(900)**	**-**	(143,800)	5.88
Movement in Possfund options					
Options exercised during the year					
— extinguished by payment of cash equal to the difference between market value and the exercise price		**(5,300,000)**	**4.82**	(2,650,000)	4.82
Movement in WT 2009 options					
Options exercised during the year					
— extinguished by issuance of new units		**(509,100)**	**5.02**	-	-
Options contributed by WT and WAT pursuant to the Merger					
Executive Options		**-**	**-**	1,479,900	5.53
Possfund Options		**-**	**-**	7,950,000	4.82
Series F Special Options		**-**	**-**	52,500	3.87
Series G Special Options		**-**	**-**	694,445	3.41
Series G1 Special Options		**-**	**-**	277,778	3.41
Series H Special Options		**-**	**-**	14,070,072	3.88
Series I Special Options		**-**	**-**	13,260,859	3.75
Movement in Series G Special Options					
Options exercised during the year					
— cancelled for $nil consideration		**-**	**-**	(266,130)	3.41
Balance at the end of the year[1]		**29,383,124**	**21.96**	35,473,124	13.42

[1] At 31 December 2005, the 29,383,124 (31 December 2004: 35,473,124) options on issue were convertible to 143,969,955 (31 December 2004: 198,562,898) Westfield Group securities.

NOTE 20 SHARE BASED PAYMENTS CONTINUED

i) Executive Option Plans

Issue date	Expiry date	Exercise price	Note	Number exercisable at 31 Dec 05	Number on issue at 31 Dec 05	Number exercisable at 31 Dec 04	Number on issue at 31 Dec 04
10 Apr 2000	10 Apr 2005	$3.495	(a)	-	-	25,000	50,000
22 Sep 2000	22 Sep 2005	$4.706	(a)	-	-	55,000	110,000
22 Dec 2000	22 Dec 2005	$5.328	(a)	-	-	10,000	20,000
30 Apr 2001	30 Apr 2006	$4.886	(a)	25,000	50,000	12,500	50,000
6 Aug 2001	6 Aug 2006	$5.643	(a)	115,000	317,500	101,250	405,000
12 Nov 2001	12 Nov 2006	$6.510	(a)	50,000	100,000	25,000	100,000
20 Mar 2002	20 Mar 2007	$6.427	(a)	18,750	75,000	-	75,000
25 Oct 2002	25 Oct 2007	$4.841	(a)	24,000	59,000	-	71,500
20 Dec 2002	20 Dec 2007	$5.176	(a)	8,750	35,000	-	35,000
19 Aug 2003	19 Aug 2008	$5.850	(a)	-	30,000	-	30,000
1 Sep 2003	1 Sep 2008	$5.835	(a)	-	233,800	-	233,800
1 Sep 2003	1 Sep 2008	$0.000	(b)	-	2,400	-	3,300
13 Nov 2003	13 Nov 2008	$5.553	(a)	-	50,000	-	50,000
				241,500	952,700	228,750	1,233,600

a) Under the terms of the Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

b) Under the terms of the Executive Performance Share Plan under which these awards were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

The rules of the Executive Option Plan and the Executive Performance Share Plan have been amended to permit WHL to satisfy the exercise of an option or award in one of the following ways:

i) issuing or transferring a Westfield Group stapled security to the executive option or award holder;

ii) paying the executive option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options have no entitlement to dividends/distributions of the Westfield Group.

ii) Possfund options

On 10 February 2005, Possfund Custodian Trustee Limited ("Possfund") exercised 5,300,000 options at an exercise price of $12.84. Under the terms of the Possfund option agreement, the exercise of the options was extinguished by the payment of $22,434,370 to Possfund, being the difference between the volume weighted average trading price for the 20 business days preceding 10 February 2005 and the exercise price of the options.

iii) WT 2009 Options

On 1 December 2003 the Responsible Entity issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch. The options are exercisable at any time between 1 January 2004 and 5 January 2009. The options were issued at a strike price of $3.75.

As a result of the Merger, the terms of the WT 2009 Options were amended so that the strike price is $13.3928 (being the old strike price of $3.75 divided by the 0.28 WT Merger ratio) and the exercise property will become Westfield Group stapled securities. The number of Westfield Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 509,100 WT 2009 Options. The options were extinguished by the issuance of 37,304,860 stapled securities at a weighted average issue price of $17.02

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

NOTE 20 SHARE BASED PAYMENTS CONTINUED

iv) Series F Special Options

The WAT Series F Special Option entitles the holder the right to be issued 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,364.82) or 1 Series F Cumulative Preferred Stock ("Series F Preferred Share") in Westfield America Inc. ("WEA"). The Series F Special Options are exercisable during the period commencing June 2007 and ending June 2020. As at 31 December 2005, there were 52,500 Series F Special Options on issue which are convertible to 8,260,875 stapled securities.

The Parent Entity and WHL have each granted 52,500 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series F Option on exercise of that Series F Option. Where the exercise of the Series F Option is satisfied by delivery of US$1,000, WAT must pay the Parent Entity US$375.00 (37.5% of the exercise price). Where the exercise price of the Series F Option is satisfied by the delivery of a Series F Preferred Share WAT must pay the Parent Entity US$375.00 being 37.5% of US$1,000 (being the value of the Series F Preferred Share under the Option).

Any financial liability associated with these options is recorded in WAT.

v) Series G Special Options

The WAT Series G Special Options are exercisable at any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G Cumulative Redeemable Preferred Share (Series G CPS) in WEA (or the number of Series A common shares into which Series G CPS has been converted). On exercise the holder would have received 34.6632 ordinary units in WAT. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of Series A common shares into which a Series G CPS have been converted. As at 31 December 2005, there were 428,315 WAT Series G Special Options on issue which are exchangeable for 14,846,769 stapled securities.

The Parent Entity and WHL have each granted 428,315 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series G Option on exercise of that Series G Option. Where the exercise of the Series G Option is satisfied by delivery of a Series G Preferred Share (or common shares into which the Preferred Share has converted) WAT must pay the Parent Entity 37.5% of the value of a Series G Preferred Share (or common shares into which the Preferred Share has converted) at the time of exercise.

Any financial liability associated with these options is recorded in WAT.

vi) Series G1 Special Options

The WAT Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT, each Series G1 Special Option entitles the holder to deliver a Series D Cumulative Redeemable Preference Share ("Series D CPS") in WEA (or the number of common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2005, there were 277,778, Series G Special Options on issue which are convertible to 9,628,687 stapled securities.

The Parent Entity and WHL have each granted 277,778 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series G1 Option on exercise of that Series G1 Option. Where the exercise of the Series G Option is satisfied by delivery of a Series D Preferred Share (or common shares into which the Preferred Share has converted) WAT must pay the Parent Entity 37.5% of the value of a Series D Preferred Share (or common shares into which the Preferred Share has converted) at the time of exercise.

Any financial liability associated with these options is recorded in WAT.

vii) Series H Special Options

The WAT Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049 stapled securities. As at 31 December 2005, there were 14,070,072 Series H Special Options on issue which are convertible to 42,900,564 stapled securities.

The Parent Entity and WHL have each granted 14,070,072 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series H Option on exercise of that Series H Option. Where the exercise of the Series H Option is satisfied by delivery of a WEA Common Share WAT must pay the Parent Entity 37.5% of the value of a Common Share at the time of exercise.

Any financial liability associated with these options is recorded in WAT.

viii) Series I Special Options

The WAT Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.1616 stapled securities. As at 31 December 2005, there were 13,260,859 Series I Special Options on issue which are convertible to 41,925,466 stapled securities.

Accordingly, the Parent Entity and WHL have each granted 13,260,859 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series I Option on exercise of that Series I Option. Where the exercise of the Series I Option is satisfied by delivery of a WEA Common Share WAT must pay the Parent Entity 37.5% of the value of a Common Share at the time of exercise.

Any financial liability associated with these options is recorded in WAT.

ix) Details of movements in options since 31 December 2005 and the date of this report

	Number of Options
Options on issue at 31 December 2005	29,383,124
Executive Options	
— extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price	(10,000)
— lapsed since the end of the year	(10,000)
WT 2009 Options	
— extinguished by issuance of new securities	(19,400)
Balance of options on issue at the date of this report	**29,343,724**

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 21 RESERVES				
Foreign currency translation reserve	133.2	109.6	-	-
Option premium reserve	-	10.9	-	10.9
Asset revaluation reserve	-	-	-	1,394.6
Balance at the end of the year	133.2	120.5	-	1,405.5
Movement in foreign currency translation reserve				
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.				
Balance at the beginning of the year	109.6	-	-	-
Foreign exchange movement				
— foreign entities	23.6	109.6	-	-
Balance at the end of the year	133.2	109.6	-	-
Movement in option premium reserve				
The option premium reserve is to record proceeds received upon the issue of options.				
Balance at the beginning of the year	10.9	10.9	10.9	10.9
Application of AASB 132 & 139 effective 1 January 2005	(10.9)	-	(10.9)	-
Balance at the end of the year	-	10.9	-	10.9
Movement in asset revaluation reserve				
The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.				
Balance at the beginning of the year	-	-	1,394.6	499.3
Application of AASB 132 & 139 effective 1 January 2005	-	-	(1,394.6)	-
Revaluation increment	21.6	-	21.6	895.3
Transferred to profit for the period upon sale of the asset	(21.6)	-	(21.6)	-
Balance at the end of the year	-	-	-	1,394.6
NOTE 22 RETAINED PROFITS				
Balance at the beginning of the year[1]	3,216.1	1,750.1	1,931.1	1,250.8
Application of AASB 132 & 139 effective 1 January 2005	(276.8)	-	1,117.8	
Profit after tax expense and Minority Interest	1,978.3	1,749.7	2,001.9	964.0
Distributions paid	(683.8)	(283.7)	(683.8)	(283.7)
Balance at the end of the year	4,233.8	3,216.1	4,367.0	1,931.1

[1] The opening balance at 1 January 2005 has been adjusted for the effects of adopting AASB 132 and 139, as outlined in note 3(e).

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 23 CASH AND CASH EQUIVALENTS				
a) Components of cash and cash equivalents				
Cash	50.4	39.0	21.1	16.4
Total cash and cash equivalents	50.4	39.0	21.1	16.4
b) Reconciliation of profit after tax expense to net cash flows from operating activities				
Profit after income tax expense	1,978.3	1,749.7	2,001.9	964.0
Property revaluation	(1,435.2)	(1,163.2)	(484.1)	(393.7)
Other investment revaluation	-	-	(900.4)	-
Deferred tax expense	41.7	18.9	-	-
Borrowing costs	604.4	293.6	495.1	201.1
Interest income	(29.0)	(5.8)	(27.5)	(4.2)
Profit on disposal of non current assets	(24.7)	(35.7)	(22.9)	(35.6)
Decrease in other assets attributable to operating activities	(59.2)	(58.1)	(32.1)	(21.3)
Foreign currency exchange (loss)/gain	(12.0)	(1.4)	0.9	10.6
Net cash flows from operating activities	1,064.3	798.0	1,030.9	720.9

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 24 DISTRIBUTIONS				
a) Current year final distribution proposed				
21% estimated tax advantaged (31 December 2004: 42.2% tax advantaged)	**384.3**	349.1	**384.3**	349.1
	384.3	349.1	**384.3**	349.1

Distributions proposed were paid on 28 February 2006. The record date for these distributions was 13 February 2006.

The Westfield Group Distribution Reinvestment Plan ("DRP") was in operation for the distribution payable on 28 February 2006. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
b) Distributions paid during the year				
Distribution in respect of the 6 months to 30 June 2005	**334.7**	–	**334.7**	–
Distribution in respect of the 6 months to 31 December 2004	**349.1**	–	**349.1**	–
Distribution in respect of the 6 months to 30 June 2004	**–**	283.7	**–**	283.7
Total distribution paid	**683.8**	283.7	**683.8**	283.7

NOTE 25 LEASE COMMITMENTS

Operating lease receivables
Substantially all of the property owned and leased by WT is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**1,021.8**	892.7	**362.3**	276.6
Due between one and five years	**2,635.6**	2,202.4	**980.7**	681.0
Due after five years	**2,018.2**	1,825.4	**668.1**	530.7
	5,675.6	4,920.5	**2,011.1**	1,488.3

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
NOTE 26 CAPITAL EXPENDITURE COMMITMENTS				
Estimated capital expenditure commitments contracted at balance date but not provided for				
Due within one year	**279.2**	411.8	**216.8**	204.7
Due between one and five years	**2.9**	2.9	**1.1**	1.1
Due after five years	**–**	–	**–**	–
	282.1	414.7	**217.9**	205.8
NOTE 27 CONTINGENT LIABILITIES				
Performance guarantees	**39.5**	30.0	**13.2**	30.0
Borrowings of controlled entities	**–**	–	**5,027.6**	3,522.1
Borrowings of associates of the Responsible Entity	**5,484.4**	2,051.5	**5,484.4**	2,051.5
	5,523.9	2,081.5	**10,525.2**	5,603.6

From time to time, in the normal course of business, WT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

NOTE 28 SEGMENT INFORMATION

Primary Geographic Segment

	Australia		New Zealand		Consolidated	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
Revenue and other income						
Revenue	**1,187.5**	1,022.6	**176.3**	154.8	**1,363.8**	1,177.4
Property revaluation	**1,355.4**	1,104.0	**79.8**	59.2	**1,435.2**	1,163.2
Fair value adjustment of other investments	**45.8**	–	**–**	–	**45.8**	–
Equity accounted entities net profit	**133.4**	123.9	**–**	–	**133.4**	123.9
Total segment revenue and other income	**2,722.1**	2,250.5	**256.1**	214.0	**2,978.2**	2,464.5
Other income					**12.0**	1.4
Interest income					**29.0**	5.8
Gain on disposal of assets					**24.7**	35.7
Consolidated total revenue					**3,043.9**	2,507.4
Segment profit						
Segment result	**2,476.6**	2,015.7	**112.0**	79.9	**2,588.6**	2,095.6
Other income					**12.0**	1.4
Corporate overheads					**(8.4)**	(8.1)
Net financing costs					**(575.4)**	(287.8)
Gain on disposal of assets					**24.7**	35.7
Merger charges					**–**	(34.5)
Tax expense					**(41.7)**	(19.5)
Consolidated profit after tax					**1,999.8**	1,782.8
Segment assets						
Segment assets	**16,391.6**	13,772.8	**2,064.9**	1,816.2	**18,456.5**	15,589.0
Corporate assets					**885.9**	847.6
Total segment assets					**19,342.4**	16,436.6
Segment liabilities						
Segment liabilities	**283.2**	135.5	**280.0**	195.1	**563.2**	330.6
Corporate liabilities					**8,412.0**	7,346.7
Total segment liabilities					**8,975.2**	7,677.3
Other segment information						
Investment in equity accounted associates included in segment assets	**969.2**	861.2	**–**	–	**969.2**	861.2
Additions to segment non current assets	**357.7**	402.8	**150.3**	130.4	**508.0**	533.2

Secondary Business Segment

WT operates in one business segment being an internally managed, vertically integrated, retail property group.

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS

a) (i) Summary of interest rate hedges

	Note	Consolidated 31 Dec 05 $million	31 Dec 04 $million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	16	**2,146.2**	965.8
Non current interest bearing liabilities	16	**5,417.5**	5,128.1
Unsecured convertible notes	17	**451.4**	841.4
Share of equity accounted entities interest bearing liabilities	13	**13.9**	14.8
Cross currency swaps			
— A$	29(b)(i)	**2,205.0**	1,815.1
— £133.0 million (31 December 2004: £nil)	29(b)(i)	**313.2**	-
		10,547.2	8,765.2
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
— A$	29(a)(ii)	**910.0**	1,080.0
— €200.0 million (31 December 2004: €nil)	29(a)(ii)	**323.7**	-
— £283.7 million (31 December 2004: £nil)	29(a)(ii)	**668.3**	-
— US$1,150.0 million (31 December 2004: US$1,150.0 million)	29(a)(ii)	**1,569.5**	1,476.8
Fixed rate derivatives			
— A$	29(a)(ii)	**3,597.5**	4,498.7
— £425.5 million (31 December 2004: £292.5 million)	29(a)(ii)	**1,002.3**	724.4
		8,071.3	7,779.9

[1] Fixed rate derivatives in A$ are substantially comprised of interest rate derivatives related to A$ cross currency swaps disclosed above. In addition to the above fixed rate liabilities WT also had floating rate liabilities of $2,475.9 million (31 December 2004: $985.3million) outstanding at 31 December 2005 at an average interest rate, including margin of 5.98% (31 December 2004: 5.68%).

	Note	31 Dec 05 $million	31 Dec 04 $million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
— US$1,580.0 million (31 December 2004: US$1,230.0 million)	29(b)(i)	**2,156.4**	1,579.6
— €200.0 million (31 December 2004: €nil)	29(b)(i)	**323.7**	-
— NZ$112.5 million (31 December 2004: NZ$208.5 million)	29(b)(i)	**105.0**	192.5
— Loans receivable from related entities	11	**669.3**	659.7
		3,254.4	2,431.8
Principal amounts of fixed interest rate assets:			
Fixed rate loans			
— £ nil (31 December 2004: £151.6 million)	29(a)(ii)	-	375.4
Fixed rate derivatives			
— US$1,150.0 million (31 December 2004: US$1,150.0 million)	29(a)(ii)	**1,569.5**	1,476.8
— €200.0 million (31 December 2004: €nil)	29(a)(ii)	**323.7**	-
		1,893.2	1,852.2

In addition to the above fixed rate assets WT also had floating rate assets of $1,361.2 million (31 December 2004: $579.6 million) outstanding at 31 December 2005 at an average interest rate, including margin of 5.32% (31 December 2004: 4.41%).

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

a) (ii) Interest rates

Notional principal or contract amounts of WT's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		Fixed rate borrowings		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin
A$ receivable / (payable)								
31 December 2004					A$(4,498.7)	6.34%	A$(1,080.0)	5.95%
31 December 2005	**A$(3,597.5)**	**6.45%**	**A$(910.0)**	**5.80%**	A$(4,277.4)	6.47%	A$(910.0)	5.80%
31 December 2006	**A$(4,372.6)**	**6.53%**	**A$(535.0)**	**5.65%**	A$(4,838.6)	6.57%	A$(535.0)	5.65%
31 December 2007	**A$(5,019.7)**	**6.39%**	**A$(360.0)**	**5.36%**	A$(4,535.7)	6.44%	A$(360.0)	5.36%
31 December 2008	**A$(5,332.4)**	**6.44%**	**A$(160.0)**	**5.50%**	A$(4,703.4)	6.53%	A$(160.0)	5.50%
31 December 2009	**A$(4,725.5)**	**6.45%**	**A$(160.0)**	**5.50%**	A$(4,496.5)	6.54%	A$(160.0)	5.50%
31 December 2010	**A$(3,695.0)**	**6.42%**	**–**	**–**	A$(3,466.0)	6.48%	–	–
31 December 2011	**A$(2,996.3)**	**6.40%**	**–**	**–**	A$(2,787.2)	6.50%	–	–
31 December 2012	**A$(2,571.2)**	**6.36%**	**–**	**–**	A$(2,362.2)	6.45%	–	–
31 December 2013	**A$(1,271.2)**	**6.43%**	**–**	**–**	A$(1,062.2)	6.55%	–	–
31 December 2014	**A$(409.0)**	**6.15%**	**–**	**–**	A$(200.0)	6.28%	–	–
€ receivable / (payable)								
31 December 2005	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
31 December 2006	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
31 December 2007	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
31 December 2008	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
31 December 2009	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
31 December 2010	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
31 December 2011	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	–	–	–	–
£ receivable / (payable)								
31 December 2004					£(292.5)	5.61%	£151.6	5.61%
31 December 2005	**£(425.5)**	**5.41%**	**£(283.7)**	**5.33%**	£(292.5)	5.61%	–	–
31 December 2006	**£(425.5)**	**5.45%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2007	**£(425.5)**	**5.45%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2008	**£(425.5)**	**5.45%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2009	**£(425.5)**	**5.45%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2010	**£(425.5)**	**5.45%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2011	**£(425.5)**	**5.45%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2012	**£(292.5)**	**5.50%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2013	**£(292.5)**	**5.50%**	**£(440.0)**	**5.39%**	£(292.5)	5.61%	–	–
31 December 2014	**–**	**–**	**£(440.0)**	**5.39%**	–	–	–	–
31 December 2015	**–**	**–**	**£(440.0)**	**5.39%**	–	–	–	–
31 December 2016	**–**	**–**	**£(440.0)**	**5.39%**	–	–	–	–
US$ receivable / (payable)								
31 December 2004					US$1,150.0	4.73%	US$(1,150.0)	4.73%
31 December 2005	**US$1,150.0**	**4.73%**	**US$(1,150.0)**	4.73%	US$1,150.0	4.73%	US$(1,150.0)	4.73%
31 December 2006	**US$1,150.0**	**4.73%**	**US$(1,150.0)**	4.73%	US$1,150.0	4.73%	US$(1,150.0)	4.73%
31 December 2007	**US$1,150.0**	**4.73%**	**US$(1,150.0)**	4.73%	US$1,150.0	4.73%	US$(1,150.0)	4.73%
31 December 2008	**US$1,150.0**	**4.73%**	**US$(1,150.0)**	4.73%	US$1,150.0	4.73%	US$(1,150.0)	4.73%
31 December 2009	**US$1,150.0**	**4.73%**	**US$(1,150.0)**	4.73%	US$1,150.0	4.73%	US$(1,150.0)	4.73%
31 December 2010	**US$550.0**	**5.13%**	**US$(550.0)**	5.13%	US$550.0	5.13%	US$(550.0)	5.13%
31 December 2011	**US$550.0**	**5.13%**	**US$(550.0)**	5.13%	US$550.0	5.13%	US$(550.0)	5.13%
31 December 2012	**US$550.0**	**5.13%**	**US$(550.0)**	5.13%	US$550.0	5.13%	US$(550.0)	5.13%
31 December 2013	**US$550.0**	**5.13%**	**US$(550.0)**	5.13%	US$550.0	5.13%	US$(550.0)	5.13%

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

b) Exchange rates

i) Cross currency swaps in respect of WT's foreign currency assets and liabilities

Cross currency swaps contracted as at the the reporting date and outstanding at	Weighted average exchange rate **31 Dec 05**	31 Dec 04	Principal amount (payable)/receivable **31 Dec 05 million**	**31 Dec 05 million**	31 Dec 04 million	31 Dec 04 million
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2004	–	1.2535	–	–	A$(166.3)	NZ$208.5
31 December 2005	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
31 December 2006	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
31 December 2007	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
£						
Contracts to receive € and pay £						
31 December 2005	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
31 December 2006	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
31 December 2007	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
31 December 2008	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
31 December 2009	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
31 December 2010	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
31 December 2011	**0.6648**	–	**€200.0**	**£(133.0)**	–	–
US$						
Contracts to receive US$ and pay A$						
31 December 2004	–	0.7460	–	–	A$(1,648.8)	US$1,230.0
31 December 2005	**0.7486**	0.7460	**A$(2,110.5)**	**US$1,580.0**	A$(1,648.8)	US$1,230.0
31 December 2006	**0.7486**	0.7460	**A$(2,110.5)**	**US$1,580.0**	A$(1,648.8)	US$1,230.0
31 December 2007	**0.7488**	0.7461	**A$(2,003.1)**	**US$1,500.0**	A$(1,541.4)	US$1,150.0
31 December 2008	**0.7479**	0.7461	**A$(1,818.4)**	**US$1,360.0**	A$(1,541.4)	US$1,150.0
31 December 2009	**0.7479**	0.7461	**A$(1,818.4)**	**US$1,360.0**	A$(1,541.4)	US$1,150.0
31 December 2010	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2011	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2012	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2013	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0

ii) Forward exchange contracts to hedge WT's foreign currency income

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate **31 Dec 05**	31 Dec 04	**31 Dec 05 million**	**31 Dec 05 million**	31 Dec 04 million	31 Dec 04 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2005	–	1.2212	–	–	A$104.2	NZ$(127.2)
31 December 2006	**1.1916**	1.1963	**A$107.8**	**NZ$(128.5)**	A$101.6	NZ$(121.5)
31 December 2007	**1.1432**	1.1442	**A$121.1**	**NZ$(138.4)**	A$114.0	NZ$(130.4)
31 December 2008	**1.1287**	1.1311	**A$127.6**	**NZ$(144.0)**	A$91.9	NZ$(104.0)
31 December 2009	**1.1234**	1.1187	**A$97.2**	**NZ$(109.2)**	A$41.1	NZ$(46.0)
31 December 2010	**1.1294**	–	**A$43.4**	**NZ$(49.0)**	–	–

c) Credit risks

In accordance with the policies determined by the Board of the Responsible Entity, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2005, the Group had 65% (31 December 2004: 81%) of its aggregate credit risk spread over four counterparties each with an S&P long term rating of A- or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A- or higher. The aggregate credit risk in respect of derivative financial instruments is $75.0 million (31 December 2004: $90.8 million).

NOTE 30 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value		Carrying amount	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
Consolidated assets				
Cash	**50.4**	39.0	**50.4**	39.0
Trade receivables[1]	**1.9**	6.3	**1.9**	6.3
Derivative assets	**67.3**	61.9	**67.3**	61.9
Consolidated liabilities				
Payables[1]	**503.1**	385.0	**503.1**	385.0
Interest bearing liabilities				
— Fixed rate debt	**3,461.8**	2,538.7	**3,471.5**	2,556.8
— Floating rate debt	**4,101.9**	3,555.2	**4,101.9**	3,555.2
Other financial liabilities	**451.4**	841.4	**451.4**	841.4
Derivative liabilities	**235.5**	316.0	**235.5**	179.6
Parent Entity assets				
Cash	**21.1**	16.4	**21.1**	16.4
Parent Entity liabilities				
Payables[1]	**342.4**	279.7	**342.4**	279.7
Interest bearing liabilities	**6,046.6**	4,653.7	**6,046.6**	4,653.7

[1] These financial assets and liabilities are not subject to interest rate risk.

NOTE 31 UNHEDGED FOREIGN CURRENCY NET ASSETS

	Consolidated	
	31 Dec 05 million	31 Dec 04 million
NZ$ denominated net assets before deferred tax	**NZ$1,955.9**	NZ$1,819.4
NZ$ deferred tax	**NZ$(237.3)**	NZ$(192.2)
NZ$ denominated net assets	**NZ$1,718.6**	NZ$1,627.2

The foreign currency denominated net assets set out above have been determined after taking into account the cross currency swap principal amounts in note 29(b)(i).

NOTE 32 AUDITOR'S REMUNERATION

	Consolidated		Parent Entity	
	31 Dec 05 $000	31 Dec 04 $000	31 Dec 05 $000	31 Dec 04 $000
Amounts received or due and receivable by the auditors of the parent entity and any other entity in the economic entity for:				
— Audit or review of the financial reports	**1,694**	1,117	**1,559**	887
— Assurance and compliance services	**346**	381	**171**	161
— Independent accounts report relating to the US 144A bond issue	**-**	337	**-**	337
— Independent accounts report relating to the Merger	**-**	1,456	**-**	1,456
— Other services	**116**	199	**50**	111
	2,156	3,490	**1,780**	2,952
Amounts received or due and receivable by Affiliates of the auditors of the parent entity for:				
— Audit or review of the financial reports	**85**	89	**-**	-
— Assurance and compliance services	**-**	-	**-**	-
— Accounting services	**-**	-	**-**	-
— Taxation advice and compliance	**-**	-	**-**	-
— Other services	**-**	-	**-**	-
	85	89	**-**	-
	2,241	3,579	**1,780**	2,952

NOTE 33 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this note unless disclosed elsewhere in this financial report.

The Group forms part of the Westfield Group and the related party disclosures for the Westfield Group have the same applicability to it. As such while the related party disclosures below make reference to the Westfield Group, they also relate to the Group.

a) Nature of relationship with related parties

i) Consolidated

Key Management Personnel of the entity
Details of Key Management Personnel are disclosed in note 34.

Other Related Parties
LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ("LFG") are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

The Lowy Institute is considered to be a related party of the Westfield Group. This is due to this entity being under the control or significant influence of certain Directors of the Westfield Group, being Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

ii) Parent

Subsidiaries
Details of Parent Entity interests in subsidiaries are disclosed in note 35.

Key Management Personnel of the entity
Details of Key Management Personnel are disclosed in note 34.

Other Related Parties
The related parties noted under the consolidated description above are also related parties of the Parent Entity.

b) Transactions and their terms and conditions with related parties

i) Consolidated

Transactions with Key Management Personnel of the entity
Remuneration of Key Management Personnel is disclosed in note 34.

The Westfield Group owns aircraft for business use by its executives. During the period LFG, Peter Lowy, David Lowy and Steven Lowy hired the aircraft (when the aircraft was not required for business use) and were charged for such usage by the Westfield Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and the Directors totalled $1,081,239 (2004: $262,080) during the period, and were payable on seven day terms.

Other Related Parties
The Westfield Group and LFG have entered into arrangements during the period regarding the Westfield Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are:

— The Westfield Group entered into arrangements during the period regarding the use of aircraft owned by LFG. The charge for this aircraft was on normal arm's length rates. During the period the Group incurred costs amounting to $972,352 (2004: $nil) in relation to the use of that aircraft. Amounts charged are payable on seven day terms.

— The Westfield Group entered into aircraft operation, maintenance and crew sharing agreements during the period with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance landing, engineering, insurance and aircrew services. During the period the Westfield Group charged LFG $159,564 (2004: $nil) in relation to the provision of aircrew and maintenance services to LFG. Also during the period, the Westfield Group was charged $76,426 (2004: $nil) for use of aircraft crew employed by LFG. Amounts charged are payable on seven day terms.

During the period the Westfield Group sold an aircraft to LFG for $28.2 million. Included in the operating result of the Westfield Group for the period is a net profit of $1.6 million relating to this sale. The sale was conducted via a formal process, which was overseen by Independent Director John B Studdy, Chairman of the Compliance Sub-Committee. The sale process was undertaken by Bombardier Aerospace Corporation, an independent broker and expert in the sale of such aircraft. As LFG made an offer that was superior to any offer made by a third party (both as to price and other terms), the sale of the aircraft was transacted with LFG.

LFG currently subleases premises from the Westfield Group. During the period $350,776 (2004: $148,262) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Westfield Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

During the period the Westfield Group provided design and construction administrative services to The Lowy Institute for which it charged $15,959 (2004: $nil), which was based on arm's length rates. Amounts charged are payable on seven day terms.

At year end the following amounts were recorded in the Westfield Group balance sheet as receivable with the following related parties:

Nature	Type	2005	2004
Owing from LFG	Current receivable	$36,653	$7,556

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period. This above amount has since been paid.

NOTE 33 RELATED PARTY DISCLOSURES CONTINUED

ii) Parent

Subsidiaries

Investments held in subsidiaries are disclosed in note 35.

The Responsible Entity, a subsidiary of WHL, is considered to be a related party of the Group.

During the year, WT, WAT and WHL, transacted on normal commercial terms as stapled entities with respect to the following:

a) Property management fee
b) Manager's service charge
c) Reimbursement of expenses
d) Construction contracts
e) Rebates
f) Loans and financial derivatives

c) Property management fee
The property management fee for the year ended 31 December 2005 was $65.8 million (31 December 2004: $48.2 million) of which $4.1 million (31 December 2004: $3.5 million) was payable to associates of the Responsible Entity at 31 December 2005.

d) Manager's service charge
The managers service charge expensed and payable for the year ended 31 December 2005 was $14.0 million (31 December 2003: $28.4 million) of which $0.5 million (31 December 2004: $6.8 million) was payable to associates of the Responsible Entity at 31 December 2005.

e) Reimbursement of expenses
Reimbursement of expenses to associates of the Responsible Entity were $54.1 million (31 December 2004: $50.4 million) for the year ended 31 December 2005.

f) Construction contracts
During the year, the Group entered into $411.8 million (31 December 2004: $473.7 million) of construction contracts in relation to the development and redevelopment of the Group's shopping centres with associates of the Responsible Entity.

During the year, amounts paid (excluding GST) to associates of the Responsible Entity for construction contracts amounted to $539.9 million (31 December 2004: $376.3 million).

g) Rebates
In connection with the acquisition of the issued capital in the AMP Shopping Centre Trust (now named WestArt Trust), WHL, an associate of the Responsible Entity, agreed that it will rebate Management Fees derived from properties which form part of the WestArt Trust portfolio ("WestArt properties") and the Service Charge for the period from 11 August 2003 to 31 December 2005 ("Rebate Period") to the extent necessary to enable the Trust to derive a 7% p.a. ungeared yield from the WestArt properties which are held by WT in the Rebate Period. The benefit of this rebate is limited to the aggregate of:

a) the Management Fees incurred for management of the WestArt properties; and
b) the incremental Service Charge incurred attributable to the acquisition of the WestArt portfolio.

The rebate does not apply in respect of any financial period after 31 December 2005 and is not transferable to any third party.

The rebate for the period 1 January 2005 to 31 December 2005 was $1.8 million (31 December 2004: $1.4 million).

h) Loans and financial derivatives

Cross currency swaps with WAT
WT and WAT entered into cross currency swaps on 3 November 2004. The terms, interest and principal amounts are as follows:

i) WT receives from WAT, on a quarterly basis, floating rate on a principal of US$80.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$107.4 million. The maturity date of this instrument is 2 November 2007;
ii) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010; and
iii) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

On 18 January 2005, WT and WAT entered into two additional cross currency swaps. The terms, interest and principal amounts are as follows:

i) WT receives from WAT, on a quarterly basis, floating rate on a principal of $US140.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$184.7 million. The maturity date of this instrument is 5 February 2008; and
ii) WT receives from WAT, on a quarterly basis, floating rate on a principal of US$210.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$277.0 million. The maturity date of this instrument is 5 February 2010.

Interest rate swap with WAT
WT and WAT entered into an A$ interest rate swap on 13 December 2004 for the value of $200.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a delayed start date of July 2006 and continues until February 2015.

Loans to/from WHL
During the financial year, WT advanced/received loans to/from WHL. The balance of these loans at year end is $366.1 million receivable (31 December 2004: $659.7 million receivable) with accrued interest of $2.2 million payable (31 December 2004: $3.2 million receivable).

Loans from WAT
During the year, WAT advanced loans to WT. The balance of these loans at year end is $535.3 million payable (31 December 2004: $nil) with accrued interest of $2.8 million payable (31 December 2004: $nil). Interest accrues on this loan on a quarterly basis based on a floating rate.

Key Management Personnel of the entity
Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties
Details of transactions with Other Related Parties are disclosed in part b(i) above.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL

WT forms part of the Westfield Group and its key management personnel are paid by related entities within the Westfield Group.

a) Remuneration of Key Management Personnel

	Short Term Benefits				Post Employment	Share Based		Total
	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits[2] $	Other post employment benefits $	Cash settled share based payment transactions[1] $	Options and rights $	$
Remuneration of Key Management Personnel								
F P Lowy, AC Executive Chairman[3]								
31 December 2005	**8,000,000**	**4,500,000**	**664,667**	**44,159**	**81,000**	**-**	**-**	**13,289,826**
31 December 2004	4,247,641	8,357,000	674,352	(20,045)	89,818	-	-	13,348,766
F G Hilmer, AO Deputy Chairman								
31 December 2005	**228,000**	**-**	**-**	**-**	**-**	**-**	**-**	**228,000**
31 December 2004	114,000	-	-	-	-	-	-	114,000
D H Lowy, AM Deputy Chairman								
31 December 2005	**204,000**	**-**	**-**	**-**	**-**	**-**	**-**	**204,000**
31 December 2004	102,000	-	-	-	-	-	-	102,000
R L Furman Non Executive Director								
31 December 2005	**162,000**	**-**	**-**	**-**	**-**	**-**	**-**	**162,000**
31 December 2004	108,045	-	-	-	-	-	-	108,045
D M Gonski, AO Non Executive Director								
31 December 2005	**188,000**	**-**	**-**	**-**	**-**	**-**	**-**	**188,000**
31 December 2004	94,000	-	-	-	-	-	-	94,000
S P Johns Non Executive Director								
31 December 2005	**608,000**	**-**	**-**	**-**	**-**	**-**	**-**	**608,000**
31 December 2004	588,247	50,000	-	-	40,288	-	131,126	809,661
P S Lowy Group Managing Director								
31 December 2005	**1,924,751**	**2,500,000**	**43,237**	**(98,071)**	**-**	**968,308**	**-**	**5,338,225**
31 December 2004	1,503,841	2,754,140	116,318	-	-	-	327,815	4,702,114
S M Lowy Group Managing Director								
31 December 2005	**1,500,000**	**2,500,000**	**-**	**(21,277)**	**-**	**968,308**	**-**	**4,947,031**
31 December 2004	1,175,000	2,825,000	-	330,477	-	-	327,815	4,658,292
J B Studdy, AM Non Executive Director								
31 December 2005	**170,000**	**-**	**-**	**-**	**-**	**-**	**-**	**170,000**
31 December 2004	125,450	-	-	-	3,638	-	-	129,088
F T Vincent Non Executive Director								
31 December 2005	**150,000**	**-**	**-**	**-**	**-**	**-**	**-**	**150,000**
31 December 2004	102,045	-	-	-	-	-	-	102,045
G H Weiss Non Executive Director								
31 December 2005	**168,000**	**-**	**-**	**-**	**-**	**-**	**-**	**168,000**
31 December 2004	102,350	-	-	-	1,650	-	-	104,000
D R Wills, AO Non Executive Director								
31 December 2005	**156,000**	**-**	**-**	**-**	**-**	**-**	**-**	**156,000**
31 December 2004	78,000	-	-	-	-	-	-	78,000
C M Zampatti, AM Non Executive Director								
31 December 2005	**156,000**	**-**	**-**	**-**	**-**	**-**	**-**	**156,000**
31 December 2004	78,000	-	-	-	-	-	-	78,000

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

a) Remuneration of Key Management Personnel Continued

	Short Term Benefits				Post Employment	Share Based		Total
	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits[2] $	Other post employment benefits $	Cash settled share based payment transactions[1] $	Options and rights $	$
Remuneration of Key Management Personnel Continued								
J R Broadbent Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	44,200	–	–	–	3,976	–	–	48,176
W J Falconer, CNZM Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	18,350	–	–	–	1,650	–	–	20,000
H Huizinga Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	40,450	–	–	–	3,638	–	–	44,088
R C Mansfield, AO Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	36,700	–	–	–	3,300	–	–	40,000
Total Directors								
31 December 2005	**13,614,751**	**9,500,000**	**707,904**	**(75,189)**	**81,000**	**1,936,616**	**–**	**25,765,082**
31 December 2004	8,558,319	13,986,140	790,670	310,432	147,958	–	786,756	24,580,275
P Allen Group Chief Financial Officer[4]								
31 December 2005	**850,000**	**700,000**	**100,509**	**82,820**	**–**	**416,667**		**2,149,996**
31 December 2004	790,854	715,854	247,056	794,530	10,977	38,889	1,316,551	3,914,711
R Jordan Managing Director, Australia and New Zealand								
31 December 2005	**850,000**	**700,000**	**–**	**33,781**	**–**	**328,635**	**–**	**1,912,416**
31 December 2004	750,000	995,000	–	206,664	–	18,889	837,419	2,807,972
Total Non Director Key Management Personnel								
31 December 2005	**1,700,000**	**1,400,000**	**100,509**	**116,601**	**–**	**745,302**	**–**	**4,062,412**
31 December 2004	1,540,854	1,710,854	247,056	1,001,194	10,977	57,778	2,153,970	6,722,683
Total Key Management Personnel								
31 December 2005	**15,314,751**	**10,900,000**	**808,413**	**41,412**	**81,000**	**2,681,918**	**–**	**29,827,494**
31 December 2004	10,099,173	15,696,994	1,037,726	1,311,626	158,935	57,778	2,940,726	31,302,958

[1] Cash settled share based transactions represent amounts accrued relating to the EDA Plan and PIP Plan. Refer to the note 34 (f) for further details regarding the operation of these plans.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $661,765 (2004 $674,352) relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $81,000 (2004: $89,818) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] Included in the prior year other short term employee benefits figure for Mr P Allen is $563,826 relating to losses, costs and expenses incurred in connection with his relocation to the Sydney office on short notice. Non monetary benefits of $100,509 (2004: $247,056) represented loan forgiveness.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

b) Option holdings of Key Management Personnel

During the financial year, no options and awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan and the Executive Performance Share Plan (together the "Option Plans").

On 25 May 2004, The Supreme Court of New South Wales ordered, under section 411 of the Corporations Act, that a meeting of Westfield Holdings Limited shareholders be held to vote on the proposed Merger by stapling. Under the terms of the Option Plans, the convening of the scheme meeting gave Optionholders a right to exercise all outstanding Options including an accelerated right in respect of previously unvested Options. In accordance with the terms of Option Plans, that right could be exercised at any time prior to the effective date of the Merger being 2 July 2004. Options over Westfield shares not exercised prior to that date reverted to their previous terms of exercise and were converted to Options over stapled securities on a 1:1 basis in accordance with amendments made to the Option Plans. That conversion was consistent with the merger ratios applied in the scheme of arrangement. In all other respects the terms of the Option Plans remain substantially unaltered.

Under the terms of the Option Plans, WHL may satisfy the exercise of an Executive Option in one of the following ways:

i) issuing or transferring a Westfield Group stapled security to the Executive Optionholder;
ii) paying the Optionholder an amount equal to the difference between market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Option ("Profit Element"); or
iii) issuing or transferring a Westfield Group stapled security to the Executive Optionholder equal to the value of the Profit Element.

Current financial year

There were no options exercised or options oustanding with Key Management Personnel during the current financial year.

Prior financial year

Key Management Personnel	Balance at beginning of period 1 Jan 04	Granted as Remuneration	Options Exercised	Balance at end of period 31 Dec 04	Vested during the previous financial period	Shares issued on exercise of Remuneration options[2]	Paid per share
D H Lowy, AM	1,250,000	-	(1,250,000)	-	625,000	1,250,000	9.31
S P Johns	500,000	-	(500,000)	-	250,000	500,000	9.31
P S Lowy[1]	1,250,000	-	(1,250,000)	-	625,000	497,680	-
S M Lowy	1,250,000	-	(1,250,000)	-	625,000	1,250,000	9.31
Total	**4,250,000**	**-**	**(4,250,000)**	**-**	**2,125,000**	**3,497,680**	

[1] Under the terms of the Executive Option plan, Westfield Group may issue Westfield Group stapled securities to the Executive Optionholder equal to the value of the Profit Element.
[2] In the previous financial period.

c) Security holdings of Key Management Personnel

Stapled securities held in Westfield Group (WDC) (number)	Balance at 1 Jan 2005	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2005
F P Lowy, AC; D H Lowy, AM; P S Lowy; S M Lowy [1]	166,450,338			391,013	166,841,351
R L Furman	-				-
D M Gonski, AO	299,527				299,527
F G Hilmer, AO	189,433				189,433
SP Johns	1,828,965			(251,843)	1,577,122
J B Studdy, AM	38,573				38,573
F T Vincent	-				-
G H Weiss	-				-
D R Wills, AO	20,000				20,000
C M Zampatti, AM	221,654			13,098	234,752
P Allen	166,031			11	166,042
R Jordan	724,869				724,869
Total	**169,939,390**	**-**	**-**	**152,279**	**170,091,669**

[1] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

d) Loans to Key Management Personnel

Key Management Personnel	Balance at beginning of period $	Interest charged[(1)] $	Interest not charged $	Provision for loan forgiveness $	Balance at end of period $	Highest owing in period $
P Allen	50,000	–	–	(50,000)	–	50,000
Total	**50,000**	**–**	**–**	**(50,000)**	**–**	**50,000**

Terms and conditions of loans
Loan to Key Management Personnel is interest free. The loan agreement provided for the principal to be forgiven by July 2005.

[(1)] The current period non monetary benefits (disclosed in part (a) above) includes a total amount of interest and FBT liability of $3,422 (2004: $21,229) calculated based on Mr P Allen's opening loan of $50,000 at 7% per annum.

e) Other transactions and balances with Key Management Personnel

i) During the financial year the trustees of the Westfield Superannuation Funds acquired 425,513 WDC securities (2004: Nil) and disposed 1,134,500 Westfield Group stapled securities (2004: Nil) in accordance with the Rules of the Superannuation Funds.

ii) During the financial year:

a) an aggregate amount of $1,607,539 (31 December 2004: $417,817) was recognised as income relating to services provided by the Westfield Group on commercial terms to Director related entities of F P Lowy, D H Lowy, P S Lowy and S M Lowy, of which an aggregate amount of $Nil (31 December 2004: $7,556) was recognised as a current receivable from such Director related entities as at 31 December 2005 for the usage of such assets. Refer to note 33 for further details regarding related party transactions; and

b) an aggregate amount of $1,048,778 (31 December 2004: $24,711) was recognised as an expense relating to business usage by the Westfield Group on commercial terms of assets owned by Director related entities of F P Lowy, D H Lowy, P S Lowy and S M Lowy. Refer to note 33 for further details regarding related party transactions.

iii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividend/distributions by the Westfied Group in respect of stapled securities held in the Westfield Group.

f) Other remuneration disclosures

1 Remuneration Environment
The experience of the Westfield Group in the financial year has highlighted the impact of the global environment in which the Westfield Group now competes for human resources. The Westfield Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Westfield Group's business and our philosophy of intensive management of the Westfield Group's business means that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting and transferring skills to the Westfield Group's business in various locations around the world.

The environment in which the Westfield Group operates is extremely competitive. The Westfield executive team is highly regarded and retention of the team is one of the major human resource challenges facing the Westfield Group. At all levels within the business, continuity within the executive team is an important factor in maintaining the Westfield Group's record of high performance over a sustained period. Achieving that continuity is a constant challenge, particularly given the current high level of demand globally for executives with specific skills in many areas required by the Westfield Group. Every effort is made to attract, develop and retain the best available executive talent.

2 Remuneration Committee

2.1 Role of the Committee
The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its charter, a copy of which is available on the Westfield Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:
- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Westfield Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Westfield Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

2.2 Membership and meetings
The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met twice in the financial year. All members of the Committee attended the meetings.



NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

3 Remuneration of Non-Executive Directors

3.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limit set by Members) acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for Members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director Remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions) a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair. There was no increase in fees paid to Non-Executive Directors in the financial year.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by Members at the Annual General Meeting of the Company held in November 2004.

None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

3.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the financial year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
F G Hilmer, AO	150,000	30,000	30,000	–	–	18,000	–	228,000
D H Lowy, AM	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	150,000	–	–	–	–	12,000	–	162,000
D M Gonski, AO	150,000	–	20,000	–	6,000	12,000	–	188,000
S P Johns	150,000	–	20,000	18,000	–	–	420,000[1]	608,000
J B Studdy, AM	150,000	–	20,000	–	–	–	–	170,000
F T Vincent	150,000	–	–	–	–	–	–	150,000
G H Weiss	150,000	–	–	18,000	–	–	–	168,000
D R Wills, AO	150,000	–	–	–	6,000	–	–	156,000
C M Zampatti, AM	150,000	–	–	–	6,000	–	–	156,000

[1] Following his retirement as an Executive Director in October 2003, Mr. Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues.

3.3 Other entitlements

Short term employee benefits (Primary)

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 3.2.

Non-Executive Directors are not entitled:

a) to short-term compensated absences;
b) to short-term cash profit sharing or other cash or performance related bonus; or
c) to non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled:

a) to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
b) to any other post-employment benefit.

Other long-term employee benefits

Non-Executive Directors are not paid or entitled to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments (Equity)

Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans nor are they paid or entitled to share based compensation.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

4 Group Managing Directors and other senior executives

4.1 Policy

In this section, a reference to senior executives includes, the Westfield Group Managing Directors and Specified Executives (being those Key Management Personnel, other than the Directors, and numbering at least two who were part of the five highest remunerated executives for the financial year). Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:

- enable the Westfield Group to attract and retain key executives who will create sustainable value for Members;
- properly motivate and reward executives having regard to the overall performance of the Westfield Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with Members; and
- comply with applicable legal requirements and appropriate standards of governance.

The Westfield Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Westfield Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Westfield Group and of the relevant executive. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

Implementation of this policy has over time, resulted in Westfield attracting and retaining experienced senior executives who provide stability and continuity for the Westfield Group.

4.2 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Westfield Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and where relevant, promotion.

4.3 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Westfield Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives, in respect of the Westfield Group Managing Directors and the Westfield Group's most senior executives, are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures chosen are based on key contributions expected of that executive in order to enhance the overall performance of the Westfield Group. The Remuneration Committee will also consider the role which the executive played in any major acquisition or capital transaction during the year as this contribution may have played a vital role in the success of the Westfield Group in that year.

4.4 Equity-linked incentives

The Westfield Group has two equity-linked incentive plans: the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan").

In 2004, at the time of the Merger, the EDA Plan and PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Westfield Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Prior to 2002, WHL used options with an exercise price at or above market value as the principal means of providing long term equity incentives. There are currently 932,700 options on issue, the last of which will expire in 2008. The Westfield Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than granting options with an exercise price at or above market value, awards granted under the new Plans are more in the nature of restricted stock where the executive would be entitled to receive a Westfield Group security on exercise.

However, as explained below, the new Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $15,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Westfield Group through the vesting period and any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

4 Group Managing Directors and other senior executives Continued

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan generally requires that the executive remain employed by the Westfield Group throughout the vesting period. In special circumstances (eg. death, redundancy or retirement) the Board retains discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

4.5 The Westfield Group equity linked Plans

The EDA Plan is a plan in which senior and high performing executives participate. There are currently 251 executives world-wide participating in the EDA Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. With the exception of awards issued in connection with the Retention Plan referred to in 4.6 there are no additional performance hurdles applicable during the vesting period.

The EDA Plan is intended to use the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the service of those executives participating in the Plan.

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Westfield Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 13 executives world-wide, including the Westfield Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

a) qualification for awards under the PIP Plan each year will be subject to the Westfield Group achieving performance hurdles which will relate to the financial and operating targets of the Westfield Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and

b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives will be informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The performance hurdle in respect of the financial year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the financial year.

The hurdle chosen by the Remuneration Committee for the 2006 Qualifying Year also reflects the focus on achieving a distribution per security consistent with the Westfield Group's current forecasts for the 2006 financial year ("FY2006").

Specifically the PIP hurdle for FY06 requires achievement of the forecast distribution of $1.065 per stapled security on the basis that:

a) the forecast distribution of not less than 54.5 cents in the six months to 30 June 2006 will include a distribution of project profits; and

b) thereafter, the distribution will be made in accordance with the distribution policy announced by the Group in February 2006. That is, the distribution will be not more than 100% of Operational segment earnings (as adjusted for realised gains and losses from hedging the Group's overseas net income). Operational segment earnings will be reported by the Group on the basis announced in February 2006.

The hurdle chosen by the Remuneration Committee reflects the importance of the Group achieving its forecast distributions in FY06 in accordance with the new distribution policy. That distribution policy focuses on strengthening earnings from the Operational segment as a key driver of earnings per stapled security and of future growth for the Group.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award. The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described in section 4.4 above.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

4 Group Managing Directors and other senior executives Continued

4.6 Retention Plan

The Board and the Remuneration Committee have acknowledged that in 2005 there was generally strong upward pressure on remuneration in the markets in which the Westfield Group operates. The increasingly global nature of the employment market in which the Westfield Group operates is particular evident in the case of executives with design, development and construction expertise who are in high demand and are keenly sought by the Westfield Group and by our local and international competitors.

In 2005, the Board decided to utilise the EDA Plan to make non-recurring awards to five of the Westfield Group's most senior operational and finance executives. Neither the Executive Chairman nor the Group Managing Directors will receive these awards. These awards have been granted with effect from 1 January 2006 and will vest in full on 1 January 2011, provided the recipient remains employed by the Group at that time. The nominal value of these awards at the time of granting is $23 million - a figure which will be amortised over the five year life of the awards. .

As noted above, these awards are intended to provide a further incentive to a small number of the Westfield Group's most senior executives in order to better secure their services over the next five years. In granting these awards, the primary objective of the Group is retention of key executives for an extended period. In order to ensure that the relevant executives continue to perform at the high level required by the Westfield Group, the vesting of the awards is subject to a performance hurdle which requires that, over the five year vesting period, each executive must achieve at least 50% of his target performance bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

As the awards will be granted in the 2006 financial year, the allocation of these awards amongst the Westfield Group's senior executives will be disclosed in future Remuneration Reports.

5 Remuneration of Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

5.1 Executive Chairman

The term of Mr Frank Lowy's service contract is renewed by agreement between the parties every two years. The remuneration under that contract will be reviewed by the Remuneration Committee on renewal. The current arrangements provide, in respect of the 12 month period ending 30 June 2006, for:

a) a base salary of $8 million;

b) an annual performance bonus of $5 million payable if the Westfield Group achieves the forecast distribution (as detailed in the Explanatory Memorandum for the Merger) of $1.10 per stapled security in respect of that year; and

c) other benefits as detailed in the table below.

Mr Lowy is the co-founder of Westfield and has overseen the success of the Westfield Group since 1960. Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the financial year was $81,000.

Mr Lowy's service contract does not contain provision for any payment on termination by the Westfield Group (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the financial year ended 31 December 2005.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary	8,000,000
Fixed	
— Cash bonus (accrued)[1]	
At risk	4,500,000
— Other short term employee benefits[2]	
Fixed	44,159
— Non monetary benefits[3]	
Fixed	664,667
Post Employment Employee Benefits	
— Pension and superannuation benefits[4]	
Fixed	81,000
Other Long Term Benefits	-
Termination Benefits	-
Share Based Payments (Equity)[5]	-
Total Remuneration	**13,289,826**

[1] The bonus is only payable if the Westfield Group meets its forecast distributions as outlined above.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Westfield Group's aircraft which is classified as private usage ($661,766). The entitlement to private usage of the Westfield Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Westfield Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation during the financial year.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors Continued

5.2 Group Managing Directors

The employment arrangements of the Westfield Group Managing Directors are detailed as follows.

Mr Peter Lowy

— Has been with the Westfield Group since 1983.

— Managing Director since 1997. In January 2006, Mr Lowy's title changed to Westfield Group Managing Director. There has been no change to his responsibilities within the Westfield Group.

— Has resided in the United States since 1990.

— Salary and bonus is reviewed annually by the Remuneration Committee.

— Base salary of US$1,500,000 per annum for the financial year. Mr Lowy's revised base salary effective 1 January 2006 is US$2,500,000 per annum.

— No formal service contract is in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.

— Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the financial year.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary[1]	
Fixed	1,924,751
— Cash bonus (accrued)[2]	
At risk	2,500,000
— Other short term employee benefits[3]	
Fixed	(98,071)
— Non monetary benefits[4]	
Fixed	43,237
Post Employment Employee Benefits	
Pension and superannuation benefits	-
Share Based Payments (Equity)[5]	
— EDA Plan[6]	
At risk	354,635
— PIP Plan[7]	
At risk	613,673
Other Long Term Benefits[6][7]	-
Total Remuneration	**5,338,225**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is equivalent to US$1,500,000.

[2] Mr Lowy's bonus vested 100% in the financial year. No amount of the bonus was forfeited in the financial year. The bonus is not payable in respect of any future financial year.

[3] Comprising annual leave entitlements.

[4] Comprising medical benefits.

[5] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to notes (6) and (7) for share based payments.

[6] Mr Peter Lowy has participated in the EDA Plan from 1 January 2005. Refer to the table at 5.3 for details of awards held by Mr Lowy under the EDA Plan.

[7] Mr Peter Lowy has participated in the PIP Plan from 1 January 2006. Refer to the table at 5.4 for details of awards held by Mr Lowy under the PIP Plan.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors Continued

5.2 Group Managing Directors Continued

Mr Steven Lowy
- Has been with the Westfield Group since 1987.
- Managing Director since 1997. In January 2006, Mr Lowy's title changed to Westfield Group Managing Director. There has been no change to his responsibilities within the Westfield Group.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of $1,500,000 per annum for the financial year. Mr Lowy's revised base salary effective 1 January 2006 is $2,500,000 per annum.
- No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the financial year.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary	
Fixed	1,500,000
— Cash bonus (accrued)[1]	
At risk	2,500,000
— Other short term employee benefits[2]	
Fixed	(21,277)
— Non monetary benefits	-
Post Employment Employee Benefits	
Pension and superannuation benefits	-
Share Based Payments (Equity)[3]	
— EDA Plan[4]	
At risk	354,635
— PIP Plan[5]	
At risk	613,673
Other Long Term Benefits[4][5]	-
Total Remuneration	**4,947,031**

[1] Mr Lowy's bonus vested 100% in the financial year. No amount of the bonus was forfeited in the financial year. The bonus is not payable in respect of any future financial year.

[2] Comprising annual leave and long service leave entitlements.

[3] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to note (4) and (5) for share based payments.

[4] Mr Steven Lowy has participated in the EDA Plan from 1 January 2005. Refer to the table at 5.3 for details of awards held by Mr Lowy under the EDA Plan.

[5] Mr Steven Lowy has participated in the PIP Plan from 1 January 2006. Refer to the table at 5.4 for details of awards held by Mr Lowy under the PIP Plan.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors Continued

5.3 Westfield Group Managing Directors: participation in the EDA Plan

The following table details awards under the EDA Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to any of the Westfield Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Lowy Group Managing Director	1 Jan 05	47,775	1 Jan 08	-	47,775	886,485	N/A	354,635
Steven Lowy Group Managing Director	1 Jan 05	47,775	1 Jan 08	-	47,775	886,485	N/A	354,635

[1] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

5.4 Westfield Group Managing Directors: participation in the PIP Plan

The following table details awards under the PIP Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to any of the Westfield Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Lowy Group Managing Director	1 Jan 06	111,465	55,733: 1 Jan 09 55,732: 1 Jan 10	-	111,465	2,149,393	Satisfied[2]	613,673
Steven Lowy Group Managing Director	1 Jan 06	111,465	55,733: 1 Jan 09 55,732: 1 Jan 10	-	111,465	2,149,393	Satisfied[2]	613,673

[1] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the Qualifying Hurdle is achieved and the employee remains employed with the Westfield Group for the full term of the PIP Plan.

[2] The Group Managing Directors became eligible to participate in the PIP Plan on 1 January 2006 following satisfaction of the performance hurdle for the 2005 Qualifying Year. The performance hurdle in respect of the financial year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the financial year.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

6 Executive Remuneration and Termination Arrangements

6.1 Service contracts and termination arrangements

This report incorporates details of the Specified Executives, being the Key Management Personnel (other than the Directors) numbering at least two, who received the highest remuneration for the financial year.

A range of service arrangements operate within the Westfield Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 18 years and Mr Allen has been with the Westfield Group for in excess of ten years. There are no formal service contracts for Mr Jordan and Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

It is the Westfield Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives.[1]

Name and Title	Employing Company	Commencement Date	Term	Termination Provisions/benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.
Robert Jordan Managing Director	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

[1] In January 2006, the title of Robert Jordan was changed to Managing Director, Australia and New Zealand. There has been no change to his responsibilities within the Group.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

6 Executive Remuneration and Termination Arrangements Continued

6.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

Executive	Short Term Employee Benefits (Primary)				Post Employment Employee Benefits	Share Based Payments (Equity)[4]		Termination Benefits	Other Long Term Benefits	Total[7]
	Base Salary	Accrued Bonus	Other Short Term Employee Benefits	Non Monetary Benefits		EDA Plan	PIP Plan			
	Fixed[1] $	At Risk[2] $	Fixed[3] $	Fixed $		At Risk[5] $	At Risk[6] $			
Peter Allen Group Chief Financial Officer	850,000	700,000 Vested: 100%	82,820[8]	100,509[9]	–	171,176	245,491	–	–	2,149,996
Robert Jordan Managing Director Australia and New Zealand	850,000	700,000 Vested: 100%	33,781[10]	–	–	83,144	245,491	–	–	1,912,416

[1] Base salary is inclusive of superannuation guarantee contributions.
[2] No amount of any bonus was forfeited in the financial year. No bonus is payable in respect of any future financial year.
[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the financial year.
[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer to notes (5) and (6) for share based payments.
[5] Refer to the table at 6.3.
[6] Refer to the table at 6.4.
[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.
[8] Comprising annual leave and long service leave entitlements.
[9] Comprising loan forgiveness and related fringe benefits tax.
[10] Comprising annual leave and long service leave entitlements.

NOTE 34 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

6 Executive Remuneration and Termination Arrangements Continued

6.3 Specified Executives: participation in the EDA Plan

The following table details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the financial year $
Peter Allen Group Chief Financial Officer	1 Sep 04	23,060	1 Sep 07	713 (Feb 05) 710 (Aug 05)	24,483	427,889	N/A	171,176
Robert Jordan Managing Director Australia and New Zealand	1 Sep 04	11,200	1 Sep 07	347 (Feb 05) 345 (Aug 05)	11,892	207,837	N/A	83,144

[1] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

6.4 Specified Executives: participation in the PIP Plan

The following table details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the financial year $
Peter Allen Group Chief Financial Officer	1 Jan 06	44,590	22,295: 1 Jan 09 22,295: 1 Jan 10	–	44,590	859,834	Satisfied [2]	245,491
Robert Jordan Managing Director Australia and New Zealand	1 Jan 06	44,590	22,295: 1 Jan 09 22,295: 1 Jan 10	–	44,590	859,834	Satisfied [2]	245,491

[1] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the Qualifying Hurdle is achieved and the employee remains employed with the Wesfield Group for the full term of the PIP Plan.

[2] The Specified Executives became eligible to participate in the PIP Plan on 1 January 2006 following satisfaction of the performance hurdle for the 2005 Qualifying Year for the financial year. The performance hurdle in respect of the financial year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the financial year.

NOTE 35 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 05 – Interest		31 Dec 04 – Interest	
	Beneficial Parent Entity %	Consolidated or Equity accounted %	Beneficial Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA				
Parent Entity				
Westfield Trust	100.0	100.0	100.0	100.0
Consolidated Controlled Entities				
Bondi Junction Trust	100.0	100.0	100.0	100.0
Carindale Property Trust	50.0	100.0	50.0	100.0
Fountain Gate Trust	100.0	100.0	100.0	100.0
Market Street Investment Trust	100.0	100.0	100.0	100.0
Market Street Property Trust	100.0	100.0	100.0	100.0
VIC Shopping Centre Trust	100.0	100.0	100.0	100.0
WD Trust	100.0	100.0	100.0	100.0
WestArt Trust	100.0	100.0	100.0	100.0
Westfield (NZ) Sub Trust (formerly Westfield Sub Trust No.2)	100.0	100.0	100.0	100.0
Westfield Chatswood Trust	100.0	100.0	100.0	100.0
Westfield Morley Trust	100.0	100.0	100.0	100.0
Westfield Northgate Trust	100.0	100.0	100.0	100.0
Westfield Number 2 Sub Trust	100.0	100.0	100.0	100.0
Westfield Number 3 Sub Trust	100.0	100.0	100.0	100.0
Westfield Number 4 Sub Trust	100.0	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	100.0	100.0	100.0	100.0
Westfield Sub Trust A	100.0	100.0	100.0	100.0
Westfield Sub Trust B	100.0	100.0	100.0	100.0
Westfield Sub Trust C	100.0	100.0	100.0	100.0
Westfield Sub Trust D	100.0	100.0	100.0	100.0
Westfield Sub Trust E	100.0	100.0	100.0	100.0
Westfield Sub Trust F	100.0	100.0	100.0	100.0
Westfield Sub Trust G	100.0	100.0	100.0	100.0
Westfield Sub Trust H	100.0	100.0	100.0	100.0
Westfield Sub Trust I	100.0	100.0	100.0	100.0
Westfield Sub Trust J	100.0	100.0	100.0	100.0
Westfield Sub Trust K	100.0	100.0	100.0	100.0
Westfield Tuggerah Trust	100.0	100.0	100.0	100.0
WT Finance (Aust) Pty Limited	100.0	100.0	100.0	100.0
Proportionately Consolidated Joint Ventures				
Westfield Airport West	50.0	50.0	50.0	50.0
Westfield Bay City	50.0	50.0	50.0	50.0
Westfield Belconnen	50.0	50.0	50.0	50.0
Westfield Carindale	25.0	50.0	25.0	50.0
Westfield Helensvale	50.0	50.0	50.0	50.0
Westfield Hurstville	50.0	50.0	50.0	50.0
Westfield Liverpool	50.0	50.0	50.0	50.0
Westfield Marion	50.0	50.0	50.0	50.0
Westfield Miranda	50.0	50.0	50.0	50.0
Westfield North Lakes	50.0	50.0	50.0	50.0
Westfield Parramatta	50.0	50.0	50.0	50.0
Westfield Penrith	50.0	50.0	–	–
Westfield Plenty Valley	50.0	50.0	50.0	50.0
Westfield West Lakes	50.0	50.0	–	–
Westfield Whitford City	50.0	50.0	50.0	50.0
Westfield Woden	50.0	50.0	–	–

NOTE 35 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 Dec 05 – Interest		31 Dec 04 – Interest	
	Beneficial Parent Entity %	Consolidated or Equity accounted %	Beneficial Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA CONTINUED				
Equity Accounted Entities				
AMP Wholesale Shopping Centre Trust No.2	10.0	10.0	10.0	10.0
Karrinyup Shopping Centre Trust	25.0	25.0	25.0	25.0
Mt Druitt Shopping Centre Trust	50.0	50.0	50.0	50.0
SA Shopping Centre Trust	50.0	50.0	50.0	50.0
Southland Trust	50.0	50.0	50.0	50.0
Tea Tree Plaza Trust	50.0	50.0	50.0	50.0
ENTITIES INCORPORATED IN NEW ZEALAND				
Consolidated Controlled Entities				
Albany Shopping Centre (No 2) Limited	100.0	100.0	100.0	100.0
Albany Shopping Centre Limited	100.0	100.0	100.0	100.0
Cedarville Properties Limited	100.0	100.0	100.0	100.0
Chartwell Shopping Centre Limited	100.0	100.0	100.0	100.0
Downtown Shopping Centre (No 2) Limited	100.0	100.0	100.0	100.0
Downtown Shopping Centre Limited	100.0	100.0	100.0	100.0
Glenfield Mall Limited	100.0	100.0	100.0	100.0
Johnsonville Shopping Centre Limited	100.0	100.0	100.0	100.0
Kroftfield Properties Limited	100.0	100.0	100.0	100.0
Manukau City Centre Limited	100.0	100.0	100.0	100.0
Petavid Investments Limited	100.0	100.0	100.0	100.0
Queensgate Centre Limited	100.0	100.0	100.0	100.0
Redisville Enterprises Limited	100.0	100.0	100.0	100.0
Riccarton Shopping Centre (1997) Limited	100.0	100.0	100.0	100.0
Shore City Centre (1993) Limited	100.0	100.0	100.0	100.0
St Lukes Group (No. 2) Limited	100.0	100.0	100.0	100.0
St Lukes Group Holdings Limited	100.0	100.0	100.0	100.0
St Lukes Group Limited	100.0	100.0	100.0	100.0
St Lukes Square (1993) Limited	100.0	100.0	100.0	100.0
The Plaza Pakuranga Limited	100.0	100.0	100.0	100.0
WestCity Shopping Centre Limited	100.0	100.0	100.0	100.0
Westfield Trust (NZ) Limited	100.0	100.0	100.0	100.0
WT Finance (NZ) Limited	100.0	100.0	100.0	100.0

The Directors' of Westfield Management Limited, the Reponsible Entity of Westfield Trust ("Trust") declare that:

a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;
b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and
c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 20 March 2006 in accordance with a resolution of the Board of Directors.

F
Executive Chairman

FG Hilmer, AO
Deputy Chairman



Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Westfield Trust (the trust) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the trust and the entities it controlled during that year.

The directors of the Westfield Management Limited are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the trust and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion to the members of the trust. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:
— examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
— assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the trust.

Independence
We are independent of the trust and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of Westfield Management Limited a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Westfield Trust is in accordance with:

a) the Corporations Act 2001, including:
   i) giving a true and fair view of the financial position of Westfield Trust and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and
   ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

B.J. Long

Brian Long
Partner

Sydney 20 March 2006

The Directors of Westfield Management Limited (the "Responsible Entity"), the responsible entity of Westfield Trust ("Trust") submit the following Report for the year ended 31 December 2005 ("Financial Year").

Review of Operations and State of Affairs
The Trust reported a net profit of A$1,978.3 million and a distribution of A$719.1 million for the Financial Year. Basic earnings per unit is 114.92 cents and the distribution per unit is 41.54 cents for the Financial Year.

As at 31 December 2005, the Trust had a A$17.6 billion (consolidated properties: A$16.6 billion and share of equity accounted properties: A$1.0 billion) interest in 54 shopping centres, comprising 12,300 retailers and approximately 3.7 million square metres of retail space.

The Australian and New Zealand operations contributed net property income of A$1,114 million for the year which includes comparable mall income growth of approximately 5.3%. This performance reflects the steady retail conditions which prevailed in the year as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99.5% and specialty store rental growth for the year of 5.2%.

Retail sales in the Group's 43 Australian centres totalled A$17.2 billion, up 5.7% for the 12 months to 31 December 2005. On a comparable basis, total sales increased 4.5% with specialty store sales up 2.9%. Retail sales at the Group's 11 shopping centres in New Zealand increased 4.0% to NZ$1.6 billion for the 12 months to 31 December 2005. On a comparable basis, total sales and specialty store sales remained steady, both up 0.2% for the year.

Property transactions
During the the year the Westfield Group announced the acquisition of a 50% interest in Penrith Plaza, Sydney for A$405 million (net of acquisition costs and inclusive of project costs to date) as well as a 50% interest in Woden Plaza, Canberra for A$245 million (net of acquisition costs). The Westfield Group took over management of both properties on 1 July 2005.

Development projects
In Australia 4 major projects were completed - the A$60 million redevelopment of Westfield Innaloo in Perth, the A$180 million (Westfield Group share A$90 million) development of Westfield Helensvale, a new Westfield centre on Queensland's Gold Coast, the A$120 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the A$65 million upgrade of Westfield Mt Druitt in Sydney.

In Australia there are 3 major projects currently under construction which are all scheduled to complete in 2006. In Sydney, the A$109 million redevelopment of Westfield Parramatta, is forecast for completion by the second quarter of 2006 and the A$200 million redevelopment of Westfield Liverpool is due to open by Christmas 2006. The Westfield Group's most recent project in Australia is the A$180 million redevelopment of Westfield Chermside in Brisbane which commenced in late 2005 and is on schedule to complete by the end of 2006.

In New Zealand, the NZ$170 million redevelopment of Westfield Queensgate in Wellington opened in November 2005. The Westfield Group also commenced a NZ$35 million redevelopment project at Chartwell in Hamilton and a NZ$32 million project at Newmarket in Auckland. Both of these projects are expected to complete during the second half of 2006.

The current target weighted average yield range of the projects under construction in Australia and New Zealand is 9.3% to 9.6%. This reflects the Westfield Group's incremental income yield on the Westfield Group's project cost.

There were no significant changes in the Trust's state of affairs during the Financial Year.

Principal Activities
The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Year.

Subsequent Events
No other matter or circumstance has arisen since the end of the Financial Year that has significantly affected, or may significantly affect:
i) the Trust's operations in future financial years;
ii) the results of those operation in future financial years; or
iii) the Trust's state of affairs in future financial years.

Future Developments

The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations above. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Distributions

The following distributions were paid to Members during the Financial Year:

— The distribution for the six months ended 31 December 2004, paid 28 February 2005: 20.74 cents per unit final distribution[1]	$349.1 million
— The distribution for the six months ended 30 June 2005, paid 31 August 2005 — 19.50 cents per unit interim distribution[2] for all ordinary units; — 13.14 cents per unit interim distribution for ordinary units issued on 28 February 2005 pursuant to the Group's Distribution Reinvestment Plan	$334.7 million

The following final distribution was declared for payment to Members with respect to the Financial Year, and paid on 28 February 2006:

— 22.04 cents per unit final distribution[3] for all ordinary units; — 14.61 cents per unit final distribution for ordinary units issued on 31 August 2005 pursuant to the Group's Distribution Reinvestment Plan	$384.3 million

[1] A distribution of 52.03 cents per Westfield Group stapled security was paid on 28 February 2005. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[2] A distribution of 51.07 cents per ordinary WDC stapled security and 34.42 cents per WDCNA (February 2005 DRP) stapled security was paid on 31 August 2005. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[3] A distribution of 55.50 cents per ordinary WDC stapled security and 36.80 cents per WDCNB (August 2005 DRP) stapled security was paid on 28 February 2006. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

The Directors

There have been no changes to the Board of the Responsible Entity during or since the end of the Financial Year.

Consequently, the following directors served on the Board of the Responsible Entity for the entirety of the Financial Year: Mr F P Lowy AC, Mr F G Hilmer AO, Mr D H Lowy AM, Mr R L Furman, Mr D M Gonski AO, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary units in the Trust were stapled to shares in Westfield Holdings Limited and units in Westfield America Trust as part of the merger of the Westfield Group in July 2004. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	167,053,051
R L Furman	–
D M Gonski, AO	206,010
F G Hilmer, AO	189,433
S P Johns	1,563,559
J B Studdy, AM	38,573
FT Vincent	–
G H Weiss	20,000
D R Wills, AO	20,000
C M Zampatti, AM	236,125

None of the directors hold options over any issued or unissued stapled securities in the Westfield Group.

Options

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 20 in the Notes to the Financial Statements (page 21).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 19 in the Notes to the Financial Statements (page 20).

Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

Special rules for Registered Schemes

— $78.1 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
— No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 35,721,905 units as at the end of the Financial Year.
— Details of units issued in the Trust during the Financial Year are set out on Note 19 on page 20.
— No withdrawals were made from the scheme during the Financial Year.
— Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 2(c), 12 & 14 on pages 9, 15 & 17.
— Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 19 on page 20.

Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust for the year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Brian Long
Partner

Sydney, 20 March 2006

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial years of Carindale Property Trust end on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the Financial Year of Westfield Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F [illegible]
Executive Chairman

F G Hilmer, AO
Deputy Chair

20 March 2006

Members' Information

AS AT 28 FEBRUARY 2006

	Twenty Largest Holders of Stapled Securities in Westfield Group [1]	Securities	Securities
1.	JP Morgan Nominees Australia Limited	276,372,533	15.71
2.	Westpac Custodian Nominees Limited	243,041,482	13.81
3.	National Nominees Limited	207,254,124	11.78
4.	Cordera Holdings Pty Limited	98,694,531	5.61
5.	Citicorp Nominees Pty Limited	87,182,960	4.96
6.	Cogent Nominees Pty Limited	71,948,178	4.09
7.	ANZ Nominees Limited <Cash Income A/C>	51,947,219	2.95
8.	ANZ Nominees Limited <Income Reinvest Plan A/C>	46,611,962	2.65
9.	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	39,760,054	2.26
10.	AMP Life Limited	28,694,745	1.63
11.	RBC Global Services Australia	19,668,279	1.12
12.	Queensland Investment Corporation	19,244,930	1.09
13.	Franley Holdings Pty Limited	16,027,400	0.91
14.	Westpac Financial Services Limited	15,776,265	0.90
15.	Victorian Workcover Authority	14,512,848	0.82
16.	Frank P Lowy	14,209,367	0.81
17.	Westfield C Fund Pty Limited	13,202,005	0.75
18.	Bond Street Custodians Limited <ENH Property Securities A/C>	12,512,795	0.71
19.	Bond Street Custodians Limited <Property Securities A/C>	11,715,455	0.67
20.	Transport Accident Commission	11,326,276	0.64
		1,299,703,408	**73.87**

[1] Ordinary units in Westfield Trust were stapled to shares in Westfield Holdings Ltd and units in Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Voting Rights

At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

Category	Number of Options [1]	Number of Option Holders	Number of Stapled securities	Number of Security-holders	% of securities in each
1-1,000	700	1	32,958,660	63,748	1.88
1,001-5,000	3,200	2	115,571,428	53,981	6.61
5,001-10,000	20,000	2	39,732,050	5,763	2.27
10,001-100,000	803,800	23	72,649,656	3,082	4.15
100,001 and over	883,815	3	1,488,043,964	293	85.08
Total	**1,711,515**	**31**	**1,748,955,758**	**126,867**	**100.00**

As at 28 February 2006, 2,318 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group, these options can not be exercised by these subsidiaries. The total number of options on issue at 28 February 2006 is 29,372,724.

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
ING Australia Holdings Limited	87,707,537

Westfield America Trust Financial Report 31 December 2005



Westfield

Directory

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone +61 2 9358 7000
Facsimile +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone +1 310 478 4456
Facsimile +1 310 478 1267

Secretaries
Maureen T McGrath
Simon J Tuxen

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield America Trust
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
E-mail investor@au.westfield.com
www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone +61 3 9415 4070
Enquiries 1300 132 211
Facsimile +61 3 9473 2500
E-mail webqueries@computershare.com.au
www.computershare.com

Listing
Australian Stock Exchange
WDC

westfield.com


EMAS

As part of the Westfield Group's focus on environmental factors affecting its business, the printing of this Annual Report has used Nordset paper. Nordset is an environmentally responsible paper manufactured using Elemental Chlorine Free (ECF) pulp sourced from sustainable, well managed forests. Produced by Nordland Papier, a company certified under ISO14001 environmental management systems and registered under the EU Eco-management and Audit Scheme EMAS (Reg No D-162-00007).

Financial Report

Westfield America Trust
Comprising Westfield America Trust and its Controlled Entities
For the financial year ended 31 December 2005

Contents

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated		Parent Entity	
	2(q)	**2005 $million**	2004 $million	**2005 $million**	2004 $million
Revenue and other income					
Property revenue	4	**1,553.9**	1,687.9	**-**	-
Property revaluation		**1,345.9**	1,955.8	**-**	-
Fair value adjustment of investment in subsidiaries		**-**	-	**1,860.8**	-
Dividends from subsidiaries		**-**	-	**555.9**	666.2
		2,899.8	3,643.7	**2,416.7**	666.2
Share of after tax profits of equity accounted entities	13	**336.2**	573.8	**-**	-
Currency derivatives	5	**86.9**	-	**-**	-
Profit on disposal of assets		**4.9**	5.0	**-**	6.8
Interest income		**25.9**	8.5	**294.4**	84.2
Total revenue and other income		**3,353.7**	4,231.0	**2,711.1**	757.2
Expenses					
Property expenses and outgoings		**(533.6)**	(503.1)	**(2.8)**	(1.3)
Corporate costs		**(5.5)**	(25.8)	**(2.8)**	(2.4)
		(539.1)	(528.9)	**(5.6)**	(3.7)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		**(10.1)**	-	**-**	-
Currency derivatives	5	**-**	-	**(384.9)**	-
Merger charges		**-**	(34.5)	**-**	(34.5)
Write back of previously written down subsidiaries		**-**	-	**-**	469.1
Financing costs					
— interest bearing liabilities		**(116.1)**	(344.8)	**-**	-
— other financial liabilities		**(339.6)**	(39.4)	**-**	(0.7)
	6	**(455.7)**	(384.2)	**-**	(0.7)
Total expenses		**(1,004.9)**	(947.6)	**(390.5)**	430.2
Profit before tax expense and minority interests		**2,348.8**	3,283.4	**2,320.6**	1,187.4
Tax expense	7	**(333.6)**	(426.6)	**(330.8)**	(78.7)
Profit after tax expense for the period		**2,015.2**	2,856.8	**1,989.8**	1,108.7
Less: net profit attributable to minority interests		**-**	(578.6)	**-**	-
Net profit attributable to Members of Westfield America Trust ("WAT")		**2,015.2**	2,278.2	**1,989.8**	1,108.7
		cents	**cents**		
Basic earnings per unit	8	**111.68**	80.32		
Diluted earnings per unit	8	**111.11**	80.19		

Statement of Distribution

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 2005 $million	Consolidated 2004 $million	Parent Entity 2005 $million	Parent Entity 2004 $million
Net profit attributable to Members of WAT		**2,015.2**	2,278.2	**1,989.8**	1,108.7
Adjusted for:					
Revaluation of investment properties		**(1,345.9)**	(1,955.8)	–	–
Revaluation of investment properties attributable to equity accounted entites		**(236.7)**	(491.9)	–	–
Minority interest property revaluations		–	440.1	–	–
Fair value adjustment of investment in subsidiaries		–	–	**(1,860.8)**	–
Amortisation of tenant allowances		**46.0**	39.0	–	–
Net unrealised (gain)/loss on mark to market of derivatives that do not qualify for hedge accounting		**(42.6)**	–	**562.9**	–
Interest expense on minority equity interest classified as convertible debt and the mark to market of convertible debt		**165.6**	–	**(89.8)**	–
Deferred tax charge		**280.5**	388.2	**287.6**	46.9
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		**10.1**	–	–	–
Write back of previously written down subsidiaries		–	–	–	(469.1)
Net profit from asset sales/transaction costs written off		**(4.9)**	29.1	–	27.7
Distribution from retained profits		**102.0**	38.6	**99.6**	51.3
Special capital distribution		–	34.0	–	34.0
Distribution proposed/paid	24	**989.3**	799.5	**989.3**	799.5

	Consolidated 2005	Consolidated 2004
Weighted average number of securities entitled to distribution at 31 December	**1,813.9**	2,749.0
6 months ended 31 December		
Distribution proposed per ordinary unit (cents)	**29.37**	26.82
Distribution proposed per Distribution Reinvestment Plan ("DRP") unit (cents)	**19.48**	–
6 months ended 30 June		
Distribution paid per ordinary unit (cents)[1]	**25.16**	16.85
Distribution paid per DRP unit (cents)[1]	**16.96**	11.30
Special capital distribution paid per unit (cents)[1]	–	1.96

[1] The comparative amounts have been restated to include the consolidation of and issue of WAT's units due to the stapling transaction with Westfield Holdings Limited and Westfield Trust in July 2004 ('Merger'). On an unadjusted basis the distribution per ordinary unit was 7.80 cents, the distribution per DRP unit was 5.23 cents and the special capital distribution was 0.90 cents.

Balance Sheet

AS AT 31 DECEMBER 2005

	Note	Consolidated		Parent Entity	
	2(q)	**2005 $million**	2004 $million	**2005 $million**	2004 $million
Current assets					
Cash and cash equivalents	23	**32.7**	158.5	**0.7**	15.7
Trade receivables	9	**23.0**	20.2	**–**	–
Derivative assets	10	**280.9**	179.1	**284.6**	179.1
Receivables	11	**596.6**	322.2	**737.9**	486.4
Tax receivable		**27.8**	26.5	**27.8**	26.5
Prepayments and deferred costs		**87.2**	71.0	**–**	1.0
Total current assets		**1,048.2**	777.5	**1,051.0**	708.7
Non current assets					
Investment properties	12	**16,976.1**	13,659.1	**–**	–
Equity accounted investments	13	**1,824.8**	1,458.1	**–**	–
Other investments	14	**116.1**	105.6	**7,682.6**	6,827.3
Derivative assets	10	**224.1**	799.7	**325.2**	799.7
Receivables	11	**4.2**	101.1	**–**	–
Deferred tax assets	7	**22.6**	5.3	**–**	–
Prepayments and deferred costs		**365.4**	260.2	**–**	–
Total non current assets		**19,533.3**	16,389.1	**8,007.8**	7,627.0
Total assets		**20,581.5**	17,166.6	**9,058.8**	8,335.7
Current liabilities					
Payables	15	**377.3**	398.3	**26.2**	60.8
Interest bearing liabilities	16	**393.4**	165.7	**–**	–
Tax payable		**13.8**	6.8	**13.8**	6.8
Derivative liabilities	18	**–**	179.1	**–**	179.1
Total current liabilities		**784.5**	749.9	**40.0**	246.7
Non current liabilities					
Payables	15	**16.8**	104.6	**–**	30.9
Interest bearing liabilities	16	**7,432.2**	6,226.6	**–**	–
Other financial liabilities	17	**3,166.5**	302.8	**–**	–
Deferred tax liabilitites	7	**1,306.7**	887.0	**694.5**	554.4
Derivative liabilities	18	**186.0**	304.3	**45.9**	304.3
Total non current liabilities		**12,108.2**	7,825.3	**740.4**	889.6
Total liabilities		**12,892.7**	8,575.2	**780.4**	1,136.3
Net assets		**7,688.8**	8,591.4	**8,278.4**	7,199.4
Equity attributable to Members of WAT					
Contributed equity	19	**6,058.6**	5,647.4	**5,578.6**	5,241.4
Reserves	21	**206.4**	289.9	**–**	1,361.6
Retained profits	22	**1,423.8**	1,098.8	**2,699.8**	596.4
Total equity attributable to Members of WAT		**7,688.8**	7,036.1	**8,278.4**	7,199.4
Minority interests					
Contributed equity		**–**	1,194.3	**–**	–
Reserves		**–**	(37.6)	**–**	–
Retained profits		**–**	398.6	**–**	–
Total minority interests		**–**	1,555.3	**–**	–
Total equity		**7,688.8**	8,591.4	**8,278.4**	7,199.4

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 2005 $million	Consolidated 2004 $million	Parent Entity 2005 $million	Parent Entity 2004 $million
Changes in equity attributable to Members of WAT					
Opening balance of equity		**7,036.1**	4,537.7	**7,199.4**	4,724.8
Contributed equity					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**74.0**	–	–	–
Distribution reinvestment plan		**190.7**	187.5	**190.7**	187.5
Conversion of options		**146.5**	(73.5)	**146.5**	0.5
Stapling distribution		–	(488.1)	–	(488.1)
Units issued to implement the Merger		–	630.2	–	630.2
Special capital distribution		–	(34.0)	–	(34.0)
Asset revaluation reserve					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	–	–	**(1,361.6)**	–
Revaluation increment		–	–	–	1,626.1
Deferred tax expense		–	–	–	(264.5)
Foreign currency translation reserve					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**27.3**	–	–	–
Net exchange difference on translation of foreign operations[1]		**(110.8)**	289.9	–	–
Retained profits					
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(763.8)**	–	**1,040.0**	–
Distribution paid		**(926.4)**	(291.8)	**(926.4)**	(291.8)
Net adjustments recognised directly in equity		**(1,362.5)**	220.2	**(910.8)**	1,365.9
Profit after tax expense for the period[1]		**2,015.2**	2,278.2	**1,989.8**	1,108.7
Closing balance of equity attributable to Members of WAT		**7,688.8**	7,036.1	**8,278.4**	7,199.4

	Note	Consolidated 2005 $million	Consolidated 2004 $million
Changes in equity attributable to minority interests			
Opening balance of equity attributable to minority interests		**1,555.3**	1,361.6
Application of AASB 132 and 139 effective 1 January 2005	3(e)	**(1,555.3)**	–
Contributed equity			
Conversion of options		–	3.2
Profit after tax expense for the period		–	578.6
Deconsolidation of previously consolidated entity now equity accounted		–	(185.2)
Net exchange difference on translation of foreign operations		–	(38.9)
Distributions paid or provided for		–	(164.0)
Closing balance of equity attributable to minority interests		–	1,555.3
Total equity		**7,688.8**	8,591.4

[1] Total income and expenses for the period, including amounts recognised directly in equity, is $1,904.4 million (31 December 2004: $2,568.1 million), being profit after tax expense for the period of $2,015.2 million (31 December 2004: $2,278.2 million) and the net exchange loss on translation of foreign operations of $110.8 million (31 December 2004: $289.9 million net exchange gain).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note 2(q)	Consolidated 2005 $million	Consolidated 2004 $million	Parent Entity 2005 $million	Parent Entity 2004 $million
Cash flows from operating activities					
Receipts in the course of operations		**1,611.0**	1,511.3	**-**	-
Payments in the course of operations		**(621.9)**	(618.7)	**(1.0)**	(1.0)
Settlement of currency derivatives		**137.4**	185.7	**137.4**	185.7
Dividends/distributions received from subsidiaries		**-**	-	**538.6**	449.9
Dividends/distributions received from equity accounted associates		**109.2**	63.6	**-**	-
Withholding taxes paid		**(34.9)**	(36.4)	**(21.8)**	(27.1)
Net cash flows from operating activities	23(b)	**1,200.8**	1,105.5	**653.2**	607.5
Cash flows from investing activities					
Acquisition of property investments		**(365.4)**	(117.5)	**-**	-
Payments for capital expenditure of property investments		**(659.9)**	(577.1)	**-**	-
Payments for the purchase of investments in subsidiaries		**-**	-	**-**	(141.1)
Proceeds from the sale of property investments		**1.7**	86.8	**-**	-
Net payments for investments in equity accounted investments		**(63.8)**	(60.0)	**-**	-
Loans advanced to related entities		**(187.9)**	(349.7)	**(223.9)**	(249.0)
Net cash flows used in investing activities		**(1,275.3)**	(1,017.5)	**(223.9)**	(390.1)
Cash flows from financing activities					
Proceeds from issue of securities/units		**337.2**	187.5	**337.2**	187.5
Extinguishment of share option		**-**	(74.0)	**-**	-
Net proceeds from interest bearing liabilities		**1,008.2**	903.8	**-**	43.4
Financing costs		**(465.7)**	(498.7)	**-**	(0.8)
Interest received		**19.5**	8.5	**169.0**	58.7
Distributions paid		**(926.4)**	(635.9)	**(926.4)**	(635.9)
Dividends paid by controlled entities to minority interests		**-**	(135.6)	**-**	-
Stapling distribution on implementation of the Merger		**-**	(488.1)	**-**	(488.1)
Securities issued on implementation of the Merger		**-**	630.2	**-**	630.2
Merger and capital restructure charges		**(24.1)**	(1.0)	**(24.1)**	-
Net cash flows used in financing activities		**(51.3)**	(103.3)	**(444.3)**	(205.0)
Net (decrease)/increase in cash and cash equivalents held		**(125.8)**	(15.3)	**(15.0)**	12.4
Add opening cash and cash equivalents brought forward		**158.5**	173.9	**15.7**	3.3
Effects of exchange rate changes on opening cash brought forward		**-**	(0.1)	**-**	-
Cash and cash equivalents at the end of the year	23(a)	**32.7**	158.5	**0.7**	15.7

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

a) Corporate information

This financial report of WAT for the year ended 31 December 2005 was approved for issue in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT ('Responsible Entity') on 20 March 2006.

The nature of the operations and principal activities of WAT are described in the Directors' Report.

b) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS. Accordingly, the financial information for the prior year ended 31 December 2004 has been restated with the exception of AASB 132 and 139 which were applied from 1 January 2005. A summary of the significant accounting policies under AIFRS are disclosed in Note 2 below.

Note 3 includes reconciliations between previously reported Australian Generally Accepted Accounting Principles as at 31 December 2004 ("AGAAP") to AIFRS including:

— a reconciliation between AGAAP and AIFRS equity as at 1 January 2004 and 31 December 2004; and

— a reconciliation between AGAAP and AIFRS profit for the year ended 31 December 2004."

As at 31 December 2005, a number of accounting standards have been issued with applicable commencement dates subsequent to year end. The expected impact of these accounting standards should not materially alter the accounting policies of WAT at the date of this report.

c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, equity accounted investments, investments in subsidiaries, derivative financial instruments and available for sale financial assets that have been measured at fair value.

d) Comparative information

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Listed Property Trust Units

The constitution of WAT was amended pursuant to a resolution of Members at a meeting held on 12 May 2005. One amendment removed provisions relating to the finite maximum term, which had the effect of the unitholders' funds remaining as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The Parent Entity and its controlled entities have deferred the adoption of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to 1 January 2005. Accordingly, AASB 132 and 139 have not been applied to the comparatives and WAT's units have been accounted for as equity.

b) Consolidation and classification

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield Trust ("WT") and WAT. The securities trade as one security on the Australian Stock Exchange under the code WDC. The stapling transaction is referred to as the "Merger.

The consolidated financial report comprises the financial statements and notes to the financial statements of WAT (the "Parent Entity"), and each of its controlled entities as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and controlled entities are collectively referred to as "the Group". Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Minority interests from 1 January 2004 to 31 December 2004 represents interests in Westfield America Inc ("WEA") not held by the Group.

i) Joint Ventures

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investment in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

ii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iii) Controlled entities
Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

In May 2002, WAT together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Group's economic interest (of 43.3% by value) is represented by a 52.7% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

(c) Investment properties
The Group's investment properties include freehold and leasehold land, buildings, leasehold improvements, construction and development projects.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of investment properties is stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

Amounts capitalised to construction and development projects include the cost of sundry acquisitions and development costs in respect of qualifying assets and borrowing costs during development.

At each reporting date, the carrying value of the portfolio of investment properties is assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used.

Investment properties are derecognised when they have been disposed of and no future benefit is expected from its disposal. Any gains and losses on derecognition are recognised in the income statement in the year of derecognition.

d) Other investments
From 1 January 2005, other investments including investment in a controlled entity are classified as financial assets at fair value through profit or loss. The investment in the controlled entity is revalued at each balance date to reflect the Parent Entity's proportionate interest in the underlying net asset value of the controlled entity. This is considered to approximate fair value.

The revaluation increments and decrements are recorded through the income statement.

e) Foreign currencies

i) Translation of foreign currency transactions
The functional and presentation currencies of the Parent Entity and its Australian subsidiary is Australian dollars. The functional currency of the United States entities is United States dollars. The presentation currency of the United States entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations
The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

f) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivables and are carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

All other revenues are recognised on an accruals basis.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

g) Expenses
Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

h) Taxation
The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to taxation as set out below.

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

WEA, is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, Members of WAT may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

Deferred tax is provided on all temporary differences at balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

i) Goodwill and deferred tax on acquisitions of property businesses
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment. Impairment usually arises when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

j) Financing costs
Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.

Refer to note 2(n) for other items included in financing costs.

k) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

i) Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

ii) Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

l) Contributed equity
Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the proceeds received.

m) Cash and cash equivalents
Cash on hand, at bank and short term deposits on the balance sheet have a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents include cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

n) Derivative and other financial instruments
The Group's activities expose it to changes in interest rates and foreign exchange rates. There are policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The AIFRS documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations do not qualify for hedge accounting and are recorded at fair value through the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts and other derivative contracts held by the Group are determined by reference to market values for similar instruments.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables
Trade and other receivables are carried at original invoice amount, less provision for doubtful debts, and are generally due within 30 days. An estimate for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Other loans
Loans are carried at cost. Interest is credited as income on an accruals basis.

ii) Financial liabilities

Payables
Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.

Interest bearing liabilities
Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

Other financial liabilities
Other financial liabilities include preference shares and convertible debt. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps
The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value is reflected in the income statement immediately. For the 2004 year, the Group did not recognise interest rate swaps in the financial statements. Net receipts and payments were recognised as an adjustment to interest expense.

iv) Cross currency swaps and forward exchange contracts
The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses. For the 2004 year, forward exchange contracts were deferred on the balance sheet and not fair valued through the income statement.

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses relating to the effective portion of the hedge are reflected in the foreign currency translation reserve. Any gain or loss relating to the ineffective portion is recognised directly in the income statement.

v) Disclosure of fair values
Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value.

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these financial statements.

vi) Derecognition of financial instruments
The derecognition of financial instruments takes place when the Group no longer controls the contractual rights that comprise the financial instrument which is normally the case when the instrument is sold or all cash flows attributable to the instrument have passed to an independent third party.

o) Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

p) Earnings per unit
Basic earnings per unit is calculated as net profit attributable to Members divided by the weighted average number of ordinary units. Diluted earnings per unit is calculated as net profit attributable to Members divided by the weighted average number of ordinary units and dilutive potential ordinary units.

q) Rounding
In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

NOTE 3 IMPACT OF ADOPTING AIFRS

a) AASB 1 transitional exemptions

The Group has made its election to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

i) AASB 3 "Business Combinations" was not applied retrospectively to business combinations undertaken before the date of transition to AIFRS.

ii) The Group has elected not to apply AASB 121 "The Effects of Changes in Foreign Exchange Rates" to the cumulative translation differences at the date of transition to AIFRS. This will result in the foreign currency translation reserve balance at 1 January 2004 being transferred to opening retained earnings. Any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition and shall include later translation differences.

iii) The Group has elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained earnings at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date. Refer note 3(e) for the reconciliation between the 31 December 2004 closing balance and the 1 January 2005 opening balance.

b) Reconciliation of profit after tax between AGAAP and AIFRS

	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 04 $million
Profit after tax attributable to Members as previously reported under AGAAP	697.8	1,155.6
Investment property revaluations [1]	1,955.8	-
Minority interest property revaluations [1]	(509.4)	-
Investment property revaluations attributable to equity accounted associates [1]	491.7	-
Deferred tax charge [2]	(318.9)	(46.9)
Tenant allowances amortised	(38.8)	-
Profit after tax attributable to Members of WAT under AIFRS	**2,278.2**	**1,108.7**

[1] AASB 140 "Investment Property" requires revaluation increment/decrement to be recognised through the income statement. Under AGAAP revaluation movements were recognised in the asset revaluation reserve.

[2] The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes".

Consolidated Entity

A deferred tax liability arises as a result of depreciation claimed for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties does not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

Parent Entity

A deferred tax liability is recognised on the difference between the tax and accounting value of the investment in subsidiary. Under AGAAP no such liability was recognised.

c) Reconciliation of total equity between AGAAP and AIFRS

	Consolidated		Parent Entity	
	31 Dec 04 $million	1 Jan 04 $million	31 Dec 04 $million	1 Jan 04 $million
Total equity under previous AGAAP	9,473.1	6,432.2	7,753.8	4,968.1
Deferred tax liability [1]	(881.7)	(532.9)	(554.4)	(243.3)
Total Equity under AIFRS	**8,591.4**	**5,899.3**	**7,199.4**	**4,724.8**

[1] The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes".

Consolidated Entity

A deferred tax liability arises as a result of depreciation claimed for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties does not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

Parent Entity

A deferred tax liability is recognised on the difference between the tax and accounting value of the investment in subsidiary. Under AGAAP no such liability was recognised.

NOTE 3 IMPACT OF ADOPTING AIFRS CONTINUED

d) Cash flow statement under AIFRS

There are no material differences between the AGAAP and AIFRS cash flow statements.

e) Reconciliation of total equity opening balance upon adoption of AASB 132 and 139 on 1 January 2005

	Consolidated 1 Jan 05 $million	Parent Entity 1 Jan 05 $million
Total equity under AIFRS at 31 December 2004	8,591.4	7,199.4
Forward exchange contracts not qualifying for hedge accounting [1]	432.1	432.1
Cross currency swaps not qualifying for hedge accounting	-	535.5
Interest rate swaps not qualifying for hedge accounting [2]	(163.8)	41.6
Deferred tax liability	(29.4)	147.5
Fair value adjustment of investment in subsidiaries [4]	-	(1,478.3)
Reclassify minority interest to other financial liabilities [3]	(1,194.3)	-
Mark to market of other financial liabilities [3]	(1,262.4)	-
Total Equity under AIFRS at 1 January 2005	**6,373.6**	**6,877.8**
Total Equity under AIFRS at 1 January 2005 attributable to:		
— Members of WAT	6,373.6	6,877.8

As a result of applying AASB 132 and 139 on 1 January 2005, various adjustments have been made between contributed equity reserves and retained earnings which have been disclosed in Notes 19, 21 and 22.

[1] AASB 139 "Financial Instruments" does not allow hedge accounting for derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency. These derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

Under AGAAP gains and losses on foreign currency derivatives were deferred and recorded with the underlying transactions being hedged. For hedges of foreign currency revenues, gains and losses were reflected in the income statement as the underlying foreign currency revenues were recognised.

[2] Interest rate derivatives are considered to be ineffective as they do not meet the hedge effectiveness criteria under AASB 139 "Financial Instruments", accordingly these derivatives are measured at fair value and the gains and losses are recorded in the income statement. Under AGAAP, interest rate derivatives were accounted for on an accrual basis.

[3] All AGAAP minority interests have been reclassified as debt and related earnings classified as interest expense in accordance with AASB 132 "Financial Instruments: Disclosure and Presentation". All convertible debt instruments are recorded at fair value under AIFRS. The fair value is based on the conversion value at balance date.

[4] AASB 139 "Financial Instruments" allows investments in subsidiaries to be recorded at fair value through the income statement. Under AGAAP, investment in subsidiaries was recorded at cost.

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
NOTE 4 PROPERTY REVENUE				
Shopping centre base rent and other property income	**1,599.0**	1,726.7	-	-
Tenant allowances amortised	**(45.1)**	(38.8)	-	-
	1,553.9	1,687.9	-	-
NOTE 5 CURRENCY DERIVATIVES				
Gains/losses on currency derivatives (excluding mark to market of derivatives not qualifying for hedge accounting)	**178.0**	-	**178.0**	-
Mark to market of derivatives	**(91.1)**	-	**(562.9)**	-
	86.9	-	**(384.9)**	-
NOTE 6 FINANCING COSTS				
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)	**(294.2)**	(388.3)	-	(0.7)
Related party borrowing costs	**(9.0)**	(6.8)	-	-
Financing costs capitalised to construction projects	**21.4**	18.5	-	-
Financing costs	**(281.8)**	(376.6)	-	(0.7)
Finance leases interest expense	**(5.6)**	(7.6)	-	-
Mark to market of interest rate hedges that do not qualify for hedge accounting	**133.7**	-	-	-
Interest expense and mark to market of other financial liabilities	**(302.0)**	-	-	-
	(455.7)	(384.2)	-	(0.7)

Included in interest income for the Parent Entity is mark to market of interest rate hedges that do not qualify for hedge accounting of $89.8 million gain (31 December 2004: $nil).

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 7 TAXATION				
a) Tax expense				
Current - underlying tax	(53.1)	(38.4)	(43.2)	(31.8)
Deferred	(280.5)	(388.2)	(287.6)	(46.9)
	(333.6)	(426.6)	(330.8)	(78.7)
The prima facie tax on profit before tax expense is reconciled to the tax expense provided in the financial statements as follows:				
Accounting profit before income tax	2,348.8	3,283.4	2,320.6	1,187.4
Prima facie withholding tax expense on profit at 15% (31 December 2004: 15%)	(352.3)	(492.5)	(348.1)	(178.1)
Profit not assessable	20.2	65.9	17.3	99.4
Goodwill write off not deductible	(1.5)	-	-	-
Tax expense	(333.6)	(426.6)	(330.8)	(78.7)
b) Deferred tax assets				
Unrealised mark to market loss on financial derivatives	22.6	5.3	-	-
Deferred tax assets	22.6	5.3	-	-
c) Deferred tax liabilities				
Revaluation of investment properties to fair value	1,306.7	887.0	-	-
Revaluation of investment in subsidiaries to fair value	-	-	694.5	554.4
Deferred tax liabilities	1,306.7	887.0	694.5	554.4

d) Deferred tax assets and deferred tax liabilities not charged to tax expense
The closing balance of deferred tax assets and liabilities includes $69.8 million charged for the current period to the foreign currency translation reserve and $29.4 million charged to retained profits on the initial application of AASB 132 and 139 (effective 1 January 2005).

The Parent Entity includes $147.5 million credited to retained profits on the initial application of AASB 132 and 139 (effective 1 January 2005).

	Consolidated	
	31 Dec 05 cents	31 Dec 04 cents
NOTE 8 EARNINGS PER UNIT		
a) Attributable to Members of WAT		
Basic earnings per unit	111.68	80.32
Diluted earnings per unit	111.11	80.19

The following reflects the income and unit data used in the calculations of basic and diluted earnings per unit:

	Number of units	Number of units
Weighted average number of ordinary units used in calculating basic earnings per unit	1,804,481,768	2,836,507,443
Bonus element of security options which are dilutive[1]	9,260,234	4,409,804
Adjusted weighted average number of ordinary units used in calculating diluted earnings per unit	1,813,742,002	2,840,917,247

	$million	$million
Earnings used in calculating basic earnings per unit	2,015.2	2,278.2
Adjustment to earnings on options which are considered dilutive	-	-
Earnings used in calculating diluted earnings per unit	2,015.2	2,278.2

[1] At 31 December 2005, there are 28,089,524 options (31December 2004: 28,089,524 options) that have been determined as anti-dilutive for the current period.

The weighted average number of converted, lapsed or cancelled potential ordinary units used in diluted earnings per unit was 17,988,532 (31 December 2004: 6,980,475).

b) Conversions, calls, subscription or issues after 31 December 2005
Since the end of the financial year:
— 1,435,537 units have been issued as a consequence of the exercise of options; and
— 9,516,698 units have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary units or issues of potential ordinary units since the reporting date and before the completion of this report.

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million

NOTE 9 TRADE RECEIVABLES

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Trade receivables	**27.5**	23.9	**-**	-
Less: provision for doubtful debts	**(4.5)**	(3.7)	**-**	-
	23.0	20.2	**-**	-

NOTE 10 DERIVATIVE ASSETS

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Current				
Receivables under forward exchange contracts	**239.5**	174.7	**239.5**	174.7
Receivables under interest rate contracts	**41.4**	-	**45.1**	-
Deferred loss on forward exchange contracts	**-**	4.4	**-**	4.4
	280.9	179.1	**284.6**	179.1
Non Current				
Receivables under cross currency contracts	**94.8**	426.2	**109.6**	426.2
Receivables under cross currency contracts from related entities	**-**	69.2	**-**	69.2
Receivables under interest rate contracts	**-**	-	**10.9**	-
Receivables under interest rate contracts from related entities	**-**	-	**75.4**	-
Receivables under forward exchange contracts	**129.3**	299.7	**129.3**	299.7
Deferred loss on forward exchange contracts	**-**	4.6	**-**	4.6
	224.1	799.7	**325.2**	799.7

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million

NOTE 11 RECEIVABLES

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Current				
Sundry debtors	**54.2**	64.4	**21.2**	24.6
Dividends receivable	**-**	-	**174.3**	204.8
Interest receivable from related entities	**4.2**	6.2	**4.2**	5.4
Loans to related entities	**538.2**	251.6	**538.2**	251.6
	596.6	322.2	**737.9**	486.4
Non Current				
Loans to related entities	**4.2**	101.1	**-**	-
	4.2	101.1	**-**	-

NOTE 12 PROPERTY INVESTMENTS

	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
Shopping centre investments	**16,221.2**	13,393.0	**-**	-
Construction and development projects	**754.9**	266.1	**-**	-
	16,976.1	13,659.1	**-**	-
Movement in property investments				
Balance at the beginning of the year	**13,659.1**	12,661.7		
Acquisition of properties	**448.2**	105.9		
Disposal of properties	**-**	(280.4)		
Redevelopment costs	**626.0**	566.5		
Net revaluation increment	**1,345.9**	1,955.8		
Deconsolidation of previously consolidated entity now equity accounted	**-**	(844.2)		
Retranslation of foreign operations	**896.9**	(506.2)		
Balance at the end of the year	**16,976.1**	13,659.1		

Property investments are carried at fair value based on annual independent valuations where approriate. This includes the original acquisition cost together with annual capital expenditure since acquisition, and either the latest full independent valuation, or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs and ground leases recorded separately on the balance sheet.

A full independent valuation of a shopping centre is conducted at least once every three years. Independent valuation is prepared using both the capitalisation of net income method and the discounting of future net cash flows to their present value. Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which has taken place since or was not included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated annually based on the most recent independent valuation of the shopping centre in conjunction with current financial information to prepare an independent update. Independent update valuation uses both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occured.

NOTE 13 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic Interest 31 Dec 05	Economic Interest 31 Dec 04	Consolidated Carrying Value 31 Dec 05 $million	Consolidated Carrying Value 31 Dec 04 $million
a) Equity accounted entities carrying value						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**186.3**	131.5
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**387.5**	360.1
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**229.2**	183.5
North Bridge	Partnership units	31 Dec	**33.3%**	33.3%	**83.8**	76.1
Plaza Camino Real	Partnership units	31 Dec	**40.0%**	40.0%	**98.4**	84.5
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**146.9**	88.9
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**195.3**	157.6
Valencia Town Centre	Partnership units	31 Dec	**50.0%**	25.0%	**60.7**	-
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**413.4**	334.6
Other retail and property investments	Units/shares	31 Dec	**46.0%**	43.3%	**23.3**	41.3
Total equity accounted investments					**1,824.8**	1,458.1

All equity accounted property partnerships, trusts and companies operate solely as retail property investors in the United States.

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million
b) Details of the Group's aggregate share of equity accounted entities net profit		
Property revenue	**204.9**	170.6
Property revaluation	**236.7**	491.9
Total revenue from ordinary activities	**441.6**	662.5
Property outgoings	**(54.4)**	(45.1)
Borrowing costs	**(51.0)**	(43.6)
Net profit from equity accounted entities before tax expense	**336.2**	573.8
Income tax expense	**-**	-
Share of net profits of equity accounted entities	**336.2**	573.8
c) Details of the Group's aggregate share of equity accounted entities assets and liabilities		
Cash	**28.7**	21.8
Receivables	**8.6**	4.8
Property investments	**2,532.8**	2,093.6
Construction in progress	**223.1**	95.8
Other retail and property investments	**23.3**	41.3
Other assets	**33.9**	21.0
Total assets	**2,850.4**	2,278.3
Payables	**(32.7)**	(16.2)
Interest bearing liabilities	**(992.9)**	(804.0)
Total liabilities	**(1,025.6)**	(820.2)
Net assets	**1,824.8**	1,458.1

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million

NOTE 13 DETAILS OF EQUITY ACCOUNTED INVESTMENTS CONTINUED

d) Details of the Group's aggregate share of equity accounted entities capital expenditure commitments

	31 Dec 05 $million	31 Dec 04 $million
Estimated capital expenditure commitments		
Due within one year	218.4	78.7
Due between one and five years	15.9	78.7
	234.3	157.4

e) Details of the Group's aggregate share of equity accounted entities contingent liabilities

	31 Dec 05 $million	31 Dec 04 $million
Performance guarantees	2.5	1.6
	2.5	1.6

f) Details of the Group's aggregate share of equity accounted entities lease commitments

Operating lease receivables

The Group's share of future minimum rental revenues under non-cancellable operating retail property leases are as follows:

	31 Dec 05 $million	31 Dec 04 $million
Due within one year	135.8	112.7
Due between one year and five years	448.1	375.0
Due after five years	333.1	286.0
	917.0	773.7

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million

NOTE 14 OTHER INVESTMENTS

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Unlisted investments	116.1	105.6	-	-
Investments in subsidiaries	-	-	7,682.6	6,827.3
	116.1	105.6	7,682.6	6,827.3
Movement in other investments				
Balance at the beginning of the year	105.6	109.7	6,827.3	5,086.4
Additions	3.8	-	-	141.1
Revaluation increment	-	-	855.3	1,599.8
Retranslation of foreign operations	6.7	(4.1)	-	-
Balance at the end of the year	116.1	105.6	7,682.6	6,827.3

NOTE 15 PAYABLES

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Current				
Trade, sundry creditors and accruals	366.0	391.6	23.8	59.4
Other payables to related entities	11.3	6.7	2.4	1.4
	377.3	398.3	26.2	60.8
Non Current				
Sundry creditors and accruals	16.8	104.6	-	30.9
	16.8	104.6	-	30.9

NOTE 16 INTEREST-BEARING LIABILITIES

	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million	Parent Entity 31 Dec 05 $million	Parent Entity 31 Dec 04 $million
Current				
Unsecured				
Bank loans [1]	-	3.8	-	-
Secured				
Bank loans [4]	393.4	161.9	-	-
	393.4	165.7	-	-
Non Current				
Unsecured				
Bank loans [1]	581.4	161.3	-	-
Notes payable				
— US$ [2]	1,637.8	1,541.0	-	-
— € [3]	647.4	-	-	-
Finance leases	100.7	96.4	-	-
Secured				
Bank loans [4]	4,464.9	4,427.9	-	-
	7,432.2	6,226.6	-	-

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	**31 Dec 05 $million**	31 Dec 04 $million
NOTE 16 INTEREST-BEARING LIABILITIES CONTINUED				
The maturity profile in respect of interest bearing liabilities (excluding redeemable preference shares) is set out below:				
Due within one year	**393.4**	165.7	**-**	-
Due between one and five years	**3,055.7**	2,501.2	**-**	-
Due after five years	**4,376.5**	3,725.4	**-**	-
	7,825.6	6,392.3	**-**	-

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.
Refer Note 29(a) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(1) These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(2) **Notes payable – US$**
Guaranteed Senior Notes of US$2,600.0 million were issued in the US 144A bond market in 2004 by the Westfield Group. The issue comprised US$1,400.0 million and US$700.0 million fixed rate notes maturing 2014 and 2010 respectively and US$500.0 million floating rate notes maturing 2007. The Group was assigned US$1,200.0 million, comprising US$850.0 million and US$100.0 million fixed rate notes maturing 2014 and 2010 respectively and US$250.0 million floating rate notes maturing 2007. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(3) **Notes payable – €**
Guaranteed Notes of €600.0 million were issued in the European bond market in 2005 by the Westfield Group. The issue comprised €600.0 million fixed rate notes maturing 2012, of which the Group was assigned €400.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(4) **Secured liabilities**
Current and Non Current Secured liabilities is $4,858.3 million (31 December 2004: $4,589.8 million). Secured liabilities are borrowings secured by mortgages over properties that have an aggregate value of $12.1 billion (31 December 2004: $10.2 billion). These properties are as follows: Annapolis, Belden Village, Century City, Chesterfield, Citrus Park, Crestwood, Department Stores, Downtown Plaza, Eagle Rock, Eastland, Enfield, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Hawthorn, Horton Plaza, Independence, Louis Joliet, Main Place, Meriden, Mid Rivers, Mission Valley, Mission Valley West, Northwest, Old Orchard Centre, Parkway, Plaza Bonita, Richland, San Francisco Center, Santa Anita, Solano, South County, South Shore, Southcenter, Southlake, Southpark, Vancouver, West County, West Covina and West Park.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**12,639.9**	12,295.9
Amounts utilised	**(7,858.4)**	(6,449.0)
Available financing facilities	**4,781.5**	5,846.9
Cash	**32.7**	158.5
Financing resources available at the end of the year	**4,814.2**	6,005.4
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**393.4**	165.7
Due between one year and five years	**7,870.0**	5,508.8
Due after five years	**4,376.5**	6,621.4
	12,639.9	12,295.9

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude redeemable preference shares set out in Note 17.

Amounts utilised include overdraft, borrowings and bank guarantees.

The Group as a member of the Westfield Group, is able to draw on financing facilities unutilised by the Westfield Group totalling A$ equivalent $4,781.5 million at year end which are included in available financing facilities shown above. These are interest only unsecured multicurrency multioption facilities.

Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million
NOTE 17 OTHER FINANCIAL LIABILITIES		
Redeemable Preference Shares		
Convertible redeemable preference shares[1]	444.4	163.2
Other redeemable preference shares/units[2]	2,722.1	139.6
	3,166.5	302.8

[1] Convertible redeemable preference shares ("CPS")
The CPS that were issued in August and December 1998 were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of the Series D CPS and Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business day of May of 2005 and each year thereafter in an amount up to US$25 million at any one time. During the period no Series G CPS were redeemed by WEA pursuant to the arrangement. The maximum aggregate amount which may be redeemed pursuant to the exercise of these rights is US$77,096,700.

Security Capital Preferred Growth Incorporated ("SCPG") held 428,315 (31 December 2004: 428,315) shares of Series G CPS and 428,315 Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities.

Each Series D CPS is convertible into 10 common shares in WEA, which will not form a separate series of shares. The original holder of the Series D CPS and/or the common shares into which the Series D CPS have been converted can require WEA, subject to certain conditions, to redeem a number of the Series D CPS or common shares into which such preferred shares convert, or a combination thereof, on the last business day of May 2005 and each year thereafter in an amount up to US$10 million at any one time. The maximum aggregate amount which may be redeemed pursuant to those rights is US$50,000,040. During the period no Series D CPS were redeemed by WEA pursuant to the arrangement.

The Series D and Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00.

[2] Other Redeemable Preference Shares/Units
The other redeemable preference shares/units comprise: (i) Partnership interest in the Urban Shopping Centres, L.P. ("the Urban OP"); (ii) Series G Partnership Preferred Units ("Series G Units") issued to the Jacobs Group; (iii) Series H Partnership Preferred Units ("Series H Units"); (iv) a Preferred Partnership interest in Head Acquisition L.P. ("Head LP"); (v) Series I Partnership Preferred Units ("Series I Units"); and (vi) financial instruments classified as debt under AIFRS.

In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of Urban Shopping Centres, L.P. (the "Urban OP"). WEA's share of the general partnership interest is 52.7%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

The Jacobs Group holds 13,391,343 Series G Units in the Operating Partnership. The holder has the right that requires WEA to purchase up to 10% of the units redeemed for cash.

The former partners in the San Francisco Centre hold 360,000 Series H Units in the Operating Partnership. The Series H Units are entitled to receive quarterly distributions equal to US$1.4944 per Series H Unit.

For each year beginning 2005, at any time after 15 February and prior to 15 May, the holders of the Series H Units may elect to have the Operating Partnership make a cash distribution on all Series H Units of US$73.1178 per Series H Unit on 30 June of such year. For each year beginning 2006, at any time after 15 May and prior to 15 August, the Partnership may elect to make a cash distribution on all Series H Units of US$75.361 per Series H Units on 30 September of such year. Each such distribution is a "Special Distribution". On the date the Special Distribution is due and payable, each Series H Unit automatically converts into one Series H-1 Partnership Preferred Unit (a "Series H-1 Unit").

Each Series H-1 unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a Growth Factor. The Growth Factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

On 16 September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquiror has a preferred limited partner interest in Head L.P. and receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

On 21 July 2005, the Operating Partnership issued 1,401,426 Series I units in connection with the acquisition of the Sunrise Mall. At any time after the earlier of (i) 21 July 2007, (ii) dissolution of the Operating Partnership, and (iii) the death of the holder, such holder (or the Holder's Estate) has the right to require the Operating Partnership to redeem its Series I units, at WAT's discretion, either for cash or stapled securities or a combination of both.

Upon application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" a number of financial instruments previously treated as equity are now classified as debt. These comprise: (a) certain partnership preferred units and investor unit rights in the Operating Partnership; (b) limited partnership interests in certain properties; (c) Series F Preferred shares; and (d) foreign currency denominated common shares convertible into stapled securities.

The Partnership preferred units and investor unit rights have a fixed life and are able to be redeemed in cash. The limited partnership interests have a fixed life.

The Series F preferred shares are able to be redeemed in cash and are able to be converted into stapled securities with the exercise of Series F-Special Options (refer note 20).

The foreign currency denominated common shares are able to be converted into stapled securities with the exercise of either Series H-Special Options or Series I-Special Options (refer note 20).

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 18 DERIVATIVE LIABILITIES				
Current				
Deferred gain on forward exchange contracts	-	174.7	-	174.7
Payables under forward exchange contracts	-	4.4	-	4.4
	-	179.1	-	179.1
Non Current				
Payable under cross currency contracts from related entities	**45.9**	-	**45.9**	-
Deferred gain on forward exchange contracts	-	299.7	-	299.7
Payables under forward exchange contracts	-	4.6	-	4.6
Payables under interest rate contracts	**140.1**	-	-	-
	186.0	304.3	**45.9**	304.3

	Units	Units	Units	Units
NOTE 19 CONTRIBUTED EQUITY				
a) Number of securities on issue				
Balance at the beginning of the year	**1,766,183,754**	3,670,205,709	**1,766,183,754**	3,670,205,709
Distribution reinvestment plan	**27,687,649**	105,344,437	**27,687,649**	105,344,437
Units issued on exercise of options	**37,397,010**	38,114	**37,397,010**	38,114
Units issued to implement the Merger				
— consolidation of units pursuant to terms of the Merger	-	(3,209,209,866)	-	(3,209,209,866)
— issue of restructured WAT units	-	1,199,805,360	-	1,199,805,360
Balance at the end of the year	**1,831,268,413**	1,766,183,754	**1,831,268,413**	1,766,183,754

Stapled securities have the right to receive distributions from WAT, distributions from WT and dividends from WHL and, in the event of winding up of WAT, WT and WHL, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Corporations Act either in person or by proxy, at a meeting of either WAT, WT and WHL (as the case may be).

	$million	$million	$million	$million
b) Amount of contributed equity				
Balance at the beginning of the year	**5,647.4**	5,425.3	**5,241.4**	4,945.3
Application of AASB 132 and 139 effective 1 January 2005	**74.0**	-	-	-
Distribution reinvestment plan	**190.7**	187.5	**190.7**	187.5
Conversion of options	**146.5**	(73.5)	**146.5**	0.5
Special capital distribution	-	(34.0)	-	(34.0)
Stapling distributions - return of capital	-	(488.1)	-	(488.1)
Securities issued to implement the Merger	-	630.2	-	630.2
Balance at the end of the year	**6,058.6**	5,647.4	**5,578.6**	5,241.4

Since the end of the year:

— 1,435,537 (31 December 2004: 10,267,941) stapled securities have been issued by the Westfield Group for a cash consideration of $19.4 million (31 December 2004: $137.1 million) as a consequence of the exercise of options, WAT's share is $5.6 million (31 December 2004: $39.3 million); and

— 9,516,698 (31 December 2004: 15,544,151) stapled securities have been issued by the Westfield Group for a cash consideration of $162.3 million (31 December 2004: $258.7 million) pursuant to the Westfield Group Distribution Reinvestment Plan, WAT's share is $65.4 million (31 December 2004 : $105.9 million).

	Note	31 Dec 05 Number of options	31 Dec 05 Weighted average exercise price $	31 Dec 04 Number of options	31 Dec 04 Weighted average exercise price $
NOTE 20 SHARE BASED PAYMENTS					
Options on issue					
— Stapling options-WHL (executive options)		**952,700**	**4.39**	1,233,600	4.23
— Stapling options-WHL (possfund options)		**-**	**-**	5,300,000	3.69
— WT 2009 options		**340,900**	**3.84**	850,000	3.84
— Series F Special options		**52,500**	**4.31**	52,500	2.96
— Series G Special options		**428,315**	**3.80**	428,315	2.61
— Series G1 Special options		**277,778**	**3.80**	277,778	2.61
— Series H Special options		**14,070,072**	**4.32**	14,070,072	2.97
— Series I Special options		**13,260,859**	**4.16**	13,260,859	2.87
		29,383,124	**16.81**	35,473,124	10.27
Movement in options on issue					
Balance at the beginning of the year		**35,473,124**	**10.27**	28,355,654	48.61
Movement in Executive options					
Options exercised during the year					
- extinguished by issuance of new shares		**(25,000)**	**4.32**	-	-
- extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price		**(255,000)**	**4.87**	(102,500)	2.89
Options lapsed during the year		**(900)**	**-**	(143,800)	4.50
Movement in Possfund options					
Options exercised during the year					
— cancelled for $nil consideration		**(5,300,000)**	**3.69**	(2,650,000)	3.69
Movement in Series G Special Options					
Options exercised during the year					
— cancelled for $nil consideration		**-**	**-**	(266,130)	2.61
Movement in WT 2009 Options					
Options exercised during the year					
— extinguished by issuance of new shares		**(509,100)**	**3.84**	-	-
Options contributed by WAT pursuant to the Merger					
Executive options		**-**	**-**	1,479,900	4.17
Possfund options		**-**	**-**	7,950,000	3.69
WT 2009 options		**-**	**-**	850,000	3.84
Balance at the end of the year [1]		**29,383,124**	**16.81**	35,473,124	10.27

[1] At 31 December 2005, the 29,383,124 (31 December 2004: 35,473,124) options on issue were convertible to 143,969,955 (31 December 2004: 187,562,898) Westfield Group securities.

NOTE 20 SHARE BASED PAYMENTS CONTINUED

i) WHL Options
The options issued to WHL were in relation to options WHL had issued to its executives (ie. 1,479,900 as at 16 July 2004) and to Possfund Custodian Trustee Limited ("Possfund") (ie. 7,950,000 as at 16 July 2004).

Executive options
Executive options balance at the beginning and end of the year

Issue date	Expiry date	Exercice price	Note	Number exercisable at 31 Dec 05	Number on issue at 31 Dec 05	Number exercisable at 31 Dec 04	Number on issue at 31 Dec 04
10 Apr 2000	10 Apr 2005	$2.675	(a)	-	-	25,000	50,000
22 Sep 2000	22 Sep 2005	$3.602	(a)	-	-	55,000	110,000
22 Dec 2000	22 Dec 2005	$4.078	(a)	-	-	10,000	20,000
30 Apr 2001	30 Apr 2006	$3.740	(a)	**25,000**	**50,000**	12,500	50,000
6 Aug 2001	6 Aug 2006	$4.319	(a)	**115,000**	**317,500**	101,250	405,000
12 Nov 2001	12 Nov 2006	$4.982	(a)	**50,000**	**100,000**	25,000	100,000
20 Mar 2002	20 Mar 2007	$4.919	(a)	**18,750**	**75,000**	-	75,000
25 Oct 2002	25 Oct 2007	$3.705	(a)	**24,000**	**59,000**	-	71,500
20 Dec 2002	20 Dec 2007	$3.961	(a)	**8,750**	**35,000**	-	35,000
19 Aug 2003	19 Aug 2008	$4.477	(a)	-	**30,000**	-	30,000
1 Sep 2003	1 Sep 2008	$4.466	(a)	-	**233,800**	-	233,800
1 Sep 2003	1 Sep 2008	$0.000	(b)	-	**2,400**	-	3,300
13 Nov 2003	13 Nov 2008	$4.250	(a)	-	**50,000**	-	50,000
				241,500	**952,700**	228,750	1,233,600

a) Under the terms of the Westfield Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

b) Under the terms of the Westfield Executive Performance Share Plan under which these awards were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

Under the rules of the Westfield Executive Option Plan and the Westfield Executive Performance Share Plan the exercise of an Executive option can be satisfied in one of the following ways:

i) issuing or transferring a Westfield Group stapled security to the Executive option or award holder;

ii) paying the Executive option or award holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive option ("Profit Element"); or

iii) issuing or transferring Westfield Group stapled securities to the Executive option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group.

The Parent Entity and the Responsible Entity of WT have each granted options to WHL to enable WHL to satisfy its obligations to deliver the stapled securities to the holders of the Executive options on exercise of that Executive option. The exercise price payable by WHL to the Parent Entity is as shown in the above table (being 28.7% of the exercise price of this WHL option).

ii) Possfund Options
On 10 February 2005 Possfund exercised 5,300,000 options at an exercise price of $12.84. Under the terms of the Possfund option agreement, the exercise of the options was extinguished by WHL paying $22,434,370 to Possfund, being the difference between the volume weighted average trading price for the 20 business days preceding 10 February 2005 and the exercise price of the options.

The options issued by the Parent Entity to WHL, to enable WHL to deliver stapled securities on the exercise of a Possfund option, have lapsed due to the extinguishment of the Possfund options on issue (as noted above).

iii) WT 2009 Options
On 16 July 2004, WAT issued options to WT in relation to options issued by WT to Deutsche Bank AG Sydney Branch ("WT 2009 Options"). The WT 2009 Options are exercisable at any time between 1 January 2004 and 5 January 2009. Any financial liability associated with these options is recorded in WT.

The strike price of a WT 2009 Option is $13.3928 and the exercise property is stapled securities. The number of stapled securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price of the option by the strike price (as may be amended from time to time). The WT 2009 Option terms exclude capital distributions of project profits triggering an adjustment to the strike price. Under the terms of the WT 2009 Options, the Responsible Entity of WT may elect to satisfy the exercise of an option by making payment to the holder of the option of an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

The exercise price payable by WT to the Parent Entity is $287.00 (28.7% of the exercise price of the WT 2009 Option).

During the year, Deutsche Bank exercised 509,100 WT 2009 Options. The options were extinguished by the issuance of 37,304,860 stapled securities at a weighted average issued price of $17.02. WAT's share of this issue price was $3.92.

NOTE 20 SHARE BASED PAYMENTS CONTINUED

iv) Series F – Special Options
The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. Each Series F Special Option entitles the holder the right to be issued 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,364.82) or 1 Series F Cumulative Preferred Stock ('Series F Preferred Share') in WEA. As at 31 December 2005 (and 31 December 2004), there were 52,500 Series F Special Options on issue which are exchangeable for 8,260,875 stapled securities.

As the Series F special options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

v) Series G – Special Options
The Series G Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G CPS (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder of a Series G Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G CPS have been converted. As at 31 December 2005 (and 31 December 2004), there were 428,315 Series G Special Options on issue which are exchangeable for 14,846,769 stapled securities.

As the Series G special options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

vi) Series G1 – Special Options
The Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D CPS (or the number of common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2005 (and 31 December 2004), there were 277,778 Series G Special Options on issue which are exchangeable for 9,628,687 stapled securities.

As the Series G1 special options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

vii) Series H – Special Options
The Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049 stapled securities. As at 31 December 2005 (and 31 December 2004), there were 14,070,072 Series H Special Options on issue which are exchangeable for 42,900,564 stapled securities.

As the Series H special options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

viii) Series I – Special Options
The Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.1616 stapled securities. As at 31 December 2005 (and 31 December 2004), there were 13,260,859 Series I Special Options on issue which are exchangeable for 41,925,466 stapled securities.

As the Series I special options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

ix) Stapling Options
At the time of the Merger, each of WAT, WHL and WT had options on issue. Pursuant to the Merger Implementation Deed, each of WAT, WHL and WT have issued options to each other to enable each entity to satisfy the delivery of a stapled security on exercise of options currently on issue in each of those entities.

x) Other
Of the stapling options issued to WAT, 28,089,524 options remain from WT and the same from WHL to enable WAT to satisfy the delivery of a stapled security on exercise of the special options issued by WAT that are on issue.

The voting entitlements of the Special Options are determined in accordance with Section 253F of the Corporations Act 2001.

xi) Details of movements in options since 31 December 2005 and the date of this report

	Number of Options
Options on issue at 31 December 2005	29,383,124
Executive options	
— extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price	(10,000)
— lapsed since the end of the year	(10,000)
WT 2009 Options	
— extinguished by issuance of new shares	(19,400)
Balance of options on issue at the date of this report	**29,343,724**

Notes to the Financial Statements Continued

FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 21 RESERVES				
Foreign currency translation reserve	**206.4**	289.9	-	-
Asset revaluation reserve	-	-	-	1,361.6
Balance at the end of the year	**206.4**	289.9	-	1,361.6

Movement in foreign currency translation reserve

The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.

	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
Balance at the beginning of the year	**289.9**	-	-	-
Application of AASB 132 and 139 effective 1 January 2005	**27.3**	-	-	-
Foreign exchange movement				
— foreign entities	**472.3**	(205.5)	-	-
— foreign currency loans and derivatives	**(583.1)**	495.4	-	-
Balance at the end of the year	**206.4**	289.9	-	-

Movement in asset revaluation reserve

The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.

	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
Balance at the beginning of the year	-	-	**1,361.6**	-
Application of AASB 132 and 139 effective 1 January 2005	-	-	**(1,361.6)**	-
Revaluation increment	-	-	-	1,626.1
Deferred tax expense	-	-	-	(264.5)
Balance at the end of the year	-	-	-	1,361.6

	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
NOTE 22 RETAINED PROFITS				
Balance at the beginning of the year	**1,098.8**	(887.6)	**596.4**	(220.5)
Application of AASB 132 and 139 effective 1 January 2005	**(763.8)**	-	**1,040.0**	-
Profit after tax expense	**2,015.2**	2,278.2	**1,989.8**	1,108.7
Distributions paid	**(926.4)**	(291.8)	**(926.4)**	(291.8)
Balance at the end of the year	**1,423.8**	1,098.8	**2,699.8**	596.4

NOTE 23 CASH AND CASH EQUIVALENTS

	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
a) Components of cash and cash equivalents				
Cash	**32.7**	158.5	**0.7**	15.7
Total cash and cash equivalents	**32.7**	158.5	**0.7**	15.7
b) Reconciliation of profit after tax expense to net cash flows from operating activities				
Profit after tax expense	**2,015.2**	2,856.8	**1,989.8**	1,108.7
Property revaluation	**(1,345.9)**	(1,955.8)	-	-
Fair value adjustment of investment in subsidiaries	-	-	**(1,860.8)**	-
Share of associates profit in excess of dividend	**(227.0)**	(510.2)	-	-
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	**10.1**	-	-	-
Mark to market of derivative instruments	**123.0**	-	**562.9**	-
Deferred tax expense	**280.5**	388.2	**287.6**	46.9
Borrowing costs	**287.4**	384.2	-	0.7
Interest income	**(25.9)**	(8.5)	**(294.4)**	(84.2)
Profit on disposal of non current assets	**(4.9)**	(5.0)	-	(6.8)
Merger charges	-	34.5	-	34.5
Write back of previously written down subsidiaries	-	-	-	(469.1)
Decrease/(increase) in other assets attributable to operating activities	**88.3**	(78.7)	**(31.9)**	(23.2)
Net cash flows from operating activities	**1,200.8**	1,105.5	**653.2**	607.5

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million

NOTE 24 DISTRIBUTIONS

a) Current year final/ prior year final distribution proposed				
45% estimated tax advantaged[1][2]	536.6	473.7	536.6	473.7
	536.6	473.7	536.6	473.7

The final proposed distribution was paid on 28 February 2006. The record date for these distributions was 13 February 2006. The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution paid on 28 February 2006. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

b) Distributions paid during the period				
Distribution in respect of the six months to 30 June[1]	452.7	291.8	452.7	291.8
Special capital distribution[1]	-	34.0	-	34.0
Distribution in respect of the six months to 31December 2004	473.7	-	473.7	-
Distribution in respect of the six months to 31 December 2003	-	573.6	-	573.6
Total distribution paid / proposed	926.4	899.4	926.4	899.4

[1] Total distribution proposed/paid for the year was $989.3 million (31 December 2004: $799.5 million).
[2] The estimated tax advantaged component reduces the cost base of Members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

The distribution per unit for the half year ended 30 June 2005 was A25.16 cents equivalent to US15.73 cents. The distribution per unit for the half year ended 31 December 2005 is A29.37 cents equivalent to US18.36 cents.

NOTE 25 LEASE COMMITMENTS

Operating lease receivables
Substantially all of the property owned by the Group is leased to third-party retailers under operating leases as at 31 December 2005. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

Future minimum rental revenues receivable under non-cancellable operating leases as at 31 December 2005 and 31 December 2004 are as follows:

	Consolidated	
	31 Dec 05 $million	31 Dec 04 $million
Due within one year	948.4	809.9
Due between one and five years	2,993.6	2,468.2
Due after five years	2,331.9	1,883.0
	6,273.9	5,161.1

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

NOTE 26 CAPITAL EXPENDITURE COMMITMENTS

Estimated capital expenditure commitments contracted at balance date but not provided for		
Due within one year	619.5	441.1
Due between one and five years	246.6	82.2
Due after five years	-	-
	866.1	523.3

	Consolidated		Parent Entity	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million

NOTE 27 CONTINGENT LIABILITIES

Performance guarantees	38.9	66.3	-	-
Special tax assessment municipal bonds	69.9	65.8	-	-
Borrowings of associates of the Responsible Entity	7,645.6	3,846.4	7,645.6	3,846.4
Borrowings of subsidiaries	-	-	2,866.4	1,727.2
	7,754.4	3,978.5	10,512.0	5,573.6

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

NOTE 28 SEGMENT INFORMATION

The Group operates solely as a retail property investor in the United States of America.

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS

a) (i) Summary of interest rate hedges

	Note	Consolidated 31 Dec 05 $million	Consolidated 31 Dec 04 $million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	16	**393.4**	165.7
Non current interest bearing liabilities	16	**7,432.2**	6,226.6
Share of equity accounted entities interest bearing liabilities	13(c)	**992.9**	804.0
Cross currency swaps			
— US$5,555.1 million (31 December 2004: US$5,060.0 million)	29(b)(i)	**7,581.7**	6,498.0
		16,400.2	13,694.3
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
— US$5,053.3 million (31 December 2004: US$4,971.4 million)	29(a)(ii)	**6,896.8**	6,384.2
— €400.0 million (31 December 2004: €nil)	29(a)(ii)	**647.4**	-
Fixed rate derivatives			
— US$5,241.8 million (31 December 2004: US$4,943.9 million)	29(a) (ii)	**7,154.0**	6,348.9
		14,698.2	12,733.1

Fixed rate derivatives in US$ are substantially comprised of interest rate derivatives related to US$ cross currency swaps disclosed above.

In addition to the above fixed rate liabilities the Group also had floating rate liabilities of $1,702.0 million (31 December 2004: $961.2 million) outstanding at 31 December 2005 at an average interest rate, including margin of 5.14% (31 December 2004: 3.14%).

	Note	31 Dec 05 $million	31 Dec 04 $million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
— A$	29(b)(i)	**6,983.3**	6,993.5
— €400.0 million (31 December 2004: €nil)	29(b)(i)	**647.4**	-
— Loans receivable from related entities	11	**538.2**	251.6
		8,168.9	7,245.1
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
— A$	29(a)(ii)	**6,314.7**	6,907.7
— €400.0 million (31 December 2004: €nil)	29(a)(ii)	**647.4**	-
		6,962.1	6,907.7

In addition to the above fixed rate assets the Group also had floating rate assets of $1,206.8 million (31 December 2004: $337.4 million) outstanding at 31 December 2005 at an average interest rate, including margin of 6.21% (31 December 2004: 6.06%).

a) (ii) Interest rates

Notional principal or contract amounts of WAT's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		**Fixed rate borrowings**		**Interest rate derivatives**		**Fixed rate borrowings**	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 05 Principal amount million**	**31 Dec 05 Average rate including margin**	**31 Dec 05 Principal amount million**	**31 Dec 05 Average rate including margin**	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin	31 Dec 04 Principal amount million	31 Dec 04 Average rate including margin
Australian Dollar ("A$") receivable								
31 December 2004	-	-	-	-	A$6,907.7	6.30%	-	-
31 December 2005	**A$6,314.7**	**6.20%**	-	-	A$6,757.7	6.30%	-	-
31 December 2006	**A$5,241.4**	**6.54%**	-	-	A$5,241.4	6.64%	-	-
31 December 2007	**A$5,041.4**	**6.54%**	-	-	A$5,041.4	6.64%	-	-
31 December 2008	**A$5,041.4**	**6.54%**	-	-	A$5,041.4	6.64%	-	-
31 December 2009	**A$5,041.4**	**6.54%**	-	-	A$5,041.4	6.64%	-	-
31 December 2010	**A$3,737.2**	**6.60%**	-	-	A$3,737.2	6.71%	-	-
31 December 2011	**A$3,237.2**	**6.60%**	-	-	A$3,237.2	6.71%	-	-
31 December 2012	**A$2,487.2**	**6.60%**	-	-	A$2,487.2	6.70%	-	-
31 December 2013	**A$1,187.2**	**6.50%**	-	-	A$1,187.2	6.58%	-	-
31 December 2014	**A$200.0**	**6.23%**	-	-	A$200.0	6.35%	-	-

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

a) (ii) Interest rates Continued

Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	Interest rate derivatives 31 Dec 05 Principal amount million	Interest rate derivatives 31 Dec 05 Average rate including margin	Fixed rate borrowings 31 Dec 05 Principal amount million	Fixed rate borrowings 31 Dec 05 Average rate including margin	Interest rate derivatives 31 Dec 04 Principal amount million	Interest rate derivatives 31 Dec 04 Average rate including margin	Fixed rate borrowings 31 Dec 04 Principal amount million	Fixed rate borrowings 31 Dec 04 Average rate including margin
€ receivable / (payable)								
31 December 2005	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
31 December 2006	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
31 December 2007	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
31 December 2008	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
31 December 2009	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
31 December 2010	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
31 December 2011	€400.0	3.58%	€(400.0)	3.58%	-	-	-	-
US Dollar ("US$") payable								
31 December 2004	-	-	-	-	US$(4,943.9)	4.15%	US$(4,971.4)	6.15%
31 December 2005	US$(5,241.8)	4.24%	US$(5,053.3)	6.14%	US$(5,248.2)	4.23%	US$(4,911.6)	6.15%
31 December 2006	US$(4,901.6)	5.81%	US$(4,712.2)	6.15%	US$(4,908.1)	5.82%	US$(4,576.4)	6.14%
31 December 2007	US$(4,999.5)	5.92%	US$(4,549.2)	6.14%	US$(5,006.0)	5.94%	US$(4,414.6)	6.13%
31 December 2008	US$(4,660.1)	5.66%	US$(4,141.4)	6.15%	US$(4,666.6)	5.72%	US$(4,007.9)	6.14%
31 December 2009	US$(4,759.4)	5.84%	US$(3,274.9)	5.97%	US$(4,765.9)	5.96%	US$(3,142.7)	5.97%
31 December 2010	US$(3,859.1)	6.11%	US$(3,044.1)	5.96%	US$(3,865.3)	6.23%	US$(2,913.2)	5.96%
31 December 2011	US$(3,099.0)	6.01%	US$(2,140.2)	5.41%	US$(3,104.9)	6.12%	US$(2,010.7)	5.36%
31 December 2012	US$(2,049.0)	5.97%	US$(1,746.8)	5.24%	US$(2,054.6)	6.11%	US$(1,618.9)	5.17%
31 December 2013	US$(1,235.0)	5.86%	US$(1,256.2)	5.25%	US$(1,240.2)	6.05%	US$(1,118.9)	5.12%
31 December 2014	US$(125.0)	5.35%	US$(143.0)	6.51%	US$(129.9)	4.96%	US$(5.7)	7.00%
31 December 2015	-	0.00%	US$(84.1)	7.62%	-	-	-	-

b) Exchange rates

i) Cross currency swaps in respect of WAT's foreign currency assets and liabilities

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 05	Weighted average exchange rate 31 Dec 04	31 Dec 05 million	Principal amount (payable)/receivable 31 Dec 05 million	31 Dec 04 million	31 Dec 04 million
US$						
Contracts to receive A$ and pay US$						
31 December 2004	-	0.7235	-	-	A$6,993.5	US$(5,060.0)
31 December 2005	0.7260	0.7235	A$6,983.3	US$(5,070.0)	A$6,993.5	US$(5,060.0)
31 December 2006	0.7260	0.7235	A$6,983.3	US$(5,070.0)	A$6,993.5	US$(5,060.0)
31 December 2007	0.7259	0.7233	A$6,771.2	US$(4,915.0)	A$6,781.4	US$(4,905.0)
31 December 2008	0.7250	0.7233	A$6,586.5	US$(4,775.0)	A$6,781.4	US$(4,905.0)
31 December 2009	0.7268	0.7251	A$5,744.1	US$(4,175.0)	A$5,743.8	US$(4,165.0)
31 December 2010	0.7224	0.7224	A$4,069.7	US$(2,940.0)	A$4,069.7	US$(2,940.0)
31 December 2011	0.7231	0.7231	A$3,581.9	US$(2,590.0)	A$3,581.9	US$(2,590.0)
31 December 2012	0.7240	0.7240	A$2,721.1	US$(1,970.0)	A$2,721.1	US$(1,970.0)
31 December 2013	0.7270	0.7270	A$1,801.8	US$(1,310.0)	A$1,801.9	US$(1,310.0)
Contracts to receive € and pay US$						
31 December 2005	1.2128	-	€400.0	US$(485.1)	-	-
31 December 2006	1.2128	-	€400.0	US$(485.1)	-	-
31 December 2007	1.2128	-	€400.0	US$(485.1)	-	-
31 December 2008	1.2128	-	€400.0	US$(485.1)	-	-
31 December 2009	1.2128	-	€400.0	US$(485.1)	-	-
31 December 2010	1.2128	-	€400.0	US$(485.1)	-	-
31 December 2011	1.2128	-	€400.0	US$(485.1)	-	-

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

b) Exchange rates Continued

ii) Forward exchange contracts to hedge WAT's foreign currency income

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate 31 Dec 05	Weighted average exchange rate 31 Dec 04	31 Dec 05 million	31 Dec 05 million	31 Dec 04 million	31 Dec 04 million
US$						
Contracts to buy A$ and sell US$						
31 December 2005	-	0.4832	-	-	A$448.5	US$(216.7)
31 December 2006	**0.4856**	0.4856	**A$372.3**	**US$(180.8)**	A$372.3	US$(180.8)
31 December 2007	**0.5300**	0.5300	**A$336.6**	**US$(178.4)**	A$336.6	US$(178.4)
31 December 2008	**0.6614**	0.6243	**A$298.4**	**US$(197.4)**	A$192.2	US$(120.0)
31 December 2009	**0.7106**	0.6932	**A$245.9**	**US$(174.7)**	A$85.4	US$(59.2)
31 December 2010	**0.7126**	-	**A$109.5**	**US$(78.0)**	-	-

iii) Foreign Currency Options to hedge WAT's balance sheet

Forward currency option contracted maturing during the year ended	Weighted average exchange rate 31 Dec 05	Weighted average exchange rate 31 Dec 04	31 Dec 05 million	31 Dec 05 million	31 Dec 04 million	31 Dec 04 million
US$						
Contracts to sell A$ and buy US$						
31 December 2006	**0.7224**	-	**A$(4,775.5)**	**US$3,450.0**	-	-
31 December 2006	**0.7944**	-	**A$(4,342.8)**	**US$3,450.0**	-	-

The foreign currency options will be exercised by the Group at maturity if the AUD/USD exchange rate is below the Bought AUD Put / USD Call exchange rate and the Sold AUD Call / USD Put will lapse. The foreign currency options will be exercised against the Group at maturity if the AUD/USD exchange rate is above the Sold AUD Call / USD Put exchange rate and the Bought AUD Put / USD Call will lapse.

c) Credit risks

In accordance with the policies determined by the Board of the Responsible Entity, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2005, the Group had 60% of its aggregate credit risk spread over three counterparties each with an S&P long term rating of AA- or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A- or higher. The aggregate credit risk in respect of derivative financial instruments is $720.0 million (31 December 2004: $1,146.5 million).

NOTE 30 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value 31 Dec 05 $million	Fair value 31 Dec 04 $million	Carrying amount 31 Dec 05 $million	Carrying amount 31 Dec 04 $million
Consolidated assets				
Cash and cash equivalents	**32.7**	158.5	**32.7**	158.5
Trade receivables[1]	**23.0**	20.2	**23.0**	20.2
Derivative assets	**505.0**	978.8	**505.0**	978.8
Receivables[1]	**600.8**	423.3	**600.8**	423.3
Consolidated liabilities				
Payables[1]	**394.1**	502.9	**394.1**	502.9
Interest bearing liabilities				
— Fixed rate debt	**6,986.7**	5,989.6	**6,834.4**	5,671.0
— Floating rate debt	**991.2**	718.1	**991.2**	718.1
Other financial liabilities	**3,166.5**	302.8	**3,166.5**	302.8
Derivative liabilities	**186.0**	647.2	**186.0**	483.4
Parent Entity assets				
Cash and cash equivalents	**0.7**	15.7	**0.7**	15.7
Derivative assets	**609.8**	984.1	**609.8**	978.8
Parent Entity liabilities				
Payables[1]	**26.2**	91.7	**26.2**	91.7
Derivative liabilities	**45.9**	483.4	**45.9**	483.4

[1] These financial assets and liabilities are not subject to interest rate risk.
[2] The net fair value of equity accounted financial assets and liabilities exceeded the carrying value amount by $11.5 million (31 December 2004: $34.6 million).

	Consolidated	
	31 Dec 05 'million	31 Dec 04 'million

NOTE 31 UNHEDGED FOREIGN CURRENCY NET ASSETS

	31 Dec 05 'million	31 Dec 04 'million
US$ denominated net assets before deferred tax	**US$458.9**	US$339.8
US$ deferred tax	**US$(957.4)**	US$(690.7)
US$ denominated net assets	**US$(498.5)**	US$(350.9)

The foreign currency denominated net assets set out above have been determined after taking into account the cross currency swap principal amounts in Note 29(b)(i).

NOTE 32 AUDITORS' REMUNERATION

	Consolidated 31 Dec 05 $000	Consolidated 31 Dec 04 $000
Amounts received or due and receivable by the auditors of the Parent Entity for:		
— Audit or review of the financial reports	**336**	421
— Assurance and compliance services	**16**	15
— Technical accounting advice and services	**-**	153
— Independent Accountants Report relating to Merger	**-**	1,456
— Independent Accountants Report relating to section 144A bond issue	**-**	337
— Other services	**-**	43
	352	2,425
Amounts received or due and receivable by affiliates of the auditors of the Parent Entity for:		
— Audit or review of the financial reports	**1,212**	1,273
— Assurance and compliance services	**315**	281
— Taxation advice and compliance	**192**	302
— Other services	**17**	404
	1,736	2,260
	2,088	4,685

NOTE 33 RELATED PARTY TRANSACTIONS

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this note unless disclosed elsewhere in this financial report.

The Group forms part of the Westfield Group and the related party disclosures for the Westfield Group have the same applicability to it. As such while the related party disclosures below make reference to the Westfield Group, they also relate to the Group.

a) Nature of relationship with related parties

i) Group

Key Management Personnel of the entity
Details of Key Management Personnel are disclosed in note 35.

Other Related Parties
LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Westfield Group. This is due to LFG being under the control or significant influence of certain Directors of the Westfield Group, being Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

The Lowy Institute is considered to be a related party of the Westfield Group. This is due to this entity being under the control or significant influence of certain Directors of the Westfield Group, being Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

ii) Parent Entity

Subsidiaries
Details of Parent Entity interests in subsidiaries are disclosed in note 34.

Key Management Personnel of the entity
Details of Key Management Personnel are disclosed in note 35.

Other Related Parties
The related parties noted under the Group description above are also related parties of the Parent Entity.

NOTE 33 RELATED PARTY TRANSACTIONS CONTINUED

b) Transactions and their terms and conditions with related parties

Transactions with Key Management Personnel of the entity
Remuneration of Key Management Personnel is disclosed in note 35.

The Westfield Group owns aircraft for business use by its executives. During the period LFG, Peter Lowy, David Lowy and Steven Lowy hired the aircraft (when the aircraft was not required for business use) and were charged for such usage by the Westfield Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and the Directors totalled $1,081,239 (2004: $262,080) during the period, and were payable on seven day terms.

Other Related Parties
The Westfield Group and LFG have entered into arrangements during the period regarding the Westfield Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are:

— The Westfield Group entered into arrangements during the period regarding the use of aircraft owned by LFG. The charge for this aircraft was on normal arm's length rates. During the period the Westfield Group incurred costs amounting to $972,352 (2004: $Nil) in relation to the charter of the aircraft. Amounts charged are payable on seven day terms.

— The Westfield Group entered into an aircraft operation, maintenance and crew sharing agreement during the period with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance landing, engineering, insurance and aircrew services. During the period the Westfield Group charged LFG $159,564 (2004: $Nil) in relation to the provision of aircrew and maintenance services to LFG. Also during the period, the Westfield Group was charged $76,426 (2004: $Nil) for use of aircraft crew employed by LFG. Amounts charged are payable on seven day terms.

During the period the Westfield Group sold an aircraft to LFG for $28.2 million. Included in the operating result of the Westfield Group for the period is a net profit of $1.6 million relating to this sale. The sale was conducted via a formal process, which was overseen by Independent Director John B Studdy, Chairman of the Compliance Sub-Committee. The sale process was undertaken by Bombardier Aerospace Corporation, an independent broker and expert in the sale of such aircraft. As LFG made an offer that was superior to any offer made by a third party (both as to price and other terms), the sale of the aircraft was transacted with LFG.

LFG currently subleases premises from the Westfield Group. During the period $350,776 (2004: $148,262) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Westfield Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

During the period the Westfield Group provided design and construction administrative services to The Lowy Institute for which it charged $15,959 (2004: $Nil), which was based on arm's length rates. Amounts charged are payable on seven day terms.

At year end the following amounts were recorded in the Westfield Group balance sheet as receivable with the following related parties:

Nature	Type	2005	2004
Owing from LFG	Current receivable	$36,653	$7,556

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period. This above amount has since been paid.

The Responsible Entity, a subsidiary of WHL, is considered to be a related party of the Group.

WAT, WT and WHL transacted on normal commercial terms as stapled entities with respect to the following:

a) Property management fee
b) Advisory fees and Responsible Entity management fees
c) Reimbursement of expenses
d) Construction contract payments
e) Loans and financial derivatives

The Property management fee for the year ended 31 December 2005 was $48.3 million (31 December 2004: $48.5 million) of which $4.7 million was payable at 31 December 2005 (31 December 2004: $4.1 million).

The Advisory fee for the year ended 31 December 2005 was $10.9 million (31 December 2004: $20.3 million) of which $3.0 million was payable at 31 December 2005 (31 December 2004 : $nil).

The Responsible Entity management fee for the year ended 31 December 2005 was $2.8 million (31 December 2004: $1.3 million) of which $2.8 million (31 December 2004: $1.3 million) was payable at 31 December 2005.

Reimbursement of expenses to associates of the Responsible Entity were $92.8 million (31 December 2004: $83.3 million) for the year ended 31 December 2005 of which no amounts were payable at 31 December 2005 and 31 December 2004.

During the financial year, the Group paid $458.2 million (31 December 2004: $433.4 million) to the WHL Group in respect of expansion and redevelopment costs.

NOTE 33 RELATED PARTY TRANSACTIONS CONTINUED

b) Transactions and their terms and conditions with related parties Continued

Development Agreements

WEA and Westfield Corporation, Inc. entered into Development and Construction Agreements on 30 June 2005 for Westfield Shoppingtown Sarasota and Westfield Shoppingtown Southlake, on 29 August 2005 for Westfield Shoppingtown Brandon and Westfield Shoppingtown Capital, on 4 November 2005 for Westfield Shoppingtown Southpark and on 29 December 2005 for Westfield Shoppingtown Garden State Plaza.

Cross currency swaps with WT

WAT and WT entered into cross currency swaps on 3 November 2004. The terms, interest and principals amounts are as follows:

i) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$80.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$107.4 million. The maturity date of this instrument is 2 November 2007;

ii) WAT pays to WT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commerical fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010.

iii) WAT pays to WT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commerical fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

On 18 January 2005, WAT and WT entered into two additional cross currency swaps. The terms, interest and principals amounts are as follows:

i) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$140.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$184.7 million. The maturity date of this instrument is 5 February 2008.

ii) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$210.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$277.0 million. The maturity date of this instrument is 5 February 2010.

Interest rate swap with WT

WAT and WT entered into an A$ interest rate swap on 13 December 2004 for the value of $200 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a delayed start date of July 2006 and continues until February 2015.

Loan to WHL

During the year, WAT loaned $269.1 million (31 December 2004: $249.0 million) to WHL of which $nil (31 December 2004: $249.0 million) was receivable from WHL as at 31 December 2005. Interest accrues on this loan on a quarterly basis based on a floating rate.

Loan to WT

During the year, WAT loaned $753.4 million (31 December 2004: $nil) to WT of which $535.3 million (31 December 2004: $nil) was receivable from WT as at 31 December 2005. Interest accrues on this loan on a quarterly basis based on a floating rate.

NOTE 34 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES

Name of entity	Note	2005 Interest Economic[1][2] %	2005 Interest Consolidated %	2004 Interest Economic[1] %	2004 Interest Consolidated %
Parent Entity					
Westfield America Trust	a d				
Consolidated Controlled Entities					
Westfield America, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America G.P., Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America GP LLC	b d e	100.0	100.0	80.2	100.0
Westfield America M.S., Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America of Meriden Square, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America of Annapolis, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America of Bonita, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America of Missouri, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America of Vancouver, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield America of West Covina, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield WRI, Inc.	b d e	100.0	100.0	80.2	100.0
WEA Belden LLC	b d e	100.0	100.0	80.2	100.0
WEA Brandon I GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Brandon II GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Century City GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Chesterfield LLC	b d e	100.0	100.0	80.2	100.0
WEA Chicago Ridge, LLC	b d e	100.0	100.0	–	–
WEA Citrus GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Countryside GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Crestwood Plaza LLC	b d e	100.0	100.0	80.2	100.0
WEA CT Houses LLC	b d e	100.0	100.0	80.2	100.0
WEA Eastridge GP, LLC	b d e	100.0	100.0	–	–
WEA Fox Valley GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Galleria GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Garden State Plaza GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Gateway LLC	b d e	100.0	100.0	80.2	100.0
WEA Great Northern GP II, LLC	b d e	100.0	100.0	80.2	100.0
WEA Great Northern GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Great Northern Mall, LLC	b d e	100.0	100.0	80.2	100.0
WEA GSP, Inc.	b d e	100.0	100.0	80.2	100.0
WEA Hawthorn Shopping Center GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Hawthorn Theatre MM, LLC	b d e	100.0	100.0	80.2	100.0
WEA MainPlace GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Meriden Square LLC	b d e	100.0	100.0	80.2	100.0
WEA Meriden Square No.2 LLC	b d e	100.0	100.0	80.2	100.0
WEA Meriden Square No.3 LLC	b d e	100.0	100.0	80.2	100.0
WEA Meriden Square, Inc.	b d e	100.0	100.0	80.2	100.0
WEA Midway LLC	b d e	100.0	100.0	80.2	100.0
WEA North Bridge LLC	b d e	100.0	100.0	80.2	100.0
WEA North County Fair LLC	b d e	100.0	100.0	80.2	100.0
WEA NY, Inc.	b d e	100.0	100.0	80.2	100.0
WEA NY II, Inc.	b d e	100.0	100.0	80.2	100.0
WEA NY Houses LLC	b d e	100.0	100.0	80.2	100.0
WEA Old Orchard GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Richland LLC	b d e	100.0	100.0	80.2	100.0
WEA San Francisco GP, LLC	b d e	100.0	100.0	80.2	100.0
WEA Solano BB, LLC	b d e	100.0	100.0	–	–
WEA Southcenter LLC	b d e	100.0	100.0	80.2	100.0
WEA Southlake LLC	b d e	100.0	100.0	80.2	100.0
WEA Southpark LLC	b d e	100.0	100.0	80.2	100.0
Annapolis Land LLC	b d e	100.0	100.0	80.2	100.0
Annapolis Mall LLC	b d e	100.0	100.0	80.2	100.0
Annapolis Manager LLC	b d e	100.0	100.0	80.2	100.0
Annapolis Holdings LLC	b d e	100.0	100.0	80.2	100.0
Annapolis Parcel LLC	b d e	100.0	100.0	80.2	100.0
Annapolis Shoppingtown LLC	b d e	100.0	100.0	80.2	100.0
Arch Real Estate LLC	b d e	100.0	100.0	80.2	100.0
Brandon Land Partners, Ltd.	b d e	100.0	100.0	80.2	100.0
Brandon Shopping Center Partners, Ltd.	b d e	100.0	100.0	80.2	100.0
Capital Mall Holdings LLC	b d e	100.0	100.0	80.2	100.0
Capital Mall Land LLC	b d e	100.0	100.0	80.2	100.0
Capital Mall GP, LLC	b d e	100.0	100.0	80.2	100.0

NOTE 34 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	Note	2005 Interest Economic[1][2] %	2005 Interest Consolidated %	2004 Interest Economic[1] %	2004 Interest Consolidated %
Consolidated Controlled Entities					
Capital Shopping Center LLC	b d e	100.0	100.0	80.2	100.0
Century City Mall, LLC	b d e	100.0	100.0	80.2	100.0
Century City Mall Partners, LLC	b d e	100.0	100.0	80.2	100.0
CC Building GP LLC	b d e	100.0	100.0	80.2	100.0
Chesterfield Parcel LLC	b d e	100.0	100.0	80.2	100.0
CMF, Inc.	b d e	100.0	100.0	80.2	100.0
Connecticut Post Mall LLC	b d e	100.0	100.0	80.2	100.0
Connecticut Post Mall No.2 LLC	b d e	100.0	100.0	80.2	100.0
Crestwood Holdings LLC	b d e	100.0	100.0	80.2	100.0
Crestwood Plaza MM, LLC	b d e	100.0	100.0	80.2	100.0
Downtown Plaza LLC	b d e	100.0	100.0	80.2	100.0
Downtown Plaza Holdings LLC	b d e	100.0	100.0	80.2	100.0
Eagle Rock Plaza LLC	b d e	100.0	100.0	80.2	100.0
Eagle Rock Holdings LLC	b d e	100.0	100.0	80.2	100.0
Eagle Rock Manager LLC	b d e	100.0	100.0	80.2	100.0
Eagle Rock Properties, Inc.	b d e	100.0	100.0	80.2	100.0
Eastland Holdings LLC	b d e	100.0	100.0	80.2	100.0
Eastland Manager LLC	b d e	100.0	100.0	80.2	100.0
Enfield Holdings LLC	b d e	100.0	100.0	80.2	100.0
Enfield Holdings II LLC	b d e	100.0	100.0	80.2	100.0
Enfield Land LLC	b d e	100.0	100.0	80.2	100.0
Enfield Square, Inc.	b d e	100.0	100.0	80.2	100.0
Enfield Square LLC	b d e	100.0	100.0	80.2	100.0
Fashion Square, LLC	b d e	100.0	100.0	80.2	100.0
FH Financing LLC	b d e	100.0	100.0	80.2	100.0
Fox Hills Holdings II LLC	b d e	100.0	100.0	80.2	100.0
Fox Hills Mall, Inc.	b d e	100.0	100.0	80.2	100.0
Fox Valley Mall LLC	b d e	100.0	100.0	80.2	100.0
Franklin Park Parcel LLC	b d e	100.0	100.0	80.2	100.0
Growth Head GP, LLC	b d e	100.0	100.0	80.2	100.0
GSP Holdings LLC	b d e	100.0	100.0	80.2	100.0
Hawthorn Theatre LLC	b d e	100.0	100.0	80.2	100.0
Horton Plaza, Inc.	b d e	100.0	100.0	80.2	100.0
Horton Plaza Holdings II LLC	b d e	100.0	100.0	80.2	100.0
Horton Land LLC	b d e	100.0	100.0	80.2	100.0
Independence Mall Holdings LLC	b d e	100.0	100.0	80.2	100.0
Louis Joliet Holdings LLC	b d e	100.0	100.0	80.2	100.0
MainPlace Shoppingtown LLC	b d e	100.0	100.0	80.2	100.0
Meriden Holdings LLC	b d e	100.0	100.0	80.2	100.0
Meriden Square #1 LLC	b d e	100.0	100.0	80.2	100.0
Meriden Square #2 LLC	b d e	100.0	100.0	80.2	100.0
Meriden Square #3 LLC	b d e	100.0	100.0	80.2	100.0
Mid Rivers Holdings LLC	b d e	100.0	100.0	80.2	100.0
Mid Rivers Land Holdings LLC	b d e	100.0	100.0	80.2	100.0
Mid Rivers MM, LLC	b d e	100.0	100.0	80.2	100.0
Mid Rivers Land, Inc.	b d e	100.0	100.0	80.2	100.0
Mid Rivers Land LLC	b d e	100.0	100.0	80.2	100.0
Mid Rivers Land LLC II	b d e	100.0	100.0	80.2	100.0
Mid Rivers Mall LLC	b d e	100.0	100.0	80.2	100.0
Mid Rivers Office Development I, Inc.	b d e	100.0	100.0	80.2	100.0
Mission Valley Center LLC	b d e	100.0	100.0	80.2	100.0
Mission Valley Manager LLC	b d e	100.0	100.0	80.2	100.0
Mission Valley Finance Corporation	b d e	100.0	100.0	80.2	100.0
Montgomery Mall Properties, Inc.	b d e	100.0	100.0	80.2	100.0
Northwest Mall Holdings LLC	b d e	100.0	100.0	80.2	100.0
Northwest Plaza MM, LLC	b d e	100.0	100.0	80.2	100.0
Northwest Plaza LLC	b d e	100.0	100.0	80.2	100.0
Oakridge Mall, Inc.	b d e	100.0	100.0	80.2	100.0
Parkway Plaza Holdings II LLC	b d e	100.0	100.0	80.2	100.0
Parkway Plaza, Inc.	b d e	100.0	100.0	80.2	100.0
Plaza Bonita II LLC	b d e	100.0	100.0	80.2	100.0
Plaza Bonita Inc.	b d e	100.0	100.0	80.2	100.0
Plaza Bonita Holdings II LLC	b d e	100.0	100.0	80.2	100.0
Plaza Camino Real LLC	b d e	100.0	100.0	80.2	100.0

NOTE 34 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

		2005 Interest		2004 Interest	
Name of entity	Note	Economic[1][2] %	Consolidated %	Economic[1] %	Consolidated %
Consolidated Controlled Entities					
Plaza West Covina, Inc.	b d e	100.0	100.0	80.2	100.0
Residential Real Estate I LLC	b d e	100.0	100.0	80.2	100.0
Residential Rental and Investments, Inc.	b d e	100.0	100.0	80.2	100.0
Roseville Shoppingtown LLC	b d e	100.0	100.0	80.2	100.0
Santa Anita GP LLC	b d e	100.0	100.0	80.2	100.0
Sarasota Shoppingtown LLC	b d e	100.0	100.0	80.2	100.0
Sargent Drive Acquisition LLC	b d e	100.0	100.0	80.2	100.0
Sargent Drive Holding LLC	b d e	100.0	100.0	80.2	100.0
South County Holdings LLC	b d e	100.0	100.0	80.2	100.0
South County Shoppingtown LLC	b d e	100.0	100.0	80.2	100.0
South County Center LLC	b d e	100.0	100.0	80.2	100.0
South County Post Office LLC	b d e	100.0	100.0	80.2	100.0
South County Properties, Inc.	b d e	100.0	100.0	80.2	100.0
Southgate Plaza LLC	b d e	100.0	100.0	80.2	100.0
South Shore Mall Holdings LLC	b d e	100.0	100.0	80.2	100.0
South Shore Mall LLC	b d e	100.0	100.0	80.2	100.0
South Shore Manager LLC	b d e	100.0	100.0	80.2	100.0
SSM Land LLC	b d e	100.0	100.0	80.2	100.0
St. Louis Assets, LLC	b d e	100.0	100.0	–	–
Sunrise Mall LLC	b d e	100.0	100.0	–	–
Topanga Center, Inc.	b d e	100.0	100.0	80.2	100.0
Topanga Plaza Owner LLC	b d e	100.0	100.0	80.2	100.0
Trumbull Mall LLC	b d e	100.0	100.0	80.2	100.0
Trumbull Shopping Center # 1 LLC	b d e	100.0	100.0	80.2	100.0
Trumbull Shopping Center # 2 LLC	b d e	100.0	100.0	80.2	100.0
Trumbull Department Stores, Inc.	b d e	100.0	100.0	80.2	100.0
UC Century Genpar, LLC	b d e	100.0	100.0	80.2	100.0
Urban Roseville LLC	b d e	100.0	100.0	80.2	100.0
Vancouver Holdings LLC	b d e	100.0	100.0	80.2	100.0
Vancouver Mall LLC	b d e	100.0	100.0	80.2	100.0
Vancouver Mall II LLC	b d e	100.0	100.0	80.2	100.0
WAP HC, Inc.	b d e	100.0	100.0	80.2	100.0
WEA VTC LP, LLC	b d e	100.0	100.0	–	–
WEA VTC GP, LLC	b d e	100.0	100.0	–	–
West County Holdings LLC	b d e	100.0	100.0	80.2	100.0
West County Shoppingtown LLC	b d e	100.0	100.0	80.2	100.0
West County Center LLC	b d e	100.0	100.0	80.2	100.0
West Covina Holdings II LLC	b d e	100.0	100.0	80.2	100.0
West Park Mall, Inc.	b d e	100.0	100.0	80.2	100.0
West Park Mall LLC	b d e	100.0	100.0	80.2	100.0
West Park GP, LLC	b d e	100.0	100.0	80.2	100.0
West Valley Development LLC	b d e	100.0	100.0	80.2	100.0
Agoura Hills Acquisition LLC	b d e	100.0	100.0	80.2	100.0
Westfield Beneficiary 1, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield Beneficiary 2, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield Branding LLC	b d e	100.0	100.0	80.2	100.0
Westfield Centers LLC	b d e	100.0	100.0	80.2	100.0
Westfield Century City TRS, Inc.	b d e	75.0	100.0	60.2	100.0
Westfield Emporium LLC	b d e	100.0	100.0	80.2	100.0
Westfield Franklin Park Mall, LLC	b d e	100.0	100.0	80.2	100.0
Westfield Franklin Park II, LLC	b d e	100.0	100.0	80.2	100.0
Westfield Franklin Park Mezz II LLC	b d e	100.0	100.0	–	–
Westfield Garden State LLC	b d e	100.0	100.0	80.2	100.0
Westfield Independence LLC	b d e	100.0	100.0	80.2	100.0
Westfield Louis Joliet, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield Management, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield MerchantWired, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield Mission Valley Corporation	b d e	100.0	100.0	80.2	100.0
Westfield North Bridge Inc.	b d e	100.0	100.0	80.2	100.0
Westfield San Francisco LLC	b d e	100.0	100.0	80.2	100.0
Westfield San Francisco TRS, Inc.	b d e	75.0	100.0	60.2	100.0
Westfield Subsidiary REIT 1, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield Subsidiary REIT 2, Inc.	b d e	100.0	100.0	80.2	100.0
Westfield Urban Preferred LLC	b d e	100.0	100.0	80.2	100.0

NOTE 34 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	Note	2005 Interest Economic[1][2] %	2005 Interest Consolidated %	2004 Interest Economic[1] %	2004 Interest Consolidated %
Consolidated Controlled Entities					
Westfield Urban TRS, Inc.	b d e	75.0	100.0	60.2	100.0
Westfield WTC Holding LLC	b d e	100.0	100.0	80.2	100.0
Westland Milford Properties, Inc.	b d e	100.0	100.0	80.2	100.0
Westland Partners, Inc.	b d e	100.0	100.0	80.2	100.0
Westland Properties, Inc.	b d e	100.0	100.0	80.2	100.0
Westland Town Center LLC	b d e	100.0	100.0	80.2	100.0
Wheaton Plaza No.1 LLC	b d e	100.0	100.0	80.2	100.0
WPI Meriden Square, Inc.	b d e	100.0	100.0	80.2	100.0
Annapolis Mall Limited Partnership	c d e	100.0	100.0	80.2	100.0
Bellweather Properties of Florida (Limited)	c d e	100.0	100.0	80.2	100.0
Capital Mall Company	c d e	100.0	100.0	80.2	100.0
CC Building L.P.	c d e	100.0	100.0	80.2	100.0
Citrus Park Venture Limited Partnership	c d e	100.0	100.0	80.2	100.0
Eastland Shopping Center L.P.	c d e	100.0	100.0	80.2	100.0
EWH Escondido Associates L.P.	c d e	100.0	100.0	80.2	100.0
Fox Hills Holdings I LP	c d e	100.0	100.0	80.2	100.0
Fox Hills Mall L.P.	c d e	100.0	100.0	80.2	100.0
Great Northern Partnership	c d e	100.0	100.0	80.2	100.0
Hawthorn, L.P	c d e	100.0	100.0	80.2	100.0
Head Acquisition, L.P.	c d e	100.0	100.0	80.2	100.0
Horton Plaza Holdings I LP	c d e	100.0	100.0	80.2	100.0
Horton Plaza L.P.	c d e	100.0	100.0	80.2	100.0
Louis Joliet Shoppingtown LP	c d e	100.0	100.0	80.2	100.0
Meriden Square Partnership	c d e	100.0	100.0	80.2	100.0
North County Fair L.P.	c d e	100.0	100.0	80.2	100.0
Oakridge Mall L.P.	c d e	100.0	100.0	80.2	100.0
Old Orchard Urban Limited Partnership	c d e	100.0	100.0	80.2	100.0
Parkway Plaza L.P.	c d e	100.0	100.0	80.2	100.0
Parkway Plaza Holdings I L.P.	c d e	100.0	100.0	80.2	100.0
PCRGP L.P.	c d e	100.0	100.0	80.2	100.0
Plaza Bonita Holdings I LP	c d e	100.0	100.0	80.2	100.0
Plaza Bonita L.P.	c d e	100.0	100.0	80.2	100.0
Plaza Bonita II LP	c d e	100.0	100.0	80.2	100.0
Plaza West Covina L.P.	c d e	100.0	100.0	80.2	100.0
Promenade L.P.	c d e	100.0	100.0	80.2	100.0
Santa Anita Fashion Park L.P.	c d e	100.0	100.0	80.2	100.0
Santa Ana Venture	c d e	100.0	100.0	80.2	100.0
S.F. Shopping Centre Associates, L.P.	c d e	100.0	100.0	80.2	100.0
Solano Mall L.P.	c d e	100.0	100.0	80.2	100.0
The Connecticut Post Limited Partnership	c d e	100.0	100.0	80.2	100.0
Westfield Head LP	c d e	100.0	100.0	80.2	100.0
Topanga Plaza L.P.	c d e	100.0	100.0	80.2	100.0
Urban Shopping Centers, L.P.	c d e	100.0	100.0	80.2	100.0
Vancouver Mall II Limited Partnership	c d e	100.0	100.0	80.2	100.0
WEA Eastridge LP	c d e	100.0	100.0	80.2	100.0
WEA Palm Desert L.P.	c d e	100.0	100.0	80.2	100.0
WEA Valley Fair L.P.	c d e	100.0	100.0	80.2	100.0
WEA Valley Fair UTC L.P.	c d e	100.0	100.0	80.2	100.0
Westfield America Investor L.P.	c d e	100.0	100.0	80.2	100.0
Westfield America Limited Partnership	c d e	100.0	100.0	80.2	100.0
Westfield Growth L.P.	c d e	100.0	100.0	80.2	100.0
Westfield Growth II L.P.	c d e	100.0	100.0	80.2	100.0
Westfield Sacramento Acquisition Associates L.P.	c d e	100.0	100.0	80.2	100.0
Westfield SF L.P.	c d e	100.0	100.0	80.2	100.0
Westfield Topanga Owner L.P.	c d e	100.0	100.0	80.2	100.0
West Covina Holdings I LP	c d e	100.0	100.0	80.2	100.0
West Park Partners L.P.	c d e	100.0	100.0	80.2	100.0
West Valley L.P.	c d e	100.0	100.0	80.2	100.0
West Valley Partnership	c d e	100.0	100.0	80.2	100.0
Westland Shopping Center L.P.	c d e	100.0	100.0	80.2	100.0
Westland South Shore Mall L.P.	c d e	100.0	100.0	80.2	100.0
Wheaton Plaza Regional Shopping Center L.L.P.	c d e	100.0	100.0	80.2	100.0
Anita Associates	c d e	100.0	100.0	72.0	100.0
Hahn UPI	c d e	100.0	100.0	63.7	100.0

NOTE 34 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

		2005 Interest		2004 Interest	
Name of entity	Note	Economic[1][2] %	Consolidated %	Economic[1] %	Consolidated %
Consolidated Controlled Entities					
Independence Mall Associates L.P.	c d e	**100.0**	**100.0**	62.2	100.0
Independence Service, Inc.	b d e	**75.0**	**100.0**	46.6	100.0
Independence Shoppingtown LLC	b d e	**100.0**	**100.0**	62.2	100.0
Mission Valley Partnership	c d e	**100.0**	**100.0**	60.8	100.0
Mission Valley Service, Inc.	b d e	**75.0**	**100.0**	45.6	100.0
Santa Anita Service, Inc.	b d e	**75.0**	**100.0**	54.0	100.0
UPI Associates	c d e	**100.0**	**100.0**	14.0	100.0
WALP Service, Inc.	b d e	**75.0**	**100.0**	60.2	100.0
Westfield Independence Mall Limited Partnership	c d e	**100.0**	**100.0**	80.2	100.0
WFA Finance (Aust) Pty Limited	f	**100.0**	**100.0**	100.0	100.0
WEA Finance LLC	b	**100.0**	**100.0**	80.2	100.0
1801 Avenue of the Stars LP	c d e	**100.0**	**100.0**	80.2	100.0
Avenue of the Stars GP Inc	b d e	**100.0**	**100.0**	80.2	100.0

		2005 Interest		2004 Interest	
Name of entity	Note	Economic[1][2] %	Equity Accounted %	Economic[1] %	Equity Accounted %
Equity Accounted Joint Venture Entities					
Abbey Acquisition, LLC	b d e	43.3	43.3	34.7	43.3
DTA Holding LLC	b d e	43.3	43.3	34.7	43.3
Emporium Development LLC	b d e	50.0	50.0	40.1	50.0
Fashion Square Service TRS, Inc	b d e	37.5	37.5	30.1	37.5
GSP Service TRS, Inc	b d e	37.5	37.5	30.1	37.5
Horton Plaza Venture LLC	b d e	50.0	50.0	–	–
Mid Rivers Limited Partnership	c d e	33.3	33.3	26.7	33.3
Montgomery Mall LLC	b d e	50.0	50.0	40.1	50.0
Montgomery Mall Borrower LLC	b d e	50.0	50.0	40.1	50.0
Montgomery Mall Condo LLC	b d e	50.0	50.0	40.1	50.0
Montgomery Mall of Maryland LLC	b d e	50.0	50.0	40.1	50.0
Montgomery Service, Inc.	b d e	37.5	37.5	30.1	37.5
Northbridge Retail Company L.L.C	b d e	33.3	33.3	26.7	33.3
North Bridge Service TRS, Inc	b d e	25.0	25.0	20.1	25.0
Plaza Camino Real LP	c d e	40.0	40.0	32.1	40.0
Plaza Camino Service, Inc.	b d e	30.0	30.0	24.1	30.0
RN 124/125 Company, L.L.C	b d e	33.3	33.3	26.7	33.3
RN 540 Hotel Company L.L.C	b d e	33.3	33.3	26.7	33.3
RN 120 Company, L.L.C	b d e	33.3	33.3	26.7	33.3
RN 116 Company, L.L.C	b d e	33.3	33.3	26.7	33.3
Sherman Oaks Fashion Associates, LP	c d e	50.0	50.0	40.1	50.0
Tri-Party Non-856 Assets LLC	b d e	43.3	43.3	34.7	43.3
Tri-Party Miscellaneous, LLC	b d e	43.3	43.3	34.7	43.3
University Towne Center LLC	b d e	50.0	50.0	40.1	50.0
Valencia Town Center Associates, LP	c d e	50.0	50.0	20.1	25.0
Valencia Town Center Venture, L.P.	c d e	50.0	50.0	–	–
Valencia Town Center Venture, G.P., LLC	b d e	50.0	50.0	–	–
V F Mall LLC	b d e	50.0	50.0	40.1	50.0
Valley Fair UTC LLC	b d e	50.0	50.0	40.1	50.0
VF/UTC Service, Inc.	b d e	37.5	37.5	30.1	37.5
Westland Garden State Plaza Limited Partnership	c d e	50.0	50.0	40.1	50.0
Westfield Paramus 1, Inc.	b d e	50.0	50.0	40.1	50.0
Westfield Paramus 2, Inc.	b d e	50.0	50.0	40.1	50.0
Westfield Paramus Holdings LLC 1	b d e	50.0	50.0	40.1	50.0
Westfield Paramus Holdings LLC 2	b d e	50.0	50.0	40.1	50.0
Westfield Paramus Holdings LLC 3	b d e	50.0	50.0	–	–
Westfield Valencia TRS, Inc.	b d e	37.5	37.5	–	–

Notes

a) Trust.
b) Limited Liability Company or Corporation formed in the United States
c) Partnership - formed in the United States.
d) Principal activity - property investment.
e) Business entity audited by affiliates of the auditors of the Parent Entity.
f) Proprietary company incorporated in Australia. Company was incorporated on 21 April 2004.

[1] Economic interest in underlying controlled and equity accounted entities reflects WAT's economic ownership interest as determined under Australian Accounting Standards.
[2] The change in economic interest percentage between 2005 and 2004 is due to the application of AASB 132 and 139 effective 1 January 2005.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL

WAT forms part of the Westfield Group and its Key Management Personnel are paid by related entities within the Westfield Group.

	Short Term Benefits				Post Employment	Share Based		Total
	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits [2] $	Other post employment benefits $	Cash settled share based payment transactions [1] $	Options and rights $	$
Remuneration of Key Management Personnel								
F P Lowy, AC Executive Chairman [3]								
31 December 2005	**8,000,000**	**4,500,000**	**664,667**	**44,159**	**81,000**	**-**	**-**	**13,289,826**
31 December 2004	4,247,641	8,357,000	674,352	(20,045)	89,818	-	-	13,348,766
F G Hilmer, AO Deputy Chairman								
31 December 2005	**228,000**	**-**	**-**	**-**	**-**	**-**	**-**	**228,000**
31 December 2004	114,000	-	-	-	-	-	-	114,000
D H Lowy, AM Deputy Chairman								
31 December 2005	**204,000**	**-**	**-**	**-**	**-**	**-**	**-**	**204,000**
31 December 2004	102,000	-	-	-	-	-	-	102,000
R L Furman Non Executive Director								
31 December 2005	**162,000**	**-**	**-**	**-**	**-**	**-**	**-**	**162,000**
31 December 2004	108,045	-	-	-	-	-	-	108,045
D M Gonski, AO Non Executive Director								
31 December 2005	**188,000**	**-**	**-**	**-**	**-**	**-**	**-**	**188,000**
31 December 2004	94,000	-	-	-	-	-	-	94,000
S P Johns Non Executive Director								
31 December 2005	**608,000**	**-**	**-**	**-**	**-**	**-**	**-**	**608,000**
31 December 2004	588,247	50,000	-	-	40,288	-	131,126	809,661
P S Lowy Group Managing Director								
31 December 2005	**1,924,751**	**2,500,000**	**43,237**	**(98,071)**	**-**	**968,308**	**-**	**5,338,225**
31 December 2004	1,503,841	2,754,140	116,318	-	-	-	327,815	4,702,114
S M Lowy Group Managing Director								
31 December 2005	**1,500,000**	**2,500,000**	**-**	**(21,277)**	**-**	**968,308**	**-**	**4,947,031**
31 December 2004	1,175,000	2,825,000	-	330,477	-	-	327,815	4,658,292
J B Studdy, AM Non Executive Director								
31 December 2005	**170,000**	**-**	**-**	**-**	**-**	**-**	**-**	**170,000**
31 December 2004	125,450	-	-	-	3,638	-	-	129,088
F T Vincent Non Executive Director								
31 December 2005	**150,000**	**-**	**-**	**-**	**-**	**-**	**-**	**150,000**
31 December 2004	102,045	-	-	-	-	-	-	102,045
G H Weiss Non Executive Director								
31 December 2005	**168,000**	**-**	**-**	**-**	**-**	**-**	**-**	**168,000**
31 December 2004	102,350	-	-	-	1,650	-	-	104,000
D R Wills, AO Non Executive Director								
31 December 2005	**156,000**	**-**	**-**	**-**	**-**	**-**	**-**	**156,000**
31 December 2004	78,000	-	-	-	-	-	-	78,000
C M Zampatti, AM Non Executive Director								
31 December 2005	**156,000**	**-**	**-**	**-**	**-**	**-**	**-**	**156,000**
31 December 2004	78,000	-	-	-	-	-	-	78,000

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

	Short Term Benefits				Post Employment	Share Based		Total
	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits[2] $	Other post employment benefits $	Cash settled share based payment transactions[1] $	Options and rights $	$
Remuneration of Key Management Personnel Continued								
J R Broadbent Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	44,200	–	–	–	3,976	–	–	48,176
H Huizinga Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	40,450	–	–	–	3,638	–	–	44,088
R C Mansfield, AO Non Executive Director resigned 13 July 2004								
31 December 2005	–	–	–	–	–	–	–	–
31 December 2004	36,700	–	–	–	3,300	–	–	40,000
Subtotal Directors								
31 December 2005	**13,614,751**	**9,500,000**	**707,904**	**(75,189)**	**81,000**	**1,936,616**	**–**	**25,765,082**
31 December 2004	8,539,969	13,986,140	790,670	310,432	146,308	–	786,756	24,560,275
P Allen Group Chief Financial Officer[4]								
31 December 2005	**850,000**	**700,000**	**100,509**	**82,820**	**–**	**416,667**	**–**	**2,149,996**
31 December 2004	790,854	715,854	247,056	794,530	10,977	38,889	1,316,551	3,914,710
R Green Vice Chairman – Operations, United States[5]								
31 December 2005	**1,311,992**	**1,967,987**	**69,394**	**–**	**–**	**–**	**–**	**3,349,373**
31 December 2004	1,384,157	1,988,528	37,440	–	–	–	–	3,410,125
K Wong Managing Director, United States[6]								
31 December 2005	**918,394**	**918,394**	**153,444**	**924**	**–**	**341,717**	**–**	**2,332,873**
31 December 2004	692,078	760,328	83,621	60,981	–	–	1,701,331	3,298,339
Subtotal Non Director Key Management Personnel								
31 December 2005	**3,080,386**	**3,586,381**	**323,347**	**83,744**	**–**	**758,384**	**–**	**7,832,242**
31 December 2004	2,867,089	3,464,710	368,117	855,511	10,977	38,889	3,017,882	10,623,174
Total Key Management Personnel								
31 December 2005	**16,695,137**	**13,086,381**	**1,031,251**	**8,555**	**81,000**	**2,695,000**	**–**	**33,597,324**
31 December 2004	11,407,058	17,450,850	1,158,787	1,165,943	157,285	38,889	3,804,638	35,183,449

[1] Cash settled share based transactions represent amounts accrued relating to the EDA Plan and PIP Plan. Refer to note 35(f) for further details regarding the operation of these plans.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $661,765 (2004 $674,352) relate to Mr F Lowy's contractual entitlements to private usage of the Westfield Group's aircraft. The entitlement to private usage of the Westfield Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $81,000 (2004: $89,818) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] Included in the prior year other short term employee benefits figure for Mr P Allen is $563,826 relating to losses, costs and expenses incurred in connection with his relocation to the Sydney office on short notice. Non monetary benefits of $100,509 (2004: $215,401) represented loan forgiveness.

[5] Non monetary benefits for Mr R Green of $69,394 (2004: $37,440) represent medical benefits.

[6] Non monetary benefits for Mr K Wong of $153,444 (2004: $83,821) comprised medical benefits and deferred remuneration entitlements including a contribution by the Westfield Group to the deferred remuneration plan.



NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

b) Option holdings of Key Management Personnel

During the financial year, no options and awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan and the Executive Performance Share Plan (together the "Option Plans").

On 25 May 2004, The Supreme Court of New South Wales ordered, under section 411 of the Corporations Act, that a meeting of Westfield Holdings Limited shareholders be held to vote on the proposed Merger by stapling. Under the terms of the Option Plans, the convening of the scheme meeting gave Optionholders a right to exercise all outstanding Options including an accelerated right in respect of previously unvested Options. In accordance with the terms of the Option Plans, that right could be exercised at any time prior to the effective date of the Merger being 2 July 2004. Options over Westfield shares not exercised prior to that date reverted to their previous terms of exercise and were converted to Options over stapled securities on a 1:1 basis in accordance with amendments made to the Option Plans. That conversion was consistent with the merger ratios applied in the scheme of arrangement. In all other respects the terms of the Option Plans remain substantially unaltered.

Under the terms of the Option Plans, WHL may satisfy the exercise of an Executive Option in one of the following ways:

i) issuing or transferring a Westfield Group stapled security to the Executive Optionholder;

ii) paying the Optionholder an amount equal to the difference between market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Option ("Profit Element"); or

iii) issuing or transferring a Westfield Group stapled security to the Executive Optionholder equal to the value of the Profit Element.

Current period

There were no options exercised or options oustanding with Key Management Personnel during the current period

Prior period

Key Management Personnel	Balance at beginning of period 1 Jan 04	Granted as Remuneration	Options Exercised	Balance at end of period 31 Dec 04	Vested during the previous financial year	Shares issued on exercise of remuneration options[2]	Paid per share
D H Lowy, AM	1,250,000	–	(1,250,000)	–	625,000	1,250,000	9.31
S P Johns	500,000	–	(500,000)	–	250,000	500,000	9.31
P S Lowy[1]	1,250,000	–	(1,250,000)	–	625,000	497,680	–
S M Lowy	1,250,000	–	(1,250,000)	–	625,000	1,250,000	9.31
Total	**4,250,000**	–	**(4,250,000)**	–	**2,125,000**	**3,497,680**	

[1] Under the terms of the Executive Option Plan, Westfield Group may issue stapled securities to the Executive Optionholder equal to the value of the Profit Element.

[2] In the previous financial period.

c) Security holdings of Key Management Personnel

Stapled securities held in Westfield Group (WDC) (number)	Balance at 1 Jan 2005	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2005
F P Lowy, AC					
D H Lowy, AM	166,450,338			391,013	166,841,351
P S Lowy					
S M Lowy					
R L Furman[1]	–				–
D M Gonski, AO[1]	299,527				299,527
F G Hilmer, AO[1]	189,433				189,433
S P Johns	1,828,965			(251,843)	1,577,122
J B Studdy, AM	38,573				38,573
F T Vincent	–				–
G H Weiss	–				–
D R Wills, AO	20,000				20,000
C M Zampatti, AM	221,654			13,098	234,752
P Allen	166,031			11	166,042
R Green	–				–
K Wong	–				–
Total	**169,214,521**	–	–	**152,279**	**169,366,800**

[1] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

d) Loans to Key Management Personnel

Key Management Personnel	Balance at beginning of period $	Interest charged[1] $	Interest not charged $	Provision for loan forgiveness $	Balance at end of period $	Highest owing in period $
P Allen	50,000	-	-	(50,000)	-	50,000
Total	**50,000**	**-**	**-**	**(50,000)**	**-**	**50,000**

Terms and conditions of loans

[1] Loan to Key Management Personnel is interest free. The loan agreement provided for the principal to be forgiven by July 2005.

The current period non monetary benefits (disclosed in part (a) above) includes a total amount of interest and FBT liabilities of $3,422 (2004: $21,229) calculated based on Mr P Allen's opening loan of $50,000 at 7% per annum.

e) Other transactions and balances with Key Management Personnel

i) During the financial year the trustees of the Westfield Superannuation Funds acquired 425,513 WDC securities (2004: Nil) and disposed 1,134,500 WDC securities (2004: Nil) in accordance with the Rules of the Superannuation Funds.

ii) During the financial year:

a) an aggregate amount of $1,607,539 (31 December 2004: $417,817) was recognised as income relating to services provided by the Westfield Group on commercial terms to Director related entities of F P Lowy, D H Lowy, P S Lowy and S M Lowy, of which an aggregate amount of $Nil (31 December 2004: $7,556) was recognised as a current receivable from such Director related entities as at 31 December 2005 for the usage of such assets. Refer to note 33 for further details regarding related party transactions; and

b) an aggregate amount of $1,048,778 (31 December 2004: $24,711) was recognised as an expense relating to business usage by the Westfield Group on commercial terms of assets owned by Director related entities of F P Lowy, D H Lowy, P S Lowy and S M Lowy. Refer to note 33 for further details regarding related party transactions.

iii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends/distributions by the Westfield Group in respect of stapled securities.

f) Other remuneration disclosures

1 Remuneration Environment

The experience of the Westfield Group in the financial year has highlighted the impact of the global environment in which the Westfield Group now competes for human resources. The Westfield Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Westfield Group's business and our philosophy of intensive management of the Westfield Group's business means that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting and transferring skills to the Westfield Group's business in various locations around the world.

The environment in which the Westfield Group operates is extremely competitive. The Westfield executive team is highly regarded and retention of the team is one of the major human resource challenges facing the Westfield Group. At all levels within the business, continuity within the executive team is an important factor in maintaining the Westfield Group's record of high performance over a sustained period. Achieving that continuity is a constant challenge, particularly given the current high level of demand globally for executives with specific skills in many areas required by the Westfield Group. Every effort is made to attract, develop and retain the best available executive talent.

2 Remuneration Committee

2.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its charter, a copy of which is available on the Westfield Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

— determining and reviewing remuneration policies to apply to members of the Board and to executives within the Westfield Group;
— determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
— reviewing contractual rights of termination for members of the senior executive team;
— reviewing the appropriateness of the Westfield Group's succession planning policies;
— reviewing policy for participation by senior executives in equity-linked plans;
— reviewing management's recommendations of the total proposed awards to be issued under each plan; and
— administering the equity-linked plans as required in accordance with the rules of the plans.

2.2 Membership and meetings

The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met twice in the financial year. All members of the Committee attended the meetings.



NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

3 Remuneration of Non-Executive Directors

3.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limit set by Members) acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for Members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director Remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions) a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair. There was no increase in fees paid to Non-Executive Directors in the financial year.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by Members at the Annual General Meeting of the Company held in November 2004.

None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

3.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the financial year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
F G Hilmer, AO	150,000	30,000	30,000	–	–	18,000	–	228,000
D H Lowy, AM	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	150,000	–	–	–	–	12,000	–	162,000
D M Gonski, AO	150,000	–	20,000	–	6,000	12,000	–	188,000
S P Johns	150,000	–	20,000	18,000	–	–	420,000[1]	608,000
J B Studdy, AM	150,000	–	20,000	–	–	–	–	170,000
F T Vincent	150,000	–	–	–	–	–	–	150,000
G H Weiss	150,000	–	–	18,000	–	–	–	168,000
D R Wills, AO	150,000	–	–	–	6,000	–	–	156,000
C M Zampatti, AM	150,000	–	–	–	6,000	–	–	156,000

[1] Following his retirement as an Executive Director in October 2003, Mr. Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues.

3.3 Other entitlements

Short term employee benefits (Primary)

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 3.2.

Non-Executive Directors are not entitled:

a) to short-term compensated absences;

b) to short-term cash profit sharing or other cash or performance related bonus; or

c) to non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled:

a) to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or

b) to any other post-employment benefit.

Other long-term employee benefits

Non-Executive Directors are not paid or entitled to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments (Equity)

Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans and are not entitled to share based compensation.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

4 Westfield Group Managing Directors and other senior executives

4.1 Policy

In this section, a reference to senior executives includes the Westfield Group Managing Directors and Specified Executives (being those Key Management Personnel, other than the Directors, and numbering at least three who were part of the five highest remunerated executives for the financial year). Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:

— enable the Westfield Group to attract and retain key executives who will create sustainable value for Members;
— properly motivate and reward executives having regard to the overall performance of the Westfield Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
— appropriately align the interests of executives with Members; and
— comply with applicable legal requirements and appropriate standards of governance.

The Westfield Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Westfield Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Westfield Group and of the relevant executive. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

Implementation of this policy has over time, resulted in Westfield attracting and retaining experienced senior executives who provide stability and continuity for the Westfield Group.

4.2 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Westfield Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and where relevant, promotion.

4.3 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Westfield Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives, in respect of the Westfield Group Managing Directors and the Westfield Group's most senior executives, are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures chosen are based on key contributions expected of that executive in order to enhance the overall performance of the Westfield Group. The Remuneration Committee will also consider the role which the executive played in any major acquisition or capital transaction during the year as this contribution may have played a vital role in the success of the Westfield Group in that year.

4.4 Equity-linked incentives

The Westfield Group has two equity-linked incentive plans: the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan").

In 2004, at the time of the Merger, the EDA Plan and PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Westfield Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Prior to 2002, the Company used options with an exercise price at or above market value as the principal means of providing long term equity incentives. There are currently 932,700 options on issue, the last of which will expire in 2008. The Westfield Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than granting options with an exercise price at or above market value, awards granted under the new Plans are more in the nature of restricted stock where the executive would be entitled to receive a Westfield Group security on exercise.

However, as explained below, the new Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

— based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $15,000;

— immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;

— during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;

— assuming the executive remains employed by the Westfield Group through the vesting period and any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan generally requires that the executive remain employed by the Westfield Group throughout the vesting period. In special circumstances (eg. death, redundancy or retirement) the Board retains discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

4.5 The Westfield Group equity linked Plans
The EDA Plan is a plan in which senior and high performing executives participate. There are currently 251 executives world-wide participating in the EDA Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. With the exception of awards issued in connection with the Retention Plan referred to in 4.6 there are no additional performance hurdles applicable during the vesting period.

The EDA Plan is intended to use the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Westfield Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 13 executives world-wide, including the Westfield Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

a) qualification for awards under the PIP Plan each year will be subject to the Westfield Group achieving performance hurdles which will relate to the financial and operating targets of the Westfield Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and

b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives will be informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The performance hurdle in respect of the financial year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the financial year.

The hurdle chosen by the Remuneration Committee for the 2006 Qualifying Year also reflects the focus on achieving a distribution per security consistent with the Westfield Group's current forecasts for the 2006 financial year ("FY06").

Specifically the PIP hurdle for FY06 requires achievement of the forecast distribution of $1.065 per stapled security on the basis that:

a) the forecast distribution of not less than 54.5 cents in the six months to 30 June 2006 will include a distribution of project profits; and

b) thereafter, the distribution will be made in accordance with the distribution policy announced by the Westfield Group in February 2006. That is, the distribution will be not more than 100% of Operational segment earnings (as adjusted for realised gains and losses from hedging the Westfield Group's overseas net income). Operational segment earnings will be reported by the Westfield Group on the basis announced in February 2006.

The hurdle chosen by the Remuneration Committee reflects the importance of the Westfield Group achieving its forecast distributions in FY06 in accordance with the new distribution policy. That distribution policy focuses on strengthening earnings from the Operational segment as a key driver of earnings per stapled security and of future growth for the Westfield Group.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award. The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described in section 4.4 above.

4.6 Retention Plan
The Board and the Remuneration Committee have acknowledged that in 2005 there was generally strong upward pressure on remuneration in the markets in which the Group operates. The increasingly global nature of the employment market in which the Group operates is particularly evident in the case of executives with design, development and construction expertise who are in high demand and are keenly sought by the Westfield Group and by our local and international competitors.

In 2005, the Board decided to utilise the EDA Plan to make non-recurring awards to five of the Westfield Group's most senior operational and finance executives. Neither the Executive Chairman nor the Westfield Group Managing Directors will receive these awards. These awards have been granted with effect from 1 January 2006 and will vest in full on 1 January 2011, provided the recipient remains employed by the Westfield Group at that time. The nominal value of these awards at the time of granting is $23 million – a figure which will be amortised over the five year life of the awards.

As noted above, these awards are intended to provide a further incentive to a small number of the Westfield Group's most senior executives in order to better secure their services over the next five years. In granting these awards, the primary objective of the Westfield Group is retention of key executives for an extended period. In order to ensure that the relevant executives continue to perform at the high level required by the Westfield Group, the vesting of the awards is subject to a performance hurdle which requires that, over the five year vesting period, each executive must achieve at least 50% of his target performance bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

As the awards will be granted in the 2006 financial year, the allocation of these awards amongst the Westfield Group's senior executives will be disclosed in future Remuneration Reports.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Westfield Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

5.1 Executive Chairman

The term of Mr Frank Lowy's service contract is renewed by agreement between the parties every two years. The remuneration under that contract will be reviewed by the Remuneration Committee on renewal. The current arrangements provide, in respect of the 12 month period ending 30 June 2006, for:

a) a base salary of $8 million;

b) an annual performance bonus of $5 million payable if the Westfield Group achieves the forecast distribution (as detailed in the Explanatory Memorandum for the Merger) of $1.10 per stapled security in respect of that year; and

c) other benefits as detailed in the table below.

Mr Lowy is the co-founder of Westfield and has overseen the success of the Company since 1960. Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the financial year was $81,000.

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the financial year ended 31 December 2005.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary	
Fixed	8,000,000
— Cash bonus (accrued)[1]	
At risk	4,500,000
— Other short term employee benefits[2]	
Fixed	44,159
— Non monetary benefits[3]	
Fixed	664,667
Post Employment Employee Benefits	
— Pension and superannuation benefits[4]	
Fixed	81,000
Other Long Term Benefits	-
Termination Benefits	-
Share Based Payments (Equity)[5]	-
Total Remuneration	**13,289,826**

[1] The bonus is only payable if the Westfield Group meets its forecast distributions as outlined above.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Westfield Group's aircraft which is classified as private usage ($661,766). The entitlement to private usage of the Westfield Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation during the financial year.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors Continued

5.2 Westfield Group Managing Directors

The employment arrangements of the Westfield Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Westfield Group since 1983.
- Managing Director since 1997. In January 2006, Mr Lowy's title changed to Westfield Group Managing Director. There has been no change to his responsibilities within the Westfield Group.
- Has resided in the United States since 1990.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of US$1,500,000 per annum for the financial year. Mr Lowy's revised base salary effective 1 January 2006 is US$2,500,000 per annum.
- No formal service contract is in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the financial year.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary[1]	
Fixed	1,924,751
— Cash bonus (accrued)[2]	
At risk	2,500,000
— Other short term employee benefits[3]	
Fixed	(98,071)
— Non monetary benefits[4]	
Fixed	43,237
Post Employment Employee Benefits	
Pension and superannuation benefits	–
Share Based Payments (Equity)[5]	
— EDA Plan[6]	
At risk	354,635
— PIP Plan[7]	
At risk	613,673
Other Long Term Benefits[6][7]	–
Total Remuneration	**5,338,225**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is equivalent to US$1,500,000.

[2] Mr Lowy's bonus vested 100% in the financial year. No amount of the bonus was forfeited in the financial year. The bonus is not payable in respect of any future financial year.

[3] Comprising annual leave entitlements.

[4] Comprising medical benefits.

[5] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to notes (6) and (7) for share based payments.

[6] Mr Peter Lowy has participated in the EDA Plan from 1 January 2005. Refer to the table at 5.3 for details of awards held by of Mr Lowy under the EDA Plan.

[7] Mr Peter Lowy has participated in the PIP Plan from 1 January 2006. Refer to the table at 5.4 for details of awards held by Mr Lowy under the PIP Plan.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors Continued

5.2 Westfield Group Managing Directors Continued

Mr Steven Lowy
- Has been with the Westfield Group since 1987.
- Managing Director since 1997. In January 2006, Mr Lowy's title changed to Westfield Group Managing Director. There has been no change to his responsibilities within the Westfield Group.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of $1,500,000 per annum for the financial year. Mr Lowy's revised base salary effective 1 January 2006 is $2,500,000 per annum.
- No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the financial year.

Component of Remuneration	Amount $
Short Term Employee Benefits (Primary)	
— Base salary	
Fixed	1,500,000
— Cash bonus (accrued)[1]	
At risk	2,500,000
— Other short term employee benefits[2]	
Fixed	(21,277)
— Non monetary benefits	-
Post Employment Employee Benefits	
Pension and superannuation benefits	-
Share Based Payments (Equity)[3]	
— EDA Plan[4]	
At risk	354,635
— PIP Plan[5]	
At risk	613,673
Other Long Term Benefits[4][5]	-
Total Remuneration	**4,947,031**

[1] Mr Lowy's bonus vested 100% in the financial year. No amount of the bonus was forfeited in the financial year. The bonus is not payable in respect of any future financial year.

[2] Comprising annual leave and long service leave entitlements.

[3] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to notes (4) and (5) for share based payments.

[4] Mr Steven Lowy has participated in the EDA Plan from 1 January 2005. Refer to the table at 5.3 for details of awards held by of Mr Lowy under the EDA Plan.

[5] Mr Steven Lowy has participated in the PIP Plan from 1 January 2006. Refer to the table at 5.4 for details of awards held by Mr Lowy under the PIP Plan.

5.3 Westfield Group Managing Directors: participation in the EDA Plan

The following table details awards under the EDA Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to any of the Westfield Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value[1] $	Performance Hurdles	Amortisation for the financial year $
Peter Lowy								
Group Managing Director	1 Jan 05	47,775	1 Jan 08	-	47,775	886,485	N/A	354,635
Steven Lowy								
Group Managing Director	1 Jan 05	47,775	1 Jan 08	-	47,775	886,485	N/A	354,635

[1] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

5 Remuneration of Executive Directors Continued

5.4 Westfield Group Managing Directors: participation in the PIP Plan

The following table details awards under the PIP Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to any of the Westfield Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the financial year $
Peter Lowy Group Managing Director	1 Jan 06	111,465	55,733: 1 Jan 09 55,732: 1 Jan 10	—	111,465	2,149,393	Satisfied [2]	613,673
Steven Lowy Group Managing Director	1 Jan 06	111,465	55,733: 1 Jan 09 55,732: 1 Jan 10	—	111,465	2,149,393	Satisfied [2]	613,673

[1] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the Qualifying Hurdle is achieved and the employee remains employed with the Westfield Group for the full term of the PIP Plan.

[2] The Westfield Group Managing Directors became eligible to participate in the PIP Plan on 1 January 2006 following satisfaction of the performance hurdle for the 2005 Qualifying Year. The performance hurdle in respect of the financial year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the financial year.

6 Executive Remuneration and Termination Arrangements

6.1 Service contracts and termination arrangements

This report incorporates details of the Specified Executives, being the Key Management Personnel (other than the Directors) numbering at least five, who received the highest remuneration for the financial year.

A range of service arrangements operate within the Westfield Group. As noted in the table below, Mr Allen has been with the Westfield Group in excess of ten years. There is no formal service contract for Mr Allen. As a consequence there is no fixed termination arrangements with this executive. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

Since the expiry of Mr Wong's three year contract with the Westfield Group in February 2006, Mr Wong's employment terms are governed by Californian employment law.

It is the Westfield Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives. [1]

Name and Title	Employing Company	Commencement Date	Term	Termination Provisions/benefits
Richard Green Vice Chairman – Operations United States	Westfield Corporation, Inc.	1 June 1980	1 year ending 31 December 2006	The Company may terminate the contract for cause on 30 days' written notice. There is no provision for termination without cause. No termination benefit is payable.
Kenneth Wong Managing Director United States	Westfield Corporation, Inc.	27 February 2003	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

[1] In January 2006, the title of Kenneth Wong was changed to Managing Director, United States. There has been no change to his responsibilities within the Westfield Group.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

6 Executive Remuneration and Termination Arrangements Continued

6.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

Executive	Short Term Employee Benefits (Primary)				Post Employment Employee Benefits	Share Based Payments (Equity) [4]		Termination Benefits	Other Long Term Benefits [5] [6]	Total [7]
	Base Salary	Accrued Bonus	Other Short Term Employee Benefits	Non Monetary Benefits		EDA Plan	PIP Plan			
	Fixed [1] $	At Risk [2] $	Fixed [3] $	Fixed $		At Risk [5] $	At Risk [6] $			
Richard Green Vice Chairman – Operations United States	1,311,992	1,967,987 Vested: 100%	–	69,394 [8]	–	–	–	–	–	3,349,373
Kenneth Wong Managing Director United States	918,394	918,394 Vested: 100%	924 [9]	153,444 [10]	–	30,847	310,870	–	–	2,332,873
Peter Allen Group Chief Financial Officer	850,000	700,000 Vested: 100%	82,820 [11]	100,509 [12]	–	171,176	245,491	–	–	2,149,996

[1] Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Wong, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Westfield Group (see note 10 below).
[2] No amount of any bonus was forfeited in the financial year. No bonus is payable in respect of any future financial year.
[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the financial year.
[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer to notes (5) and (6) for share based payments.
[5] Refer to the table at 6.3.
[6] Refer to the table at 6.4.
[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.
[8] Comprising national insurance and annual leave and long service leave entitlements.
[9] Comprising annual leave and long service leave entitlements.
[10] Comprising medical benefits and deferred remuneration entitlements including a contribution by the Westfield Group to the deferred remuneration plan.
[11] Comprising annual leave and long service leave entitlements.
[12] Comprising loan forgiveness and related fringe benefits tax.

NOTE 35 REMUNERATION OF KEY MANAGEMENT PERSONNEL CONTINUED

f) Other remuneration disclosures Continued

6 Executive Remuneration and Termination Arrangements Continued

6.3 Specified Executives: participation in the EDA Plan

The following table details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the financial year $
Peter Allen Group Chief Financial Officer	1 Sep 04	23,060	1 Sep 07	713 (Feb 05) 710 (Aug 05)	24,483	427,889	N/A	171,176
Kenneth Wong Managing Director United States	1 Jan 05	4,155	1 Jan 08	129 (Feb 05) 128 (Aug 05)	4,412	77,108	N/A	30,847

[1] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

6.4 Specified Executives: participation in the PIP Plan

The following table details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards	Total Awards Held	Current Fair Value [1] $	Performance Hurdles	Amortisation for the financial year $
Peter Allen Group Chief Financial Officer	1 Jan 06	44,590	22,295: 1 Jan 09 22,295: 1 Jan 10	–	44,590	859,834	Satisfied [2]	245,491
Kenneth Wong Managing Director United States	1 Jan 06	56,465	28,233: 1 Jan 09 28,232: 1 Jan 10	–	56,465	1,088,821	Satisfied [2]	310,870

[1] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the cash that is expected to be paid in the future. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the Qualifying Hurdle is achieved and the employee remains employed with the Westfield Group for the full term of the PIP Plan.

[2] The Specified Executives became eligible to participate in the PIP Plan on 1 January 2006 following satisfaction of the performance hurdle for the 2005 Qualifying Year. The performance hurdle in respect of the financial year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the financial year.

Directors' Declaration

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("Trust"), declare that:

a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 20 March 2006 in accordance with a resolution of the Board of Directors.

F
Executive Chairman

FG Hilmer, AO
Deputy Chairman

ERNST & YOUNG

Independent Audit Report

TO MEMBERS OF WESTFIELD AMERICA TRUST

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Westfield America Trust (the trust) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the trust and the entities it controlled during that year.

The directors of Westfield America Management Limited are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the trust and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion to the members of the trust. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:
— examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
— assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the trust.

Independence
We are independent of the trust and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of Westfield America Management Limited a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Westfield America Trust is in accordance with:

a) the Corporations Act 2001, including:
   i) giving a true and fair view of the financial position of Westfield America Trust and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and
   ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

B.J. Long

Partner

Sydney
20 March 2006

Directors' Report

The Directors of Westfield America Management Limited (the "Responsible Entity"), the responsible entity of Westfield America Trust ("Trust") submit the following Report for the year ended 31 December 2005 ("Financial Year").

Review of Operations and State of Affairs
The Trust reported a net profit of $2,015.2 million and a distribution of $989.3 million for the Financial Year. Basic earnings per unit is 111.68 cents and the distribution per unit is 54.53 cents for the Financial Year.

As at 31 December 2005, the Trust had a $19.7 billion (consolidated properties: $17.0 billion and a share of equity accounted properties: $2.7 billion) interest in 67 shopping centres, comprising 9,400 retailers and approximately 6.6 million square metres of retail space.

The Trust achieved net property income of $1,065.4 million with comparable mall income growth of 3.6%. This result reflects average specialty retail sales of US$424 per square foot with comparable growth of 5.2% for the Financial Year. The strong sales growth has been led by the performance of the Group's West Coast and East Coast portfolios – up 6.8% and 5.2% respectively for the Financial Year.

At 31 December 2005 the portfolio was 95.1% leased, which is 90 basis points ahead of December 2004. New leases totalling 3.8 million square feet were completed during the 12 months. New mall shop rents at US$42.79 per square foot represent a 28.5% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at December 2005 was US$38.83 per square foot - up 3.3% for the Financial Year.

Property transactions
During the Financial Year, the Group purchased:
— Chicago Ridge in Chicago, Illinois for US$108 million at a yield of 8.0%;
— A further 25% interest in Westfield Valencia, Los Angeles, California for US$69 million at a current yield of 8.1%, taking its interest to 50%; and
— Sunrise Mall in Massapequa, New York for US$143 million at a yield of 7.9%.

Development projects
The Group completed the US$120 million redevelopment of Westfield Franklin Park in Toledo, Ohio, the US$140 million redevelopment of Westfield Wheaton in Wheaton, Maryland and a US$30 million project at Gateway in Lincoln, Nebraska. The first stage of the US$160 million redevelopment at Century City in Los Angeles, California was also opened.

The Group commenced 7 new projects during the Financial Year. This includes the US$330 million expansion of Westfield Topanga scheduled for completion of the main retail area in the 1st quarter of 2007. The largest project currently underway in the United States is the redevelopment of San Francisco Centre in downtown San Francisco, California at a forecast cost of US$440 million (with Westfield's share of the development US$220 million). This project is currently on schedule for completion in the 4th quarter 2006.

The Group currently has its largest ever development pipeline in the United States with 11 projects currently underway at a forecast cost of US$1.5 billion. These projects have a target weighted average project yield in the range of 9.6% – 10.0%.

There were no significant changes in the Trust's state of affairs during the Financial Year.

Principal Activities
The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Year.

Subsequent Events
No other matter or circumstance has arisen since the end of the Financial Year that has significantly affected, or may significantly affect:
i) the Trust's operations in future financial years;
ii) the results of those operation in future financial years; or
iii) the Trust's state of affairs in future financial years.

Future Developments
The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations above. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Distributions
The following distributions were paid to Members during the Financial Year:

— For the six months ended 31 December 2004, paid 28 February 2005: 26.82 cents per unit final distribution[1]	$473.7 million
— For the six months ended 30 June 2005, paid 31 August 2005 — 25.16 cents per unit interim distribution[2] for all ordinary units; —16.96 cents per unit interim distribution for ordinary units issued on 28 February 2005 pursuant to the Group's Distribution Reinvestment Plan	$452.7 million

The following final distribution was declared for payment to Members with respect to the Financial Year, and paid on 28 February 2006:

— 29.37 cents per unit final distribution[3] for all ordinary units; — 19.48 cents per unit final distribution for ordinary units issued on 31 August 2005 pursuant to the Group's Distribution Reinvestment Plan	$536.6 million

The Directors
There have been no changes to the Board of the Responsible Entity during or since the end of the Financial Year.

Consequently, the following directors served on the Board of the Responsible Entity for the Financial Year: Mr F P Lowy AC, Mr F G Hilmer AO, Mr D H Lowy AM, Mr R L Furman, Mr D M Gonski AO, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

Directors' Relevant Interests
The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary units in the Trust were stapled to shares in Westfield Holdings Limited and units in Westfield Trust as part of the merger of the Westfield Group in July 2004. The stapled securities trade on the Australian Stock Exchange under the code WDC.

[1] A distribution of 52.03 cents per Westfield Group stapled security was paid on 28 February 2005. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[2] A distribution of 51.07 cents per ordinary WDC stapled security and 34.42 cents per WDCNA (February 2005 DRP) stapled security was paid on 31 August 2005. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[3] A distribution of 55.50 cents per ordinary WDC stapled security and 36.80 cents per WDCNB (August 2005 DRP) stapled security was paid on 28 February 2006. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	167,053,051
R L Furman	–
D M Gonski, AO	206,010
F G Hilmer, AO	189,433
S P Johns	1,563,559
J B Studdy, AM	38,573
FT Vincent	–
G H Weiss	20,000
D R Wills, AO	20,000
C M Zampatti, AM	236,125

None of the directors hold options over any issued or unissued stapled securities in the Westfield Group.

Options

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 20 in the Notes to the Financial Statements (page 21).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 19 in the Notes to the Financial Statements (page 20).

Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

Special rules for Registered Schemes

- $62.0 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 118,806,249 units as at the end of the Financial Year.
- Details of units issued in the Trust during the Financial Year are set out on Note 19 on page 20.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 2(c), 12 and 14 on pages 9, 15 and 17 respectively.
- Details of the number of units in the Trust as at the end of the Financial Year are set our in Note 19 on page 20.

Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust for the year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

B.J. Long

Partner

Sydney
20 March 2006

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F G Hilmer, AO
Deputy Chair

Executive Chairman
20 March 2006

Corporate Governance Statement

The Corporate Governance statement for Westfield America Trust for the financial year ended 31 December 2005 has been incorporated into the Corporate Governance statement prepared for the stapled Westfield Group. This statement can be found in the 2005 Westfield Group Annual Report, after the Directors' Report.

	Twenty Largest Holders of Stapled Securities in Westfield Group [1]	Securities	Securities
1	JP Morgan Nominees Australia Limited	276,372,533	15.71
2	Westpac Custodian Nominees Limited	243,041,482	13.81
3	National Nominees Limited	207,254,124	11.78
4	Cordera Holdings Pty Limited	98,694,531	5.61
5	Citicorp Nominees Pty Limited	87,182,960	4.96
6	Cogent Nominees Pty Limited	71,948,178	4.09
7	ANZ Nominees Limited <Cash Income A/C>	51,947,219	2.95
8	ANZ Nominees Limited <Income Reinvest Plan A/C>	46,611,962	2.65
9	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	39,760,054	2.26
10	AMP Life Limited	28,694,745	1.63
11	RBC Global Services Australia	19,668,279	1.12
12	Queensland Investment Corporation	19,244,930	1.09
13	Franley Holdings Pty Limited	16,027,400	0.91
14	Westpac Financial Services Limited	15,776,265	0.90
15	Victorian Workcover Authority	14,512,848	0.82
16	Frank P Lowy	14,209,367	0.81
17	Westfield C Fund Pty Limited	13,202,005	0.75
18	Bond Street Custodians Limited <ENH Property Securities A/C>	12,512,795	0.71
19	Bond Street Custodians Limited <Property Securities A/C>	11,715,455	0.67
20	Transport Accident Commission	11,326,276	0.64
		1,299,703,408	**73.87**

[1] Ordinary units in Westfield America Trust were stapled to units in Westfield Trust and shares in Westfield Holdings Limited as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Voting Rights

At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in Westfield America Trust.

Distribution Schedule

Category	Number of Options [1]	Number of Option Holders	Number of Stapled securities	Number of Security-holders	% of securities in each	Number of units stapled to WHL shares or WT units	Number of Unitholders
1-1,000	700	1	32,958,660	63,748	1.88	19	1
1,001-5,000	3,200	2	115,571,428	53,981	6.61	0	0
5,001-10,000	20,000	2	39,732,050	5,763	2.27	0	0
10,001-100,000	803,800	23	72,649,656	3,082	4.15	0	0
100,001 and over	883,815	4	1,488,043,964	293	85.09	83,084,366	4
Total	**1,711,515**	**32**	**1,748,955,758**	**126,867**	**100.00**	**83,084,385**	**5**

As at 28 February 2006, 2,318 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westifeld Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 28 February 2006 is 29,372,724.

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
ING Australia Holdings Limited	87,707,537